As filed with the Securities and Exchange Commission on October 22, 2010.
Registration No. 333-166400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AURORA DIAGNOSTICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8071 (Primary Standard Industrial Classification Code Number)	27-2416884 (I.R.S. Employer Identification Number)

11025 RCA Center Drive, Suite 300
Palm Beach Gardens, FL 33410
(866) 420-5512
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory A. Marsh
Chief Financial Officer
11025 RCA Center Drive, Suite 300
Palm Beach Gardens, FL 33410
(866) 420-5512
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Mark Ray Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 (404) 881-7000	Michael Benjamin Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 22, 2010
           Shares

Common Stock

Aurora Diagnostics, Inc. is offering           shares of its common stock and the selling stockholders are offering           shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “ARDX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Price $      Per Share

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Us	Stockholders

Per share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2010.

Morgan Stanley	UBS Investment Bank	Barclays Capital

RBC Capital Markets	BMO Capital Markets	Lazard Capital Markets

          , 2010

Page

Prospectus Summary	1
Risk Factors	14
Forward-Looking Statements	35
Organizational Structure	37
Use of Proceeds	40
Dividend Policy	41
Capitalization	42
Dilution	43
Unaudited Pro Forma Financial Information	45
Selected Historical Consolidated Financial Data	51
Management’s Discussion and Analysis of Financial Condition and Results of Operations	54
Industry	79
Business	83
Management and Board of Directors	106
Executive Compensation — Compensation Discussion and Analysis	113
Principal and Selling Stockholders	127
Certain Relationships and Related Party Transactions	132
Description of Capital Stock	136
Shares Eligible for Future Sale	140
Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders of Common Stock	142
Underwriters	146
Legal Matters	152
Experts	152
Where You Can Find More Information	153
Index to Consolidated Financial Statements	F-1
EX-3.1
EX-3.2
EX-10.1
EX-10.2
EX-10.4
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.15
EX-10.16
EX-10.17
EX-21.1
EX-23.1
EX-23.2

You should rely only on the information contained in this prospectus and in any free writing prospectus. We, the underwriters and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We, the underwriters and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2010 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States, neither we, nor the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. The information contained in “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business” is based on studies, analyses and surveys including:

•	“Laboratory Industry Strategic Outlook: Market Trends and Analysis 2009” prepared by Washington G-2 Reports, or the Washington G-2 Report, which is available for purchase at http://www.g2reports.com/issues/SPCRPT/1619642-1.html;

•	“The U.S. Anatomic Pathology Market Forecast & Trends 2010” prepared by Laboratory Economics, or the Laboratory Economics Report, which is available for purchase at http://www.laboratoryeconomics.com;

•	“Cancer Facts & Figures 2009” prepared by the American Cancer Society, or the American Cancer Society Report, which is available for download at http://www.cancer.org/Research/CancerFactsFigures/index;

•	“Trendwatch Chartbook 2000: Trends Affecting Hospitals and Health Systems” prepared by the Lewin Group, Inc. for the American Hospital Association and “Trendwatch Chartbook 2009: Trends Affecting Hospitals and Health Systems” prepared by Avalere Health for the American Hospital Association, or the AHA Reports, which is available for download at http://www.aha.org/aha/research-and-trends/health-and-hospital-trends/2003-or-earlier.html and http://www.aha.org/aha/research-and-trends/chartbook/2009chartbook.html, respectively; and

•	“Projections of the Population by Selected Age Groups and Sex for the United States: 2010 to 2050” prepared by the Population Division, U.S. Census Bureau, or the U.S. Census Bureau Report, which is available for download at http://www.census.gov/population/www/projections/summarytables.html.

Information originally published in Washington G-2 Reports “Laboratory Industry Strategic Outlook: Market Trends & Analysis 2009” is used herein with the express written permission of Washington G2 Reports. Copyright ©2010. www.g2reports.com. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

TRADEMARKS

AURORA DIAGNOSTICS and CONNECTDX THE INFORMATION GATEWAY and Design and other trademarks or service marks of Aurora appearing in this prospectus are our property. All trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

PROSPECTUS SUMMARY

This summary highlights all material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “Aurora Diagnostics” and the “Company” refer to Aurora Diagnostics, Inc. and our subsidiaries, as well as the professional associations and professional corporations which are separate legal entities in certain states that we control through contractual arrangements. All information in this prospectus with respect to Aurora Diagnostics, Inc. gives effect to the reorganization transactions described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure” as if they had occurred on December 31, 2009. “Aurora Holdings” refers to our predecessor “Aurora Diagnostics Holdings, LLC.” With respect to periods prior to April 23, 2010, the terms “we,” “us,” “our,” “Aurora” and the “Company” refer to Aurora Holdings and its subsidiaries.

Our Business

We are a specialized diagnostics company providing services that play a key role in the diagnosis of cancer and other diseases. Our experienced pathologists deliver comprehensive diagnostic reports of a patient’s condition and consult frequently with referring physicians to help determine the appropriate treatment. Our diagnostic reports often enable the early detection of disease, allowing referring physicians to make informed and timely treatment decisions that improve their patients’ health in a cost-effective manner.

We are a leading specialized diagnostics company in terms of revenues, focused on the anatomic pathology market. We are well-positioned in the higher-growth subspecialties of anatomic pathology, with a leading market position in dermatopathology and in the women’s health pathology subspecialty, and a growing market position in urologic pathology, hematopathology and general surgical pathology. Our strengths in anatomic pathology are complemented by our specialized clinical and molecular diagnostics offerings, which enable us to provide a broad selection of diagnostic services to our referring physicians, our primary clients.

The majority of our revenues in 2009 were derived from physicians providing diagnostic services in the non-hospital outpatient channel of the anatomic pathology market, which in 2008 was one of the fastest-growing and largest channels of that market. We also maintain 37 exclusive contracts with hospitals under which we provide inpatient and outpatient professional anatomic pathology services. We also provide medical director services and, for some hospitals, technical slide preparation services.

Our business model builds upon the expertise of our experienced pathologists to provide seamless, reliable and comprehensive pathology and molecular diagnostics offerings to referring physicians. We typically have established, long-standing relationships with our referring physicians as a result of focused localized delivery of diagnostic services, personalized responses and frequent consultations, and flexible information technology, or IT, solutions that are customizable to our clients’ needs. Our IT and communications platform enables us to deliver diagnostic reports to our clients generally within 24 hours of specimen receipt, helping to improve patient care. In addition, our IT platform enables us to closely track and monitor volume trends from referring physicians.

The success of our business model and the value of our specialized diagnostic service offering are reflected in our significant growth allowing us to reach $171.6 million in annual revenues in 2009. Through a combination of organic growth and strategic acquisitions, we have achieved a scale allowing us to provide diagnostic services to the patients of our approximately 10,000 referring physicians, generating approximately 1.6 million accessions in 2009. With 20 primary laboratories across the United States, we have achieved a national footprint and a leading presence in our local markets upon which we are continuing to build a more integrated and larger-scale diagnostics company.

Our Industry

The U.S. diagnostic testing industry had revenues of approximately $55 billion in 2008 and grew at a rate of 7 percent compounded annually from 2000 to 2008, according to the Washington G-2 Report. Within the overall industry in 2008, the anatomic pathology market totaled approximately $13 billion in revenues, or 24 percent of total industry revenues, according to the Laboratory Economics Report. Anatomic pathology services involve the diagnosis of cancer and other medical conditions through the examination of tissues (histology) and the analysis of cells (cytology) and generally command higher reimbursement rates, on a per specimen basis, than clinical pathology services.

According to the Washington G-2 Report, the anatomic pathology market has expanded more rapidly than the overall industry, with revenues growing 4.8 percent on a compound annual basis between 2006 and 2009, compared to 4.5 percent for the rest of the industry. Excluding growth in esoteric testing, the remainder of the industry grew at a compound annual rate of only 0.1 percent over the same period. Substantially all of the revenues for anatomic pathology businesses consist of payments or reimbursements for specialized diagnostic services rendered to referring physicians, and these revenues are affected primarily by changes in case volume, which we refer to as accession volume, payor mix and reimbursement rates.

The non-hospital outpatient channel is the largest component of the anatomic pathology market and has grown more rapidly than other channels. This channel accounted for $7.6 billion, or 57 percent, of anatomic pathology revenues for the year ended December 31, 2008, representing 10 percent growth in 2008 according to the Laboratory Economics Report. The remainder of the anatomic pathology market is comprised of the hospital inpatient channel, which accounted for $3.7 billion or 28 percent, of anatomic pathology revenues, representing 2 percent growth in 2008, and the hospital outpatient channel, which accounted for $1.9 billion, or 15 percent, of anatomic pathology revenues, representing 4 percent growth in 2008, according to the Laboratory Economics Report.

We believe that demand for non-hospital outpatient anatomic pathology services will continue to expand due to the following trends:

•	Aging of the U.S. Population: The number of individuals 65-years-old and older will increase to 55 million, or by 36 percent, over the next decade, a percentage rate that is nearly four times faster than that of the overall population, according to the U.S. Census Bureau Report. According to the American Cancer Society Report, the risk of being diagnosed with cancer increases as individuals age, with an estimated 52 percent of all new cancer cases diagnosed in persons 65-years-old and older in 2009.

•	Increasing Incidence of Cancer: The number of new cancer cases grew by 2 percent between 2007 and 2009 to approximately 1.5 million new cases according to the American Cancer Society Report. The number of new skin cancer cases grew by 15 percent between 2007 and 2009, representing the highest percentage increase among all diagnosed cancer types.

•	Expanding Demand for Non-Hospital Outpatient Services: The non-hospital outpatient channel of the anatomic pathology market is expected to continue growing at a higher percentage rate than the overall industry, principally driven by patient preference and the cost-effectiveness of outpatient diagnostic services compared to inpatient diagnostic services.

•	Medical Advancements Allowing for Earlier Diagnosis and Treatment of Disease: Physicians are increasingly relying on diagnostic testing to help identify the risk of disease, to detect the symptoms of disease earlier, to aid in the choice of therapeutic regimen, to monitor patient compliance and to evaluate treatment results. We believe physicians, patients and payors increasingly recognize the value of diagnostic testing as a means to improve health and reduce the overall cost of health care through early detection.

The anatomic pathology market remains highly-fragmented, with the two largest clinical laboratory companies accounting for only 14 percent of annual revenues for the market in 2008. The remaining 86 percent of annual revenues for the market was comprised of over 13,000 pathologists and numerous specialized testing companies that offer a relatively narrow menu of diagnostic tests. In 2008, approximately 70 percent of pathologists licensed in the U.S. were in private practice according to the Washington G-2 Report. As a result, we believe that there are substantial consolidation opportunities in the anatomic pathology market as smaller operators seek access to the resources of diagnostics companies with a more comprehensive selection of services for referring physicians.

Our Competitive Strengths

We believe that we are distinguished by the following competitive strengths:

•	Leading Market Position in Higher-Growth Subspecialties of Expanding Industry. We are a leading specialized diagnostics company, focused on the faster-growing non-hospital outpatient channel within the anatomic pathology market with leading market positions in two of the three higher-growth subspecialties of the market: dermatopathology and women’s health pathology.

•	Locally-Focused Business Model with National Scale. Our business model centers on achieving significant local market share, which yields operating efficiencies and national scale when consolidated across all of our operations. The diagnostic services we provide are designed specifically to meet the needs of the local markets we serve. Our national infrastructure enables us to more efficiently manage our operations, improve productivity and deliver a more extensive menu of diagnostic services to our local clients. As a result of our strong local presence and high-quality diagnostic services, we have established significant loyalty with referring physicians and key payors in our local markets. In 2009, we derived more than 85 percent of our revenues from locally-focused, in-network payor contracts.

•	Experienced, Specialized Pathologists Focused on Client Service. We believe our pathologists have long-standing client relationships and provide high-quality service within their respective local communities. Over one-third of our pathologists are specialized in dermatopathology, with the remainder focused on women’s health pathology, urologic pathology, hematopathology and general surgical pathology. This alignment of our pathologists’ specialties with those of the referring physicians is critical to our ability to retain existing and attract new clients. Our clinical expertise and frequent interactions with clients on patient diagnoses enables us to establish effective consultative and long-term relationships with referring physicians.

•	Professional Sales, Marketing and Client Service Team. We maintain a sales, marketing and client service team of over 100 professionals who are highly-trained and organized by subspecialty to better meet the needs of our referring physicians and their patients. Our sales representatives are incentivized through compensation plans to not only secure new physician clients, but also to maintain and enhance relationships with existing physician clients. As a result, they have enabled us to expand our geographic market presence to 30 states and increase market penetration and market share in our local markets.

•	Proprietary IT Solutions. Delivery of clinical information is essential to our business and a critical aspect of the differentiated service that we provide to our clients. We have developed scalable IT solutions that maximize the flexibility, ease-of-use and speed of delivery of our diagnostic reports, which has enabled us to rapidly grow our accession volume and meet the increasing physician demand for our diagnostic services. We also monitor referral patterns on a daily basis using our IT infrastructure, which allows us to respond quickly to referring physicians through our sales and marketing teams. We achieved this through the development of a proprietary suite of IT solutions called ConnectDX that is compatible with most electronic medical record, or EMR, systems. ConnectDX incorporates customized interface solutions, low cost and efficient printer capabilities, compliant web portal capacities, and proprietary software, all resulting in efficient and reliable onsite client connections.

•	Proven Acquisition, Integration and Development Capabilities. We have significant expertise and a proven track record of identifying, acquiring and integrating pathology practices into our diagnostic laboratory network. Our management team successfully expanded our operations through the acquisition of 17 anatomic pathology laboratories and one clinical laboratory and through the development of two de novo diagnostic laboratories. We have improved the performance of the laboratories we have acquired by applying our standard operating procedures, enhancing sales and marketing capabilities, implementing our IT platform and realizing efficiencies from our national operations and management. We believe our operational platform, expertise and value proposition enable us to capitalize on the considerable consolidation opportunities in the highly-fragmented anatomic pathology market.

•	Experienced Senior Leadership. Our senior management team has approximately 80 years of combined experience in the health care industry, including senior management positions with leading diagnostic companies including AmeriPath, DIANON Systems and Laboratory Corporation of America, and collectively have successfully completed over 65 acquisitions and built a number of de novo specialized diagnostic laboratories. We believe that our management’s strong reputation, extensive network of industry relationships and experience in building and growing successful companies in the industry help us to drive operating performance, hire and retain talented pathologists and other employees and attract acquisition candidates.

Our Business Strategy

We intend to achieve growth by pursuing the following strategies:

•	Continue to Drive Market Penetration through Sales and Marketing. We plan to drive organic growth through our professional sales and marketing organization. Our 70-person sales and marketing team provides us with broad coverage to augment and further penetrate existing physician relationships and to develop new referral relationships. We plan to strategically add sales professionals to laboratories in markets that will most benefit from enhanced outreach, increasing our presence in existing and new markets.

•	Leverage our IT Platform to Increase Operating Efficiencies. We believe our IT platform will allow us to gain market share in our existing subspecialties by improving productivity and reducing turnaround times. We have recently introduced an IT solution called doc2MD, a leading EMR system for dermatology practices for which we have an exclusive, long-term license. We intend to continue to develop our internal IT operations into a better-integrated diagnostic platform, which will improve national coordination and provide real time visibility into key performance metrics. In addition, we plan to continue to introduce innovative IT solutions, interface capabilities and market-specific IT solutions that enhance our value proposition to referring physicians.

•	Expand through Targeted Acquisitions. We plan to identify and acquire leading laboratories to augment our organic growth, broaden our geographic presence and enhance our service offering. We intend to continue to build our business and enhance our reputation as a preferred acquiror for independent laboratories. We believe that our recognizable identity and strong reputation make us a preferred partner for independent laboratories.

•	Expand Diagnostic Services Capabilities. We intend to expand our services in the areas of clinical and molecular diagnostics to complement our existing anatomic pathology businesses. We believe we can leverage our depth of experience and physician relationships to sell these new diagnostic services in conjunction with our existing testing services as a comprehensive offering. As a “one-stop” diagnostic services provider, we would not only better serve our current clients, but also position ourselves to attract new business under a more diverse service model.

•	Develop De Novo Diagnostics Laboratories. We plan to continue to selectively develop diagnostic laboratories on a de novo basis, as we have done in certain markets, to expand our market presence, broaden our service offering and leverage the capabilities of our existing laboratories and pathologists.

•	Expand Contracts with Hospitals in Target Markets. We intend to continue to develop additional contracts with hospitals in target markets as part of a broader strategy to strengthen and grow our outpatient business and expand our local market share.

•	Further Expand into Growing Long-Term Care Market. We have a growing presence providing clinical diagnostic services to the long-term care markets in Central and Northern Florida. We intend to expand this regional coverage into the large South Florida market and replicate our success in other states with growing long-term care markets. We believe that our IT solutions, and our ability to meet the rapid service requirements for the long term care market, provide us with a significant competitive advantage in these markets.

Risks Associated with Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	Adverse changes in coverage or reimbursement guidelines and amounts applicable to our specialized diagnostic services, including health care reimbursement reform and cost-containment measures implemented by government agencies or third-party payors, could reduce our revenues and have a material adverse impact on our business;

•	If referring physicians, who are our primary clients, choose to internalize technologies or technical or professional diagnostic services functions that we currently use or perform, and we do not develop new or alternative technologies or functions that are attractive to our clients, it may reduce the demand for our specialized diagnostic services and adversely affect our business; and

•	Recent and, if enacted, proposed federal or state health care reform measures could increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could adversely affect our operating results and financial condition.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 16.

Corporate History and Organizational Structure

We were incorporated in Delaware on April 23, 2010. In June 2006, our predecessor Aurora Holdings was organized as a limited liability company and was initially capitalized by Summit Partners, GSO Capital Partners and members of our senior management team, who we refer to as the Management Equityholders. In June 2009, GSO Capital Partners’ equity interest in Aurora Holdings was purchased by KRG Capital Partners. We refer to Summit Partners, KRG Capital Partners and the Management Equityholders as our Principal Equityholders. We refer to membership interests in Aurora Holdings as Aurora Holdings Units. In connection with this offering, affiliates of Summit Partners, an affiliate of KRG Capital Partners and Aurora Holdings will merge with and into Aurora Diagnostics, Inc. with Aurora Diagnostics, Inc. surviving the merger. We refer to this merger as the Reorganization Merger.

We derive our revenues from our laboratory practices, which we own either directly through our wholly owned subsidiaries or through contractual arrangements with our affiliated practices. The manner in which we acquire and operate a particular practice is determined primarily by the corporate practice of medicine restrictions of the state in which the practice is located and other applicable regulations. We exercise diligence and care in structuring our practices and arrangements with providers in an effort to comply with applicable federal and state laws and regulations, and we believe that our current practices and arrangements do comply in all material respects with applicable laws and regulations.

Tax Receivable Agreement

In connection with the Reorganization Merger, Aurora Diagnostics, Inc. will enter into the Tax Receivable Agreement with our Principal Equityholders. This Tax Receivable Agreement will provide for the payment by Aurora Diagnostics, Inc. to our Principal Equityholders of 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. after the completion of this offering as a result of:

•	favorable tax attributes associated with amortizable goodwill and other intangibles held by Aurora Holdings and created by its previous acquisitions;

•	any step-up in tax basis in our assets resulting from the Reorganization Merger and payments under the Tax Receivable Agreement to our Principal Equityholders; and

•	tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

Purchasers of our common stock in this offering will not be parties to the Tax Receivable Agreement or receive any payments or benefits under the Tax Receivable Agreement. See “Organizational Structure — Tax Receivable Agreement.”

Corporate Information

We were incorporated in Delaware in April 2010 and began laboratory operations in June 2006. Our executive offices are located at 11025 RCA Center Drive, Suite 300, Palm Beach Gardens, FL 33410. Our telephone number is (866) 420-5512 or (561) 626-5512. Our website address is www.auroradx.com. Information included or referred to on our website is not part of this prospectus.

THE OFFERING

Shares of common stock outstanding before this offering	shares

Shares of common stock offered by us	shares

Shares of common stock offered by the selling stockholders	shares

Total	shares

Shares of common stock to be outstanding after this offering	shares

Over-allotment option to be offered by the selling stockholders	shares

Use of proceeds	We expect the net proceeds that we will receive from this offering will be approximately $ million based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to estimates of certain expenses that we expect to be reimbursed.

We intend to use the proceeds from this offering for working capital and general corporate purposes, which may include future acquisitions.

We have recently acquired an anatomic pathology laboratory located in South Carolina. This laboratory is focused on dermatopathology and its business operations are similar to those of our other laboratories. The cash purchase price of approximately $14.0 million was funded by indebtedness under our credit facilities. We expect that we will use approximately $14.0 million of proceeds that we will receive from this offering to repay such indebtedness under our credit facilities.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.

See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market Symbol	‘‘ARDX”

The number of shares of common stock to be outstanding after this offering does not take into account:

•	520,000 shares of common stock issuable upon the exercise of stock options outstanding as of the closing of this offering with a weighted average exercise price of $ per share (based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	1,480,000 shares of common stock reserved for future issuance under our equity incentive plan as of the closing of this offering.

Unless we indicate otherwise, all information in this prospectus assumes:

•	consummation of the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure;”

•	that the underwriters do not exercise their option to purchase up to shares of our common stock from the selling stockholders to cover over-allotments; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary Historical and Pro Forma
Consolidated Financial and Operating Data

The following table sets forth our summary historical and pro forma consolidated financial data, at the dates and for the periods indicated.

The historical financial data for each of the three years in the period ended December 31, 2009, has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The historical financial data for the six months ended June 30, 2009 and 2010 and balance sheet data as of June 30, 2010 have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

The summary unaudited pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2009 and the six months ended June 30, 2010 and balance sheet data as of June 30, 2010 give effect to:

•	our 2009 acquisition of South Texas Dermatopathology Lab, P.A., as if that acquisition occurred January 1, 2009;

•	our 2010 acquisitions of Bernhardt Laboratories, Inc., Pinkus Dermatopathology Laboratory, P.C., and Pathology Solutions, LLC as if those acquisitions had occurred as of January 1, 2009, but not our October 8, 2010 acquisition of Biopsy Diagnostics, LLC;

•	the execution of our new credit facilities as if those facilities were effective as of January 1, 2009; and

•	consummation of the Reorganization Merger and this offering and the use of the net proceeds that we will receive from this offering, as if effective on June 30, 2010 for the unaudited pro forma consolidated balance sheet and January 1, 2009 for the unaudited pro forma consolidated statement of operations.

The summary pro forma financial information is included for illustrative purposes only and may not accurately reflect our results of operations or financial position for the periods and as of the dates described above had the relevant transactions occurred as of these dates. In addition, the summary pro forma financial information is based on certain preliminary estimates which may change materially upon completion of further analysis and is not necessarily indicative of future results.

You should read this summary historical and pro forma consolidated financial data together with our consolidated historical financial statements and the related notes, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case, included elsewhere in this prospectus.

Aurora Diagnostics Holdings LLC

Summary Consolidated Financial and Operating Data(1)

	Year Ended December 31,					Six Months Ended June 30,
				Pro Forma,				Pro Forma,
				As Adjusted				As Adjusted
	2007(1)	2008(1)	2009(1)	2009(2)		2009(1)	2010(1)	2010(2)(8)
	(in thousands, except per share data)

Consolidated Income Statement Data:
Net Revenues	$63,451	$157,850	$171,565	$213,643		$85,178	$101,105	$104,303

Operating costs and expenses:
Cost of services	27,480	66,382	71,778	90,095		34,810	45,929	47,295
Selling, general and administrative expenses	15,172	33,194	36,854	43,543		18,395	23,078	23,377
Provision for doubtful accounts	2,378	8,037	9,488	10,220		4,790	6,028	6,028
Intangible asset amortization expense	5,721	14,308	14,574	16,018		7,255	7,898	8,008
Management fees	644	1,559	1,778	—		877	1,062	—
Impairment of goodwill and other intangible assets	—	—	8,031 (4)	8,031	(4)	—	—	—
Acquisition and business development costs	374	676	1,074	1,074		224	433	433
Equity based compensation expense	—	1,164 (3)	—	—	(5)	—	—	— (5)

Total operating costs and expenses	51,769	125,320	143,577	168,981		66,351	84,428	85,141

Income from operations	11,682	32,530	27,988	44,662		18,827	16,677	19,162

Other income (expense):
Interest expense	(7,114)	(21,577)	(18,969)	(17,010)		(9,550)	(7,587)	(8,461)
Write-off of deferred debt issue costs(6)	(3,451)	—	—	—		—	(4,527)	(4,527)
Loss on extinguishment of debt	—	—	—	—		—	(2,296)	(2,296)
Other income	124	125	28	356		22	5	17

Total other expense, net	(10,441)	(21,452)	(18,941)	(16,654)		(9,528)	(14,405)	(15,267)

Income before income taxes	1,241	11,078	9,047	28,008		9,299	2,272	3,895
Provision for income taxes(7)	762	408	45	11,203		47	1,231	1,558

Net income	$479	$10,670	$9,002	16,805		$9,252	$1,041	$2,337

Net income per share:
Basic net income per share				$				$

Diluted net income per share				$				$

Consolidated operating data:
Number of accessions	619	1,472	1,557	1,903		776	946	963

Other financial data:
Adjusted EBITDA(9)	$19,086	$52,066	$55,931	$72,271		$28,358	$27,746	$29,279

Aurora Diagnostics Holdings LLC

Summary Consolidated Financial and Operating Data

	June 30, 2010
		Pro Forma,
	Actual(1)	As Adjusted(8)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$2,618	$
Total assets	498,812
Working capital, excluding deferred tax assets, current portion of long-term debt and current portion of fair value of contingent consideration	15,899
Long term debt, including current portion	255,652
Total equity	216,047
Tax receivable arrangement	—

(1)	The summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 are that of Aurora Holdings prior to the completion of the Reorganization Merger and this offering.

(2)	The pro forma, as adjusted, consolidated income statement data for the year ended December 31, 2009 and the six months ended June 30, 2010 gives effect to the following as if they had occurred January 1, 2009:

•	our 2009 acquisition of South Texas Dermatopathology Lab, P.A.;

•	our 2010 acquisitions of Bernhardt Laboratories, Inc., Pinkus Dermatopathology Laboratory, P.C. and Pathology Solutions, LLC, but not our October 8, 2010 acquisition of Biopsy Diagnostics, LLC;

•	the execution of our new credit facilities;

•	the consummation of the Reorganization Merger; and

•	the use of the net proceeds that we will receive from this offering.

(3)	During 2008, we adopted a new equity incentive plan, which we refer to as the New Plan, to replace our original equity incentive plan. The New Plan provides awards of membership interest units in Aurora Holdings. These interests are denominated as Class D-1, Class D-2, and Class D-3 units of Aurora Holdings. During 2008, we authorized and issued 4,000 D-1 units, 3,000 D-2 units and 3,000 D-3 units of Aurora Holdings under the New Plan. All membership interest units in Aurora Holdings issued in 2008 were fully vested as of December 31, 2008. We recorded compensation expense of $1.2 million for these awards. There were no other grants under the New Plan. In connection with the Reorganization Merger, the Class D Units of Aurora Holdings issued under the New Plan will be either exchanged for shares of our common stock or cancelled without consideration.

(4)	As of September 30, 2009, we tested goodwill and intangible assets for potential impairment and recorded a non-cash impairment expense of $8.0 million resulting from a write down of $6.6 million in the carrying value of goodwill and a write down of $1.4 million in the carrying value of other intangible assets. The write-down of the goodwill and other intangible assets related to one reporting unit. Regarding this reporting unit, we believe events occurred and circumstances changed that more likely than not reduced the fair value of the intangible assets and goodwill below their carrying amounts. These events during 2009 consisted primarily of the loss of significant customers present at the acquisition date, which adversely affected the current year and expected future revenues and operating profit of the reporting unit.

(5)	In September 2010, our Compensation Committee approved the award of options to purchase 520,000 shares of our common stock to certain members of our management and one of our Directors. These stock options will be granted effective with our initial public offering and will vest one third annually over three years. The stock-based compensation expense in the pro forma as adjusted for the year ended December 31, 2009 and for the six months ended June 30, 2010 represents the amount of stock compensation expense we estimate would have been recognized if these options were granted January 1, 2009.

(6)	In December 2007, we refinanced our previous credit facilities. As a result, we wrote off $3.5 million of unamortized deferred debt issue costs.

(7)	Aurora Holdings is a Delaware limited liability company taxed as a partnership for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, Aurora Holdings was not generally subject to income taxes. The income attributable to Aurora Holdings was allocated to the members of Aurora Holdings in accordance with the terms of the existing Aurora Holdings limited liability company agreement, which we refer to as the Aurora Holdings LLC Agreement. However, certain of our subsidiaries are corporations, file separate returns and are subject to federal and state income taxes. The historical provision for income taxes for these subsidiaries is reflected in our consolidated financial statements and includes federal and state taxes currently payable and changes in deferred tax assets and liabilities excluding the establishment of deferred tax assets and liabilities related to the acquisitions. The pro forma, as adjusted, estimated provision for income taxes assumes a blended 40 percent effective tax rate, after giving effect to the Reorganization Merger and was based on the federal and state statutory income tax rates in effect during the respective periods.

(8)	The pro forma, as adjusted, consolidated balance sheet data as of June 30, 2010 gives effect to the consummation of the Reorganization Merger, as if it was effective as of June 30, 2010.

(9)	The following is a reconciliation of net income to Adjusted EBITDA:

					Six Months Ended
	Year Ended December 31,				June 30,
				Pro Forma,			Pro Forma,
				As Adjusted			As Adjusted
	2007	2008	2009	2009	2009	2010	2010
	(in thousands)

Net Income	$479	$10,670	$9,002	$16,805	$9,252	$1,041	$2,337
Interest expense	7,114	21,577	18,969	17,010	9,550	7,587	8,461
Income taxes	762	408	45	11,203	47	1,231	1,558
Depreciation and amortization	6,386	16,137	17,060	18,504	8,430	9,574	9,684

EBITDA	14,741	48,792	45,076	63,522	27,279	19,433	22,040
Management fees(A)	644	1,559	1,778	—	877	1,062	—
Stock-based compensation(B)	—	1,164	—		—	—
Unusual charges(C)(D)(E)(F)	3,825	676	9,105	9,105	224	7,256	7,256
Other	(124)	(125)	(28)	(356)	(22)	(5)	(17)

Adjusted EBITDA, as defined	$19,086	$52,066	$55,931	$72,271	$28,358	$27,746	$29,279

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other cash or non-cash adjustments permitted by our new credit facilities. We believe that disclosing Adjusted EBITDA provides additional information to investors and lenders, enhancing their understanding of our financial performance and providing them an important financial metric used to evaluate performance in the health care industry. Our new credit facilities contain financial covenants measured against Adjusted EBITDA. Our definition and calculation of Adjusted EBITDA for use in this prospectus is consistent with the definition and calculation contained in our new credit facilities and our disclosure allows investors to assess compliance with such financial covenants.

Adjusted EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our new credit facilities require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Adjusted EBITDA is not a recognized measurement under GAAP, and investors should not consider Adjusted EBITDA as a substitute for measures of our financial performance as determined in accordance with GAAP, such as net income and operating income. Because other companies may calculate Adjusted EBITDA differently than we do, Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA has other limitations as an analytical tool when compared to the use of net income, which we believe is the most directly comparable GAAP financial measure, including:

•	Adjusted EBITDA does not reflect the provision of income tax expense in our various jurisdictions;

•	Adjusted EBITDA does not reflect the interest expense we incur;

•	Adjusted EBITDA does not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;

•	Adjusted EBITDA does not reflect the cost of compensation we provide to our employees in the form of stock option awards; and

•	Adjusted EBITDA excludes expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business.

(A)	Management fees related to expenses payable to affiliates. These management fees will terminate along with our management services agreement upon the completion of this offering.

(B)	In September 2010, our Compensation Committee approved the award of options to purchase 520,000 shares of our common stock to certain members of our management and one of our Directors. These stock options will be granted effective with our initial public offering and will vest one third annually over three years. The stock-based compensation expense in the pro forma as adjusted for the year ended December 31, 2009 and for the six months ended June 30, 2010 represents the amount of stock compensation expense we estimate would have been recognized if these options were granted January 1, 2009.

(C)	During 2007, net income included the write-off of previously deferred debt issue costs in connection with the refinancing of our previous credit facilities. During the six months ended June 30, 2010, net income included a write-off of deferred debt issue costs and a loss on extinguishment of debt related to the refinancing of our debt facilities.

(D)	During 2009, we recorded a non-cash impairment charge of $8.0 million related to goodwill and other intangible assets.

(E)	Unusual charges also includes an add back for acquisition and business development costs as reported in our consolidated statements of operations.

(F)	The pro forma, as adjusted, Adjusted EBITDA does not give effect to our October 8, 2010 acquisition of Biopsy Diagnostics, LLC.

RISK FACTORS

Buying shares of our common stock involves risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing in the back of this prospectus, before deciding to purchase shares of our common stock.

Risks Relating to Our Business

Changes in regulation and policies may adversely affect reimbursement for diagnostic services and could have a material adverse impact on our business.

Reimbursement levels for health care services are subject to continuous and often unexpected changes in policies, and we face a variety of efforts by government payors to reduce utilization and reimbursement for diagnostic testing services. Changes in governmental reimbursement may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings, competitive bidding initiatives, and other policy changes.

In 2010, the U.S. Congress passed legislation relating to health care reform, including the Patient Protection and Affordable Care Act, or PPACA, and the Health Care and Education Affordability Reconciliation Act of 2010, or HCEARA. While the comprehensive health reform legislation passed by the U.S. Congress and signed into law by the President in 2010 did not adversely affect reimbursement for our anatomic pathology services, this legislation provides for two separate reductions in the reimbursement rates for our clinical laboratory services: a “productive adjustment” (currently estimated to be between 1.1 and 1.4 percent), and an additional 1.75 percent reduction. Each of these would reduce the annual Consumer Price Index-based update that would otherwise determine our reimbursement for clinical laboratory services. The U.S. Congress has considered, at least yearly in conjunction with budgetary legislation, changes to one or both of the Medicare fee schedules under which we receive reimbursement, which include the physician fee schedule and the clinical laboratory fee schedule. Further reductions in reimbursement for Medicare services or changes in policy regarding coverage of tests may be implemented from time to time. A substantial portion of our anatomic pathology services are billed under a single code (CPT 88305) and our revenue and business may be adversely affected if the reimbursement rate associated with that code is reduced. Even when reimbursement rates are not reduced, policy changes add to our costs by increasing the complexity and volume of administrative requirements. Medicaid reimbursement, which varies by state, is also subject to administrative and billing requirements and budget pressures. Recently, state budget pressures have caused states to consider several policy changes that may impact our financial condition and results of operations, such as delaying payments, reducing reimbursement, restricting coverage eligibility and service coverage, and imposing taxes on our services.

Increased internalization of diagnostic testing by our clients or patients, including the use of new testing technologies by our clients or patients, could adversely affect our business.

Our clients, such as referring physicians and hospitals, may internalize diagnostic testing or technologies that have historically been performed by diagnostic laboratory companies like us. Our industry has experienced a recent market trend in which physicians and hospitals perform the technical and/or professional components of their laboratory testing needs in their own offices. If this trend continues or becomes more pronounced and our clients internalize diagnostic testing functions or technologies that we currently perform or use, and we do not develop new or alternative functions or technologies that are attractive to our clients, it may reduce the demand for our diagnostic testing services and adversely affect our business.

In addition, advances in technology may lead to the development of more cost-effective tests that can be performed outside of a commercial laboratory such as:

•	point-of-care tests that can be performed by physicians in their offices;

•	tests that can be performed by hospitals in their own laboratories; or

•	home testing that can be performed by patients in their homes.

Any advance in technology could reduce demand for our services or render them obsolete.

Compliance costs associated with the Clinical Laboratory Improvement Amendments of 1988, or CLIA, make it cost-prohibitive for many physicians to operate clinical laboratories in their offices. However, diagnostic tests approved or cleared by the U.S. Food and Drug Administration, or FDA, for home use are automatically deemed to be “waived” tests under CLIA and may be performed by our referring physicians and their patients with minimal regulatory oversight under CLIA. Test kit manufacturers could seek to increase sales to both our referring physicians and their patients of test kits approved by the FDA for point-of-care testing or home use. Development of such technology and its use by our clients would reduce the demand for our laboratory-based testing services and adversely affect our business.

Failure to timely or accurately bill for our services or collect outstanding payments could have a material adverse effect on our business.

Billing for diagnostic services is complex. We bill numerous payors, including physicians, patients, insurance companies, Medicare, and Medicaid, according to applicable law, billing requirements and, as applicable, contractual arrangements. This complexity is further compounded by the fact that we currently generate bills using multiple billing systems and are subject to rapidly changing requirements for auditing, external compliance, and internal compliance policies and procedures. Furthermore, in the future, we may convert the legacy billing systems of businesses we have acquired to one or more common platforms.

Most of our bad debt expense in 2009, which totaled 5.5 percent of revenues, resulted from the failure of patients to pay their bills, including copayments and deductibles. Failure to timely or correctly bill could lead to lack of reimbursement for services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations. Increases in write-offs of doubtful accounts, delays in receiving payments, potential retroactive adjustments, and penalties resulting from audits by payors would also adversely affect our financial condition. Failure to comply with applicable laws relating to billing governmental health care programs could also lead to various penalties, including exclusion from participation in Medicare or Medicaid programs, asset forfeitures, civil and criminal fines and penalties, and the loss of various licenses, certificates, and authorizations necessary to operate our business, any of which could have a material adverse effect on our business.

Our use of multiple billing systems and the potential conversion of legacy systems of businesses we have acquired may result in inconsistent data, slower collections, exposure to billing compliance violations and unexpected down times for releasing bills for payment.

Non-governmental third-party payors have taken steps to control the utilization and reimbursement of diagnostic services.

We face efforts by non-governmental third-party payors, including health plans, to reduce utilization of diagnostic testing services and reimbursement for diagnostic services. For instance, third-party payors often use the payment amounts under the Medicare fee schedules as a reference in negotiating their payment amounts. As a result, a reduction in Medicare reimbursement rates could result in a reduction in the reimbursements we receive from such third-party payors. Changes in test coverage policies of and reimbursement from other third-party payors may also occur independently from changes in Medicare. Such reimbursement and coverage changes in the past have resulted in reduced prices, added costs and reduced accession volume and have added more complex and new regulatory and administrative requirements.

The health care industry has also experienced a trend of consolidation among health insurance plans, resulting in fewer, larger health plans with significant bargaining power to negotiate fee arrangements with health care providers like us. Some of these health plans, as well as independent physician associations, have demanded that laboratories accept discounted fee structures or assume a portion or all of the financial risk associated with providing diagnostic testing services to their members through capitated payment arrangements. In addition, some health plans have limited the preferred provider organization or point-of-service laboratory network to only a single national laboratory to obtain improved fee-for-service pricing. The increased consolidation among health plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. See “— Failure to participate as a provider with payors or operating as a non-contracted provider could have a material adverse effect on our business.”

We expect that efforts to reduce reimbursements, impose more stringent cost controls and reduce utilization of diagnostic testing services will continue. These efforts may have a material adverse effect on our business and results of operations.

Changes in payor mix may adversely affect reimbursement for diagnostic services and could have a material adverse impact on our business.

Most of our services are billed to a party other than the physician that ordered the test. In 2007, 2008 and 2009, based on cash collections, we estimate that we received 28 percent, 28 percent and 25 percent, respectively, of our revenues from Medicare and Medicaid. In 2009, based on cash collections, we estimate that 61 percent of our revenues were paid by non-governmental third-party payors, including health plans. If we bill a higher percentage of our services to payors who reimburse at rates lower than our current payors, our results of operations and financial condition would suffer.

Changes in the mix of diagnostic testing services that we provide have and could continue to negatively impact our net revenue per accession and our profitability.

Our average revenue per accession decreased in the six months ended June 30, 2010 relative to the six months ended June 30, 2009 and we expect the average revenue per accession of our organic business to continue to decline, primarily due to a change in the mix of diagnostic testing services we perform, which we refer to as our service mix.

We typically provide global pathology services in which we provide both the technical component and the professional component of services with respect to our accessions. Recently, increasing numbers of referring physicians have converted from global pathology services to an arrangement in which we perform only the technical component or the professional component of services with respect to our accessions. In these cases, our net revenue per accession has declined due to the fact that we no longer receive the entire global fee for the service, and instead receive fees for only the technical component or the professional component of each accession. If the volume or percentage of accessions for which we perform global pathology services decreases, it could continue to decrease our average net revenue per accession and gross profit percentage.

Diagnostic testing services that we perform in certain subspecialties involving clinical lab services, such as women’s health pathology, have lower average net revenue per accession and gross profit percentage than those in other subspecialties. A change in our service mix that resulted in an increase in the percentage of services we perform in women’s health pathology could result in a decrease in our average net revenue per accession and gross profit percentage. We expect the average revenue per accession of our organic business to continue to decline primarily as the result of changes in service mix, including our growth in women’s health pathology services. In addition, our growth rates and average revenue per accession may be positively or negatively impacted by the reimbursement market, service mix and average revenue per accession of acquisitions completed in the future.

Our financial and billing systems limit our ability to monitor and precisely report historical revenues by subspecialty. This inability, which could continue into future periods, may make it difficult or impossible for us to accurately assess changes in our service mix or the impact of such changes.

Integration of our operations with newly acquired businesses may be difficult and costly.

Since our inception, we have acquired 18 existing diagnostic services businesses. We expect to evaluate potential strategic acquisitions of diagnostic services and other businesses that might augment our existing specialized diagnostic testing services. These acquisitions have involved and could continue to involve the integration of a separate company that previously operated independently and had different systems, processes and cultures. As such, we have not yet completed the integration of several of our past acquisitions. In particular, many of our operations, such as our laboratory information systems and billing systems, are not yet standardized and some aspects of the day-to-day operations of our laboratories continue to be conducted on a decentralized basis.

The process of integrating businesses we acquire may substantially disrupt both our existing businesses and the businesses we acquire. This disruption may divert management from the operation of our business or may cause us to lose key employees or clients. Additionally, we may have difficulty consolidating facilities and infrastructure, standardizing information and other systems and coordinating geographically-separated facilities and workforces, resulting in a decline in the quality of services.

Any past or future acquisitions, and the related integration efforts, may be difficult, costly or unsuccessful. In each case, our existing business and the businesses we acquire may be adversely affected. Even if we are able to successfully integrate businesses we have acquired, we may not be able to realize the benefits that we expect from them.

Businesses we acquire may have significant unknown or contingent liabilities that could adversely impact our operating results.

Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we originally estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we may not successfully obtain indemnification. Even in cases where we are able to obtain indemnification, we may be subject to liabilities greater than the contractual limits of our indemnification or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, this could adversely impact our operating results.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

Our acquisitions have resulted in significant increases in net identifiable intangible assets and goodwill. Net identifiable intangible assets, which include customer relationships, healthcare facility agreements and non-compete agreements acquired in acquisitions, were approximately $116.3 million at June 30, 2010, representing approximately 23.3% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $331.6 million at June 30, 2010, representing approximately 65.1% of our total assets. Goodwill and net identifiable intangible assets are recorded at fair value on the date of acquisition and, under Financial Accounting Standards Board Statement (FASB) Accounting Standards Codification 350, will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in performance of the acquired company, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. We evaluated our recorded goodwill and identifiable intangible assets as of September 30, 2009, which resulted in our recording an impairment charge of $8.0 million. We may not ever realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

Failure of our IT or communication systems, or the failure of these systems to keep pace with technological advances or changes in regulation and policies related to our IT or communication systems, could adversely impact our business.

Our laboratory operations depend significantly on the uninterrupted performance of our IT and communication systems. Sustained system failures or interruption of our systems in one or more of our laboratories could disrupt our ability to process laboratory requisitions, handle client service, perform testing, provide our reports or test results in a timely manner, or bill the appropriate party for our services.

Our efforts to invest in new or improved IT systems and billing systems may be costly, and require time and resources for implementation. While we have begun implementing a plan to standardize and improve our laboratory information systems and billing systems, we expect that it will take several years to complete full implementation. Our efforts to invest in new or improved IT systems and billing systems may not ultimately be successful, and our failure to properly implement our plan to standardize and improve our laboratory information systems and billing systems could adversely impact our business.

Public and private initiatives to create electronic medical record standards and to mandate standardized coding systems for the electronic exchange of information, including test orders and test results, could require costly modifications to our existing IT systems. We expect that any standards that might be adopted or implemented would allow us adequate time to comply with such standards. However, any failure or delay in implementing standards may result in a loss of clients and business opportunities, which could adversely impact our business.

Failure to adequately safeguard data, including patient data that is subject to regulations related to patient privacy, could adversely impact our business.

The success of our business depends on our ability to obtain, process, analyze, maintain and manage data, including sensitive information such as patient data. If we do not adequately safeguard that information and it were to become available to persons or entities that should not have access to it, our business could be impaired, our reputation could suffer and we could be subject to fines, penalties and litigation. Although we have implemented security measures, our infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by our clients or others that could result in interruption, delay or cessation of service. Break-ins, whether electronic or physical, could potentially jeopardize the security of confidential client and supplier information stored physically at our locations or electronically in our computer systems. Such an event could damage our reputation, cause us to lose existing clients and deter potential clients. It could also expose us to liability to parties whose security or privacy has been infringed, to regulatory actions by the Centers for Medicare & Medicaid Services, or CMS, part of the United States Department of Health and Human Services, or HHS, or to civil or criminal sanctions. The occurrence of any of the foregoing events could adversely impact our business.

The American Recovery and Reinvestment Act of 2009 imposed additional obligations on health care entities with respect to data privacy and security, including new notifications in case of a breach of privacy and security standards. We are unable to predict the extent to which these new obligations may prove technically difficult, time-consuming or expensive to implement.

Failure to attract and retain experienced and qualified personnel could adversely affect our business.

Our success depends on our ability to attract, retain and motivate experienced anatomic pathologists, histotechnologists, cytotechnologists, skilled laboratory and IT staff, experienced sales representatives and other personnel. Competition for these employees is strong, and if we are not able to attract and retain qualified personnel it would have a material adverse effect on our business.

We are dependent on the expertise of our local medical directors and our executive officers. The loss of these individuals could have a material adverse effect on our business.

Our sales representatives have developed and maintain close relationships with a number of health care professionals, and our specialized approach to marketing our services positions our sales representatives to have a deep knowledge of the needs of the referring physicians they serve. Given the nature of the relationships we seek to develop with our clients, losses of sales representatives may cause us to lose clients.

Changes in medical treatment, reimbursement rates and other market conditions in the dermatopathology market could adversely affect our business.

We derive a significant portion of our revenues from our dermatopathology subspecialty, which makes us particularly sensitive to changes in medical treatment, reimbursement rates and other market conditions in the dermatopathology market. Our revenues are particularly sensitive to changes that affect the number of or reimbursement for dermatopathology-related services. In 2009, we derived approximately 47 percent of our revenues from our dermatopathology subspecialty services, primarily from biopsies of the skin. If there is a significant development in the prevention of skin cancer, or an adverse development in the reimbursement rate for skin biopsies, it could have a material adverse effect on our business.

Failure to adequately scale our infrastructure to meet demand for our diagnostic services or to support our growth could create capacity constraints and divert resources, resulting in a material adverse effect on our business.

Increases in demand for our diagnostic services, including unforeseen or significant increases in demand due to client or accession volume, could strain the capacity of our personnel and infrastructure. Any strain on our personnel or infrastructure could lead to inaccurate test results, unacceptable turn-around times or client service failures. Furthermore, although we are not currently subject to these capacity constraints, if demand increases for our diagnostic services, we may not be able to scale our personnel or infrastructure accordingly. Any failure to handle increases in demand, including increases due to client or accession volumes, could lead to the loss of established clients and have a material adverse effect on our business.

We intend to expand by establishing laboratories in additional geographic markets. In addition to acquisition or development costs, this will require us to spend considerable time and money to expand our infrastructure and to hire and retain experienced anatomic pathologists, histotechnologists, cytotechnologists, skilled laboratory and IT staff, experienced sales representatives, client service associates and other personnel for our additional laboratories. We will also need federal, state and local certifications, as well as supporting operational, logistical and administrative infrastructure. Even after new laboratories are operational, it may take time for us to derive the same economies of scale we have in our existing laboratories. Moreover, we may suffer reduced economies of scale in our existing laboratories as we seek to balance the amount of work allocated to each facility and expand those laboratories. An expansion of our laboratories or systems could divert resources, including the focus of our management, away from our current business.

Failure to effectively continue or manage our strategic and organic growth could cause our growth rate to decline.

Our business strategy includes continuing to selectively acquire existing diagnostic services businesses. Since our inception, we have acquired 18 existing diagnostic services businesses. To continue this strategic growth, we will need to continue to identify appropriate businesses to acquire and successfully undertake the acquisition of these businesses on reasonable terms. Consolidation and competition within our industry, among other factors, may make it difficult or impossible to identify businesses to acquire on a timely basis, or at all. In particular, the competition to acquire independent private labs and pathology groups has increased. In addition to historical competitors such as national lab companies, regional hospital centers and specialty lab companies, a number of private equity firms have recently made initial investments in the laboratory industry and may become potential competitors to our efforts to source new acquisitions. Our inability to continue our strategic growth would cause our growth rate to decline and could have a material adverse effect on our business.

We also seek to continue our organic growth through the expansion of our sales force, the development of de novo laboratories, strategic extension of our operations into markets such as long-term care, and the inclusion of new clinical and molecular tests in our testing menu. Because of limitations in available capital and competition within our industry, among other factors, we may not be able to implement any or all of these organic growth strategies on a reasonable schedule, or at all. Our failure to continue our organic growth would cause our growth rate to decline and could have a material adverse effect on our business.

Our revenues have grown from $3.5 million in 2006 to $171.6 million in 2009. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, manage and motivate our employees. We may not be able to effectively manage the expansion of our operations, and our systems, procedures or controls may not be adequate to support our operations. Our management may not be able to rapidly scale the infrastructure necessary to exploit the market opportunity for our services. Our inability to manage growth could have a material adverse effect on our business.

Failure to participate as a provider with payors or operating as a non-contracted provider could have a material adverse effect on our business.

The health care industry has experienced a trend of consolidation among health care insurers, resulting in fewer, larger insurers with significant bargaining power in negotiating fee arrangements with health care providers like us. Managed care providers often restrict their contracts to a small number of laboratories that may be used for tests ordered by physicians in the managed care provider’s network. If we do not have a contract with a managed care provider, we may be unable to gain those physicians as clients, and it could adversely affect our business.

In cases in which we do contract with a specified insurance company as a participating provider, we are considered “in-network,” and the reimbursement of third-party payments is governed by contractual relationships.

In cases in which we do not have a contractual relationship with an insurance company or we are not an approved provider for a government program, we have no contractual right to collect for our services and such payors may refuse to reimburse us for our services. This could lead to a decrease in accession volume and a corresponding decrease in our revenues. In instances where we are an out-of-network provider, reductions in reimbursement rates for non-participating providers could also adversely affect us. Third-party payors with whom we do not participate as a contracted provider may also require that we enter into contracts, which may have pricing and other terms that are materially less favorable to us than the terms under which we currently operate. While accession volume may increase as a result of these contracts, our revenues per accession may decrease.

Use of our diagnostic services as a non-participating provider also typically results in greater copayments for the patient unless we elect to treat them as if we were a participating provider in accordance with applicable law. Treating such patients as if we were a participating provider may adversely impact results of operations because we may be unable to collect patient copayments and deductibles. In some states, applicable law prohibits us from treating these patients as if we were a participating provider. As a result, referring physicians may avoid use of our services, which could result in a decrease in accession volume and adversely affect revenues.

Our revenues are dependent on us receiving reimbursements from third-party payors and our failure to qualify for or obtain reimbursements from third-party payors could have a material adverse effect on our business.

We receive most of our revenues in the form of reimbursement from third-party payors. For the year ended December 31, 2009, based on cash collections, we derived approximately 61 percent of our revenues from private insurance, including managed care organizations and other healthcare insurance providers. Our reimbursements from private insurance sources are material to our business in the aggregate.

For the year ended December 31, 2009, based on cash collections, we derived approximately 25 percent of our revenues from government payor programs including Medicare and Medicaid. Our reimbursements from government payor programs are material to us. Our business is dependent on our ability to participate in the Medicare program and on the reimbursement rates we receive under the Medicare program. See “Business — Arrangements with Clients and Third-Party Payors” and “— Billing and Reimbursement — Reimbursement.”

Our ability to qualify for or obtain reimbursement from third-party payors is dependent on factors that may include, among other things, our compliance with the terms of applicable agreements with such third-party payors, our compliance with applicable laws, our participation in government payor programs and our satisfaction of necessary billing standards. See “Business — Arrangements with Clients and Third-Party Payors.” Our failure to qualify for or obtain reimbursements from third-party payors could undermine our ability to generate revenues and have a material adverse effect on our business.

Failure to raise additional capital or generate the significant capital necessary to continue our growth could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents, together with the net proceeds that we will retain from this offering and availability under our new credit facilities, will be sufficient to meet our anticipated cash needs until 2012. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness, and take other actions that would otherwise be in the interests of our stockholders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not, among other things, be able to:

•	continue to expand our sales and marketing and research and development organizations;

•	develop or acquire complementary technologies, services, products or businesses;

•	expand operations both organically and through acquisitions;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition and results of operations.

The agreement governing our new credit facilities contains, and future debt agreements may contain, various covenants that limit our discretion in the operation of our business.

Our agreement and the related instruments governing borrowings under our new credit facilities contain, and the agreements and instruments governing any future debt agreements of ours may contain, various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur more debt;

•	redeem or repurchase stock, pay dividends or make other distributions;

•	make certain investments;

•	create liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate;

•	transfer or sell assets; and

•	make fundamental changes in our corporate existence and principal business.

In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios contained in these documents. Any failure by us to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to our new term loan and revolving credit facility or future debt agreements. This could lead to the acceleration of the maturity of our outstanding loans and the termination of the commitments to make further extensions of credit. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business at our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

We may be unable to obtain, maintain or enforce our intellectual property rights and may be subject to intellectual property litigation that could adversely impact our business.

We may be unable to obtain or maintain adequate proprietary rights for our products and services or to successfully enforce our proprietary rights, and we cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing, performing or selling products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses may not be available on reasonable terms, or at all;

•	redesign or reengineer our tests;

•	change our business processes; and

•	pay substantial damages, court costs and attorneys’ fees, including potentially increased damages for any infringement held to be willful.

In the event of an adverse determination in an intellectual property suit or proceeding, or our failure to license essential technology, our sales could be harmed and/or our costs could increase, which would harm our financial condition.

We have a limited operating history, which may make it difficult to accurately evaluate our business and prospects.

We commenced operations in June 2006. As a result, we have a limited operating history upon which to accurately predict our potential revenue. Our revenues and income potential and our ability to expand our business into additional anatomic pathology specialties and markets is still unproven. As a result of these factors, the future revenues and income potential of our business is uncertain. Although we have experienced significant revenue growth since our inception, we may not be able to sustain this growth. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in our stage of development. Our profitability may be adversely affected as we expand our infrastructure or if we incur increased selling expenses or other general and administrative expenses. Some of these risks and uncertainties include our ability to:

•	execute our business model;

•	create brand recognition;

•	respond effectively to competition;

•	manage growth in our operations;

•	respond to changes in applicable government regulations and legislation;

•	access additional capital when required; and

•	attract and retain key personnel.

Current economic conditions, including the current recession in the United States and the worldwide economic slowdown, as well as further disruptions in the financial markets, could adversely impact our operating results and financial condition.

The current economic recession in the United States and worldwide economic slowdown could adversely affect our operating results and financial condition. Among other things, the potential decline in federal and state revenues that may result from these conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. The increased job losses and elevated unemployment rates in the United States resulting from the recession could result in a smaller percentage of our patients being covered by commercial payors and a larger percentage being covered by lower-paying Medicaid programs. Employers may also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are adversely affected by a decline in the economy, we may experience further pressure on commercial rates, delays in fee collections and a reduction in the amounts we are able to collect. In addition, if the current turmoil in the financial markets continues, interest rates may increase and it could be more difficult to obtain credit in the future. Any or all of these factors, as well as other consequences of the current economic conditions which currently cannot be anticipated, could adversely impact our operating results and financial condition.

Competition in our industry from existing or new companies and failure to obtain and retain clients could have a material adverse impact on our business.

Our success depends on our ability to obtain and retain clients and maintain accession volume. A reduction in the number of our clients, or in the tests ordered or specimens submitted by our clients, without offsetting increases or growth, could impact our ability to maintain or grow our business and could have a material adverse effect on our business.

While there has been significant consolidation in recent years in the diagnostic testing industry, the industry remains fragmented and highly-competitive both in terms of price and service. We primarily compete with various clinical test providers, anatomic pathology practices, hospital-affiliated laboratories, commercial clinical laboratories and physician-office laboratories. This competition is based primarily on price, clinical expertise, quality of service, client relationships, breadth of testing menu, speed of turnaround of test results, reporting and IT systems, reputation in the medical community and ability to employ qualified personnel. Some of our competitors may have greater technical, financial and other resources than we do. Our failure to successfully compete on any of these factors could result in a loss of clients and adversely affect our ability to grow.

Replication of our business model by competitors may adversely affect growth and profitability. Barriers to entry in anatomic pathology markets include the need to form strong relationships with referring physicians, hire experienced pathologists, make capital investments and acquire IT. These barriers may not be sufficient to prevent or deter new entrants to our market, and competitors could replicate or improve some or all aspects of our business model and cause us to lose market share in the areas where we compete or inhibit our growth, which could have a material adverse effect on our business.

Failure to acquire rights to new technologies, products or tests, or discontinuations or recalls of existing technologies, products or test, could negatively impact our testing volume and net revenues.

The diagnostic testing industry is characterized by rapid changes in technology, frequent introductions of new products and diagnostics tests and evolving industry standards and client demands for new diagnostic technologies. Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business or increase our costs. Advances in technology may result in the creation of enhanced diagnostic tools that enable other laboratories, hospitals, physicians, patients or third parties to provide specialized diagnostic services that are superior to ours or more patient-friendly, efficient or cost-effective. These developments may result in a decrease in the demand for our tests or cause us to reduce the prices for our tests. We may be unable to develop or introduce new tests on our own, which means that our success may depend, in part, on our ability to license new and improved technologies on favorable terms. We may be unable to continue to negotiate acceptable licensing arrangements, and arrangements that we do conclude may not yield commercially successful diagnostic tests. If we are unable to acquire rights to these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to develop and introduce, or acquire rights to, new tests, technology and services to expand our testing business, our testing methods may become outdated when compared with our competition and our testing volume and revenues may be materially and adversely affected.

From time to time, manufacturers discontinue or recall reagents, test kits or instruments we use to perform diagnostic services. Such discontinuations or recalls could adversely affect our costs, testing volume and revenues.

Regulatory Risks

New and proposed federal or state health care reform measures could adversely affect our operating results and financial condition.

The U.S. Congress and state legislatures continue to focus on health care reform. Together, the recently-enacted PPACA and HCEARA comprise a broad health care reform initiative. While this legislation does not adversely affect reimbursement for our anatomic pathology services, it provides for two separate reductions in the reimbursement rates for our clinical laboratory services: a “productive adjustment” (currently estimated to be between 1.1 and 1.4 percent) and an additional 1.75 percent reduction. Each of these would reduce the annual Consumer Price Index-based update that would otherwise determine our reimbursement for clinical laboratory services. The effect of the new legislation on the extent of coverage and reimbursement for new services is uncertain. This legislation also provides for increases in the number of persons covered by public and private insurance programs in the U.S.

In addition, several key legislators and appointed and elected officials have proposed significant reform to the federal health care system. Some of the reforms call for universal health care coverage, including the availability of a new government-sponsored health plan, and tax levies on laboratories. A number of states, including California,

Colorado, Connecticut, Massachusetts, New York and Pennsylvania, are contemplating significant reform of their health insurance markets. These federal and state proposals are still being debated in the U.S. Congress and various legislatures.

We cannot predict whether the federal and state health care reform legislation that has been enacted will have a material impact on us. Further, we cannot predict whether federal or state governments will enact any additional laws to effect health care reform and, if any such new laws were enacted, what their terms would be and whether or in what ways any new laws would affect us. However, it is possible that new laws could increase our costs, decrease our revenues, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could adversely affect our operating results and financial condition.

If we fail to comply with the complex federal, state and local government laws and regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition.

Our operations are subject to extensive federal, state and local government regulations, all of which are subject to change. These government laws and regulations currently include, among other things:

•	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any goods or service for which payment may be made under governmental payor programs such as Medicare and Medicaid;

•	the federal False Claims Act, which prohibits individuals or entities from knowingly presenting to, or causing to be presented to, the federal government, claims for payment that are false or fraudulent;

•	the Health Insurance Portability and Accountability Act, or HIPAA, which established comprehensive federal standards with respect to the use and disclosure of protected health information;

•	the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, which was passed as part of the American Recovery and Reinvestment Act and which strengthens many of the requirements applicable to privacy and security, among other things;

•	the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician’s family) has a financial relationship with the entity and which also prohibits the submission of any claim for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	the federal Civil Monetary Penalty Law, which prohibits the offering of remuneration or other inducements to beneficiaries of federal health care programs to influence the beneficiaries’ decisions to seek specific governmentally reimbursable items or services or to choose particular providers;

•	the Clinical Laboratory Improvement Amendments, which requires that laboratories be certified by the federal government or by a federally-approved accreditation agency;

•	the anti-markup rule, which prohibits a physician or supplier billing the Medicare program from marking up the price of a purchased diagnostic service performed by another physician or supplier who does not “share a practice” with the billing physician or supplier;

•	state law equivalents of the above, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers;

•	state laws that prohibit the splitting or sharing of fees between physicians and non-physicians;

•	state laws that govern the manner in which licensed physicians can be organized to perform and bill for medical services;

•	the reassignment rules, which preclude Medicare payment for covered services to anyone other than the patient, physician, or other person who provided the service, with limited exceptions; and

•	state laws that prohibit other specified practices, such as billing an entity that does not have ultimate financial responsibility for the service, waiving coinsurance or deductibles, billing Medicaid a higher charge than the lowest charge offered to another payor, and placing professionals who draw blood, or phlebotomists, in the offices of referring physicians.

We believe that we operate in material compliance with these laws and regulations. However, these laws and regulations are complex and, among other things, practices that are permissible under federal law may not be permissible in all states. In addition, these laws and regulations are subject to interpretation by courts and enforcement agencies. Our failure to comply could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid, and possible prohibitions or restrictions on our laboratories’ ability to provide diagnostic services, and any such penalties, exclusions, prohibitions or restrictions could have a material adverse effect on our arrangements with managed care organizations and private payors.

If we fail to comply with state corporate practice of medicine laws, we could suffer severe consequences.

The laws of many states prohibit business corporations, including us and our subsidiaries, from owning corporations that employ physicians, or from exercising control over the medical judgements or decisions of physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. The manner in which we operate each practice is determined primarily by the corporate practice of medicine restrictions of the state in which the practice is located, other applicable regulations and commercial considerations.

We believe that we are currently in material compliance with the corporate practice of medicine laws in each of the states in which we operate. Nevertheless, it is possible that regulatory authorities or other parties may assert that we are engaged in the unauthorized corporate practice of medicine. If such a claim were successfully asserted in any jurisdiction, we could be subject to civil and criminal penalties, which could exclude us from participating in Medicare, Medicaid and other governmental health care programs, or we could be required to restructure our contractual and other arrangements.

Failure to comply with complex federal and state laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs.

We are subject to extensive federal and state laws and regulations relating to the submission of claims for payment for our services, including those that relate to coverage of our services under Medicare, Medicaid and other governmental health care programs, the amounts that may be billed for our services and to whom claims for services may be submitted. Submission of our claims is particularly complex because we provide both anatomic pathology services and clinical laboratory tests, which generally are paid using different reimbursement principles. Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or result in attempts by third-party payors, such as Medicare and Medicaid, to recover payments from us that have already been made. Submission of claims in violation of certain statutory or regulatory requirements can result in penalties, including civil money penalties of up to $10,000 for each item or service billed to Medicare in violation of the legal requirement, and exclusion from participation in Medicare and Medicaid. Government authorities may also assert that violations of laws and regulations related to submission of claims violate the federal False Claims Act or other laws related to fraud and abuse, including submission of claims for services that were not medically necessary. We could be adversely affected if it was determined that the services we provided were not medically necessary and not reimbursable, particularly if it were asserted that we contributed to the physician’s referrals of unnecessary services to us. It is also possible that the government could attempt to hold us liable under fraud and abuse laws for improper claims submitted by an entity for services that we performed if we were found to have knowingly participated in the arrangement that resulted in submission of the improper claims.

Our business could be harmed by the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments or those of Medicare, Medicaid or other federal, state or local agencies.

The diagnostic testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. CLIA requires that laboratories be certified by the federal government or by a federally-approved accreditation agency every two years. CLIA mandates specific standards in the areas of personnel qualifications, administration, proficiency testing, patient test management, quality control, quality assurance and inspections. CLIA regulations include special rules applicable to cytology testing, such as pap smears, including workload limits, specialized proficiency testing requirements that apply not just to the laboratory, but also to the individuals performing the tests, specialized personnel standards and quality control procedures. A laboratory may be sanctioned based on its failure to participate in an acceptable proficiency testing program, unsatisfactory performance in proficiency testing or for prohibited activities related to proficiency testing, such as failing to test the proficiency testing samples in the same manner as patient specimens or communicating with other laboratories regarding proficiency testing results. The sanction for failure to comply with CLIA requirements, including proficiency testing violations, may be suspension, revocation or limitation of a laboratory’s CLIA certificate, as well as the imposition of significant fines and criminal penalties. While imposition of certain CLIA sanctions may be subject to appeal, few, if any, such appeals have been successful. A CLIA certificate is necessary to conduct business. As a result, any CLIA sanction or our failure to renew a CLIA certificate could have a material adverse effect on our business. Although each laboratory facility is separately certified by CLIA, if the CLIA certificate of any our laboratories is revoked, CMS could seek revocation of our other laboratories’ CLIA certificates based on their common ownership or operation with the laboratory facility whose certificate was revoked. Some states have enacted analogous state laws that are more strict than CLIA.

Changes in laws and regulations that address billing arrangements for our services could have a material adverse effect on our revenues.

While we do not bill referring physicians for our services when those services are covered under a government program, in some cases, we do, where permissible, bill referring physicians for services that are not covered under a government program. Laws and regulations in several states currently preclude us from billing referring physicians, either by requiring us to bill directly the third-party payor or other person ultimately responsible for payment for the service, or by prohibiting or limiting the referring physician’s or other purchaser’s ability to bill a greater amount than the amount paid for the service. An increase in the number of states whose laws prevent such arrangements could adversely affect us by encouraging physicians to furnish such services directly or by causing physicians to refer services to another laboratory for testing. Currently, Medicare does not require beneficiaries to pay coinsurance for clinical laboratory testing or subject such tests to a deductible. From time to time, legislation has been proposed that would subject diagnostic services to coinsurance and deductibles. Such legislation could be enacted in the future. Legislation subjecting diagnostic services to coinsurance or deductibles could adversely affect our revenues given the anticipated difficulty in collecting such amounts from Medicare beneficiaries. In addition, we could be subject to potential fraud and abuse violations if adequate procedures to bill and collect copayments were not established and followed.

We are increasingly subject to initiatives to recover improper payments and overpayments and such initiatives could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs.

Government payors have increased initiatives to recover improper payments and overpayments. For example, in March 2005, CMS initiated a demonstration project using Recovery Audit Contractors, or RACs, who are paid a contingent fee to detect and correct improper Medicare payments. As part of their duties, RACs collect overpayments from Medicare providers, including those providers who were paid for services that were not medically necessary or were incorrectly coded. Effective January 1, 2010, the RAC program will be operated throughout the United States on a permanent basis, and RACs will then have authority to pursue improper payments made on or after October 1, 2007.

Governmental investigations to which we may become subject could have a material adverse effect on our business.

Governmental investigations of laboratories have been ongoing for a number of years and are expected to continue. In fact, a substantial increase in funding of Medicare and Medicaid program integrity and anti-fraud efforts has been proposed. Investigations of our laboratories, regardless of their outcome, could damage our reputation and adversely affect important business relationships that we have with third parties, as well as have a material adverse effect on our business.

Failure to comply with environmental, health and safety laws and regulations could adversely affect our ability to operate and result in fines, litigation or other consequences.

We are subject to licensing and regulation under numerous federal, state and local laws and regulations relating to the protection of the environment and human health and safety. Our use, generation, manufacture, handling, transportation, storage and disposal of medical specimens, such as human tissue, infectious and hazardous waste, and radioactive materials, as well as the health and safety of our laboratory employees, are covered under these laws and regulations.

In particular, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including certain laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and the transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

We cannot entirely eliminate the risk of accidental injury, contamination or sabotage from working with hazardous materials or wastes. Our general liability insurance or workers’ compensation insurance policies may not cover damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or subject to fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business. In addition, the current environmental, health and safety requirements applicable to our business, facilities and employees could be revised to become more stringent, and new laws and requirements could be adopted in the future. Thus, compliance with applicable environmental, health and safety laws and regulations could become both more costly and more difficult in the future.

Failure to comply with the Health Insurance Portability and Accountability Act security and privacy regulations may increase our costs.

HIPAA and related regulations establish comprehensive federal standards with respect to the use and disclosure of protected health information by health plans, health care providers and health care clearinghouses. Additionally, HIPAA establishes standards to protect the confidentiality, integrity and availability of protected health information.

Federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization for purposes other than payment, treatment or health care operations, as defined by HIPAA. These privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including civil and criminal fines and penalties. We believe we are in substantial compliance with the privacy regulations. However, the documentation and process requirements of the privacy regulations are complex and subject to interpretation and our efforts in this respect are ongoing. Our failure to comply with the privacy regulations could subject us to sanctions or penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could also incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private information. We have policies and procedures to comply with the HIPAA regulations and state laws. In addition, we must also comply with non-U.S. laws governing the transfer of health care data relating to citizens of other countries.

Changes in regulations or failure to follow regulations requiring the use of “standard transactions” for health care services issued under the Health Insurance Portability and Accountability Act could adversely affect our profitability and cash flows.

Pursuant to HIPAA, the Secretary of HHS has issued final regulations designed to facilitate the electronic exchange of information in certain financial and administrative transactions. HIPAA transaction standards are complex and subject to differences in interpretation by payors. For instance, some payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and revenues. Any future requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement.

Our business could be adversely impacted by the Centers for Medicare & Medicaid Services’ adoption of the new coding set for diagnoses.

CMS has adopted a new coding set for diagnosis, commonly known as ICD-10, which significantly expands the coding set for diagnoses. The new coding set is currently required to be implemented by October 1, 2013. We may be required to incur significant expense in implementing the new coding set, and if we do not adequately implement it, our business could be adversely impacted. In addition, if as a result of the new coding set physicians fail to provide appropriate codes for desired tests, we may not be reimbursed for tests we perform.

We may be subject to liability claims for damages and other expenses not covered by insurance that could adversely impact our operating results.

The provision of diagnostic testing services to patients may subject us to litigation and liability for damages based on an allegation of malpractice, professional negligence in the performance of our treatment and related services, the acts or omissions of our employees, or other matters. Our exposure to this litigation and liability for damages increases with growth in the number of our laboratories and tests performed. Potential judgments, settlements or costs relating to potential future claims, complaints or lawsuits could result in substantial damages and could subject us to the incurrence of significant fees and costs. Our insurance may not be sufficient or available to cover these damages, costs or expenses. Our business, profitability and growth prospects could suffer if we face negative publicity or if we pay damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage, including claims related to contractual disputes and professional and general liability claims.

Our insurance costs may increase over the next several years, and our coverage may not be sufficient to cover claims and losses.

We maintain a program of insurance coverage against a broad range of risks in our business. In particular, we maintain professional liability insurance, subject to deductibles. The premiums and deductibles under our insurance may increase over the next several years as a result of general business rate increases, coupled with our continued growth. We are unable to predict whether such increases in premiums and deductibles will occur and the amount of any such increases, but such increases could adversely impact our earnings. The liability exposure of operations in the health care services industry has increased, resulting not only in increased premiums, but also in limited liability on behalf of the insurance carriers. Our ability to obtain the necessary and sufficient insurance coverage for our operations upon expiration of our insurance policies may be limited, and sufficient insurance may not be available on favorable terms, if at all. We could be materially and adversely affected by any of the following:

•	our inability to obtain sufficient insurance for our operations;

•	the collapse or insolvency of one or more of our insurance carriers;

•	further increases in premiums and deductibles; and

•	an inability to obtain one or more types of insurance on acceptable terms.

Risks Related to Our Organization and Structure

We are controlled by our Principal Equityholders whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Our Principal Equityholders will beneficially own shares representing, in aggregate,           percent of our outstanding common stock (or           percent if the underwriters exercise their over-allotment option in full) after the completion of this offering. Specifically, Summit Partners will, in aggregate, beneficially own approximately      percent of our common stock immediately following the completion of this offering, KRG Capital Partners will, in aggregate, beneficially own approximately      percent of our common stock immediately following the completion of this offering, and members of our senior management team will, in aggregate, beneficially own approximately      percent of our common stock immediately following the completion of this offering.

Accordingly, our Principal Equityholders can exercise significant influence over our business policies and affairs, including the power to nominate our Board of Directors. In addition, our Principal Equityholders can control any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of noncontrolling stockholders. Moreover, this concentration of ownership may make it difficult for stockholders other than our Principal Equityholders to replace management. The concentration of voting power among our Principal Equityholders may have an adverse effect on the price of our common stock.

We have opted out of section 203 of the General Corporation Law of the State of Delaware, or the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such. Therefore, after the lock-up period expires, our Principal Equityholders are able to transfer control of us to a third party by transferring their common stock, which would not require the approval of our Board of Directors or our other stockholders.

Our certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against our Principal Equityholders and their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients. To the extent they invest in such other businesses, our Principal Equityholders may have differing interests than our other stockholders.

We are party to a Registration Rights Agreement with certain of our Principal Equityholders. Under the Registration Rights Agreement, our Principal Equityholders have certain registration rights with respect to our common stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions.”

The U.S. Congress has enacted new legislation that affects the taxation of our common stock held by or through foreign entities.

Recently enacted legislation generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to certain foreign entities after December 31, 2012, unless the foreign entity complies with certain conditions or an exception applies. See “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders of Common Stock — Recently-Enacted Federal Tax Legislation.”

We will be required to pay our Principal Equityholders for certain tax benefits we may claim (but may never fully realize) as a result of transactions before this offering.

Beginning in 2006, certain acquisitions by Aurora Holdings have resulted in an increase in the tax basis of intangible assets, primarily goodwill, which results in tax amortization deductions that would not have been available in the absence of those acquisitions. The existing tax basis is expected to reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the Reorganization Merger, Aurora Diagnostics, Inc. will enter into the Tax Receivable Agreement with our Principal Equityholders that will provide for the payment by Aurora Diagnostics Inc. of 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics Inc. after the completion of this offering as a result of:

•	favorable tax attributes associated with amortizable goodwill and other intangibles held by Aurora Holdings and created by its previous acquisitions;

•	any step-up in tax basis in our assets resulting from the Reorganization Merger and payments under the Tax Receivable Agreement to our Principal Equityholders; and

•	tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or amortizable basis.

The payments we are required to make under the Tax Receivable Agreement could be substantial. We expect that, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the Tax Receivable Agreement in respect of tax attributes from past acquisitions will amount to $      million, with an additional $      million related to actual payments under the Tax Receivable Agreement, for a total of $      million. Total payments under the Tax Receivable Agreement are expected to range from approximately $      million to $      million per year over the next 15 years.

In addition, although we do not believe that the Internal Revenue Service, or IRS, would challenge the tax benefits giving rise to payments under the Tax Receivable Agreement, our Principal Equityholders will not reimburse or indemnify us for any payments previously made if such tax benefits are subsequently disallowed or for any other claims made by the IRS, except that excess payments made to our Principal Equityholders will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the Tax Receivable Agreement that are greater than our cash tax savings.

Our debt agreements will restrict our ability to make payments under the Tax Receivable Agreement under some circumstances. Furthermore, our debt agreements prohibit us from making lump sum payments under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement because of such restrictions, such payments will be deferred and will accrue interest until paid.

Under the terms of the Tax Receivable Agreement, certain events may cause the acceleration or modification of our obligation to make payments to our Principal Equityholders. If we choose to terminate the Tax Receivable Agreement (with the consent of our independent directors), we would be required to pay a lump sum amount in lieu of the estimated future payments otherwise provided for in the Tax Receivable Agreement. The lump sum amount would be based on assumptions regarding tax rates and would be calculated based on a present value of the total amount otherwise payable under the Tax Receivable Agreement. If the assumptions used turn out to be false, we may pay more or less than the 85 percent of the cash tax savings that would have been realized by us. Furthermore, in the event of a change of control, our successor’s obligations under the Tax Receivable Agreement would be based on the assumption that the cash tax savings to us were realized in full. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

Risks Related to This Offering

We have broad discretion in the use of the net proceeds that we will receive from this offering and may not use them in a manner in which our stockholders would consider appropriate.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds that we will receive from this offering, including for any of the purposes described under the heading “Use of Proceeds” included elsewhere in this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds that we will receive from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds that we will receive from this offering in a manner that does not produce income or that loses value.

We may become involved in securities class action litigation that could harm our reputation and business.

The public equities markets intermittently experience significant price and volume fluctuations that have affected the market prices of shares of diagnostic services companies like ours. Market fluctuations may cause the price of our stock to decline. In the past, public companies have often been subject to securities class action litigation following a broad decline in the market price of their securities. This risk is especially relevant for us because diagnostic services companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is lengthy and costly and may divert management’s attention and resources, which could adversely affect our business.

Failure to manage increased costs, including those related to company compliance programs, as a result of operating as a public company may have an adverse effect on our business.

As a public company, we will incur significant additional administrative, legal, accounting and other expenses beyond those of a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market in the past several years have imposed numerous additional requirements on public companies. These requirements have included the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We will need to devote significant resources to deal with these public company-associated requirements, including compliance programs, investor relations and financial reporting obligations. These rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. As a public company, it will be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. If we are not able to comply with the requirements of the Sarbanes-Oxley Act of 2002 or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses, the market price of our common stock could decline. We could also be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory authorities, which could adversely affect our reputation, results of operations, and financial condition.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will also be required to deliver a report providing its own assessment of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. We will first be required to comply with the requirements of Section 404 for our fiscal year ended December 31, 2011. We also may not be able to conclude on an ongoing basis that our internal control over financial reporting is effective in accordance with

Section 404, and our independent registered public accounting firm may not be able to or willing to agree with our assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment could harm our operating results, cause us to fail to meet our reporting obligations or require that we restate our financial statements for prior periods, any of which could cause a decline in the market price of our common stock. Testing and maintaining internal control over financial reporting will also involve significant costs and could divert management’s attention from other matters that are important to our business.

Provisions in our certificate of incorporation and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our Board of Directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

Prior to this offering, there has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following the completion of this offering. You may not be able to sell your shares quickly, at or above the initial offering price or at all if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriters” for more information regarding the factors that will be considered in determining the initial public offering price.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment and may suffer dilution in the future.

Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders. Accordingly, if you purchase shares at an assumed initial public offering price of $      per share, you will experience immediate and substantial dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the assumed initial public offering price and the public offering price of $      per share. In addition, purchasers of our common stock in this offering will have contributed approximately      percent of the aggregate price paid by all purchasers of our stock but will own only approximately      percent of our common stock outstanding after this offering. In the future, we may also acquire other companies or assets, raise additional needed capital or finance strategic alliances by issuing equity, which may result in additional dilution to you.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	changes in health care coverage or reimbursement guidelines and amounts, including health care reimbursement reform and cost-containment measures implemented by government agencies;

•	changes in the structure of health care payment systems;

•	variations in deductible and coinsurance amounts;

•	regulatory developments affecting the health care or diagnostic services industry;

•	our failure to comply with applicable regulations or increased investigative or enforcement initiatives by governmental and other third-party payors;

•	changes in the payor mix or the mix or cost of our specialized diagnostic services;

•	the timing and volume of patient orders and seasonality of our business;

•	the timing and cost of our sales and marketing efforts;

•	litigation involving our company, our industry, or both;

•	the departure of key personnel;

•	our ability to continue to add new laboratories;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in market valuations of companies similar to ours;

•	changes in recommendations by securities analysts and investors’ perceptions of us;

•	changes in our capitalization, including future issuances of our common stock or the incurrence of additional indebtedness; and

•	general economic, industry and market conditions.

Shares eligible for future sale by existing stockholders may adversely affect our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, particularly after the expiration of the lock-up agreements described in the “Underwriters” section of this prospectus. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

After the closing of this offering, we will have           outstanding shares of our common stock, after giving effect to the sale of           shares of our common stock offered by us and the selling stockholders in this offering at a purchase price equal to the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions and offering expenses payable by us.

This also includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,           shares are currently restricted as a result of securities laws or lock-up agreements but will be available for resale in the public market as described in the “Shares Eligible for Future Sale” section of this prospectus.

Our Principal Equityholders will own           shares of our common stock or approximately           percent of our outstanding common stock. All of the shares held by our Principal Equityholders may be sold without complying with the registration provisions of the Securities Act, as amended, or the Securities Act, upon satisfying the conditions of Rule 144 of the Securities Act. The sale of shares by these Principal Equityholders under Rule 144 may have an adverse affect on the market price of our common stock and may inhibit our ability to manage subsequent equity or debt financing.

If a large number of shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

We have not paid cash dividends and do not expect to pay dividends in the future, which means that you may not be able to realize the value of our shares except through sale.

Although Aurora Holdings has made tax and other distributions to its members in accordance with the Aurora Holdings LLC Agreement, we have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Our Board of Directors will decide whether to pay dividends on our common stock from time to time in the exercise of its business judgment. Because we do not anticipate paying dividends in the future, the only opportunity to realize the value of our common stock will likely be through an appreciation in value and a sale of those shares. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements.  All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives for future operations, are forward-looking statements. The words “believe,” “may,” “might,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “could,” “would” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. We caution the forward-looking statements in this prospectus are subject to a number of known and unknown risks, uncertainties and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In addition to the risks described in “Risk Factors,” factors that could contribute to these differences include, among other things:

•	changes in medical treatment or reimbursement rates or utilization for our anatomic pathology markets;

•	competition for our diagnostic services, including the internalization of testing functions and technologies by our clients;

•	changes in payor regulations, policies or payor mix;

•	the anticipated benefits from acquisitions not being fully realized or not being realized within the expected time frames;

•	disruptions or failures of our IT solutions or infrastructure;

•	loss of key executives and technical personnel;

•	the failure to maintain relationships with clients, including referring physicians and hospitals, and with payors;

•	covenants in our debt agreements;

•	our substantial amount of indebtedness;

•	the protection of our intellectual property;

•	general economic, business or regulatory conditions affecting the health care and diagnostic testing services industries;

•	federal or state health care reform initiatives;

•	violation of, failure to comply with, or changes in federal and state laws and regulations related to, submission of claims for our services, fraud and abuse, patient privacy, and billing arrangements for our services;

•	attainment of licenses required to test patient specimens from certain states or the loss or suspension of licenses;

•	control by our Principal Equityholders;

•	payments under the Tax Receivable Agreement;

•	compliance with certain corporate governance requirements and costs incurred in connection with becoming a public company;

•	failure to establish and maintain internal controls over financial reporting; and

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time-to-time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or changes in our expectations.

The forward-looking statements in this prospectus speak only as of the date of this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, or prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of the common shares means that information contained in this prospectus is correct after the date of this prospectus. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements, the risk factors or other information described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements we make in connection with this offering.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Merger

We were incorporated in Delaware on April 23, 2010. Aurora Holdings and its subsidiaries have historically conducted the business described in this prospectus.

Aurora Holdings was organized in 2006 as a limited liability company to act as a holding company for Aurora Diagnostics, LLC and our other operating subsidiaries. Aurora Holdings was initially capitalized by Summit Partners, GSO Capital Partners and members of our senior management team. In June 2009, GSO Capital Partners’ equity interest in Aurora Holdings was purchased by KRG Capital Partners.

Prior to giving effect to the Reorganization Merger, all of our outstanding common stock is and will be held by James C. New, our Chairman, Chief Executive Officer and President.

Prior to the Reorganization Merger, Aurora Holdings had 131,382 outstanding membership interests in eight classes, including 21,382 Class A-1 Units, 85,000 Class A Units, 10,000 Class B Units, 5,000 Class C Units, 4,000 Class D-1 Units, 3,000 Class D-2 Units, 3,000 Class D-3 Units and Class X capital of $7.1 million. Prior to giving effect to the Reorganization Merger, the Aurora Holdings Units are owned as follows:

•	Summit Partners currently owns 51 percent of the economic interest in Aurora Holdings;

•	KRG Capital Partners currently owns 34 percent of the economic interest in Aurora Holdings; and

•	Management Equityholders currently own 15 percent of the economic interest in Aurora Holdings.

Reorganization Merger

In connection with this offering, affiliates of Summit Partners, an affiliate of KRG Capital Partners and Aurora Holdings will merge with and into Aurora Diagnostics, Inc. with Aurora Diagnostics, Inc. surviving the merger. As part of the Reorganization Merger, our Principal Equityholders will exchange their Aurora Holdings Units for shares of our common stock.

Upon completion of the Reorganization Merger and this offering, our common stock will be held as follows:

•	Our public stockholders will, in aggregate, beneficially own shares representing approximately percent of our outstanding common stock (or approximately percent if the underwriters exercise their overallotment in full); and

•	Our Principal Equityholders will, in aggregate, beneficially own shares representing approximately percent of our outstanding common stock (or approximately percent if the underwriters exercise their overallotment in full).

Of the shares to be owned by our Principal Equityholders upon completion of the Reorganization Merger and this offering:

•	Summit Partners will, in aggregate, beneficially own shares representing approximately percent of our outstanding common stock (or approximately percent if the underwriters exercise their overallotment in full);

•	KRG Capital Partners will, in aggregate, beneficially own shares representing approximately percent of our outstanding common stock (or approximately percent if the underwriters exercise their overallotment in full); and

•	Management Equityholders will, in aggregate, beneficially own shares representing approximately percent of our outstanding common stock (or approximately percent if the underwriters exercise their overallotment in full).

Tax Receivable Agreement

Aurora Diagnostics, Inc. will enter into the Tax Receivable Agreement with our Principal Equityholders that will provide for the payment by Aurora Diagnostics, Inc. to our Principal Equityholders of 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. after the completion of this offering as a result of:

•	favorable tax attributes associated with amortizable goodwill and other intangibles held by Aurora Holdings and created by its previous acquisitions;

•	any step-up in tax basis in our assets resulting from the Reorganization Merger and payments under the Tax Receivable Agreement to our Principal Equityholders; and

•	tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

We are entering into the Tax Receivable Agreement because favorable tax attributes have been or will be made available to us as a result of transactions before the offering. Our Principal Equityholders believe that the value of these tax attributes should be considered in determining the value of their contribution to us. As it may be difficult to determine the present value of these tax attributes with a reasonable level of certainty, the Tax Receivable Agreement with our Principal Equityholders will obligate Aurora Diagnostics, Inc. to make payments to our Principal Equityholders of 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. as a result of these attributes. Aurora Diagnostics, Inc. will retain the benefit of the remaining 15 percent of these certain cash tax savings.

In addition, payments under the Tax Receivable Agreement will produce additional favorable tax attributes to us, which would not be available in the absence of such payments. The Tax Receivable Agreement therefore will obligate Aurora Diagnostics, Inc. to make payments to our Principal Equityholders of 85 percent of certain cash tax savings, if any, realized by Aurora Diagnostics, Inc. as a result of those additional tax attributes. Aurora Diagnostics, Inc. will also retain the benefit of the remaining 15 percent of these additional certain cash tax savings.

Although we do not believe that the IRS would challenge the tax benefits giving rise to payments under the Tax Receivable Agreement, our Principal Equityholders will not reimburse or indemnify us for any payments previously made if such tax benefits are subsequently disallowed or for any other claims made by the IRS, except that excess payments made to our Principal Equityholders will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments to our Principal Equityholders under the Tax Receivable Agreement that are greater than our cash tax savings. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

During the first year following the Reorganization Merger, the Tax Receivable Agreement will provide for the payment of up to $1.0 million to our Principal Equityholders to offset income taxes incurred in connection with the Reorganization Merger. Subsequent payments under the Tax Receivable Agreement will be reduced by the amount of such payment to our Principal Equityholders.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

The obligations resulting from the Tax Receivable Agreement that will be entered into are expected to be more than offset by the tax benefits that we will receive in connection with the Reorganization Merger. Although not assured, we expect that the consideration that we will remit under the Tax Receivable Agreement will not exceed the tax liability that we otherwise would have been required to pay absent the transfers of tax attributes to us directly or indirectly as a result of the Reorganization Merger.

We have the right (with the consent of our independent directors) to terminate the Tax Receivable Agreement. If we exercise this right, then our Principal Equityholders would be entitled to a lump sum amount in lieu of the payments otherwise provided under the agreement. That lump sum amount would be calculated by determining a present value for the total amount that would otherwise be payable under the agreement, using a discount rate and assumptions as to income tax rates and as to our ability to utilize the tax benefits (including the assumption that we will have sufficient taxable income to fully utilize the tax benefits). If the assumptions used in this calculation turn out not to be true, we may pay more or less than the specified percentage of certain cash tax savings realized by us after the completion of this offering. This lump sum amount must be paid in cash or be deferred, with interest, until all amounts payable under our credit facilities in existence as of the date of termination of the Tax Receivable Agreement have been paid. Any such acceleration can occur only at our election. Should we elect to terminate the Tax Receivable Agreement, we do not expect that the net impact of any such acceleration upon our overall financial condition would be materially adverse as compared to our existing obligations. The ultimate impact of a decision by us to accelerate will depend on what the ongoing payments would have been under the Tax Receivable Agreement absent acceleration, which will in turn depend on the various factors mentioned above.

If we default on any of our material obligations under the Tax Receivable Agreement, then, unless our Principal Equityholders seek specific performance of the Tax Receivable Agreement, our Principal Equityholders have the option to accelerate payments due under the Tax Receivable Agreement and require us to make a lump sum payment representing all past due and future payments under the Tax Receivable Agreement, discounted to present value.

In addition, the Tax Receivable Agreement provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the deductions arising from the tax benefits covered by the Tax Receivable Agreement. As a result, upon a change of control, we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of our cash tax savings.

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the sale of the common stock offered by us will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to estimates of certain expenses that we expect to be reimbursed. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, including any proceeds resulting from the underwriters’ exercise of their option to purchase additional shares from the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the amount of proceeds that we will receive from this offering by $      million, assuming the number of shares offered by us, which is set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, fund our growth, provide a public market for our common stock and facilitate access to public capital markets. We intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes, which may include general and administrative expenditures, sales and marketing expenditures, developing new products and funding acquisitions and capital expenditures. Accordingly, we may use a portion of the net proceeds that we will receive from this offering to acquire businesses, products, services or technologies. On October 8, 2010, we acquired Biopsy Diagnostics, LLC, an anatomic pathology laboratory located in South Carolina. This laboratory is focused on dermatopathology and its business operations are similar to those of our other laboratories. The cash purchase price of approximately $14.0 million was funded by indebtedness under our credit facilities. We expect that we will use approximately $14.0 million of the net proceeds that we will receive from this offering to repay such indebtedness under our credit facilities. Except as described in this paragraph, we currently have no specific plans or commitments with respect to the use of the net proceeds that we will receive from this offering.

A tabular breakdown of our expected use of the net proceeds that we receive from this offering is presented below:

Amount
(in thousands)

Working capital and general corporate purposes (excluding acquisition costs)(1)	$
Possible Acquisition	$
Acquisition costs(2)	$

Total	$

(1)	Amount reflects management’s current expectations and may include general and administrative expenditures, sales and marketing expenditures, developing new products and funding for capital expenditures.

(2)	Amount reflects management’s current expectations and may include costs payable to acquisition targets, fees and expenses payable to third-parties and incidental transaction expenses such as taxes. We do not have commitments for any specific acquisitions at this time, but we would expect such acquisitions to primarily include businesses that provide pathology diagnostic testing services or services that we deem complementary to our existing businesses.

The amounts that we actually expend for the other purposes specified above such as growth, working capital and general corporate purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future revenues and expenses and our future cash flow. As a result, we will retain broad discretion in the use and allocation of the net proceeds that we will receive from this offering among these specified purposes. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of the net proceeds that we will receive from this offering.

Pending the uses described above, we may invest the net proceeds that we receive from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

Although Aurora Holdings has made tax and other distributions to its members in accordance with the Aurora Holdings LLC Agreement, we have never declared or paid cash dividends on our common or preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the development and expansion of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, general business conditions and other then-existing factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our actual capitalization as of June 30, 2010 and on a pro forma, as adjusted, basis to reflect:

•	the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure;”

•	the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriters’ discounts and commissions and the estimated offering expenses; and

•	the execution of our new credit facilities.

The information below is illustrative only and our cash, cash equivalents and short-term investments and capitalization following the completion of this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2010
		Pro Forma,
	Actual(1)	as Adjusted(3)
	(unaudited)
	(in thousands except share data)

Cash and cash equivalents	$2,618	$

Current and long-term debt(2)	$255,652

Aurora Holdings Members’ equity	216,047
Stockholders’ Equity:
Common stock, $0.01 par value per share; shares authorized (pro forma as adjusted), shares issued and outstanding (pro forma as adjusted)
Additional paid-in capital

Total stockholders’ equity

Total capitalization	$471,699	$

(1)	The actual capitalization represents Aurora Holdings’ capitalization before giving effect to the Reorganization Merger or the completion of this offering.

(2)	Actual as of June 30, 2010, includes the current and long term portions of our credit facilities, net of original issue discount, and the fair value of contingent consideration.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriters’ discounts and commissions and the estimated offering expenses, would increase (decrease) the amount of pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity, total capitalization and net proceeds that we will receive from this offering by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay and after giving effect to estimates of certain expenses that we expect to be reimbursed.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 30, 2010 was approximately $      million, or $      per share of common stock. Pro forma net tangible book deficit per share represents the amount of stockholders’ equity less the net book value of intangible assets, divided by the number of shares of our common stock outstanding at that date, after giving effect to the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to estimates of certain expenses that we expect to be reimbursed, our pro forma as adjusted net tangible book value as of June 30, 2010 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of June 30, 2010 before giving effect to the Tax Receivable Agreement
Pro forma net tangible book value (deficit) per share before the change attributable to new investors
Increase in pro forma net tangible book value per share attributable to new investors
Pro Forma adjusted net tangible book value (deficit) per share after this offering
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value as of June 30, 2010, by approximately $      million, the pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The sale of           shares of common stock by the selling stockholders in this offering will reduce the number of shares held by our Principal Equityholders to           shares, or           percent of the total shares outstanding, and will increase the number of shares held by new investors participating in this offering to           shares, or           percent of the total shares outstanding. In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by our Principal Equityholders will be further reduced to           shares, or           percent of the total shares outstanding after this offering, and the number of shares held by new investors participating in this offering will be further increased to           shares, or           percent of the total shares outstanding after this offering.

The discussion and tables above assume no exercise of stock options outstanding and no issuance of shares reserved for issuance under our equity incentive plan. As of the closing of this offering there will be

•	520,000 shares of common stock issuable upon the exercise of stock options with a weighted average exercise price of $ per share; and

•	1,480,000 shares of common stock reserved for future issuance under our equity incentive plan.

The following table summarizes, on a pro forma basis as of June 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the Principal Equityholders, and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data), after giving effect to the sale by us and the selling stockholders of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us:

Shares of
	Common Stock		Total Consideration
	Purchased		to Us		Average Price
	Number	Percent	Amount	Percent	per Share

Principal Equityholders
New investors
Total

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet at June 30, 2010 and the unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2009 and the six months ended June 30, 2010 give effect to:

•	our 2009 acquisition of South Texas Dermatopathology Lab, P.A., as if that acquisition had occurred January 1, 2009;

•	our 2010 acquisitions of Bernhardt Laboratories, Inc., Pinkus Dermatopathology Laboratory, P.C. and Pathology Solutions, LLC, as if those acquisitions had occurred as of January 1, 2009, but not our October 8, 2010 acquisition of Biopsy Diagnostics, LLC;

•	consummation of the Reorganization Merger, as if it was effective as of June 30, 2010; and

•	this offering, as if effective on June 30, 2010 for the unaudited pro forma consolidated balance sheet and January 1, 2009 for the unaudited pro forma consolidated statements of operations.

The unaudited pro forma financial information has been prepared by our management and is based on our historical financial statements and the assumptions and adjustments described herein and in the notes to the unaudited pro forma financial information below. We believe the presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X of the Exchange Act.

Our historical financial information for the year ended December 31, 2009 has been derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial data for the six months ended June 30, 2010 and balance sheet as of June 30, 2010 have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See the notes to unaudited pro forma financial information for a discussion of assumptions made. The unaudited pro forma financial information is presented for informational purposes and is based on management’s preliminary estimates, including the preliminary application of our acquisition accounting. Our final estimates and related accounting may differ materially from the preliminary estimates. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

Aurora Diagnostics Inc.

Unaudited Pro Forma Consolidated Balance Sheet
June 30, 2010

	June 30, 2010
		Reorganization			Offering			Pro Forma,
	Historical(1)	Adjustments			Adjustments			As Adjusted(5)
	(in thousands)

Assets
Current Assets
Cash	$2,618	$			$	—(4)		$

Accounts receivable, net	24,038		—
Prepaid expenses and other assets	4,988		—
Deferred tax assets	2,284			(2)

Total current assets	33,928

Property and Equipment, net	8,952		—

Other Assets:
Deferred debt issue costs, net	7,981

Deposits and other noncurrent assets	131		—
Deferred tax assets	—		—
Goodwill	331,552		—
Intangible assets, net	116,268		—

	455,932		—

	$498,812	$				$—		$

Liabilities and Members’ Equity
Current Liabilities
Current portion of long-term debt	$11,962		$—		$			$

Current portion of fair value of contingent consideration	6,227		—
Accounts payable and accrued expenses	7,135		—

Accrued compensation	6,732		—
Accrued interest and other current liabilities	1,878		—
Current portion of tax receivable arrangement	—			(2)		—

Total current liabilities	33,934		—
Tax receivable arrangement	—			(2)
Deferred tax liabilities	11,368		—
Long-term debt, net of current portion	223,024		—

Fair value of contingent consideration, net of current portion	14,439		—
Commitments and contingencies
Equity
Members’ equity	216,047			(3)

Stockholders’ equity	—			(3)			(4)
				(2)			(4)
Additional paid-in capital				(3)

	$498,812	$			$			$

(1)	Amounts represent our historical balance sheet as of June 30, 2010 which was derived from the unaudited condensed consolidated financial statements contained elsewhere in the prospectus.

(2)	A number of acquisitions by Aurora Holdings have resulted in an increase in the tax basis of intangible assets, primarily goodwill, which results in higher tax amortization expense compared to book amortization. These tax attributes would not have been available to us in the absence of those transactions and these attributes will be available, subject to limitations, to reduce the amount of tax we may be required to pay in the future. Under the Tax Receivable Agreement, Aurora Diagnostics, Inc. will agree to pay to our Principal Equityholders

85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. after the completion of this offering as a result of:

•	favorable tax attributes associated with amortizable goodwill and other intangibles held by Aurora Holdings and created by previous acquisitions;

•	any step-up in tax basis in our assets resulting from the Reorganization Merger and payments under the Tax Receivable Agreement to our Principal Equityholders; and

•	tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

On a pro forma basis we estimated the total realizable tax benefit to be $ million in respect of tax attributes from past acquisitions and an additional $ million related to actual payments under the Tax Receivable Agreement, for a total of $ million. Therefore we have recorded a deferred tax asset of $ million and a liability related to the Tax Receivable Agreement of $ million representing our obligation to our Principal Equityholders. The remaining 15 percent, or million, has been recorded as an increase of additional paid-in capital, a component of stockholders’ equity.

(3)	Represents the conversion of Aurora Diagnostics Holdings, LLC members’ equity to Aurora Diagnostics, Inc. stockholders’ equity and additional paid-in capital.

(4)	Reflects the application of the primary proceeds of $ million from this offering net of estimated fees and expenses of $ million. The resulting net cash will be used as described under the heading “Use of Proceeds.”

(5)	The pro forma, as adjusted, balance sheet data as of June 30, 2010 does not give effect to our acquisition of Biopsy Diagnostics, LLC, on October 8, 2010.

Aurora Diagnostics Inc.

Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2009

	December 31, 2009
				Pro		Pro							Pro
				Forma		Forma							Forma,
		2009	2010	Acquisition		for	Refinancing		Reorganization		Offering		As
	Historical(1)	Acquisitions(2)	Acquisitions(3)	Adjustments(2)(3)		Acquisitions	Adjustments		Adjustments		Adjustments		Adjusted
	(in thousands)

Net Revenues	$171,565	$7,328	$34,750	$—		$213,643	$—		$—		$—		$213,643
Operating costs and expenses:
Cost of services	71,778	5,200	18,956	(5,839	)(4)	90,095	—		—		—		90,095
Selling, general and administrative expenses	36,854	1,482	7,173	(1,966	)(4)	43,543	—		—		—		43,543
Provision for doubtful accounts	9,488	—	732	—		10,220	—		—		—		10,220
Intangible asset amortization expense	14,574	—	—	1,444	(5)	16,018	—		—				16,018
Management fees	1,778	—	—	422	(6)	2,200	—		—		(2,200	)(10)	—
Impairment of goodwill and other intangible assets	8,031	—	—	—		8,031	—		—		—		8,031
Acquisition and business development costs	1,074	—	—	—		1,074	—		—		—		1,074
Equity based compensation expense	—	—	—	—		—	—		—			(11)

Total operating costs and expenses	143,577	6,682	26,861	(5,939)		171,181	—		—		(2,200)		168,981

Income from operations	27,988	646	7,889	5,939		42,462	—		—		2,200		44,662

Other income (expense):
Interest expense	(18,969)	(52)	29	—		(18,992)	1,982	(8)	—		—		(17,010)
Write-off of deferred debt issue costs	—	—	—	—		—	—		—		—		—
Other income	28	—	328	—		356	—		—		—		356

Total other expense, net	(18,941)	(52)	357	—		(18,636)	1,982		—		—		(16,654)

Income before income taxes	9,047	594	8,246	5,939		23,826	1,982		—		2,200		28,008
Provision for income taxes	45	215	434	2,376	(7)	3,069	793	(7)	6,461	(9)	880	(7)	11,203

Net income	$9,002	$379	$7,812	$3,563		$20,757	$1,189		$(6,461)		$1,320		$16,805

Net income per share:

Basic net income per share													$

Diluted net income per share													$

Aurora Diagnostics Holdings, Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2010

	June 30, 2010
			Pro		Pro							Pro
			Forma		Forma							Forma,
		2010	Acquisition		for	Refinancing		Reorganization		Offering		As
	Historical(1)	Acquisitions(3)	Adjustments		Acquisitions	Adjustments		Adjustments		Adjustments		Adjusted
	(in thousands)

Net Revenues	$101,105	$3,198	$—		$104,303	$—		$—		$—		$104,303
Operating costs and expenses:
Cost of services	45,929	1,230	136	(4)	47,295	—		—		—		47,295
Selling, general and administrative expenses	23,078	299	—		23,377	—		—		—		23,377
Provision for doubtful accounts	6,028	—	—		6,028	—		—		—		6,028
Intangible asset amortization expense	7,898	—	110	(5)	8,008	—		—		—		8,008
Management fees	1,062	—	32	(6)	1,094	—		—		(1,094	)(10)	—
Impairment of goodwill and other intangible assets	—	—	—		—	—		—		—		—
Acquisition and business development costs	433	—	—		433	—		—		—		433
Equity based compensation expense	—	—	—		—	—		—			(11)

Total operating costs and expenses	84,428	1,529	278		86,235	—		—		(1,094)		85,141

Income from operations	16,677	1,669	(278)		18,068	—		—		1,094		19,162

Other income (expense):
Interest expense	(7,587)	—	—		(7,587)	(874	)(8)	—		—		(8,461)
Write-off of deferred debt issue costs	(4,527)	—	—		(4,527)	—		—		—		(4,527)
Loss on extinguishment of debt	(2,296)	—	—		(2,296)	—		—		—		(2,296)
Other income	5	12	—		17	—		—		—		17

Total other expense, net	(14,405)	12	—		(14,393)	(874)		—		—		(15,267)

Income before income taxes	2,272	1,681	(278)		3,675	(874)		—		1,094		3,895
Provision (benefit) for income taxes	1,231	—	(111	)(7)	1,120	(350	)(7)	350	(9)	438	(7)	1,558

Net income	$1,041	$1,681	$(167)		$2,555	$(524)		$(350)		$656		$2,337

Net income per share:

Basic net income per share												$

Diluted net income per share												$

(1)	Amounts represent our historical statements of operations for the year ended December 31, 2009 (audited) and the six months ended June 30, 2010 (unaudited) which were derived from the financial statements of Aurora Holdings contained elsewhere in the prospectus.

(2)	Amounts represent the historical audited statement of operations of South Texas Dermatopathology Lab, P.A. prior to our acquisition on November 20, 2009, which we refer to as the 2009 Acquisition.

(3)	For the year ended December 31, 2009, amounts represent the historical unaudited statements of operations of the 2010 Acquisitions which were funded on December 31, 2009 and were consummated January 1, 2010 and the historical audited statement of operations of our acquisition of Pathology Solutions, LLC completed March 12, 2010, but not the historical audited statements of operations of our acquisition of Biopsy Diagnostics, LLC completed October 8, 2010. For the six months ended June 30, 2010, the amounts represent the historical unaudited statement of operations, prior to our acquisitions on March 12, 2010, of Pathology Solutions, LLC and on October 8, 2010 of Biopsy Diagnostics, LLC.

(4)	The pro forma adjustment reflects the reduction in compensation expense of physicians and former owners of acquired practices, including salary, bonus and other compensation, to the amounts that will be paid to these physicians and former owners in accordance with their post acquisition employment agreements.
(5)	Represents the additional amortization expense for the identifiable intangible assets, based on our preliminary acquisition accounting, as if the 2009 and 2010 Acquisitions had occurred on the January 1, 2009. The identifiable intangible assets related to the 2009 and 2010

Acquisitions total approximately $73.8 million and are being amortized over periods ranging from 5 to 10 years. The majority of the identifiable intangible assets relate to customer relationships. In determining the estimated amortization periods, we considered the operating history and customer stability of the acquired practice and industry information related to customary amortization periods.
(6)	Reflects the management fees payable under a management services agreement with certain of our Principal Equityholders. In accordance with the management services agreement, these fees are calculated as 1 percent of the net revenue of our 2009 and 2010 acquisitions.
(7)	Represents the tax effect of the pro forma adjustments at an effective tax rate of 40 percent and was based on the federal and state statutory income tax rates in effect during the respective periods.
(8)	Represents the difference in interest expense related to the rates and balances outstanding under the new credit facilities compared to our term loans outstanding during the year ended December 31, 2009 and the six months ended June 30, 2010. Under the new credit facilities the base interest rate is subject to a LIBOR (London Interbank Offering Rate) of 2.0 percent. Therefore, we assumed the London Interbank Offering Rate, or LIBOR, floor of 2 percent plus the credit spread of 4.25 percent or a total interest rate of 6.25 percent on a combined $230 million term loan and revolver balance. The adjustments also reflect the difference in the amortization of the deferred debt issue cost and original issue discount. The following summarizes the components of the interest expense adjustments.

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2009	2010

Elimination of amortization of original issue discount	$305	$132
Amortization of new original issue discount	(563)	(227)
Elimination of amortization of deferred debt issue costs	1,090	474
Amortization of new debt issue costs	(1,329)	(545)
Elimination of term loan interest expense	16,853	5,088
Interest expense related to the new credit facilities	(14,375)	(5,796)

Net reduction (increase) in interest expense	$1,982	(874)

Our new credit facilities are subject to a LIBOR floor of 2.0 percent. At the time LIBOR rates exceed the 2.0 percent floor, every .125 percent increase in LIBOR would increase our interest expense approximately $0.3 million.

(9)	Reflects the necessary adjustment to record our income tax provision at a 40 percent rate due to our transition to being taxed as a corporation following completion of the Reorganization Merger. The 40 percent rate was based on the federal and state statutory income tax rates in effect during the respective periods.

(10)	Represents the elimination of the management fees payable under a management services agreement with certain of our Principal Equityholders. The management services agreement will be terminated following the completion of this offering.

(11)	In September 2010, our Board approved the award of options to purchase 520,000 shares of our common stock to certain members of our management and one of our Directors. These stock options will be granted effective with our initial public offering and will vest one third annually over three years. The stock-based compensation expense in the pro forma as adjusted for the year ended December 31, 2009 and for the six months ended June 30, 2010 represents the amount of stock compensation expense we estimate would have been recognized if these options were granted January 1, 2009.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus. The selected historical consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included in this prospectus.

The consolidated statements of operations data for the fiscal years 2007, 2008 and 2009, and consolidated balance sheets data as of fiscal year end 2008 and 2009, were derived from Aurora Holdings’ audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the period from our inception in June 2006 through December 31, 2006, and consolidated balance sheet data as of December 31, 2006 and December 31, 2007, were derived from Aurora Holdings’ audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2009 and 2010 and consolidated balance sheet data as of June 30, 2010 were derived from Aurora Holdings’ unaudited condensed consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The selected historical consolidated financial data does not give effect to:

•	the results of operations of our 2009 acquisition of South Texas Dermatopathology Lab, P.A. prior to our acquisition on November 20, 2009;

•	the results of operations or balance sheet data of our 2010 acquisitions of Bernhardt Laboratories, Inc. and Pinkus Dermatopathology Laboratory, P.C. prior to our acquisitions on January 1, 2010, of Pathology Solutions, LLC prior to our acquisition on March 12, 2010 or of Biopsy Diagnostics, LLC prior to our acquisition on October 8, 2010;

•	the execution of our new credit facilities;

•	consummation of the Reorganization Merger; or

•	this offering.

Aurora Diagnostics Holdings, LLC

Selected Consolidated Statements of Operations(1)
Period from June 2006 (inception) to December 31, 2006,
Years ended December 31, 2007, 2008 and 2009 and
Six months ended June 30, 2009 and 2010

	Period from
	June 2006
	(Inception) to					Six Months
	December 31,	Year Ended December 31,				Ended June 30,
	2006	2007		2008	2009	2009	2010
	(in thousands)

Net Revenues	$3,487	$63,451		$157,850	$171,565	$85,178	$101,105

Operating costs and expenses:
Cost of services	1,045	27,480		66,382	71,778	34,810	45,929
Selling, general and administrative expenses	3,035	15,172		33,194	36,854	18,395	23,078
Provision for doubtful accounts	69	2,378		8,037	9,488	4,790	6,028
Intangible asset amortization expense	470	5,721		14,308	14,574	7,255	7,898
Management fees	35	644		1,559	1,778	877	1,062
Impairment of goodwill and other intangible assets	—	—		—	8,031 (3)	—	—
Acquisition and business development costs	—	374		676	1,074	224	433
Equity based compensation expense	—	—		1,164 (2)	—	—	—

Total operating costs and expenses	4,654	51,769		125,320	143,577	66,351	84,428

Income (loss) from operations	(1,166)	11,682		32,530	27,988	18,827	16,677

Other income (expense):
Interest expense	(94)	(7,114)		(21,577)	(18,969)	(9,550)	(7,587)
Write-off of deferred debt issue costs	—	(3,451	)(4)	—	—	—	(4,527)
Loss on extinguishment of debt	—	—		—	—	—	(2,296)
Other income	25	124		125	28	22	5

Total other expense, net	(69)	(10,441)		(21,452)	(18,941)	(9,528)	(14,405)

Income (loss) before income taxes	(1,236)	1,241		11,078	9,047	9,299	2,272
Provision for income taxes(5)	—	762		408	45	47	1,231

Net income (loss)	$(1,236)	$479		$10,670	$9,002	$9,252	$1,041

Aurora Diagnostics Holdings, LLC

Selected Consolidated Balance Sheet Data
December 31, 2006, 2007, 2008 and 2009 and June 30, 2010

	December 31,				June 30,
	2006	2007	2008	2009	2010
		(in thousands)

Consolidated Balance Sheet Data
Cash and equivalents	$1,744	$8,558	$7,278	$27,424	$2,618
Total assets	40,180	388,339	415,516	462,744	498,812
Working capital, excluding deferred tax assets, current portion of long-term debt and current portion of fair value of contingent consideration	1,892	10,161	11,005	30,081	15,899
Long term debt, including current portion	7,550	215,678	227,313	219,752	255,652
Members’ equity	31,334	145,077	161,176	217,064	216,047

(1)	The summary consolidated financial data for the period from June 2006 (inception) to December 31, 2006 and the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 is that of Aurora Holdings prior to the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

(2)	During 2008, we adopted the New Plan to replace our original equity incentive plan. This New Plan provides awards of membership interest units in Aurora Holdings. These interests are denominated as Class D-1, Class D-2, and Class D-3 units in Aurora Holdings. During 2008, Aurora Holdings authorized and issued 4,000 D-1 units, 3,000 D-2 units and 3,000 D-3 units of Aurora Holdings. All membership interest units of Aurora Holdings issued in 2008 were fully vested as of December 31, 2008. We recorded a compensation expense of $1.2 million for these awards. There were no other grants under the New Plan. In connection with the Reorganization Merger, the Class D Units of Aurora Holdings issued under the New Plan will either be exchanged for shares of our common stock or cancelled without consideration.

(3)	As of September 30, 2009, we tested goodwill and intangible assets for potential impairment and recorded a non-cash impairment expense of $8.0 million resulting from a write-down of $6.6 million in the carrying value of goodwill and a write down of $1.4 million in the carrying value of other intangible assets. The write-down of the goodwill and other intangible assets related to one reporting unit. Regarding this reporting unit, we believe events occurred and circumstances changed that more likely than not reduced the fair value of the intangible assets and goodwill below their carrying amounts. These events during 2009 consisted primarily of the loss of significant customers present at the acquisition date, which adversely affected the current year and expected future revenues and operating profit of the reporting unit.
(4)	In December 2007, we refinanced our previous credit facilities. As a result, we wrote off $3.5 million of unamortized deferred debt issue costs.

(5)	Aurora Holdings is a Delaware limited liability company taxed as a partnership for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, Aurora Holdings was generally not subject to income taxes. The income attributable to Aurora Holdings was allocated to the members of Aurora Holdings in accordance with the terms of the Aurora Holdings LLC Agreement. However, certain of our subsidiaries are structured as corporations, file separate returns and are subject to federal and state income taxes. The historical provision for income taxes for these subsidiaries is reflected in our consolidated financial statements and includes federal and state taxes currently payable and changes in deferred tax assets and liabilities excluding the establishment of deferred tax assets and liabilities related to the acquisitions. The pro forma, as adjusted, provision for income taxes assumes a 40 percent effective tax rate, after giving effect to the Reorganization Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical consolidated financial data discussed below reflect the historical results of operations and financial condition of our subsidiary Aurora Holdings.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing in the back of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” contained in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

General

We are a specialized diagnostics company providing services that play a key role in the diagnosis of cancer and other diseases. Our experienced pathologists deliver comprehensive diagnostic reports of a patient’s condition and consult frequently with referring physicians to help determine the appropriate treatment. Our diagnostic reports often enable the early detection of disease, allowing referring physicians to make informed and timely treatment decisions that improve their patients’ health in a cost-effective manner. Through our pathologist-operated laboratory practices, we provide physician-based general anatomic and clinical pathology, dermatopathology, molecular diagnostic services and other esoteric testing services to physicians, hospitals, clinical laboratories and surgery centers. Our operations consist of one reportable segment.

The U.S. diagnostic testing industry had revenues of approximately $55 billion in 2008 and, according to the Washington G-2 Report, grew at a rate of 7 percent compounded annually from 2000 to 2008. According to the Laboratory Economics Report, within the overall industry, the anatomic pathology market totaled approximately $13 billion in revenues, or 24 percent of total industry revenues, in 2008. Anatomic pathology services involve the diagnosis of cancer and other medical conditions through the examination of tissues (histology) and the analysis of cells (cytology) and generally command higher reimbursement rates, on a per specimen basis, than clinical pathology services.

According to the Washington G-2 Report, the anatomic pathology market has expanded more rapidly than the overall industry, with revenues growing 4.8 percent on a compound annual basis between 2006 and 2009, compared to 4.5 percent for the rest of the industry. Excluding growth in esoteric testing, the remainder of the industry grew at a compound annual rate of only 0.1 percent over the same period. Substantially all of the revenues for anatomic pathology businesses consist of payments or reimbursements for specialized diagnostic services rendered to referring physicians, and these revenues are affected primarily by changes in case volume, which we refer to as accession volume, payor mix and reimbursement rates. Accessions are measured as the number of patient cases, and each accession may include multiple specimens. Accession volume varies from period to period based on the number of referring physicians and the frequency of their ordering, the relative mix of the referring physicians’ anatomic pathology specialties, and the type and number of tests ordered.

The non-hospital outpatient channel is the largest component of the anatomic pathology market and has grown more rapidly than other channels. This channel accounted for $7.6 billion, or 57 percent, of anatomic pathology revenues for the year ended December 31, 2008, representing 10 percent growth in 2008 according to the Laboratory Economics Report. The remainder of the anatomic pathology market is comprised of the hospital inpatient channel, which accounted for $3.7 billion or 28 percent, of anatomic pathology revenues, representing 2 percent growth in 2008, and the hospital outpatient channel, which accounted for $1.9 billion, or 15 percent, of anatomic pathology revenues, representing 4 percent growth in 2008, according to the Laboratory Economics Report.

For the year ended December 31, 2009 we processed approximately 1.6 million accessions.

Corporate History

We were incorporated in the State of Delaware on April 23, 2010 for purposes of this offering. As described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure,” we are a holding company and our principal asset after completion of this offering and the Reorganization Merger will be our equity interest in our subsidiary, Aurora Diagnostics, LLC. Our subsidiary was organized in the State of Delaware as a limited liability company on March 23, 2006 to develop and operate as a diagnostic services company. We have grown our business significantly over the last three years, driven largely by the acquisition of local and regional pathology laboratories throughout the United States and organic growth within these acquired operations. We have completed 18 acquisitions of diagnostic services companies and opened two de novo laboratories, and our revenues have increased from $3.5 million in 2006 to $171.6 million in 2009.

Statement of Operations Overview

Net Revenues

Substantially all of our revenues consist of payments or reimbursements for specialized diagnostic services rendered to patients of our referring physicians. Net revenue per accession is impacted mainly by changes in reimbursement rates and test and payor mix. Accession volume varies from period to period based on the referral patterns of our referring physicians and the frequency of their ordering, the relative mix of the referring physicians’ anatomic pathology specialties, and the type and number of tests ordered. Accession volume is also affected by seasonal trends and generally declines during the summer and holiday periods. Furthermore, accession volume is also subject to declines due to weather conditions, such as severe snow storms and flooding or excessively hot or cold spells, which can deter patients from visiting our referring physicians. More recently, we believe the slowdown in the general economy and increase in unemployment has reduced the number of patients visiting our referring physician offices, resulting in a reduction of referrals.

Our billings for services reimbursed by third-party payors, including Medicare, and patients are based on a company-generated fee schedule that is generally set at higher rates than our anticipated reimbursement rates. Our billings to physicians, which are not reimbursed by third-party payors, represent less than 10 percent of net revenues and are billed based on negotiated fee schedules that set forth what we charge for our services. Reimbursement under Medicare for specialized diagnostic services is subject to a Medicare physician fee schedule and, to a lesser degree, a clinical laboratory fee schedule, both of which are updated annually. Our billings to insured patients include co-insurance and deductibles as dictated by the patient’s insurance coverage. Billings for services provided to uninsured patients are based on our company-generated fee schedule. Our revenues are recorded net of the estimated differences between the amount billed and the estimated payment to be received from third party payors, including Medicare. We do not have any capitated payment arrangements, which are arrangements under which we are paid a contracted per person rate regardless of the services we provide. We generally provide services on an in-network basis, where we perform services for persons within the networks of payors with which we have contracts. Services performed on an out-of-network basis, where we perform services for persons outside of the networks of payors with which we have contracts, comprised less than 15 percent of our 2009 revenues. We may face continuing pressure on reimbursement rates as government payors and private insurers have taken steps and may continue to take steps to control the cost, use, and delivery of health care services, including diagnostic testing services. Changes in payor mix could lead to corresponding changes in revenues based on the differences in reimbursement rates.

Compliance with applicable laws and regulations, as well as internal policies and procedures, adds further complexity and costs to our operations. Furthermore, we are generally obligated to bill in the specific manner prescribed by each governmental payor and private insurer, who may each have different billing requirements. Reimbursements for anatomic pathology services are received from governmental payors, such as Medicare and Medicaid; private insurance, including managed care organizations and commercial payors; and private payors, such as physicians and individual patients. For the year ended December 31, 2009, based on cash collections, we estimate approximately 61 percent of revenues were paid by private insurance, including managed care organizations and commercial payors; approximately 25 percent of revenues were paid by Medicare and Medicaid; and approximately 14 percent were paid by physicians and individual patients.

In most cases, we provide a global testing service which includes both the technical slide preparation and professional diagnosis. We also fulfill requests from physicians for only the technical component of our services, or TC, which principally includes technical slide preparation and the non-professional items associated with our diagnostic services, including equipment, supplies and technical personnel, or the professional component of our services, or PC, which principally includes review and diagnosis by a pathologist. If a physician requires only the TC services such as slide preparation, we prepare the slide and then return it to the referring physician for assessment and diagnosis.

Cost of Services

Cost of services consists of physician costs, including compensation, benefits and medical malpractice insurance and other physician related costs. In addition, cost of services includes costs related to the technical preparation of specimens and transcription of reports, depreciation, courier and distribution costs, and all other costs required to fulfill the diagnostic service requirements of our referring physicians and their patients.

Cost of services generally increases with accession volume and reflects the additional staffing, equipment, supplies and systems needed to process the increased volume and maintain client service levels. A major component of cost of services is physician costs which, for the year ended December 31, 2009, represented 36 percent of our total cost of services. In the future, we may experience increases in physician costs to retain existing physicians, to replace departing physicians or to hire new pathologists to support accession growth. Therefore, we expect our cost of revenues will continue to increase commensurate with revenue growth.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of general lab and corporate overhead, billing, information technology, accounting, human resources, and sales and marketing expenses. We expect sales and marketing and IT expenses to increase faster than revenue as we hire additional personnel and invest in lab and billing information systems to support continued same store revenue growth and retain existing customer relationships. In addition, we expect accounting expenses, which includes audit and Sarbanes-Oxley Act of 2002 costs, to increase substantially as a result of our contemplated initial public offering. As our business matures and we attain a sufficient size and scope, we expect selling, general and administrative expenses as a percent of revenue to reduce over time.

Provision for Doubtful Accounts

The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, accounts receivable aging and other relevant factors. The majority of our provision for doubtful accounts relates to our estimate of uncollectible amounts from patients who are uninsured or fail to pay their coinsurance or deductible obligations. Changes in these factors in future periods could result in increases or decreases in our provision for doubtful accounts and impact our results of operations, financial position and cash flows.

In an effort to maximize our collections of accounts receivable, we take a number of steps to collect amounts, including coinsurance and deductibles, owed by third party payors, government payors, referring physicians and patients. The process generally includes:

•	verification of complete insurance information and patient demographics,

•	active management and follow up on denials,

•	delivery of scheduled statements to patients, and/or

•	forwarding significant past due accounts to outside collection agencies.

Due to the fact that we operate on multiple billing platforms, we evaluate collectibility and the related adequacy of our allowance for doubtful accounts using information from multiple sources. Not all of our systems produce the same level of information by payor or by aging classification and, therefore, we are unable to provide consolidated accounts receivable agings by payor class. However, we believe that sufficient information exists in each respective billing system to make reasonable estimates of our provision for doubtful accounts. In the future, we may convert legacy billing systems from businesses we have acquired to one or more common billing platforms. This could allow for the consolidation of billing data and information on a consistent basis.

Recent Developments

Class Z Capital

On March 12, 2010, we issued Class Z capital of Aurora Holdings to then-existing members of Aurora Holdings for total consideration of $8.5 million. In the event that the Class Z capital was repaid within six months of that date, the holders of the Class Z capital of Aurora Holdings were to receive a preferred return equal to the initial contribution of the members holding such membership interests, plus dividends. Dividends were to accrue on the Class Z capital of Aurora Holdings at an annual rate of 12 percent for the first three months and 16 percent for the next three months. In the event we did not redeem the Class Z capital within six months from the date it was issued, the Class Z capital of Aurora Holdings would have converted to Class A-1 membership interests of Aurora Holdings at the same valuation as the original Class A-1 membership interests of Aurora Holdings. On May 26, 2010, in connection with our recently completed refinancing, we redeemed all of the outstanding Class Z membership interests of Aurora Holdings and paid approximately $0.2 million of accrued dividends.

New Credit Facilities

On May 26, 2010, we entered into a new credit and guaranty agreement, which we refer to as our credit agreement. Our credit agreement provides for credit facilities of $335.0 million with Barclays Bank PLC, as administrative agent and collateral agent, certain other financial institutions in various arranger and agent capacities, and the lenders from time to time party to the credit agreement. Our credit agreement includes a $225.0 million senior secured term loan facility and a $110.0 million senior secured revolving credit facility ($50.0 million of which became available upon the closing of our new credit facilities and $60.0 million of which will be available upon completion of this offering). We have the right to increase the commitments under our credit agreement by up to $50.0 million, in the event that certain conditions are satisfied, including absence of an event of default, pro forma compliance with our financial covenants and a maximum senior secured leverage ratio for the preceding four quarter period of 3.50:1.00. None of the lenders under our credit agreement has committed or is obligated to provide any such increase in the commitments.

A portion of the net proceeds of our credit agreement was used to repay all indebtedness outstanding under our previous first and second lien credit facilities and to terminate the agreements associated with such previous credit facilities. We have recorded a non-cash write-off of any remaining unamortized original issue discount and debt issue costs related to our previous credit facilities of approximately $4.5 million during the six months ended June 30, 2010, and we were required to pay a $2.3 million prepayment premium to terminate our previous credit facilities.

Aurora Diagnostics, LLC, a direct, wholly-owned subsidiary of Aurora Holdings, is the borrower under our credit agreement. The obligations of the borrower under our credit agreement and any exposure under any interest rate agreement or other hedging arrangements entered into with any of the lenders are guaranteed by the guarantors party to our credit agreement, including Aurora Holdings, certain of its subsidiaries and, upon completion of the Reorganization Merger and this offering, Aurora Diagnostics, Inc. and certain of its subsidiaries. Such obligations of the borrower and such guarantors are secured by a first-priority security interest in substantially all of the assets of the borrower and of each guarantor party thereto.

The loans under our credit agreement will bear interest, at the option of the borrower, at one of the following rates:

•	Base Rate Loans, at a rate per annum equal to:

•	the highest of:

•	Barclays Bank PLC’s prime rate,

•	0.50% plus Federal Funds Effective Rate, and

•	the LIBOR rate, as adjusted for applicable reserve requirements (subject to a 2.00% floor) for an interest period of one month plus 1.00%; plus

•	3.25%.

• LIBOR Rate Loans, at a rate per annum equal to:

•	the LIBOR rate, as adjusted for applicable reserve requirements (subject to a 2.00% floor) determined for the applicable interest period; plus

•	4.25%.

During the continuance of certain material events of default, including payment defaults, failure to comply with financial covenants or certain bankruptcy events, and at the request of the requisite lenders during the continuance of any other event of default, the loans under our credit agreement shall bear interest at the otherwise applicable rate plus an additional 2.00% per annum. An unused commitment fee equal to either 0.75% or 0.50% per annum (depending on the amount of the unused portion of the facility at such time) of the daily average unused portion of the revolving credit facility is also payable.

Our term loan facility will amortize during the period the loan is outstanding in quarterly installments that shall each be equal to 0.25% of the initial principal amount of the term loan with the balance payable on the maturity date which is the sixth anniversary date of our credit agreement. The revolving credit facility will mature, and the revolving commitments relating thereto will terminate, on the fourth anniversary date of our credit agreement.

Optional prepayments of borrowings under our credit agreement, and optional reductions of the unutilized portion of the revolving credit facility commitments, will be permitted at any time, in minimum principal amounts, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs in the case of a prepayment of LIBOR Rate Loans other than a prepayment made on the last day of the relevant interest period. Our credit agreement requires, subject to certain exceptions, prepayments from excess cash flow and from the proceeds of certain asset sales, insurance or condemnation and issuances of certain debt and equity.

Our credit agreement requires us to satisfy specified financial covenants, including an interest coverage ratio, a total leverage ratio and a maximum capital expenditures covenant, as set forth in our credit agreement. Our interest coverage and total leverage ratio are determined based upon our Adjusted EBITDA, as defined in our credit agreement. In addition, our credit agreement contains certain representations and warranties and affirmative and negative covenants which, among other things, limit the incurrence of additional indebtedness, liens and encumbrances, distributions, prepayments of other indebtedness, guarantees, investments, acquisitions, asset sales, mergers and consolidations, transactions with affiliates, certain changes to the Reorganization Merger, certain payments under the Tax Receivable Agreement, changes to organizational documents and to material agreements and certain other agreements and other matters customarily restricted in such agreements.

Our credit agreement contains certain events of default including payment defaults, cross defaults to certain other indebtedness in excess of specified amounts, covenant defaults, breaches of representations and warranties, certain events of bankruptcy and insolvency, certain ERISA events, judgment defaults in excess of specified amounts, failure of any guaranty or security document supporting our credit agreement to be in full force and effect, failure of certain indebtedness in excess of specified amounts to be subordinated to the obligations under our credit agreement, change in control, certain criminal proceedings, incurrence of indebtedness by affiliated practices in excess of specified amounts and certain other customary events of default.

Health Care Reform

In 2010, the U.S. Congress passed and the President signed into law the PPACA and HCEARA. Together, the PPACA and HCEARA comprise a broad health care reform initiative. While this legislation did not adversely affect reimbursement for our anatomic pathology services, this legislation provides for two separate reductions in the reimbursement rates for our clinical laboratory services: a “productive adjustment” (currently estimated to be between 1.1 and 1.4 percent), and an additional 1.75 percent reduction. Each of these would reduce the annual Consumer Price Index-based update that would otherwise determine our reimbursement for clinical laboratory services. For the year ended December 31, 2009, revenues from clinical lab services were less than 10 percent of our total revenues. Uncertainty also exists around the extent of coverage and reimbursement for new services. This legislation also provides for increases in the number of persons covered by public and private insurance programs in the U.S.

Reorganization Merger

In connection with this offering, we will enter into the Reorganization Merger described under “Organizational Structure,” including the creation or acquisition of amortizable tax assets in connection with this offering and the Reorganization Merger and the creation of liabilities in connection with entering into the Tax Receivable Agreement, concurrent with the completion of this offering.

Acquisitions

Through October 15, 2010, we have acquired 18 diagnostic services companies throughout the United States. Our most recent acquisition was completed on October 8, 2010. The following summarizes the acquisitions we completed in 2007, 2008, 2009 and 2010.

2007 Acquisitions

During 2007, we acquired substantially all of the assets of three pathology practices and 100 percent of the equity of five pathology practices for an aggregate purchase price (including acquisition costs) of $319.8 million and additional consideration in the form of contingent notes. The aggregate purchase price included cash of $306.1 million and subordinated unsecured contingent notes payable of $13.7 million. The cash portion of the purchase price was funded primarily with proceeds from member contributions and drawings under our previous term loan facilities of $115.3 million and $190.8 million, respectively.

In connection with one acquisition in 2007, we agreed to assume up to $4.0 million to be paid to four retired physicians. The obligation is to be paid over three to five years. As of December 31, 2009, this acquisition related liability had a remaining balance of approximately $0.6 million. During 2008 and 2009, we paid $1.9 million and $1.5 million, respectively, related to this liability.

2008 Acquisition

During 2008, we acquired 100 percent of the equity of one pathology practice for an aggregate purchase price (including acquisition costs) of $27.3 million and additional consideration in the form of contingent notes. The purchase price was funded primarily with proceeds from the issuance of Aurora Holdings’ Class A, C, and X membership interests of $7.3 million and borrowings under our previous term loan facility of $20.0 million.

2009 Acquisition

In November 2009, we acquired 100 percent of the equity of one pathology practice for an aggregate cash purchase price of $15.3 million. In addition, we issued contingent consideration, payable over three years based on the acquired practice’s future performance. We have estimated the fair value of the contingent consideration to be approximately $2.9 million. The cash portion of the purchase price was funded primarily with proceeds from the issuance of Class A-1 membership interests in June 2009. The estimated fair value of the assets acquired and liabilities assumed in connection with the 2009 acquisition are preliminary and are expected to be finalized in 2010.

2010 Acquisitions

On January 1, 2010, we acquired 100 percent of the equity of two pathology practices for an aggregate cash purchase price of $17.0 million. These acquisitions were consummated on January 1, 2010 and, therefore, the cash paid totaling $17.0 million was included in deposits and other non-current assets as of December 31, 2009. On March 12, 2010, we acquired 100 percent of the equity of a pathology practice for an aggregate cash purchase price of $22.5 million. On October 8, 2010, we acquired 100 percent of the equity of a pathology practice for an aggregate cash purchase price of approximately $14.0 million. Each transaction included contingent consideration payable over three to five years based on the acquired practices’ future performance. We have estimated the fair value of the contingent consideration and recorded a related liability as of the date of each acquisition. The maximum amount of the contingent cash consideration, assuming the acquisitions meet the maximum stipulated earnings level, is $49.1 million payable over three to five years. We funded the cash portion of the acquisitions using $30.9 million of cash primarily related to member contributions from the holders of Aurora Holdings Class A-1 Units and an additional $8.5 million related to the sale of Aurora Holdings Class Z membership interests, as well as approximately $14 million of indebtedness under our credit facilities.

The following table summarizes the consideration paid for the acquisitions completed in 2007, 2008, 2009 and 2010.

		Subordinated	Total
	Cash Paid	Notes Issued	Consideration
	(in thousands)

2007 Acquisitions	$306,116	$13,658	$319,774
2008 Acquisition	$27,301	$—	$27,301
2009 Acquisition	$15,340	$—	$15,340
2010 Acquisitions	$53,435	$—	$53,435

As a result of the significant number and size of the acquisitions completed over the last four years, many of the changes in our consolidated results of operations and financial position discussed below relate to the acquisitions completed in 2007, 2008, 2009 and 2010.

Results of Operations

The following table outlines, for the periods presented, our results of operations as a percentage of net revenues.

	Year Ended			Six Months Ended
	December 31,			June 30,
	2007	2008	2009	2009	2010

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	43.3	42.1	41.8	40.9	45.4
Selling, general and administrative expenses	23.9	21.0	21.5	21.6	22.8
Provision for doubtful accounts	3.7	5.1	5.5	5.6	6.0
Intangible asset amortization expense	9.0	9.1	8.5	8.5	7.8
Management fees	1.0	1.0	1.0	1.0	1.1
Impairment of goodwill and other intangible assets	—	—	4.7	—	—
Acquisition and business development costs	0.6	0.4	0.6	0.3	0.4
Equity-based compensation expense	—	0.7	—	—	—

Total operating costs and expenses	81.5	79.4	83.6	77.9	83.5

Income from operations	18.5	20.6	16.4	22.1	16.5

Other income (expense):
Interest expense	(11.2)	(13.7)	(11.1)	(11.2)	(7.5)
Write-off of deferred debt issue costs	(5.4)	—	—	—	(4.5)
Loss on extinguishment of debt	—	—	—	—	(2.3)
Other income	0.2	0.1	—	—	—

Total other expense, net	(16.4)	(13.6)	(11.1)	(11.2)	(14.3)

Income before income taxes	2.1	7.0	5.3	10.9	2.2
Provision for income taxes	1.2	0.3	—	0.1	1.2

Net income	0.9%	6.7%	5.3%	10.8%	1.0%

Our historical consolidated operating results do not reflect:

•	the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure;”

•	the results of operations of our 2009 and 2010 acquisitions prior to the effective date of those acquisitions; and

•	this offering.

As a result, our historical consolidated operating results may not be indicative of what our results of operations will be for future periods.

Comparison of the Six Months Ended June 30, 2010 and 2009

Net Revenues

Net revenues increased $15.9 million or 18.7 percent to $101.1 million for the six months ended June 30, 2010 from $85.2 million for the six months ended June 30, 2009. Organic revenues decreased approximately $2.9 million or 3.3 percent from $85.2 million to $82.3 million, and the remaining increase of $18.8 million reflects the impact of the 2010 and 2009 acquisitions.

Organic accessions grew to approximately 786,000 for the six months ended June 30, 2010 compared to approximately 776,000 for the six months ended June 30, 2009. During the first quarter of 2010 a number of our labs and their related referral sources were negatively impacted by severe winter weather, which resulted in lower testing volumes for us. We estimate that the severe weather resulted in a reduction of approximately 19,000 accessions and net revenue of approximately $2.0 million during the quarter ended March 31, 2010. Excluding the weather impact, we estimate the organic accession volume would have increased 3.7 percent for the six months ended June 30, 2010, compared to the same period in 2009. The average revenue per accession decreased 4.5 percent from approximately $110 to approximately $105 primarily due to a change in service mix. This change in service mix resulted primarily from more referring physicians converting from global pathology services, where we provide both the TC and PC of the accession, to a TC or PC arrangement, where we receive only a portion of the revenue. In these cases, our net revenue per accession has declined due to the fact that we no longer receive the entire global fee for the service but instead only receive a portion of the revenue for the service.

We expect the average revenue per accession of our organic business to continue to decline primarily as the result of changes in service mix, including our growth in women’s health pathology services, including clinical tests, which tend to have lower revenue per accession and, therefore, decrease slightly our average revenue per accession. In addition, our growth rates and average revenue per accession may be positively or negatively impacted by the reimbursement market, service mix and average revenue per accession of acquisitions completed in the future.

Our pathology diagnostic testing services accounted for substantially all of our revenues for the six month periods ended June 30, 2010 and June 30, 2009.

Cost of Services

Cost of services for the six months ended June 30, 2010 increased $11.1 million or 32.0 percent to $45.9 million from $34.8 million for the six months ended June 30, 2009. Of the total increase, $7.7 million related to the acquisitions completed in 2010 and 2009 and the remaining $3.4 million related to our existing business. The increase in costs of services for our existing business was primarily attributable to $1.6 million higher physician costs, including approximately $0.6 million of severance, the costs associated with our clinical lab and other new lab operations, which were higher by $1.2 million, and $0.5 million higher distribution costs. The clinical lab became operational in March 2010 and will complement our existing anatomic pathology services, specifically for the women’s health pathology market. In addition, we hired additional pathologists to provide diagnostic services to our referring physicians in the Arizona, Massachusetts and Minnesota markets.

As a percentage of net revenues, cost of services was 45.4 percent and 40.9 percent for the six months ended 2010 and 2009, respectively. The major factors negatively impacting the percentage for 2010 compared to 2009 included the severance and clinical lab start up costs, as well as the $2.0 million shortfall in revenue related to the weather. As a result the gross margin was 54.6 percent and 59.1 percent for the six months ended June 30, 2010 and 2009, respectively. We currently anticipate that our gross margin will decline slightly due to a combination of lower average revenue per accession and increased costs related to pathologist retention and replacement and higher costs and lower gross margins in our women’s health pathology services, including clinical tests. Cost of services and our related gross profit percentages may be positively or negatively impacted by the market, service mix and unit price dynamics of acquisitions completed in the future.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $4.7 million, or 25.5 percent, to $23.1 million for the six months ended June 30, 2010 from $18.4 million for the six months ended June 30, 2009. Of the total increase, $4.0 million related to the 2010 and 2009 acquisitions and $0.7 million related to our existing business. Of the increase in our existing business, the majority relates to sales and marketing initiatives including the increase in the number of sales representatives and our introduction of doc2MD.

Selling, general and administrative expenses, as a percent of net revenue, increased to 22.8 percent from 21.6 percent for the six months ended June 30, 2009. Selling, general and administrative expenses as a percentage of revenue increased due to the lower than expected revenue for the first two quarters of 2010 and the expansion of sales and marketing activities during the second half of 2009 and the first half of 2010. We expect to make additional investments in selling, general and administrative expenses in 2010, including the addition of field sales representatives, marketing and IT personnel. In addition, we expect accounting, legal, compliance and other public company related costs to increase substantially following the completion of this offering.

Provision for doubtful accounts

Our provision for doubtful accounts increased $1.2 million or 25.8 percent to $6.0 million from $4.8 million for the six months ended June 30, 2009. The increase related to the acquisitions completed in 2010 and 2009. As a percentage of net revenue, the provision for doubtful accounts increased to 6.0 percent for the six month period ended June 30, 2010, from 5.6 percent for the same period in 2009.

We expect our consolidated provision for doubtful accounts of our existing businesses to range between 5.5 percent and 6.0 percent in future. The future provision for doubtful accounts could be positively or negatively impacted by the bad debt experience of future acquired laboratories.

Intangible asset amortization expense (Amortization)

Amortization expense for the six months ended June 30, 2010 increased to $7.9 million from $7.3 million for the six months ended June 30, 2009 related to increases in our amortizable intangible assets associated with the 2010 and 2009 acquisitions. We amortize our intangible assets over a weighted average lives ranging from 4 to 18 years.

Management fees

Management fees increased $0.2 million to $1.1 million for the six months ended June 30, 2010 compared to $0.9 million for the six months ended June 30, 2009. Management fees are based on 1.0 percent of net revenue plus expenses. The majority of the increase relates to the increase in our net revenues. Following the completion of this offering, we will not be obligated to pay management fees.

Acquisition and business development costs

On January 1, 2009, we adopted a new accounting standard related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). In connection with this adoption, during 2010 and 2009 we expensed $0.4 million and $0.2 million, respectively, of transaction costs associated with our completed acquisitions and business development costs related to our prospecting and unsuccessful acquisition activity.

Interest Expense

Interest expense for the six months ended June 30, 2010 decreased to $7.6 million from $9.6 million for the six months ended June 30, 2009, primarily due to lower effective interest rates. For the six months ended June 30, 2010 our average term loan balance was $213.5 million at an effective rate of 7.2 percent, compared to an average term loan balance of $217.2 million and an effective rate of 8.9 percent for the same period in 2009.

Provision for Income Taxes

Prior to the completion of this offering, we were a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, we were generally not subject to income taxes, and the income attributable to us was allocated to the members of Aurora Holdings in accordance with the terms of the Aurora Holdings LLC Agreement. We made tax distributions to the members in amounts designed to provide such members with sufficient cash to pay taxes on their allocated income. However, certain of our subsidiaries are structured as corporations and therefore are subject to federal and state income taxes. The provision for federal and state income taxes, for these subsidiaries, as reflected in our consolidated financial statements, was approximately $1.2 million and $.05 million for the six months ended June 30, 2010 and 2009, respectively. For the current year, we estimated our consolidated effective tax rate at approximately 54 percent.

Upon the completion of this offering and the Reorganization Merger, we expect our provision for income taxes to be more consistent with federal and state statutory rates, or 40 percent.

Write-off of deferred debt issue costs

On May 26, 2010, we entered into a new $335.0 million credit facility, which was used, in part, to refinance our prior credit facilities. In connection with the refinancing, we recorded a non-cash write-off of the remaining unamortized original issue discount, prepaid administration fees, and debt issue costs of approximately $4.5 million related to our prior credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Loss on extinguishment of debt

In connection with the refinancing of our credit facilities on May 26, 2010, we repaid all amounts outstanding under our prior credit facilities entered into during December 2007 and incurred a $2.3 million prepayment penalty.

Comparison of the Years Ended December 31, 2009 and 2008

Net Revenues

Net revenues increased $13.7 million or 8.7 percent to $171.6 million for the year ended December 31, 2009 from $157.9 million for the year ended December 31, 2008. Organic revenues increased $11.5 million or 7.7 percent from $150.2 million to $161.8 million, and the remaining increase of $2.2 million reflects the impact of the 2009 and 2008 acquisitions.

Organic accessions grew by approximately 64,000, or 4.5 percent, to approximately 1.5 million for the year ended December 31, 2009 from approximately 1.4 million for the year ended December 31, 2008. The organic volume growth resulted from the expansion of our sales force in late 2008 and early 2009. The average revenue per accession increased 3.0 percent from approximately $106 to approximately $109 resulting from a combination of an increase in reimbursement (price) and the ordering of additional tests for accessions related to cervical screenings.

Our pathology diagnostic testing services accounted for substantially all of our 2009 and 2008 revenues.

Cost of Services

Cost of services for the year ended December 31, 2009 increased $5.4 million or 8.1 percent to $71.8 million from $66.4 million for the year ended December 31, 2008. Cost of services related to our organic revenue grew 7.2 percent or $4.6 million, primarily related to our organic growth in accessions of 4.5 percent. The increase in our cost of services also included approximately $0.3 million related to start-up costs of our clinical lab in North Carolina. The clinical lab became operational in March 2010 and will complement our existing anatomic pathology services, specifically for the women’s health pathology market. The remaining increase in cost of services was $0.5 million related to the 2009 and 2008 acquisitions.

As a percentage of revenues, cost of services for both periods was approximately 42.0, percent resulting in a gross margin of approximately 58.0 percent for both periods. We currently anticipate our gross margin to decline slightly due to a combination of lower average revenue per accession and increased costs related to pathologist retention and replacement and higher costs and lower gross margins in our women’s health pathology services, including clinical tests. Cost of services and our related profit percentages may be positively or negatively impacted by the market, service mix and unit price dynamics of acquisitions completed in the future.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $3.7 million, or 11.0 percent, to $36.9 million for the year ended December 31, 2009 from $33.2 million for the year ended December 31, 2008. Of the total increase, $0.4 million related to the 2009 and 2008 acquisitions and $3.3 million related to our existing business. Of the total increase of $3.7 million, approximately $1.8 million relates to sales and marketing initiatives including the increase in the number of sales representatives and our introduction of doc2MD. In addition, our billing costs increased $0.6 million primarily related to the 2009 and 2008 acquisitions. For both periods billing costs were approximately 4.4 percent of net revenue.

Selling, general and administrative expenses, as a percent of net revenue, increased slightly to 21.5 percent from 21.0 percent for the year ended December 31, 2008. The primary reason for this increase was the expansion of sales and marketing activities in the year ended December 31, 2009. We expect to make additional investments in selling, general and administrative expenses in 2010, including the addition of additional field sales representatives, marketing and IT personnel. In addition, we expect accounting, legal, compliance and other public company related costs to increase substantially following the completion of this offering.

Provision for doubtful accounts

Our provision for doubtful accounts increased $1.5 million or 18.1 percent to $9.5 million from $8.0 million for the year ended December 31, 2008. Approximately $0.7 million relates to the increase in the total net revenue of $13.7 million. The remainder of the increase of $0.8 million related to the increase in the overall provision as a percent of net revenue to 5.5 percent from 5.1 percent for the year ended December 31, 2008. A major factor contributing to this increase was slower payment patterns in certain markets such as Michigan and an increase in our historical write-offs related to uncollectible accounts, primarily patient accounts.

We expect our consolidated provision for doubtful accounts of our existing businesses to range between 5.5 percent and 6.0 percent in future. The future provision for doubtful accounts could be positively or negatively impacted by the bad debt experience of future acquired laboratories.

Intangible asset amortization expense (Amortization)

Amortization expense for the year ended December 31, 2009 increased to $14.6 million from $14.3 million for the year ended December 31, 2008 related to increases in our amortizable intangible assets associated with the 2009 and 2008 acquisitions. We amortize our intangible assets over a weighted average lives ranging from 4 to 18 years.

Management fees

Management fees increased $0.2 million to $1.8 million for the year ended December 31, 2009 compared to $1.6 million for the year ended December 31, 2008. Management fees are based on 1.0 percent of net revenue plus expenses. The majority of the increase relates to the increase in our net revenues. Following the completion of this offering, we will not be obligated to pay management fees.

Impairment of goodwill and other intangible assets

For purposes of testing goodwill for impairment, each of our acquired practices is considered a separate reporting unit. To estimate the fair value of the reporting units, we utilize a discounted cash flow model as the primary approach to value supported by a market approach guideline public company method, or the GPC Method, which is used as a reasonableness test. We believe that a discounted cash flow analysis is the most appropriate methodology to test the recorded value of long-term assets with a demonstrated long-lived value. The results of the discounted cash flow provide reasonable estimates of the fair value of the reporting units because this approach is based on each respective unit’s actual results and reasonable estimates of future performance, and also takes into consideration a number of other factors deemed relevant by management, including but not limited to, expected future market revenue growth and operating profit margins. We have consistently used these approaches in determining the value of goodwill. We consider the GPC Method to be an adequate reasonableness test which utilizes market multiples of industry participants to corroborate the discounted cash flow analysis. We believe this methodology is consistent with the approach that any strategic market participant would utilize if they were to value one of our reporting units.

The following assumptions were made by management in determining the fair value of the reporting units and related intangibles as of September 30, 2009: (a) the discount rates ranged between 13.0 percent and 15.0 percent, based on relative size and perceived risk of the reporting unit; (b) an average compound annual growth rate of 7.5 percent during the five year forecast period; and (c) earnings before interest, taxes, depreciation, and amortization with an average reporting unit level margin of 38.9 percent. These assumptions are based on: (a) the actual historical performance of the reporting units and (b) management’s estimates of future performance of the reporting units.

We also consider the economic outlook for the health care services industry and various other factors during the testing process, including hospital and physician contract changes, local market developments, changes in third-party payor payments, and other publicly available information.

As of September 30, 2009, we tested goodwill and intangible assets for potential impairment and recorded a non-cash impairment charge of $8.0 million resulting from a write down of $6.6 million in the carrying value of goodwill and a write down of $1.4 million in the carrying value of other intangible assets. The write down of the goodwill and intangible assets related to one reporting unit. Regarding this reporting unit, we believe events occurred and circumstances changed that more likely than not reduced the fair value of the intangible assets and goodwill below their carrying amounts. These events during 2009 consisted primarily of the loss of significant customers present at the acquisition date, which adversely affected the current year and expected future revenues and operating profit of the reporting unit.

As of December 31, 2009, we had goodwill and net intangible assets of $386.4 million. Many factors, including competition, general economic conditions, health care reform, third party payment patterns and industry consolidation, could have a negative impact on one or more of our reporting units used in evaluating for impairment. Therefore, we may experience additional impairment charges in future periods.

Acquisition and business development costs

On January 1, 2009, we adopted a new accounting standard related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). In connection with this adoption, during 2009, we expensed $0.6 million of transaction costs associated with our completed acquisitions, which under the prior accounting would have been capitalized as part of the purchase price. In addition, we expensed $0.5 million of business development costs related to our prospecting and unsuccessful acquisition activity. Prior year amounts related to unsuccessful acquisitions and business development activities were reclassified to acquisition and business development costs from selling, general and administrative expenses for comparative purposes.

Equity based compensation expense

There was no equity based compensation expense recorded for the year ended December 31, 2009 because no equity awards were granted during 2009. The prior year amount of $1.2 million related to equity incentive awards granted in July 2008.

Interest Expense

Interest expense for the year ended December 31, 2009 decreased to $19.0 million from $21.6 million for the year ended December 31, 2008, partially due to lower outstanding borrowings under our previous term loan, as well as lower effective interest rates. During 2009, we paid down $8.2 million of our existing term loan facility. In addition, $125.0 million of the balance outstanding on the term loan facility had a fixed interest rate, through our interest rate swap, at an effective interest rate of 9.9 percent, while the remaining average balance of $88.2 million had interest based on a floating LIBOR rate. For the year ended December 31, 2009, the average 30 day LIBOR was 0.33 percent compared to 2.66 percent for the year ended December 31, 2008. Therefore, the majority of the reduction in interest expense related to the lower effective interest rate on our floating rate debt.

Other Income

Other income primarily consists of interest earned on our cash and cash equivalents.

Provision for Income Taxes

Prior to the completion of this offering, we were a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, we were generally not subject to income taxes and the income attributable to us was allocated to the members of Aurora Holdings in accordance with the terms of the Aurora Holdings LLC Agreement. We make tax distributions to the members in amounts designed to provide such members with sufficient cash to pay taxes on their allocated income. However, certain of our subsidiaries are structured as corporations, and therefore are subject to federal and state income taxes.

Upon the completion of this offering and the Restructuring Merger, we expect our provision for income taxes to be more consistent with federal and state statutory rates, or 40 percent.

Comparison of the Years Ended December 31, 2008 and 2007

Net Revenues

Net revenues increased $94.4 million or 148.8 percent to $157.9 million for the year ended December 31, 2008 from $63.5 million for the year ended December 31, 2007. Organic revenues increased $2.5 million or 11.3 percent from $22.4 million to $25.0 million and the remaining increase of $91.9 million related to the 2008 and 2007 acquisitions.

Our organic revenue growth of $2.5 million resulted from a 20.0 percent increase in the volume of accessions and a 7.2 percent decrease in the average revenue per accession. Organic accessions grew approximately 46,000 to approximately 274,000 accessions for the year ended December 31, 2009 compared to 228,000 for the year ended December 31, 2007. The organic volume growth resulted from the expansion of our sales force in late 2007 and 2008. The average organic unit price per accession decreased from $98 to $91 resulting from certain referring physicians converting from global billing to PC-only arrangements which have a lower average revenue per accession.

Our pathology diagnostic testing services accounted for substantially all of our 2008 and 2007 revenues.

Cost of Services

Cost of services for the year ended December 31, 2008 increased $38.9 million or 141.6 percent to $66.4 million from $27.5 million for the year ended December 31, 2007. Cost of services related to our organic revenue grew 22.1 percent or $2.1 million, primarily related to our organic accession growth of 20.0 percent. Our pathologist costs accounted for $1.0 million of the increase, which resulted primarily from the addition of a pathologist to service increased accession volume in certain growing markets and the replacement of two retiring pathologists with higher-cost pathologists. The remaining increase in cost of services of $36.8 million related to the 2008 and 2007 acquisitions.

As a percentage of revenues, cost of services was 42.1 percent for the year ended December 31, 2008 compared to 43.3 percent for the year ended December 31, 2007, resulting in an increase in gross margin from 57.0 percent to 58.0 percent between periods.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $18.0 million, or 118.8 percent, to $33.2 million for the year ended December 31, 2008 from $15.2 million for the comparable period in 2007. Of the total increase, $16.7 million related to the 2008 and 2007 acquisitions and $1.3 million related to our existing business.

Of the total increase of $18.0 million, approximately $4.0 million related to sales and marketing initiatives including the increase in the number of sales representatives. In addition, our billing costs increased $4.4 million as a result of higher revenues in 2008 and increased billing cost as a percentage of revenues. Billing costs were 4.4 percent and 4.0 percent of our net revenues for the year ended December 31, 2008 and 2007, respectively.

As a percent of net revenue, total selling, general and administrative expenses decreased to 21.0 percent from 23.9 percent in 2007.

Provision for doubtful accounts

Our provision for doubtful accounts increased $5.7 million or 238.0 percent to $8.0 million from $2.4 million for the year ended December 31, 2007. Approximately $3.5 million relates to the increase in the total net revenue of $94.4 million. The remainder of the increase of $2.2 million related to the increase in the overall provision as a percent of net revenue to 5.0 percent from 3.8 percent for the year ended December 31, 2007. A major factor contributing to this increase was the fact that the blended provision for doubtful accounts as a percent of revenue for the 2008 and 2007 acquisitions was higher than the base business due to their mix of services and geographic location in which they operate. This increased our blended company average in 2008.

Intangible asset amortization expense (Amortization)

Amortization expense for the year ended December 31, 2008 increased to $14.3 million from $5.7 million for the year ended December 31, 2007 due primarily to the amortization expense related to the identifiable intangible assets acquired in connection with the 2008 and 2007 acquisitions.

Management fees

Management fees increased $0.9 million to $1.6 million for the year ended December 31, 2008 compared to $0.6 million for the year ended December 31, 2007. The majority of the increase relates to the increase in our net revenues.

Acquisition and business development costs

We expensed $0.7 million and $0.4 million for 2008 and 2007, respectively, of business development costs related to our prospecting and unsuccessful acquisition activity. Prior year amounts related to unsuccessful acquisitions and business development activities were reclassified to acquisition and business development costs from selling, general and administrative expenses for comparative purposes.

Equity based compensation expense

During 2008, we adopted the New Plan to replace our original equity incentive plan. The New Plan provides awards of Aurora Holdings membership interest units. These interest units are designated as Class D-1, Class D-2 and Class D-2 membership interest units of Aurora Holdings. During 2008, the Company authorized and issued 4,000 D-1 units, 3,000 D-2 units and 3,000 D-3 units. All membership interest units issued in 2008 were fully vested as of December 31, 2008. Compensation expense of $1.2 million was recorded for these awards.

The fair value of each Aurora Holdings’ membership interest unit granted in 2008 was estimated using the following assumptions:

2008

Expected life	3 years
Volatility percentage	20.2%
Interest rate	3.1%
Dividends	—
Forfeiture rate	—

There were no Aurora Holdings’ membership units granted in 2007.

Interest Expense

Interest expense for the year ended December 31, 2008 increased to $21.6 million from $7.1 million for the year ended December 31, 2007, primarily due to higher outstanding balances under our previous term loan, resulting from borrowings related to our 2007 and 2008 acquisitions. During 2008, we paid down $7.8 million of our previous term loan facility. Our average outstanding interest bearing debt increased to $218.8 million during 2008 from $70.4 million in 2007.

Other Income

Other income primarily consists of primarily of interest earned on cash and cash equivalents.

Provision for Income Taxes

Prior to the completion of this offering, we were a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, we were generally not subject to income taxes and the income attributable to us was allocated to the members of Aurora Holdings in accordance with the terms of the Aurora Holdings LLC Agreement. We make tax distributions to the members in amounts designed to provide such members with sufficient cash to pay taxes on their allocated income. However, certain of our subsidiaries are structured as corporations, and therefore are subject to federal and state income taxes.

Upon the completion of this offering and the Reorganization Merger, we expect our provision for income taxes to be more consistent with federal and state statutory rates, or 40 percent.

Liquidity and Capital Resources

Since inception, we have primarily financed operations through capital contributions from our Principal Equityholders, long term debt financings and cash flow from operations. On May 26, 2010, we entered into credit facilities of $335.0 million with Barclays Bank PLC and certain other lenders. The new credit facilities include a 6 year $225.0 million senior secured first lien term loan credit facility and a $110.0 million senior secured revolving credit facility ($50.0 million of which became available upon the closing of our new credit facilities and $60.0 million of which will be available upon the completion of an offering of equity satisfying certain criteria under our credit agreement). Our new term loan facility bears interest, at our option, at a rate initially equal to the prime rate plus 3.25 percent per annum or LIBOR (subject to a floor of 2.00 percent) plus 4.25 percent per annum and requires principal repayments of approximately $0.6 million at the end of each quarter, from September 30, 2010 through March 31, 2016, with the balance of approximately $212.1 million due on May 26, 2016. As of June 30, 2010, we had $225.0 million and $5.0 million outstanding under the senior secured first lien term loan and revolving credit facility, respectively. Upon completion of this offering, we expect the size of our revolving credit facility to increase to $110.0 million. See “— Recent Developments.”

In connection with our new credit facilities, we repaid all amounts outstanding under the credit facilities we entered into in December 2007 with a syndicate of lenders. Our previous credit facilities provided for loan commitments of up to $255.0 million and for the lenders thereunder to provide financing for us to repay the outstanding balance of our former term loan facility, fund working capital and acquire certain businesses. Our previous credit facilities, which we entered in December 2007, included a revolver loan, not in excess of $5.0 million and term loans, with a first and second lien, not in excess of $165.0 million and $85.0 million, respectively.

For our previous credit facilities, the lenders’ unfunded term loan commitment expired on April 30, 2008. The funded, first lien term loan was subject to quarterly principal payments beginning on September 30, 2008 through September 30, 2012. Total principal paid for the years ended December 31, 2009 and 2008 and the six months ended June 30, 2010 was $8.2, $7.8 and $209.1 million, respectively, including mandatory and voluntary payments. All loans under our previous term loan facilities would have matured in December 2012. Our previous term loan facilities were collateralized by substantially all of our assets and guaranteed by all of our subsidiaries. For the revolver and first lien term loan, interest was at the prime rate plus 3.25 percent or LIBOR plus 4.25 percent. For the second lien term loan, interest was at the prime rate plus 6.75 percent or LIBOR plus 7.75 percent. Other principal payments on the previous term loans were due from time to time from annual excess cash flow and net cash proceeds from either the sale of assets or equity. The proceeds from our previous term loan facilities were used to refinance our former term loan facility and acquire two businesses in December 2007 and one business in March 2008.

On March 21, 2007, in conjunction with an acquisition transaction, we entered into a subordinated, unsecured contingent note with a prior owner of one of our acquired practices. The payment amount was determined by the practice’s cumulative EBITDA over a three-year period, with a minimum payment not to be less than $1.0 million and a maximum payment not to exceed $2.0 million. Payment amounts included a 5.5 percent interest rate factor, thus we recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5 percent. The original discount of $0.1 million was amortized into interest expense over the term of the contingent note using the interest method.

On April 30, 2007 in conjunction with an acquisition transaction, we entered into a subordinated, unsecured contingent note with prior owners of one of our acquired practices. The payment amount is determined by the practice’s cumulative EBITDA over a five-year period, with a minimum payment not to be less than $15.0 million and a maximum payment not to exceed $30.0 million. Payment amounts include a 5.5 percent interest rate factor, thus we recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5 percent. The original discount of $2.2 million will be amortized into interest expense over the term of the contingent note using the interest method.

On November 17, 2006, we entered into a subordinated, unsecured note payable with a prior owner of one of our acquired practices with the principal amount of $1.0 million to assist in the financing of an acquisition. The note had a three-year term and principal payments were due in equal quarterly installments of $0.08 million. Interest was paid quarterly at the prime rate.

Long-term debt consists of the following (in thousands):

	December 31,		June 30,
	2008	2009	2010

Term loan, first lien(1)	$140,766	$132,566	$—
Term loan, second lien(1)	76,534	76,534	—
Term loan, first lien(2)	—	—	225,000
Revolver loan(1)	1	—	—
Revolver loan(2)	—	—	5,000
Subordinated unsecured contingent note, dated March 21, 2007	614	316	—
Subordinated unsecured contingent note, dated April 30, 2007	10,481	8,072	8,072
Subordinated unsecured contingent note, dated November 17, 2006	320	—	—
Capital lease obligations	—	262	241

Less:	228,716	217,750	238,313
Original issue discount, net	(1,403)	(1,098)	(3,327)
Current portion	(10,010)	(11,596)	(11,962)

Long-term debt, net of current portion	$217,303	$205,056	$223,024

(1)	Reflects the previous credit facilities we entered into during December 2007 with a syndicate of lenders which were repaid using borrowings under our new credit facilities dated May 26, 2010.

(2)	Reflects the current credit facilities we entered into on May 26, 2010 with Barclays Bank PLC and certain other lenders.

As of June 30, 2010, future maturities of long-term debt are as follows (in thousands):

Years ending December 31,

2010, Remainder	$8,690
2011	4,988
2012	5,146
2013	2,314
2014	2,300
2015	2,250
Thereafter	212,625

$238,313

In connection with the majority of our acquisitions, we have agreed to pay additional consideration in future periods based upon the attainment of stipulated levels of operating earnings by each of the acquired entities, as defined in their respective agreements. Generally the contingent consideration is payable over periods ranging from 3 to 5 years. For all acquisitions prior to January 1, 2009, we do not accrue contingent consideration obligations prior to the attainment of the objectives, and the amount owed becomes fixed and determinable. For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, we paid contingent consideration related to acquisitions completed prior to 2009 of $1.9 million, $12.5 million, $12.7 million and $15.0 million, respectively. For acquisitions completed after January 1, 2009, we estimate the fair value of the contingent consideration and record a related liability on our balance sheet. As of June 30, 2010 we have recorded a $20.7 million liability related to the fair value of the contingent consideration related to our 2010 and 2009 acquisitions.

As of June 30, 2010, assuming the practices achieve the maximum level of stipulated operating earnings, as defined in the agreements, the maximum principal amount of contingent consideration payable over the next three to five years is approximately $123.7 million. A lesser amount will be paid for earnings below the maximum level of stipulated earnings, and no payments will be made if the practices do not achieve the minimum level of stipulated earnings as outlined in their respective agreements. Any such payments in the future for acquisitions completed prior to January 1, 2009 would be accounted for as additional purchase price and increase goodwill. For acquisitions completed during 2009 and 2010, future payments will be reflected in the change in the fair value of the contingent consideration.

As of June 30, 2010, we had $2.6 million in cash and cash equivalents deposited at high quality financial institutions. Our primary uses of cash are to fund our operations, service debt, including contingent notes, and acquire property and equipment. Cash used to fund our operations excludes the impact of non-cash items, such as the allowance for doubtful accounts, depreciation, and non-cash stock-based compensation, and is impacted by the timing of our payments of accounts payable and accrued expenses and collections of accounts receivable.

As of June 30, 2010, we had working capital, excluding deferred tax assets, current portion of long-term debt and current portion of fair value of contingent consideration of $15.9 million. We expect to continue to spend substantial amounts of capital to grow our business and acquire diagnostics businesses. We believe the net proceeds that we will receive from this offering, together with cash from operations and our current and future debt financing, will be sufficient to fund our capital requirements through 2012.

After the Reorganization Merger and the completion of this offering, we will enter into the Tax Receivable Agreement which will obligate Aurora Diagnostics, Inc. to pay our Principal Equityholders 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. from tax attributes.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors. We expect that future payments under the Tax Receivable Agreement in respect of tax attributes resulting from past acquisitions will amount to $           million, with an additional $           million related to actual payments under the Tax Receivable Agreement, for a total of $           million. Total payments under the

Tax Receivable Agreement are expected to range from approximately $           million to           million per year over the next 15 years. These amounts reflect only certain cash tax savings attributable to current tax attributes resulting from past acquisitions described above, as well as from payments under the Tax Receivable Agreement. Subject to certain exceptions, our debt agreements will restrict our ability to make payments under the Tax Receivable Agreement under some circumstances.

In connection with the Reorganization Merger, this offering and the related Tax Receivable Agreement, we recorded a deferred tax asset of $       million and a liability related to the Tax Receivable Agreement of $       million, which represents our obligations to our Principal Equityholders. The remaining 15% or $       million was recorded as an increase to additional paid in capital, a component of stockholders’ equity.

Cash flows from operating activities

Net cash provided by operating activities during the six months ended June 30, 2010 was $10.8 million compared to $17.3 million during the six months ended June 30, 2009. Net cash provided by operating activities for the six months ended June 30, 2010 reflected net income of $1.0 million, which included $9.6 million of depreciation and amortization, a $4.5 million write-off of deferred debt issue costs and a $2.3 million loss on extinguishment of debt. Net cash provided by operating activities for the six months ended June 30, 2010 also reflected an increase in net accounts receivable of $4.8 million and a $2.5 million decrease in accrued interest, which were partially offset by a $1.4 million increase in taxes payable. Net accounts receivable increased due to a billing conversion at one of our labs, which resulted in a delay in collections, and due to the withholding of payments by Medicare intermediaries for certain periods while legislative changes were put in place. As of June 30, 2010 our DSO (Days Sales Outstanding) was 40 days, which is up 6 days from 34 days as of December 31, 2009, primarily as a result of the factors above and billing delays at one of our 2010 acquisitions. Net cash provided by operating activities for the six months ended June 30, 2009 reflected net income of $9.3 million, which included $8.4 million of depreciation and amortization, an increase in net accounts receivable of $0.9 million, and a $0.7 million decrease in taxes payable.

Net cash provided by operating activities during the year ended December 31, 2009 was $36.4 million compared to $29.0 million during the year ended December 31, 2008. The increase related primarily to an increase in net income after giving effect to the non cash charge for the impairment of goodwill and intangible assets. As of December 31, 2009 our DSO averaged 34 days compared to 32 days in 2008.

Net cash provided by operating activities during the year ended December 31, 2008 was $29.0 million compared to $9.8 million during the year ended December 31, 2007. The increase related primarily to an increase in net income, adjusted for depreciation and amortization related to our 2007 and 2008 acquisitions. As of December 31, 2008 our DSO averaged 32 days compared to 39 days in 2007. Our DSO improved in 2008 as the result of a focused effort on improving our collection efforts at certain billing locations.

Cash flow used in investing activities

Net cash used in investing activities during the six months ended June 30, 2010 was $37.8 million compared to $10.9 million during the six months ended June 30, 2009. Net cash used in investing activities during the six months ended June 30, 2010 consisted of $1.9 million of purchases of property and equipment, $14.7 million for the payment of contingent notes and $21.2 million for our acquisition completed March 12, 2010, net of cash acquired. Contingent note payments were higher in the six months ended June 30, 2010 due to the timing of payments compared to the six months ended June 30, 2009. A number of the practices contingent note payments were determined and paid in the fourth quarter of 2008 as opposed to the first quarter of 2009.

Net cash used in investing activities during the year ended December 31, 2009 was $49.3 million compared to $46.3 million during the year ended December 31, 2008. Net cash used in investing activities during the year ended December 31, 2009 consisted of $3.0 million of purchases of property and equipment, $16.9 million for deposits (primarily for acquisitions completed January 1, 2010), $12.7 million for the payment of contingent notes and $16.7 million for acquisitions, net of cash acquired.

The purchases of equipment during 2009 primarily consist of $1.0 million related to computer equipment and software, $1.3 million related to laboratory equipment, and $0.7 million related to automobiles, furniture and leasehold improvements. The computer equipment and software primarily consisted of servers, desktops, laptops, and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of microscopes and other analysis equipment for our existing laboratories.

The increase in deposits relates to our payment on December 31, 2009 of approximately $17.0 million in cash to acquire 100 percent of the equity of two pathology practices. These acquisitions were consummated on January 1, 2010 and therefore included in deposits as of December 31, 2009.

In connection with the acquisitions, we have agreed to pay additional consideration in future periods based upon the attainment of stipulated levels of operating earnings by each of the acquired entities, as defined in their respective acquisition agreements. For all acquisitions prior to January 1, 2009, we do not accrue contingent consideration obligations prior to the attainment of the objectives, and the amount owed becomes fixed and determinable. For the year ended December 31, 2009, we paid contingent consideration of $12.7 million.

The majority of the cash used for acquisitions for the year ended December 31, 2009 related to our November 2009 acquisition of 100 percent of the equity of one pathology practice for an aggregate cash purchase price of $15.3 million. The cash portion of the purchase price was funded primarily with proceeds from the June 2009 issuance of Class A-1 membership interests.

Net cash used in investing activities was $46.3 million during the year ended December 31, 2008 compared to $303.5 million during the year ended December 31, 2007. Net cash used in investing activities during the year ended December 31, 2008 consisted of $2.7 million of purchases of property and equipment, $12.5 million for the payment of contingent notes and $31.0 million for acquisitions, net of cash acquired.

The purchases of equipment during 2008 primarily consist of $1.3 million related to computer equipment and software, $0.5 million related to laboratory equipment and $0.9 million related to furniture and leasehold improvements. The computer equipment and software primarily consisted of servers, desktops, laptops, and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of microscopes and other analysis equipment for our existing laboratories.

The majority of the cash used for acquisitions for the year ended December 31, 2008 related to our 2008 acquisition. During 2008, we acquired substantially all of the assets of one pathology practice, for an aggregate purchase price (including acquisition costs) of $27.3 million and additional consideration in the form of contingent notes. The purchase price was funded primarily with proceeds from capital calls on Aurora Holdings’ Class A, C, and X membership interests of $7.3 million and our previous term loan facility of $20.0 million.

The majority of the cash used for acquisitions for the year ended December 31, 2007 related to the acquisition of eight pathology practices for an aggregate cash purchase price of $306.1 million. The cash portion of the purchase price was funded primarily with contributions from members of Aurora Holdings and borrowings under our previous term loan facility of $115.3 million and $190.8 million, respectively.

Cash flows from financing activities

Net cash provided by financing activities for the six months ended June 30, 2010 was $2.1 million compared to $42.1 million for the six months ended June 30, 2009. For the six months ended June 30, 2010, we borrowed $225.0 million under our senior secured first lien term loan and $5.0 million under our new revolver. From these borrowings, we repaid all amounts outstanding under our previous term loan of $209.1 million. For the six months ended June 30, 2010, we paid approximately $13.8 million of deferred debt issue and public offering costs. For the six months ended June 30, 2009 we made mandatory repayments under our previous term loan of $3.6 million.

Net cash provided by financing activities for the year ended December 31, 2009 was $33.0 million compared to $16.0 million for the year ended December 31, 2008.

For the year ended December 31, 2009, we received proceeds of $50.3 million in connection with the issuance of 21,382 Aurora Holdings Class A-1 membership interests. In connection with the Class A-1 issuance, we incurred $3.1 million of costs which were recorded as a reduction in members’ equity. In addition, during 2009 we made repayments of $8.2 million and $3.0 million under our previous term loan facilities and subordinated notes payable, respectively. Also during 2009, in accordance with the Aurora Holdings LLC Agreement, we made tax distributions to certain members totaling $2.8 million.

Net cash provided by financing activities for the year ended December 31, 2008 was $16.0 million compared to $300.5 million for the year ended December 31, 2007. For the year ended December 31, 2008, we borrowed $22.1 million under our previous term loan facility of which $20.0 million, along with $7.3 million of contributions from members of Aurora Holdings, was used to complete the 2008 acquisition. In addition, during 2008 we made repayments of $7.8 million and $2.9 million under our previous term loan facilities and subordinated notes payable, respectively. Also during 2008, in accordance with the Aurora Holdings LLC Agreement, we made tax distributions to certain Aurora Holdings’ members totaling $0.4 million. During 2008, we paid $1.8 million of costs related to Aurora Holdings’ original member investments.

Contractual Obligations and Commitments

The following table sets forth our long-term contractual obligations and commitments as of June 30, 2010 (in thousands):

	Payments Due by Period
Contractual obligations	Remainder, 2010	2011	2012	2013	2014	After 2014	Total

Term loans	$1,125	$2,250	$2,250	$2,250	$2,250	$214,875	$225,000
Capital lease obligations	21	50	56	64	50	—	241
Estimated interest on term loans(1)	7,022	13,939	13,799	13,658	13,518	18,761	80,697
Subordinated unsecured contingent notes	2,545	2,688	2,839	—	—	—	8,072
Real estate leases	1,394	2,716	2,213	1,895	1,475	6,270	15,963

Total	$12,107	$21,643	$21,157	$17,867	$17,293	$239,906	$329,973

(1)	Estimated interest payments on our term loans was calculated using the current effective interest rates (LIBOR(subject to a floor of 2.00 percent), plus 4.25 percent per annum) multiplied by the outstanding balances as of June 30, 2010, less mandatory repayments, through their maturity dates.

After the Reorganization Merger and the completion of this offering, we will enter into the Tax Receivable Agreement which will obligate Aurora Diagnostics, Inc. to pay to our Principal Equityholders 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. from certain tax attributes. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”

From time to time, we may enter into contracts with suppliers, manufacturers, and other third parties under which we may be required to make minimum payments. The table above does not reflect any future obligations that may arise due to the establishment of additional laboratory facilities, including facility leasing costs, tenant improvements, and other facility startup and infrastructure costs.

Off Balance Sheet Arrangements

None.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. We have provided a description of all our significant accounting policies in Note 1 to our audited consolidated financial statements included in the back of this prospectus. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity.

Net Revenue and Accounts Receivable

Substantially all of our revenues consist of payments or reimbursements for specialized diagnostic services rendered to patients of our referring physicians. Our billings for services reimbursed by third-party payors, including Medicare, and patients are based on a company-generated fee schedule that is generally set at higher rates than our anticipated reimbursement rates. Our billings to physicians are billed based on negotiated fee schedules that set forth what we charge for our services. Reimbursement under Medicare for our services is subject to a Medicare physician fee schedule and, to a lesser degree, a clinical laboratory fee schedule, both of which are updated annually. Our billings to patients include co-insurance and deductibles as dictated by the patient’s insurance coverage. Billings for services provided to uninsured patients are based on our company-generated fee schedule. We do not have any capitated payment arrangements, which are arrangements under which we are paid a contracted per person rate regardless of the services we provide.

Our net revenues are recorded net of contractual allowances which represent the estimated differences between the amount billed and the estimated payment to be received from third party payors, including Medicare. Adjustments to the estimated contractual allowances, based on actual receipts from third-party payors, including Medicare, are recorded upon settlement. Our billing is currently processed through multiple systems. We have an ongoing process to evaluate and record our estimates for contractual allowances based on information obtained from each of these billing systems. This information includes aggregate historical billing and contractual adjustments, billings and contractual adjustments by payor class, accounts receivable by payor class, aging of accounts receivable, historical cash collections and related cash collection percentages by payor and/or aggregate cash collections compared to gross charges. In addition, we may take into account the terms and reimbursement rates of our larger third party payor contracts and allowables under government programs in determining our estimates.

The process for estimating the ultimate collection of accounts receivable associated with our services involves significant assumptions and judgment. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, accounts receivable aging and other relevant factors. The majority of our provision for doubtful accounts relates to our estimate of uncollectible amounts from patients who are uninsured and may fail to pay their coinsurance or deductible obligations. Changes in these factors in future periods could result in increases or decreases in our provision for doubtful accounts and impact our results of operations, financial position and cash flows.

The degree of information used in making our estimates varies based on the capabilities and information provided by each of our billing systems. Due to our multiple billing systems and the varying degree of billing information and system capabilities, the following should be noted regarding our estimates of allowances for contractual adjustments and doubtful accounts.

First, our billing systems are unable to quantify amounts pending approval from third parties. However, we generally operate in most markets as an in-network provider and we estimate that more than 85 percent of our diagnostic testing services are paid for by locally-focused in-network providers and as of June 30, 2010 our DSO (Days Sales Outstanding) averaged 40 days.

We also make our provisions for contractual adjustments based on our aggregate historical contractual write-off experience for a particular laboratory as recorded and reported in that laboratory’s billing system. This estimate is not done on a patient-by-patient or payor-by-payor basis. The actual aggregate contractual write-offs are recorded as a reduction in our allowance for contractual adjustments account in the period in which they occur. At the end of each accounting period, we analyze the adequacy of our allowance for contractual adjustments based on the information reported by our individual laboratories’ respective billing systems.

In addition, our current laboratory billing systems generally do not provide reports on contractual adjustments by date of service. Accordingly, we are unable to directly compare the aggregate estimated provision for contractual adjustments to the actual adjustments recorded in its various laboratory billing systems at the patient level. However, we do analyze the aggregate provision for contractual adjustments as a percentage of gross charges for each laboratory’s billing system compared to the last twelve months’ actual contractual writes-offs as a percentage of gross charges to determine that our estimated percentages are a reasonable basis for recording our periodic provisions for contractual adjustments.

Further, in determining the provision of doubtful accounts, we analyze the historical write-off percentages for each of our laboratories as recorded in our billing systems. We record an estimated provision for doubtful accounts for each accounting period based on our historical experience ratios. Actual charge-offs reduce our allowance for doubtful accounts in the period in which they occur. At each balance sheet date, we evaluate the adequacy of our allowance for doubtful accounts based on the information provided by the billing system for each of our laboratories. In conducting this evaluation, we consider, if available, the aging and payor mix of our accounts receivables.

Finally, in order to assess the reasonableness of the periodic estimates for the provision for contractual adjustments and doubtful accounts, we compare our actual historical contractual write-off percentages and our bad debt write-off percentages to the estimates recorded for each of our laboratories. In addition, at the end of each accounting period, we evaluate the adequacy of our contractual and bad debt allowances based on the information reported by the billing system for each of our laboratories to ensure that our reserves are adequate on a consolidated basis.

As of June 30, 2010, for each 1.0 percent change in our estimate for the allowance for contractual adjustments, net revenue could increase or decrease approximately $0.6 million. As of June 30, 2010, for each 1.0 percent change in our estimate for the allowance for doubtful accounts, our provision for doubtful accounts could increase or decrease $0.3 million.

Annual Impairment Testing of Goodwill and Intangibles

Goodwill is our single largest asset. We evaluate the recoverability and measure the potential impairment of our goodwill annually. The annual impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. For purposes of testing goodwill for impairment, each of our acquired practices is considered a separate reporting unit. To estimate the fair value of the reporting units, we utilize a discounted cash flow model as the primary approach to value supported by a market approach guideline public company method, or the GPC Method, which is used as a reasonableness test. We believe that a discounted cash flow analysis is the most appropriate methodology to test the recorded value of long-term assets with a demonstrated long-lived value. The results of the discounted cash flow provide reasonable estimates of the fair value of the reporting units because this approach is based on each respective unit’s actual results and reasonable estimates of future performance, and also takes into consideration a number of other factors deemed relevant by management, including but not limited to, expected future market revenue growth and operating profit margins. We have consistently used these approaches in determining the value of goodwill. We consider the GPC Method as an adequate reasonableness test which utilizes market multiples of industry participants to corroborate the discounted cash flow analysis. We believe this methodology is consistent with the approach that any strategic market participant would utilize if they were to value one of our reporting units.

The first step of the goodwill impairment process screens for potential impairment and the second step measures the amount of the impairment, if any. Our estimate of fair value considers (i) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (ii) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare our estimate of fair value for the reporting unit to the book value of the reporting unit. If the book value is greater than our estimate of fair value, we would then proceed to the second step to measure the impairment, if any. The second step compares the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess.

On a quarterly basis, we perform a review of our business to determine if events or changes in circumstances have occurred which could have a material adverse effect on our fair value and the fair value of our goodwill. If such events or changes in circumstances were deemed to have occurred, we would perform an impairment test of goodwill as of the end of the quarter, consistent with the annual impairment test performed on September 30, and record any noted impairment loss.

The following assumptions were made by management in determining the fair value of the reporting units and related intangibles as of September 30, 2009: (a) the discount rates ranged between 13.0 percent and 15.0 percent, based on relative size and perceived risk of the reporting unit; (b) an average compound annual growth rate of 7.5 percent during the five year forecast period; and (c) earnings before interest, taxes, depreciation, and amortization, with an average reporting unit level margin of 38.9 percent. These assumptions are based on (a) the actual historical performance of the reporting units and (b) management’s estimates of future performance of the reporting units.

We also consider the economic outlook for the healthcare services industry and various other factors during the testing process, including hospital and physician contract changes, local market developments, changes in third-party payor payments, and other publicly available information.

Intangible assets, acquired as the result of a business combination, are recognized at fair value, as an asset apart from goodwill if the asset arises from contractual or other legal rights, or if it is separable. Intangible assets, principally representing the fair value of customer relationships, health care facility agreements and non-competition agreements acquired, are capitalized and amortized on the straight-line method over their expected useful life, which generally ranges from 4 to 18 years.

We recognize impairment losses for intangible assets when events or changes in circumstances indicate the carrying amount may not be recoverable. We continually assesses whether an impairment in the carrying value of the intangible assets has occurred. If the undiscounted future cash flows over the remaining amortization period of an intangible asset indicate the value assigned to the intangible asset may not be recoverable, we reduce the carrying value of the intangible asset. We would determine the amount of any such impairment by comparing anticipated discounted future cash flows from acquired businesses with the carrying value of the related assets. In performing this analysis, we consider such factors as current results, trends and future prospects, in addition to other relevant factors.

As of September 30, 2009, we tested goodwill and intangible assets for potential impairment and recorded a non-cash impairment expense of $8.0 million resulting from a write down of $6.6 million in the carrying value of goodwill and a write down of $1.4 million in the carrying value of intangible assets. The write down of the goodwill and intangible assets related to one reporting unit. Regarding this reporting unit, we believe events occurred and circumstances changed that more likely than not reduced the fair value of the intangible assets and goodwill below their carrying amounts. These events during 2009 consisted primarily of the loss of significant customers present at the acquisition date, which adversely affected the current year and expected future revenues and operating profit of the reporting unit.

Quantitative and Qualitative Disclosures about Market Risk

We maintain our cash balances at high quality financial institutions. The balances in our accounts may periodically exceed amounts insured by the Federal Deposit Insurance Corporation, of up to $250,000 at December 31, 2009 and 2008. We do not believe we are exposed to any significant credit risk and have not experienced any losses.

Our primary exposure to market risk is interest expense sensitivity due to changes in the underlying prime rate or LIBOR which determines the all in cost of our interest expense on our previous term loan facilities. As of December 31, 2009, we had an interest rate swap agreement that expired January 10, 2010. Therefore subsequent to that date the majority of our debt will be variable rate debt and our earnings could be impacted by changes in variable interest rates. We do not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. We plan to periodically review our exposure to interest rate fluctuations and access strategies to manage our exposure.

Recent Accounting Pronouncements

On January 1, 2009, we adopted a new accounting standard issued by the FASB related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). Among the significant changes, this standard requires a redefining of the measurement date of a business combination, expensing direct transaction costs as incurred, capitalizing in-process research and development costs as an intangible asset and recording a liability for contingent consideration at the measurement date with subsequent re-measurements recorded in the results of operations. This standard also requires costs for business restructuring and exit activities related to the acquired company to be included in the post-combination financial results of operations and also provides new guidance for the recognition and measurement of contingent assets and liabilities in a business combination. In addition, this standard requires several new disclosures, including the reasons for the business combination, the factors that contribute to the recognition of goodwill, the amount of acquisition related third-party expenses incurred, the nature and amount of contingent consideration, and a discussion of pre-existing relationships between the parties. The application of this standard was material for business combinations completed in 2009. The standard is likely to have a significant effect on the way we allocate the purchase price of certain future business combinations, including the recognition and measurement of assets acquired and liabilities assumed and the expensing of direct transaction costs and costs to integrate the acquired business.

On January 1, 2009, we adopted a new accounting standard issued by the FASB related to the disclosure of derivative instruments and hedging activities. This standard expanded the disclosure requirements about an entity’s derivative financial instruments and hedging activities, including qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

Effective June 30, 2009, we adopted a newly issued accounting standard related to accounting for and disclosure of subsequent events in our consolidated financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires us to disclose that we have evaluated subsequent events through the date of the filing or issue date. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification, or ASC. The ASC has become the single source of non-governmental accounting principles generally accepted in the United States of America, or GAAP, recognized by the FASB in the preparation of financial statements. We adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on our financial position, results of operations or cash flows.

In June 2009, the FASB issued new accounting guidance on when an entity should be included in consolidated financial statements. The new guidance amends the evaluation criteria to identify the primary beneficiary of a variable interest entity, or VIE, and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity-method investments, and collaboration arrangements. The guidance is applicable to all new and existing VIEs. This standard is effective for us as of January 1, 2010 and we do not expect the impact of its adoption to be material to our consolidated financial statements.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements. Among these amendments, entities will be required to provide enhanced disclosures about transfers into and out of the Level 1(fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the new standard is effective for us for interim and annual reporting periods beginning after December 31, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for us for interim and annual reporting periods beginning after December 31, 2010. We do not expect that the adoption of this new standard will have a material impact on our consolidated financial statements.

INDUSTRY

Our Market

The U.S. diagnostic testing industry had revenues of approximately $55 billion in 2008 and grew at a rate of 7 percent compounded annually from 2000 to 2008, according to the Washington G-2 Report.

Testing Markets

The markets within the broader diagnostic testing industry are defined as anatomic pathology, clinical pathology, and gene based and other esoteric testing. Anatomic pathology represents our core focus and, in 2009, we derived approximately 94 percent of our revenues from anatomic pathology services, approximately 5 percent of our revenues from clinical pathology services and approximately 1 percent of our revenues from gene based and other esoteric testing.

•	Anatomic Pathology. Anatomic pathology services involve the diagnosis of cancer and other medical conditions through the examination of tissues (histology) and the analysis of cells (cytology). Volume is measured by the number of accessions, or the number of patient cases, where each accession may then include multiple specimens. Generally, the anatomic pathology process involves the preparation of slides by trained histotechnologists or cytotechnologists and the review of those slides by anatomic pathologists. Although anatomic pathologists do not treat patients, they establish a definitive diagnosis and may also consult with the referring physician. The anatomic pathology market was $13 billion, or 24 percent, of 2008 total diagnostic testing industry revenues according to the Laboratory Economics Report with $7.6 billion derived from the outpatient anatomic pathology channel. Generally, anatomic pathology services command higher reimbursement rates, on a per specimen basis, than clinical pathology services. According to the Washington G-2 Report the anatomic pathology market has expanded more rapidly than the overall industry, with revenues growing 4.8 percent on a compound annual basis between 2006 and 2009, compared to 4.5 percent for the rest of the industry. Excluding growth in esoteric testing, the remainder of the industry grew at a compound annual rate of only 0.1 percent over the same period.

•	Clinical Pathology. Clinical pathology services generally involve chemical testing and analysis of body fluids using standardized laboratory tests. These tests usually do not require the expertise of a pathologist and are frequently routine, automated and performed by large national or regional clinical laboratory companies and hospital laboratories. This is the largest diagnostic testing market representing $34 billion, or 62 percent, of 2008 total industry revenues according to the Laboratory Economics Report. The clinical pathology market grew at a rate of 0.2 percent compounded annually from 2006 to 2008, according to the Washington G-2 Report. Quest Diagnostics Incorporated and Laboratory Corporation of America are the largest providers to the clinical laboratory market.

•	Gene-Based and Other Esoteric Testing. Esoteric testing services typically involve unique and complex genetic and molecular diagnostics performed by skilled personnel using sophisticated instruments. As a result, the esoteric testing market is dominated by a limited number of commercial laboratories. Compound annual growth rate for the total esoteric testing market was 19.5 percent from 2006 to 2008, according to the Washington G-2 Report. We believe the esoteric testing market will continue to demonstrate the fastest growth of any market in the U.S. diagnostic testing industry.

The following chart depicts the relative and total size of the U.S. laboratory testing markets in 2008:

2008 U.S. Laboratory Testing Markets

Source: Washington G-2 Report

Patient Channels

The anatomic pathology market on which we focus includes both inpatient and outpatient channels. We are primarily focused on the non-hospital outpatient channel of the anatomic pathology market.

•	Outpatient Channel. The outpatient channel of the anatomic pathology market involves diagnostic testing performed on tissues and cells of patients who do not reside in a medical facility during their diagnosis and treatment. The outpatient channel is divided into the hospital outpatient channel, which involves patients diagnosed and treated at hospitals on an outpatient basis, and the non-hospital outpatient channel, which involves patients diagnosed and treated at medical facilities other than hospitals on an outpatient basis. The non-hospital outpatient channel is the largest component of the anatomic pathology market and has grown more rapidly than other channels. This channel accounted for $7.6 billion, or 57 percent, of anatomic pathology revenues for the year ended December 31, 2008, representing 10 percent growth according to the Laboratory Economics Report, and is expected to grow at a higher rate than the overall industry from 2008 to 2012. The hospital outpatient channel accounted for $1.9 billion, or 15 percent, of anatomic pathology revenues, representing 4 percent growth in 2008.

•	Inpatient Channel. The inpatient channel of the anatomic pathology market involves diagnostic testing performed on tissues and cells of patients who reside in a hospital during their diagnosis and treatment. Typically, the hospital operates its own clinical and histology laboratories, but contracts on an exclusive basis with an independent pathology group. In 2008, according to the Laboratory Economics Report, the hospital inpatient channel accounted for $3.7 billion, or 28 percent, of the anatomic pathology revenues.

The following chart depicts the relative and total size of the outpatient and inpatient channels in 2008:

2008 Anatomic Pathology Laboratory Testing by Channel

Total: $13 billion

Source: Laboratory Economics Report

Anatomic Pathology Subspecialties

The non-hospital outpatient channel of the anatomic pathology market also includes a number of subspecialties, including primarily women’s health pathology, urologic pathology and dermatopathology. All three of these subspecialty testing areas are among our core competencies, and we derived approximately 80 percent of our revenues, in aggregate, from these three subspecialties in 2009.

•	Women’s Health Pathology. The women’s health pathology subspecialty, which includes gynecological pathology and cytopathology, principally involves diagnostic tests performed on samples such as Pap smears and cervical biopsies that are primarily provided by referring physicians in the obstetrics and gynecology areas. In 2008, according to the Laboratory Economics Report, the women’s health pathology subspecialty accounted for $2.6 billion, or 34 percent, of the broader non-hospital outpatient channel. In particular, the cervical cancer screening market in the U.S. has tripled over the past 10 years to $2 billion in 2008, driven by the adoption of more expensive monolayer liquid-based testing technologies, favorable changes in Medicare reimbursement and the introduction of DNA-based human papillomavirus testing for indeterminate Pap tests. From 1998 to 2007, monolayer technology grew from 10 percent to 92 percent of the women’s health pathology subspecialty, according to the Washington G-2 Report.

•	Urologic Pathology. The urologic pathology subspecialty involves diagnostic tests performed on tissue specimens such as prostate biopsies that are provided by referring physicians in the urology area. In particular, the prostate cancer screening market is large and growing and in 2008, according to the Laboratory Economics Report, represented $1.7 billion, or 22 percent, of the broader non-hospital outpatient channel.

•	Dermatopathology. The dermatopathology subspecialty primarily involves diagnostic tests performed on samples such as skin biopsies that are primarily provided by referring physicians in the dermatology or plastic surgery areas. In 2008, according to the Laboratory Economics Report, dermatopathology accounted for $1 billion, or 13 percent, of the broader non-hospital outpatient channel, and the number of new skin cancer cases grew 15 percent between 2007 and 2009, according to the Laboratory Economics Report.

•	Other. The non-hospital outpatient channel includes other subspecialty areas such as gastrointestinal pathology, which involves diagnostic tests performed on samples such as endoscopic biopsies that are primarily provided by gastroenterologists, and hematopathology, which involves diagnostic tests performed on samples such as blood, bone marrow and lymph node biopsies that are primarily provided by referring physicians in the hematology and oncology areas. In 2008, according to the Laboratory Economics Report, these other subspecialties accounted for $2.3 billion, or 30 percent, in aggregate, of the broader non-hospital outpatient channel.

The following chart depicts the relative and total size of the U.S. non-hospital outpatient anatomic pathology subspecialty testing markets in 2008:

Anatomic Pathology Outpatient Subspecialties

Source: Laboratory Economics Report

Our Opportunity

We believe that demand for diagnostic services in the non-hospital outpatient channel of the anatomic pathology market, including those in the women’s health pathology, urologic pathology and dermatopathology subspecialties, will continue to expand.

Aging of the U.S. population

The number of individuals 65-years-old and older will increase to 55 million, or by 36 percent, over the next decade, a percentage rate that is nearly four times faster than that of the overall population, according to the U.S. Census Bureau Report. According to the American Cancer Society Report, the risk of being diagnosed with cancer increases as individuals age, with an estimated 52 percent of all new cancer cases diagnosed in persons 65-years-old and older in 2009.

Increasing Incidence of Cancer

The number of new cancer cases per year grew by 2 percent between 2007 and 2009 to approximately 1.5 million new cases according to the American Cancer Society Report. Within that total growth, new skin cancer cases per year grew by 15 percent between 2007 and 2009, representing the highest percentage increase among all diagnosed cancer types and the largest number of new cases per year of any type of cancer. With a high cure rate of greater than 99 percent for certain types of skin cancer, according to American Academy of Dermatology, the benefits of preventive skin cancer screening are significant. Screening for cervical cancer within the women’s health pathology subspecialty grew at a 12 percent compounded annual rate between 1998 and 2008, and we expect continued innovation in testing techniques to drive continued rapid growth. Cancers that can be prevented or detected earlier by screening account for approximately half of new cancer cases per year. In 2008, approximately $228 billion was spent in the U.S. for the diagnosis and treatment of cancer, including $93 billion for direct medical costs.

Expanding Demand for Non-Hospital Outpatient Services

The non-hospital outpatient channel of the anatomic pathology market is expected to continue growing at a higher percentage rate than the overall industry, principally driven by patient preference and the cost-effectiveness of outpatient treatment settings like ambulatory surgery centers compared to inpatient hospital-based services. In the year ended December 31, 2008, the number of outpatient surgical procedures represented 62 percent of all surgical procedures performed in the U.S., as compared to 17 percent in 1980, according to the AHA Reports.

Medical Advancements Allowing for Earlier Diagnosis and Treatment of Disease

Physicians are increasingly relying on diagnostic testing to help identify the risk of disease, to detect the symptoms of disease earlier, to aid in the choice of therapeutic regimen, to monitor patient compliance and to evaluate treatment results. We believe physicians, patients and payors increasingly recognize the value of diagnostic testing as a means to improve health and reduce the overall cost of health care through early detection.

Nursing Home and Home Health Markets

We believe that the aging of the U.S. population is a natural driver for the demand for long-term care facilities and home health and that clinical laboratory testing is a critical service offered by nursing homes. According to the Washington G-2 Report, this market has grown from $168.7 billion in 2005 to $198.5 billion in 2008, and projected growth is estimated at 6.0 percent.

BUSINESS

Overview

We are a specialized diagnostics company providing services that play a key role in the diagnosis of cancer and other diseases. Our experienced pathologists deliver comprehensive diagnostic reports of a patient’s condition and consult frequently with referring physicians to help determine the appropriate treatment. Our diagnostic reports often enable the early detection of disease, allowing referring physicians to make informed and timely treatment decisions that improve their patients’ health in a cost-effective manner.

We are a leading specialized diagnostics company in terms of revenues, focused on the anatomic pathology market. We are well-positioned in the higher-growth subspecialties of anatomic pathology, with a leading market position in dermatopathology and in the women’s health pathology subspecialty, and a growing market position in urologic pathology, hematopathology and general surgical pathology. Our strengths in anatomic pathology are complemented by our specialized clinical and molecular diagnostics offerings, which enable us to provide a broad selection of diagnostic services to our referring physicians, our primary clients.

Approximately 100 percent of our consolidated net revenue for each of the years ended December 31, 2007, 2008 and 2009 resulted from physicians providing diagnostic services to our clients. The majority of our revenues in 2009 were derived from physicians providing diagnostic services in the non-hospital outpatient channel of the anatomic pathology market, which in 2008 was one of the fastest-growing and largest channels of that market. We also maintain 37 exclusive contracts with hospitals under which we provide inpatient and outpatient professional anatomic pathology services. We also provide medical director services and, for some hospitals, technical slide preparation services.

Our business model builds upon the expertise of our experienced pathologists to provide seamless, reliable and comprehensive pathology and molecular diagnostics offerings to referring physicians. We typically have established, long-standing relationships with our referring physicians as a result of focused localized delivery of diagnostic services, personalized responses and frequent consultations, and flexible information technology, or IT, solutions that are customizable to our clients’ needs. Our IT and communications platform enables us to deliver diagnostic reports to our clients generally within 24 hours of specimen receipt, helping to improve patient care. In addition, our IT platform enables us to closely track and monitor volume trends from referring physicians.

The success of our business model and the value of our specialized diagnostic service offering are reflected in our significant growth allowing us to reach $171.6 million in annual revenues in 2009. Through a combination of organic growth and strategic acquisitions, we have achieved a scale allowing us to provide diagnostic services to the patients of our approximately 10,000 referring physicians, generating approximately 1.6 million accessions in 2009. With 20 primary laboratories across the United States, we have achieved a national footprint and a leading presence in our local markets upon which we are continuing to build a more integrated and larger-scale diagnostics company.

Our Competitive Strengths

We believe that we are distinguished by the following competitive strengths:

•	Leading Market Position in Higher-Growth Subspecialties of Expanding Industry. We are a leading specialized diagnostics company, focused on the faster-growing non-hospital outpatient channel within the anatomic pathology market with leading market positions in two of the three higher-growth subspecialties of the market: dermatopathology and women’s health pathology.

•	Locally-Focused Business Model with National Scale. Our business model centers on achieving significant local market share, which yields operating efficiencies and national scale when consolidated across all of our operations. The diagnostic services we provide are designed specifically to meet the needs of the local markets we serve. Our national infrastructure enables us to more efficiently manage our operations, improve productivity and deliver a more extensive menu of diagnostic services to our local clients. As a result of our strong local presence and high-quality diagnostic services, we have established significant loyalty with referring physicians and key payors in our local markets. In 2009, we derived more than 85 percent of our revenues from locally-focused, in-network payor contracts.

•	Experienced, Specialized Pathologists Focused on Client Service. We believe our pathologists have long-standing client relationships and provide high-quality service within their respective local communities. Over one-third of our pathologists are specialized in dermatopathology, with the remainder focused on women’s health pathology, urologic pathology, hematopathology and general surgical pathology. This alignment of our pathologists’ specialties with those of the referring physicians is critical to our ability to retain existing and attract new clients. Our clinical expertise and frequent interactions with clients on patient diagnoses enables us to establish effective consultative and long-term relationships with referring physicians.

•	Professional Sales, Marketing and Client Service Team. We maintain a sales, marketing and client service team of over 100 professionals who are highly-trained and organized by subspecialty to better meet the needs of our referring physicians and their patients. Our sales representatives are incentivized through compensation plans to not only secure new physician clients, but also to maintain and enhance relationships with existing physician clients. As a result, they have enabled us to expand our geographic market presence to 30 states and increase market penetration and market share in our local markets.

•	Proprietary IT Solutions. Delivery of clinical information is essential to our business and a critical aspect of the differentiated service that we provide to our clients. We have developed scalable IT solutions that maximize the flexibility, ease-of-use and speed of delivery of our diagnostic reports, which has enabled us to rapidly grow our accession volume and meet the increasing physician demand for our diagnostic services. We also monitor referral patterns on a daily basis using our IT infrastructure, which allows us to respond quickly to referring physicians through our sales and marketing teams. We achieved this through the development of a proprietary suite of IT solutions called ConnectDX that is compatible with most electronic medical record, or EMR, systems. ConnectDX incorporates customized interface solutions, low cost and efficient printer capabilities, compliant web portal capacities, and proprietary software, all resulting in efficient and reliable onsite client connections.

•	Proven Acquisition, Integration and Development Capabilities. We have significant expertise and a proven track record of identifying, acquiring and integrating pathology practices into our diagnostic laboratory network. Our management team successfully expanded our operations through the acquisition of 17 anatomic pathology laboratories and one clinical laboratory and through the development of two de novo diagnostic laboratories. We have improved the performance of the laboratories we have acquired by applying our standard operating procedures, enhancing sales and marketing capabilities, implementing our IT platform and realizing efficiencies from our national operations and management. We believe our operational platform, expertise and value proposition enable us to capitalize on the considerable consolidation opportunities in the highly-fragmented anatomic pathology market.

•	Experienced Senior Leadership. Our senior management team has approximately 80 years of combined experience in the health care industry, including senior management positions with leading diagnostic companies including AmeriPath, DIANON Systems and Laboratory Corporation of America, and, collectively, have successfully completed over 65 acquisitions and built a number of de novo specialized diagnostic laboratories. We believe that our management’s strong reputation, extensive network of industry relationships and experience in building and growing successful companies in the industry help us to drive operating performance, hire and retain talented pathologists and other employees and attract acquisition candidates.

Our Business Strategy

We intend to achieve growth by pursuing the following strategies:

•	Continue to Drive Market Penetration through Sales and Marketing. We plan to drive organic growth through our professional sales and marketing organization. Our 70-person sales and marketing team provides us with broad coverage to augment and further penetrate existing physician relationships and to develop new referral relationships. We plan to strategically add sales professionals to laboratories in markets that will most benefit from enhanced outreach, increasing our presence in existing and new markets.

•	Leverage our IT Platform to Increase Operating Efficiencies. We believe our IT platform will allow us to gain market share in our existing subspecialties by improving productivity and reducing turnaround times. We have recently introduced an IT solution called doc2MD, a leading EMR system for dermatology practices for which we have an exclusive, long-term license. We intend to continue to develop our internal IT operations into a better-integrated diagnostic platform, which will improve national coordination and provide real time visibility into key performance metrics. In addition, we plan to continue to introduce innovative IT solutions, interface capabilities and market-specific IT solutions that enhance our value proposition to referring physicians.

•	Expand through Targeted Acquisitions. We plan to identify and acquire leading laboratories to augment our organic growth, broaden our geographic presence and enhance our service offering. We intend to continue to build our business and enhance our reputation as a preferred acquiror for independent laboratories. We believe that our recognizable identity and strong reputation make us a preferred partner for independent laboratories.

•	Expand Diagnostic Services Capabilities. We intend to expand our services in the areas of clinical and molecular diagnostics to complement our existing anatomic pathology businesses. We believe we can leverage our depth of experience and physician relationships to sell these new diagnostic services in conjunction with our existing testing services as a comprehensive offering. As a “one-stop” diagnostic services provider, we would not only better serve our current clients, but also position ourselves to attract new business under a more diverse service model.

•	Develop De Novo Diagnostics Laboratories. We plan to continue to selectively develop diagnostic laboratories on a de novo basis, as we have done in certain markets, to expand our market presence, broaden our service offering and leverage the capabilities of our existing laboratories and pathologists.

•	Expand Contracts with Hospitals in Target Markets. We intend to continue to develop additional contracts with hospitals in target markets as part of a broader strategy to strengthen and grow our outpatient business and expand our local market share.

•	Further Expand into Growing Long-Term Care Market. We have a growing presence providing clinical diagnostic services to the long-term care markets in Central and Northern Florida. We intend to expand this regional coverage into the large South Florida market and replicate our success in other states with growing long-term care markets. We believe that our IT solutions, and our ability to meet the rapid service requirements for the long term care market, provide us with a significant competitive advantage in these markets.

Our Services

Anatomic pathology typically requires a pathologist to make a specific diagnosis. Anatomic pathologists are medical doctors who specialize in the study of disease. Anatomic pathologists do not treat patients, but rather assist other physicians in determining the correct diagnosis of their patient’s ailments. A pathologist’s diagnosis represents a critical factor in determining a patient’s future care. In addition, anatomic pathologists may consult with attending physicians regarding treatment plans. In these capacities, the anatomic pathologist often serves as the “physician’s physician,” thereby creating long-term relationships.

Anatomic pathologists perform their duties in laboratories, including independent free-standing local laboratories, hospital laboratories, regional and national laboratories, in ambulatory surgery centers and in a variety of other settings. Referring physicians take specimens from patients, and those specimens are transported to a laboratory by courier or an overnight delivery service. Once received at the laboratory, a specimen is processed and mounted onto a slide by laboratory technologists for examination by a pathologist. Once the pathologist examines a specimen, the pathologist typically records the results of testing performed in the form of a report to be transmitted to the referring physician. Since specimens are transportable and technology facilitates communication, samples can be diagnosed by a pathologist from a remote location. Therefore, pathologists are generally not needed

“on-site” to make a diagnosis. This enhances utilization of available capacity in outpatient and inpatient laboratories and allows the practice to service a wider geographic area.

An anatomic pathologist must have an understanding of a broad range of medicine. An anatomic pathologist may perform diagnostic testing services for a number of subspecialty testing markets such as dermatopathology, urologic pathology, women’s health pathology, gastrointestinal pathology, hematopathology or surgical pathology. While physical examination or radiology procedures may suggest a diagnosis for many diseases, the definitive diagnosis is generally established by the anatomic pathologist.

Sales and Marketing; Client Service

The selection of a pathologist to perform diagnostic testing services is primarily made by individual referring physicians. We maintain a sales and marketing team of 63 professionals who are highly-trained and organized by subspecialty to better meet the needs of our referring physicians. We have designed our compensation structure to incentivize our sales representatives to not only secure new physician clients, but also to maintain and enhance relationships with existing physician clients. As a result, our sales and marketing team has enabled us to expand our geographic market presence to 30 states by leveraging our extensive offering of diagnostic services across our markets.

We currently focus our marketing and sales efforts primarily on dermatologists, urologists and gynecologists, as well as gastroenterologists, hematologists and oncologists and their office staff. The physicians on which our marketing and sales efforts are focused include both non-hospital-based and hospital-based physicians. Our sales representatives concentrate on a geographic area based on the number of existing clients and client prospects, which we identify using several national physician databases that provide physician address information, patient demographic information and other data.

At the beginning of a new client relationship, one of our sales representatives visits a prospective physician client and describes in detail our differentiated service offerings, focusing on our experienced pathologists, local presence, rapid turn-around times, comprehensive diagnostic reports, client service and IT solutions. Our sales representatives focus on the specialties offered by their respective divisions, which allows them not only to discuss our specialized diagnostic services, but also to describe diagnostic developments and new products and technologies in their practice areas.

We also maintain a client service team of over 40 professionals who are highly-trained and organized by subspecialty. Our dedicated client service team provides ongoing support to our clients and, in particular, the office staff of our referring physicians. Our client service team enables us to augment the long-standing relationships between our pathologists and their clients to maintain a more stable base of referrals. These service teams provide our clients with a personal, knowledgeable and consistent point of contact within our company. Client service team members coordinate the provision of services, ensure testing supplies are replenished, answer administrative and billing questions, and resolve service issues. We believe these additional client contacts greatly enhance client satisfaction and strengthen overall client relationships.

Once a client relationship is established, our sales representatives and client service team provide frequent follow-up sales and service calls to ensure we are continuing to meet physician needs and expectations and to explore other opportunities for the physician to use our diagnostic services. For example, once a client relationship is established, our sales representatives and client service team frequently contact the client to track testing volume and monitor satisfaction. In addition, our sales representatives and client service team frequently conduct client surveys, and our pathologists dialogue with clients to develop relationships and identify areas in which our relationships and service levels may be improved or expanded. We believe that the frequency of these sales calls allows our sales representatives and client service team to build and enhance strong relationships with our clients, helping us to better understand their needs and develop new service offerings.

We currently focus our marketing and sales efforts by subspecialty. Our representatives are extensively trained in the specific subspecialty they service and they are knowledgeable about our test offerings and new diagnostic technologies available in the market by subspecialty. This provides additional value to our physician clients and staff, as our representatives become a resource to our client’s practice. Our product offerings which have been developed to meet the unique needs of each subspecialty are branded under the following names:

•	DermDX (dermatopathology services for the dermatology market);

•	WomensDX (Womens Health Services for the OB/GYN market);

•	UroDX (for the Urology market);

•	GastroDX (for the Gastroenterology market);

•	HemaDX (for the Hematology and Oncology market);

•	TreatmentDX (drug treatment market); and

•	CareDX (long term and assisted care markets).

The offerings provide a comprehensive test menu so each physician specialist can order the best test available to make a accurate diagnosis and appropriate treatment decisions.

While our product offerings are expanding to include additional subspecialties, three subspecialties, dermatopathology, urology and women’s health pathology, accounted for approximately 80 percent of our revenues, in the aggregate, in 2009. Additionally, dermatopathology accounted for approximately 47 percent of our revenue in 2009. Our operational, marketing and sales efforts are, in general, organized and focused on subspecialties. Our financial and billing systems, however, limit our ability to monitor and precisely report historical revenues by subspecialty. As we continue to integrate our acquired laboratories, we intend to build additional capacity into our reporting systems so that we may more closely identify and follow developing trends across subspecialties.

Relationships with Referring Physicians and Third-Party Payors

Substantially all of our revenues consist of payments or reimbursements for specialized diagnostic services rendered to referring physicians.

Our referring physicians, whom we refer to as our clients, are our primary customers. See “— Our Services.” We received patient referrals from over 10,000 physicians during 2009. No single or small group of our clients accounted for a number of referrals in 2009 that was material to us. Accordingly, we are not dependant on any single or small group of our clients for referrals, revenues or otherwise. We receive referrals at the discretion of our clients and our clients are under no obligation to make referrals to us. Furthermore, we generally have no contractual or other formalized legal arrangements with our clients.

We receive most of our revenues in the form of reimbursement from third-party payors. While third-party payors are not our clients or customers, our contractual arrangements with third-party payors generate most of our revenues. Accordingly, such arrangements are, in aggregate, material to us.

For the year ended December 31, 2009, based on cash collections, we derived approximately 61 percent of our revenues from private insurance, including managed care organizations and other healthcare insurance providers. See “— Billing and Reimbursement — Reimbursement.” For the year ended December 31, 2009, none of these sources accounted for more than 10 percent of our revenues for the same period. While our reimbursements from private insurance sources are material to our business in the aggregate, we do not consider any individual private insurance source to be material to us.

We generally receive reimbursements from private third-party payors on a laboratory-by-laboratory basis. Our laboratories typically enter contracts with third-party payors that provide for us to be reimbursed at agreed-upon rates based on the services we perform. Our laboratories’ contracts with private insurers are typically subject to termination by the insurers for cause, including, among other things, upon our laboratories’ exclusion from government payor programs, and, in some cases, without cause. The insurers under such contracts typically have a right to change the applicable reimbursement rates we receive under the contract. In cases where our laboratories do not have contracts with particular private third-party payors, we receive reimbursements for services we perform at rates and on terms applicable to such payors’ out-of-network providers.

For the year ended December 31, 2009, based on cash collections, we derived approximately 25 percent of our revenues from government payor programs including Medicare and Medicaid. Accordingly, reimbursements from government payor programs are material to our business. This makes our business dependent on our ability to participate in the government programs and on the reimbursement rates we receive under such programs. See “— Billing and Reimbursement — Reimbursement.”

We generally receive reimbursements from government third-party payors on a laboratory-by-laboratory basis. Our laboratories typically enter contracts with government third-party payors that provide for us to be reimbursed at applicable rates based on the services we perform and other factors. Our laboratories’ contracts with governmental payors are typically subject to termination by the government for cause, and our governmental payors have a right to change the applicable reimbursement rates we receive under the contract.

Competition

The anatomic pathology market is highly competitive. Competition in our industry is based on several factors, including price, clinical expertise, quality of service, client relationships, breadth of testing menu, speed of turnaround of test results, reporting and IT systems, reputation in the medical community and ability to employ qualified personnel. Our competitors include local and regional pathology groups, national laboratories, hospital-based pathology groups and specialty physician groups.

•	Local and Regional Pathology Groups. Local and regional pathology groups typically provide a relatively narrow menu of test services to community physicians and, in certain cases, to hospital-based pathologists.

•	National Laboratory Companies. National laboratories typically offer a full suite of tests for a variety of medical professionals, including general practitioners, hospitals and pathologists. National laboratories have identified anatomic pathology as a focus area for future growth and will continue to be a competitive challenge going forward.

•	Hospital Pathologists. Pathologists working in hospitals typically provide most of the diagnostic services required for hospital in-patients and, sometimes, hospital outpatients. Hospital pathologists act as medical directors for the hospital’s clinical and histology laboratories. Typically, hospital pathologists provide these services to hospitals under exclusive and long-term contractual arrangements.

•	Specialty Physician Groups. An increasing number of specialty physician groups (urologists and gastroenterologists in particular) are building their own laboratories and in-sourcing pathology services. This trend represents a significant source of competition, and it could impact the anatomic pathology landscape in the future. According to the Laboratory Economics Report, at least 500 specialty physician groups have set up laboratories between 2005 and 2009.

The anatomic pathology market remains highly-fragmented, with the two largest clinical laboratory companies accounting for only 14 percent of annual revenues for the market in 2008. We are one of approximately ten similarly-sized anatomic pathology companies (in terms of revenues) that comprised, in aggregate, approximately 14 percent of annual revenues for the market in 2008. The remaining 72 percent of annual revenues for the market was comprised of over 13,000 pathologists and numerous specialized testing companies that offer a relatively narrow menu of diagnostic services. In 2008, approximately 70 percent of pathologists licensed in the U.S. were in private practices according to the Washington G-2 Report. There is an evolving trend among pathologists to form larger practices to provide a broader range of outpatient and inpatient services and enhance the utilization of the practices’ pathologists. We believe this trend can be attributed to several factors, including cost containment pressures by governmental and other third-party payors, increased competition, managed care and the increased costs and complexities associated with operating a medical practice. Moreover, given the current trends of increasing outpatient services, outsourcing and the consolidation of hospitals, pathologists are seeking to align themselves with larger practices that can assist providers in the evolving health care environment. Larger practices can offer pathologists certain advantages, such as obtaining and negotiating contracts with hospitals and other providers, managed care providers and national clinical laboratories; marketing and selling of professional services; providing continuing education and career advancement opportunities; making available a broad range of specialists with whom to consult; providing access to capital and business and management experience; establishing and implementing more efficient and cost effective billing and collection procedures; and expanding the practice’s geographic coverage area. Each of these factors support the pathologists in the efficient management of the complex and time-consuming non-medical aspects of their practice. As a result, we believe that there are substantial consolidation opportunities in the anatomic pathology market as smaller pathology providers seek access to the resources of diagnostics companies with a more comprehensive selection of services for referring physicians.

Seasonality

Our business is affected by seasonal trends and generally declines during the winter months, the year-end holiday period and other major holidays. Adverse weather conditions can also influence our business.

Quality Assurance

We consider the quality of our diagnostic services to be of critical importance, and we have established a comprehensive quality assurance program for our laboratories designed to drive accurate and timely test results and to ensure the consistent high quality of our testing services. In addition to the compulsory proficiency programs and external inspections required by the Centers for Medicare & Medicaid Services, or CMS, and other regulatory agencies, we have developed a variety of internal systems and procedures to emphasize, monitor, and continuously improve the quality of our operations.

We also participate in numerous externally-administered quality surveillance programs, and our laboratories are accredited by the College of American Pathologists, or CAP. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis and that has been accredited by CMS to inspect laboratories to determine adherence to the CLIA standards. The CAP accreditation program involves both unannounced on-site inspections of our laboratories and our participation in CAP’s ongoing proficiency testing program. A laboratory’s receipt of accreditation by CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source, one of Medicare’s primary requirements for reimbursement eligibility.

Information Systems

We are focused on implementing IT systems that streamline internal operations and provide customized IT solutions to meet the needs of our clients. We offer our IT solutions primarily through the proprietary system ConnectDx and increasingly through the doc2MD system for which we have an exclusive, long-term license.

We developed ConnectDx, a customizable application platform to provide a gateway for delivering and printing our reports and communicating with many of our clients. A number of our IT solutions provide an immediate impact to referring physicians and their offices. The most common connectivity tools include:

•	Electronic interfaces;

•	Client EMR interfacing;

•	Internet report delivery (web portal);

•	Printed reports;

•	Patient education document;

•	Auto fax;

•	Patient data from clients office system requisitions;

•	Color remote printing hardware; and

•	Secure remote printing software.

Electronic interfaces provide a means through which we and our clients can share data efficiently and accurately. These customized interfaces can transfer patient information like demographics, requisitions and diagnostic results between our IT system and the IT system of our referring physicians. It takes us an average of eight weeks to build and implement a new interface tailored to the client, whereas it may take our competitors up to eight months to implement a standard interface.

Two key elements that we believe differentiate ConnectDx from our competitors’ electronic interfaces are the relative speed with which we can create and implement customized solutions for clients and the reduced overhead costs associated with doing so. Since ConnectDx was created to accommodate flexibility, customizations such as delivering reports to specified client system directories or printing multiple copies of reports at physician offices during particular times each day are easy to implement. This functional flexibility is achieved with relatively low cost to us as a result of our IT solution’s layered and adaptable design. We expect the number of ConnectDx installations to grow and provide additional value to our customers. We plan to expand the products offered through ConnectDx to include utilization and patient education reports as well as practice-specific solutions.

We recently acquired an exclusive, long-term license to doc2MD, an EMR and practice management software that was specifically designed for dermatology practices, and we have begun installing this software at select client locations. We believe that the doc2MD software is a simple, cost-effective program that allows dermatologists to quickly and accurately document patient encounters. During 2009, we conducted a market test for doc2MD with a number of our dermatology practices and received positive feedback. We believe that doc2MD will provide us with the platform to drive our organic growth in the dermatopathology space, further enabling us to maintain stable relationships with existing dermatology clients and build relationships with new dermatology clients.

Most of our IT solutions are implemented on a laboratory by laboratory basis in connection with our efforts to integrate acquired laboratories. We have developed, and will continue to develop, faster integration times of our laboratory information system, or LIS, offering. After an acquisition, we generally transition our acquired laboratories to a common accounting system and software package for financial processing and reporting within 60 days of closing. Generally, the LIS and billing platforms of our acquired laboratories, as well as all their day-to-day laboratory operations, continue to operate as they did pre-acquisition. We bill for our services using the existing billing systems of the acquired laboratories or, in some locations, we use an outsourced vendor to provide billing services.

A significant benefit for acquired laboratories is the linkage of data between our central database and our laboratories via a private network. Information feeds from our laboratory systems to our centralized backend database tally accession details, client delivery products, practice management interfacing and sales data. Daily sales volumes are monitored and can be categorized by channel including product line, or territory. The centralized client contact system’s ability to alert sales representatives to changes in client trends within a single day further enables our sales and client service teams to monitor existing client retention and grow our client base.

Corporate Structure

We derive our revenues from our laboratory practices, which we own either directly through our wholly owned subsidiaries or through contractual arrangements with our affiliated practices. The manner in which we acquire and operate a particular practice is determined primarily by the corporate practice of medicine restrictions of the state in which the practice is located and other applicable regulations. We exercise diligence and care in structuring our practices and arrangements with providers in an effort to comply with applicable federal and state laws and regulations, and we believe that our current practices and arrangements do comply in all material respects with applicable laws and regulations. However, due to uncertainties in the law, there can be no assurance that our practices and arrangements would be deemed to be in compliance with applicable laws and regulations, and any noncompliance could result in a material adverse effect on us. See “— Government Regulation.”

In 2009, we derived 68% of our revenues from our affiliated practices. Through our contractual arrangements described below, our Board of Directors and management formulate strategies and policies which are implemented locally on a day-to-day basis by each of our affiliated practices. The following descriptions of our contractual arrangements with our affiliated practices are only summaries, which do not contain all of the information that may be important to you. For additional information, you should refer to the forms of our management and nominee agreements, copies of which have been filed with the SEC as exhibits to our registration statement.

We have entered into long-term management agreements with each of our eleven affiliated practices, which are located in Michigan, Minnesota, Nevada, Texas, North Carolina, South Carolina, Florida and Georgia. Pursuant to these management agreements, we manage and control the non-medical functions of our affiliated practices, including:

•	recruiting, training, employing and managing the technical and support staff;

•	developing and equipping laboratory facilities;

•	establishing and maintaining courier services to transport specimens;

•	negotiating and maintaining contracts with hospitals, managed care organizations and other payors;

•	providing financial reporting and administration, clerical, purchasing, payroll, billing and collection, information systems, sales and marketing, risk management, employee benefits, legal, tax and accounting services; and

•	monitoring compliance with applicable laws and regulations.

Accordingly, our management agreements effectively give us total control over the operations of our affiliated practices, except with respect to decisions involving the medical judgment of our affiliated practices’ physicians. We do not control the medical diagnoses, medical treatments or other activities involving exercise medical judgment by our affiliated practices’ physicians.

From an operational standpoint, we typically prepare an annual operating plan for each of our affiliated practices pursuant to which the practice’s capital and operating budgets, scope and pricing of services, staffing and compensation of employees, support services, billing and collection procedures, patient acceptance policies and procedures, quality assurance and utilization assessment programs, compliance policies and risk management programs, and financial and strategic growth planning are established.

The scope of services for each affiliated practice is established in connection with the preparation of the practice’s annual operating plan, which we establish in consultation with and with the assistance of the practice’s laboratory director, who implements the practice’s operating plan and performs such other duties or requirements assigned by us.

The compensation of each affiliated practice’s licensed medical professionals is a component of the respective practice’s annual operating plan, which we prepare with the practice’s laboratory director as set forth above. The practice’s policies with respect to the retention of employees are also established by us and the practice’s laboratory director, provided that additional affiliated practice professionals may only be retained with our consent.

Each of our management agreements has an initial term of 50 years and cannot be terminated by our affiliated practice without cause. We receive a management fee from each of our affiliated practices for the services we provide pursuant to the management agreements. For nine of our affiliated practices, our management fee is equal to the practice’s net revenue less its expenses, which include physician salaries and other professional expenses. For the remaining two affiliated practices, our management fee is determined annually based on our estimate of each practice’s demand for management services during the upcoming year. For these practices, we may adjust the fee in the event that the services we provided were greater or less than the services that were anticipated. Subject to the requirements of applicable law, the adjustment of our management fees is entirely at our discretion.

We bear the economic risk associated with our affiliated practices. Under the provisions of our management agreements, we are generally obligated to pay all expenses of our affiliated practices expenses, including any management fees, a portion of corporate overhead or other costs. We must absorb all losses of our affiliated practice entities. We are not entitled to recover, from the affiliated practices’ nominee owners, physicians or other parties, any losses incurred by our affiliated practices.

In addition, we have entered into contractual arrangements with the licensed physicians that own our affiliated practices. These contractual arrangements, which consist of nominee agreements and non-alienation agreements, govern the ownership of our affiliated practices by our physicians. These physicians may not vote or transfer their ownership interests in our affiliated practices or distribute or encumber the assets of our affiliated practices without our prior authorization. In addition, we have the irrevocable and unconditional right to cause the physicians to transfer their ownership interests in our affiliated practices to our designee for nominal consideration. Through these contractual arrangements, we maintain controlling voting and financial interests in our affiliated practices. Each of our affiliated practices is owned by physicians pursuant to these agreements with the exception of our laboratory in Nevada, where our affiliated practice is owned by a trust of which one of our wholly owned subsidiaries is the sole beneficiary.

We have acquired four practices in Michigan and one practice in Texas, where the corporate practice of medicine is restricted by state law. In each case, we entered into a nominee agreement with one of the selling physicians, pursuant to which such physician holds the practice’s equity interest as our designated nominee on our behalf. We also, either directly or through one of our wholly owned subsidiaries, entered into a long-term management agreement on the terms described above with each of the affiliated practices, pursuant to which we manage and control the non-medical functions of the practices.

In Florida and Georgia, which do not prohibit the corporate practice of medicine, we, through our wholly owned subsidiaries, directly purchased substantially all of the assets of one practice in each state, including the fixed assets, customer lists, contract rights and goodwill and other intangibles of each practice. In each case, after consummation of the acquisitions, we determined to enter into a non-alienation agreement with the shareholders of each professional entity from which we previously purchased assets, pursuant to which we acquired controlling voting and financial interests in the professional entities on terms substantially the same as our nominee agreements in Michigan and Texas. We also, through our wholly owned subsidiaries, entered into a long-term management agreement with each affiliated practice on terms substantially the same as our management agreements in Michigan and Texas.

We have also acquired one practice in each of North Carolina, South Carolina and Minnesota, each of which restricts the corporate practice of medicine. In each case, we, through a wholly owned subsidiary, directly acquired the laboratory. Because we cannot directly employ physicians in these states, in each case the selling physicians formed a de novo physician group that employs our pathologists. Similar to our contractual arrangements with our affiliated practices in Michigan and Texas, we entered into nominee agreements with the physicians who hold the equity interests in the physician groups on our behalf, and we entered into long-term management agreements with the physician groups. In addition, each laboratory that we acquired entered into a long-term services agreement with the physician group, pursuant to which the physician group provides professional pathology services to our laboratory on an exclusive basis. Each of our services agreements has an initial term of 50 years and cannot be terminated by the physician group without cause. Under these services agreements, we pay each physician group a service fee approximately equal to the compensation and professional expenses attributable to our pathologists employed by the group.

In Nevada, where the corporate practice of medicine is restricted, we acquired all of the common stock of our affiliated practice through a trust. We, through one of our wholly owned subsidiaries, are the sole beneficiary of the trust and receive all income from the trust. We generally have the right, at our sole discretion, to replace the trustees, withdraw assets from the trust, modify the terms of the trust agreement, or terminate the trust and direct the trustee to distribute the income and any asset from the trust. No assets of the trust can be sold or otherwise disposed of without our consent. In addition, we entered into a long-term management agreement with our affiliated practice that is owned directly by the trust. This agreement is substantially the same as our management agreements in other states.

In addition to the foregoing affiliated practices, in Alabama, which does not prohibit the corporate practice of medicine, we, through a wholly owned subsidiary, directly acquired a laboratory. Although we can directly employ physicians in Alabama, we contract with an unaffiliated de novo entity formed by the selling physicians that employs our pathologists. Similar to our practices in North Carolina, South Carolina and Minnesota, our laboratory entered into a long-term services agreement with the unaffiliated physician group, pursuant to which the physician group provides professional pathology services to our laboratory on an exclusive basis. In contrast to our practices in North Carolina, South Carolina and Minnesota, however, we did not enter into a nominee or management agreement with the physician group. While we do not have a controlling voting or financial interest in the physician group, we have the right to consult with the physician group regarding business decisions and to approve or disapprove the retention or discharge of all employees by the physician group. The services agreement has an initial term of 25 years and cannot be terminated by the physician group without cause. We currently pay the physician group a base service fee and a bonus calculated as a percentage of our laboratory’s earnings.

Our affiliated practice entities are included in the consolidated financial statements of Aurora Holdings. See “Summary Historical and Pro Forma Consolidated Financial and Operating Data,” “Unaudited Pro Forma Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements in the back of this prospectus.

Contracts and Relationships with Providers

We employ our pathologists, control the practice entities that employ our pathologists or contract with pathologists on an independent contractor basis to provide diagnostic services in our laboratories. While we exercise legal control over our practices, we do not exercise control over, or otherwise influence, the medical judgment or professional decisions of any pathologist associated with our practices.

Our pathologist employment agreements typically have terms of between 3 and 5 years and generally can be terminated by either party without cause upon between 90 and 180 days notice. Our pathologists generally receive a base compensation, health and welfare benefits generally available to our employees and, in some cases, annual performance bonuses. Our pathologists are required to hold a valid license to practice medicine in the jurisdiction in which they practice. We are responsible for billing patients, physicians and payors for services rendered by our pathologists. Most of our pathologist employment agreements contain restrictive covenants, including non-competition, non-solicitation and confidentiality covenants.

Our business is dependent on the recruitment and retention of pathologists, particularly those with subspecialties like dermatopathology. While we have generally been able to recruit and retain pathologists in the past, no assurance can be given that we will be able to continue to do so successfully or on terms similar to our current arrangements. The relationship between our pathologists and their respective local medical communities is important to the operation and continued profitability of our practices. In the event that a significant number of pathologists terminate their relationships with us or become unable or unwilling to continue their employment, our business could be materially harmed.

We manage and control all of the non-medical functions of our practices. We are not licensed to practice medicine. The practice of medicine is conducted solely by the physicians in our practices.

Billing and Reimbursement

Billing

Billing for diagnostic services is generally highly complex. Laboratories must bill various payors, such as private insurance companies, managed care companies, governmental payors such as Medicare and Medicaid, physicians, hospitals and employer groups, each of which may have different billing requirements. Additionally, the audit requirements we must meet to ensure compliance with applicable laws and regulations, as well as our internal compliance policies and procedures, add further complexity to the billing process. Other factors that complicate billing include:

•	variability in coverage and information requirements among various payors;

•	missing, incomplete or inaccurate billing information provided by ordering physicians;

•	billings to payors with whom we do not have contracts;

•	disputes with payors as to which party is responsible for payment; and

•	disputes with payors as to the appropriate level of reimbursement.

Billing for diagnostic services in connection with governmental payor programs is subject to numerous federal and state regulations and other requirements, resulting in additional costs to us. These additional costs include those related to:

•	variability in coverage and information requirements among various payors;

•	increased complexity in our billing due to the additional procedures and processes required by governmental payor programs;

•	training and education of our employees and customers;

•	compliance and legal costs; and

•	costs related to, among other factors, medical necessity denials and the absence of advance beneficiary notices.

Reimbursement

Depending on the billing arrangement and applicable law, the party that reimburses us for our services may be:

•	a third party who provides coverage to the patient, such as an insurance company, managed care organization or a governmental payor program;

•	the physician or other authorized party (such as a hospital or another laboratory) who ordered the testing service or otherwise referred the services to us; or

•	the patient.

For the year ended December 31, 2009, we derived approximately 61 percent of our revenues from private insurance, including managed care organizations and other healthcare insurance providers, 25 percent from governmental payor programs and 14 percent from other sources.

In 2009, approximately 22 percent of our annual revenues were derived from the Medicare program, which is overseen by CMS. Because a large percentage of our revenues are derived from the Medicare program, the Medicare coverage and reimbursement rules are significant to our operations. Reimbursement under the Medicare program for the diagnostic services that we offer is subject to either the national Medicare clinical laboratory fee schedule or the national Medicare physician fee schedule, each of which is subject to geographic adjustments and is updated annually. The physician fee schedule is designed to set compensation rates for those medical services provided to Medicare beneficiaries that require a degree of physician supervision. Clinical diagnostic laboratory tests furnished to non-hospital patients are paid according to the clinical laboratory fee schedule.

Most of the services that we provide are anatomic pathology services, which are reimbursed separately under the Medicare physician fee schedule, and beneficiaries are responsible for applicable coinsurance and deductible amounts. The physician fee schedule is based on assigned relative value units for each procedure or service, and an annually determined conversion factor is applied to the relative value units to calculate the reimbursement. The Sustainable Growth Rate formula used to calculate the fee schedule conversion factor resulted in significant decreases in payment levels in recent years, including a decrease in physician fee schedule payments for 2010 of approximately 21 percent. On December 19, 2009, the President signed into law a provision that delayed the cut for two months until March 1, 2010. The reimbursement cut was subsequently delayed again until at least November 30, 2010. It is not clear when, or if, the cut will be enacted and, if so, for how long the cut will be effective.

Future decreases in the Medicare physician fee schedule are possible unless the U.S. Congress acts to change the Sustainable Growth Rate formula used to calculate the fee schedule payment amounts or continues to mandate freezes or increases each year. Because the vast majority of our diagnostic services currently are reimbursed under the physician fee schedule, changes to the physician fee schedule could result in a greater impact on our revenues than changes to the Medicare clinical laboratory fee schedule.

The clinical laboratory fee schedule assigns amounts to specific procedure billing codes, and each Medicare contractor jurisdiction has a fee schedule that establishes the price for each specific laboratory billing code. In addition, Medicare also sets a cap on the amount that it will pay for any individual test. Currently, this cap, usually referred to as the National Limitation Amount, or NLA, is set at a percentage of the median of all the contractor fee schedule amounts for each test code. In the past, the U.S. Congress has frequently lowered the percentage of the median used to calculate the NLA in order to achieve budget savings. Currently, the NLA ceiling is set at 74 percent of the medians for established tests and 100 percent of the median for certain new tests that were not previously reimbursed. In billing Medicare for clinical laboratory services, we are required to accept, as payment in full, the lowest of our actual charge, the fee schedule amount for the state or local geographical area, or the NLA.

Because we must accept Medicare payment for clinical laboratory services as payment in full, Medicare beneficiaries have no coinsurance or deductible amount for clinical laboratory services, although they do for anatomic pathology services. However, on several occasions, in recent years, the U.S. Congress has considered also imposing a 20 percent coinsurance on clinical laboratory fees, which would require us to bill patients for their portion of these services. To date, the U.S. Congress has never enacted such a provision. However, because of the relatively low payment for many clinical laboratory tests, the cost of billing and collecting for these services would often exceed the amount actually received from the patient. Therefore, the imposition of such a requirement by the U.S. Congress would have the effect of increasing our costs of billing and collecting.

The federal Social Security Act establishes that these clinical laboratory fee schedule amounts are to be increased annually based on the Consumer Price Index for All Urban Consumers, or the CPI-U, as of June 30 for the previous 12-month period. The U.S. Congress has frequently legislated that the CPI-U increase not be implemented. For instance, the U.S. Congress eliminated the CPI-U update through 2008 in the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA. For 2009, the CPI-U update would have been 5.0 percent. However, the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, mandated a 0.5 percent cut to the CPI-U for years 2009 through 2013. Accordingly, the update for 2009 was reduced to 4.5 percent. Because of the falling CPI-U and the 0.5 percent mandatory reduction, the clinical laboratory fee schedule update for 2010 was a reduction of 1.9 percent.

The U.S. Congress recently passed, and the President recently signed into law, comprehensive health care reform legislation that consisted of the PPACA and the HCEARA. This legislation imposed additional cuts on the Medicare reimbursement for clinical laboratories and repealed the 0.5 percent cut that was enacted by MIPPA and replaced it with a “productivity adjustment” that will reduce the update in payments for clinical laboratory tests by between 1.1 and 1.4 percent. In addition, this legislation includes a 1.75 percent reduction in reimbursement rates for clinical laboratories for the years 2011 through 2015.

The payment amounts under the Medicare clinical laboratory fee schedule are important not only for our reimbursement under Medicare, but also because the schedule often establishes the payment amounts set by other third party payors. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for clinical laboratory services furnished to Medicaid recipients.

The MMA required CMS to conduct a competitive bidding demonstration project for clinical laboratory tests, with some exclusions, to determine whether competitive bidding could be used to provide laboratory services at reduced cost to Medicare, while continuing to maintain quality and access to care. Anatomic physician services were not, however, covered by the demonstration. The initial demonstration project in the San Diego — Carlsbad — San Marcos, California area was scheduled to begin on July 1, 2008. However, the demonstration project was enjoined by an April 2008 preliminary injunction in a lawsuit filed by laboratory plaintiffs against the Secretary HHS, and the demonstration was later repealed in July 2008 by the U.S. Congress under MIPPA. The court denied the government’s request to dismiss the lawsuit as moot and the parties have now settled the case. Despite the repeal of the demonstration project, the U.S. Congress could revisit competitive bidding for clinical laboratory services in light of the current Administration’s efforts to reform the healthcare system and generate healthcare savings. If competitive bidding for clinical laboratory services is implemented at a future time, we could be precluded from billing the Medicare program for certain clinical laboratory services furnished to Medicare beneficiaries if we are not a winning bidder, or, as part of the competitive bidding process, we could be required to offer reduced payment amounts in order to participate in the arrangement.

When we provide clinical diagnostic laboratory services to patients who reside in skilled nursing facilities, we must comply with special billing rules for Medicare. For skilled nursing facilities patients who are covered by Part A of Medicare, which typically applies to patients who have been discharged from a hospital into the skilled nursing facility, we must bill, and be paid by, the skilled nursing facility itself. For other Medicare patients, covered by Part B, we must bill Medicare directly for the testing services requested. Because skilled nursing facilities sometimes move between Part A and Part B coverage, billing appropriately for these services may be complex and time-consuming.

Government Regulation

The services that we provide are heavily regulated by both federal and state governmental authorities. Failure to comply with the applicable regulations can subject us to significant civil and criminal penalties, loss of license, or the requirement that we repay amounts previously paid to us. The significant areas of regulation are set out below.

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

As a diagnostic service provider, each of our laboratory entities is required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, each laboratory is required to hold a certificate applicable to the type of work we perform at the laboratory and to comply with certain CLIA-imposed standards. CLIA regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. CLIA does not preempt state laws that are more stringent than federal law.

As part of the renewal process, our laboratories are subject to survey and inspection every two years to assess compliance with program standards and may be subject to additional random inspections. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. Each of our laboratories holds a CLIA certificate to perform high complexity testing. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to governmental payor program beneficiaries. In addition, each laboratory must also enroll with an approved proficiency testing program by which it periodically tests specimens submitted from an outside proficiency testing organization and then submits its results back to the organization for grading. Failure to achieve a passing score on a proficiency test can result in the laboratory losing its right to perform the test at issue. Failure to comply with other proficiency testing regulations, such as referring a proficiency testing specimen to another laboratory for analysis, can result in the revocation of the laboratory’s license and of the licenses of other laboratories owned by us.

In addition to CLIA requirements, we are subject to various state laws. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law. In some cases, the state programs actually substitute for the federal CLIA program. In other instances the state’s regulations may be in addition to the CLIA program. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls or prescribe record maintenance requirements. Our laboratories are licensed and accredited by the appropriate state agencies in the states in which they operate.

Health Insurance Portability and Accountability Act

Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act, or HIPAA, HHS has issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information, referred to as PHI, used or disclosed by healthcare providers and other covered entities. Four principal regulations with which we are currently required to comply have been issued in final form under HIPAA: privacy regulations; security regulations; standards for electronic transactions; and the national provider identifier, or NPI, regulations. We must also comply with regulations that require covered entities and business associates to provide notification after a breach of unsecured PHI.

The privacy regulations cover the use and disclosure of PHI by healthcare providers. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a healthcare provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. The HIPAA privacy regulations, among other things, restrict our ability to use or disclose PHI in the form of patient-identifiable laboratory data without written patient authorization for purposes other than payment, treatment, or healthcare operations, except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy regulations provide for significant fines and other penalties for wrongful use or disclosure of PHI. In addition, the American Recovery and Reinvestment Act of 2009, or ARRA, increases the civil monetary penalty amounts for violations of the HIPAA regulations. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, laws in certain states provide for damages to private parties for the wrongful use or disclosure of confidential health information or other private personal information. Moreover, ARRA has created a new right of action for state attorneys general to sue on behalf of individuals who are harmed under the HIPAA regulations.

The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of PHI which is electronically transmitted or electronically stored. The security regulations provide for sanctions and penalties for violations. In addition, ARRA increases the civil monetary penalty amounts for violations of the HIPAA regulations and creates a new right of action for state attorneys general. The HIPAA privacy and security regulations establish a uniform federal minimum standard and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we are required to comply with both HIPAA privacy and security regulations and varying state privacy and security laws. ARRA also applies the HIPAA privacy and security provisions and the civil and criminal penalties associated with violating these provisions to business associates in the same manner as they apply to covered entities.

In addition, HIPAA imposes standards for electronic transactions, which establish standards for common healthcare transactions. In particular, we utilize these standard transaction sets where required by HIPAA.

Finally, HIPAA also established a new NPI as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions.

As part of the HIPAA requirements, certain specified coding sets are established that must be used for all billing transactions. Currently, all healthcare providers use a system of diagnosis coding referred to as the International Classification of Diseases, 9th edition, or ICD-9. However, HHS, which oversees HIPAA, has recently established a new requirement that will require all healthcare entities, including ours, to move to a new system of diagnosis codes, ICD-10, by October 1, 2013. ICD-10 utilizes more codes and is considered more complex than the current system. Because we must often rely on referring physicians to supply us with the appropriate diagnosis codes, the movement to the new system may increase billing difficulties if physicians or payors have difficulty in making the transition to the new codes.

In addition to PHI, the healthcare information of patients often includes social security numbers and other personal information that is not of an exclusively medical nature. The consumer protection laws of a majority of states now require organizations that maintain such personal information to notify each individual if their personal information is accessed by unauthorized persons or organizations so that the individuals can, among other things, take steps to protect themselves from identity theft. Penalties imposed by these state consumer protection laws vary from state to state but may include significant civil monetary penalties, private litigation and adverse publicity. In addition, the Federal Trade Commission, or FTC, has established new Red Flag Rules relating to identity theft prevention programs, which are considered applicable to healthcare companies. The compliance date for the Red Flag Rules has repeatedly been delayed. Under the Red Flag Rules, the FTC is authorized to bring enforcement actions in federal court for violations and could impose a $2,500 penalty for each violation of the Red Flag Rules. Noncompliance could also be penalized through state enforcement or other civil liability.

Federal and State Fraud and Abuse Laws

There are a variety of federal laws prohibiting fraud and abuse involving federal government payment programs, such as Medicare and Medicaid. These laws are enforced by the federal U.S. Attorneys and the HHS Office of the

Inspector General, or OIG. In addition, the Medicare program increasingly uses a variety of contractors to review billings submitted by providers to the Medicare program. These contractors include Recovery Audit Contractors, or RACs, Carrier Error Rate Test, or CERT, contractors, and Zone Program Integrity Contractors, or ZPICs. The RAC program began as a demonstration program in a limited number of states that was designed to detect improper Medicare payments to providers and suppliers. It was expanded to cover all 50 states by Section 302 of the Tax Relief and Health Care Act of 2006, which makes the RAC program permanent and requires the HHS Secretary to expand the program to all 50 states by no later than 2010. In addition, CMS conducts CERT audits, which also monitor the accuracy of payments made by Medicare payment contractors. In either case, any overpayments found by contractors must be repaid to the Medicare program. In some cases, these overpayments can be used as the basis for an extrapolation, by which the error rate is applied to a larger universe of claims, which can result in even higher repayments.

The federal healthcare Anti-Kickback Law prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration as an inducement for, or in return for, the purchase, lease or order of any healthcare item or service reimbursable under a governmental payor program. The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, HHS has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Still, in the absence of an applicable safe harbor, a violation of the Anti-Kickback Law may occur even if only one purpose of an arrangement is to induce patient referrals or purchases or to induce the provision of a laboratory service reimbursable by a federal healthcare program. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs. Many states have also adopted laws similar to the federal Anti-Kickback Law, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only governmental payor programs.

Generally, arrangements that would be considered suspect and possible violations under the Anti-Kickback Law include arrangements between a laboratory and a physician (or related organizations or individuals) in which the laboratory would:

•	provide items or services to the physician or other referral source without charge or for amounts that are less than their fair market value;

•	pay the physician or other referral source amounts that are in excess of the fair market value of items or services that were provided; or

•	enter into an arrangement with a physician or other entity because it is a current or potential referral source.

In 2006, the OIG adopted a new safe harbor (and an exception under the Physician Self-Referral Law, discussed below) that permitted health care entities, including laboratories, to provide electronic prescribing and electronic health records, or EHR, technology to referring physicians. Compliance with the provisions of these provisions allows us to donate EHR to physicians without being found to be in violation of either the Anti-Kickback Law or the Physician Self-Referral Law. Under these provisions, we are permitted to donate software, information technology and training services (but not hardware) that is necessary and used predominately to create, maintain, transmit or receive EHR, so long as the recipient of the donation meets certain established criteria. Such technology must be considered “interoperable” and must have certain other capabilities established in the regulations. In addition, the recipient of the donation must pay at least 15 percent of the cost of the service.

From time to time, the OIG issues alerts and other guidance on certain practices in the healthcare industry. In October 1994, the OIG issued a Special Fraud Alert on arrangements for the provision of laboratory services. The Fraud Alert set forth a number of practices allegedly engaged in by some laboratories and healthcare providers that raise issues under the Anti-Kickback Law. These practices include laboratories providing:

•	employees to furnish valuable services for physicians (other than collecting patient specimens for testing for the laboratory) that are typically the responsibility of the physicians’ staff;

•	free testing to physicians’ managed care patients in situations where the referring physician benefits from the free laboratory tests;

•	free pick-up and disposal of biohazardous waste for physicians for items unrelated to a laboratory’s testing services;

•	general-use facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services; and

•	free testing for healthcare providers, their families and their employees, known as professional courtesy testing.

The OIG emphasized in the Special Fraud Alert that when one purpose of an arrangement is to induce referrals of program-reimbursed laboratory testing, both the laboratory and the healthcare provider or physician may be liable under the Anti-Kickback Law and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs.

The OIG has also expressed concern about the provision of discounts on laboratory services billed to customers in return for the referral of more lucrative federal healthcare program business. In a 1999 Advisory Opinion, the OIG concluded that a proposed arrangement whereby a laboratory would offer physicians significant discounts on non-federal healthcare program laboratory tests might violate the Anti-Kickback Law. The OIG reasoned that the laboratory could be viewed as providing such discounts to the physician in exchange for referrals by the physician of business to be billed by the laboratory to Medicare at non-discounted rates. The OIG indicated that the arrangement would not qualify for protection under the discount safe harbor because Medicare and Medicaid would not get the benefit of the discount. Subsequently, in 2000 correspondence, the OIG stated that the Anti-Kickback Law could be violated if there were linkage between the discount offered to the physician and the physician’s referrals of tests covered under a federal healthcare program that would be billed by the laboratory directly. Where there was evidence of such linkage, the arrangement would be considered suspect if the charge to the physician was below the laboratory’s “average fully loaded costs” of the test.

As discussed above, discounts to referral sources raise issues under the Anti-Kickback Law. In addition, any discounted charge below the amount that Medicare or Medicaid would pay for a service also raises issues under Medicare’s “substantially in excess” provision. The Medicare statute permits the government to exclude a laboratory from participation in federal healthcare programs if it charges Medicare or Medicaid substantially in excess of its usual charges in the absence of good cause. In 2000, the OIG stated in informal correspondence that the prohibition was violated only if the laboratory’s charge to Medicare was substantially more than the “median non-Medicare/-Medicaid charge.” On September 15, 2003, the OIG issued a notice of proposed rulemaking addressing the statutory prohibition. Under the proposed rule, a provider’s charge to Medicare or Medicaid would be considered “substantially in excess of [its] usual charges” if it was more than 120 percent of the provider’s mean or median charge for the service. The proposed rule was withdrawn in June 2007. At that time, the OIG stated that it would continue to evaluate billing patterns of individuals and entities on a case-by-case basis.

In addition to the administrative simplification regulations discussed above, HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of either of these two statutes is a felony and may result in fines or imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the healthcare industry is the increased use of the False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information, acts in deliberate ignorance of the truth or falsity of the information, or acts in reckless disregard of the truth or falsity of the information, A claim may be considered false if any information included on the claim is inaccurate, including the code reflecting the patient’s diagnosis or the procedure performed. Similarly, if the service for which the claim was submitted does not reflect the service that was ordered and performed, the claim could be considered a false claim. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government, alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government, and they permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third party payor and not merely a governmental payor program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 and $11,000 for each separate false claim. Conduct that violates the False Claims Act may also lead to exclusion from the Medicare and Medicaid programs. Given the number of claims likely to be at issue in connection with any billing practice on which liability might be based, potential damages under the False Claims Act for even a single inappropriate billing arrangement could be significant.

On May 20, 2009, the Federal Enforcement and Recovery Act of 2009, or FERA, became law, significantly amending the federal False Claims Act. FERA subjects entities to False Claims Act liability if they knowingly make a false statement in an attempt to obtain money or property that is to be spent or used on the government’s behalf or to advance a government program or interest. Previously, the False Claims Act allowed entities to be held liable for making false statements only if such statements were made to “get” a false claim paid or approved “by the Government.” Because no guidance exists as to the meaning of the language contained in FERA, the full scope of this provision will likely be resolved in case-by-case litigation. The False Claims Act amendments under FERA also extend liability for the knowing retention of overpayments. The overpayment provision imposes liability if an entity “knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the Government.” This provision has been interpreted to require recipients of government funds to immediately determine whether they have received “overpayments” and whether the funds received should be retained or returned to the government. Under the False Claims Act amendments, recipients of government funds may also now face False Claims Act liability for failure to repay, or at least to reassess, historical overpayments of which they are currently aware. The enactment of FERA will likely result in heightened scrutiny and enforcement.

PPACA also included a number of expansions of current fraud and abuse requirements. These include increased screening as part of the enrollment process; new provisional oversight for newly enrolled providers; and mandatory compliance programs for all providers that include certain core elements. In addition, PPACA also implemented a new requirement for reporting and returning overpayments within 60 days of identification. The law also permits CMS to suspend payments to a provider where “a credible allegation of fraud” exists. CMS issued a proposed rule that would implement many of these changes on September 23, 2010.

Physician Referral Prohibitions

Under a federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on Medicare and Medicaid payments for laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the laboratory performing the tests. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid program in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states also have anti-“self-referral” and other laws that are not limited to Medicare and Medicaid referrals.

The Stark Law prohibits a laboratory from obtaining payment for services resulting from a physician’s referrals if there is any arrangement between the laboratory and the physician or the physicians’ practice that involves remuneration, unless the arrangement is protected by an exception to the Stark Law’s self-referral prohibition or a provision of the Stark Law stating that the particular arrangement would not result in “remuneration,” as defined for purposes of the Stark Law. In addition, under the Stark Law’s provisions, a request by a pathologist for laboratory and pathology testing services is not considered a “referral” covered by the Stark Law, so long as the request meets certain other requirements.

Other Government Billing and Payment Policies

Many payors establish specific rules and requirements that affect how we bill for our services. The most significant of those payors is the federal Medicare program, because it accounts for a substantial percentage of our revenues. Therefore, we must closely follow the policies that are imposed by Medicare with regard to billing and payment.

Medicare has several ways in which it can limit how it pays for our services. For example, Medicare can impose either National Coverage Decisions (NCD) or Local Coverage Decisions (LCD) for the services that we provide. Under NCDs and LCDs, Medicare can impose imitations on when it will pay for certain services, such as requiring particular diagnosis codes to be submitted from the physician or limiting the number of units of any particular service. Recently, the Medicare Administrative Contractors, or MACs, which process and pay Medicare claims, have considered some LCDs that could limit how we bill for our services. For example, Palmetto GBA, which processes Medicare claims in several jurisdictions, has limited how it reimburses for flow cytometry services, which constitute a commonly performed pathology service. If that policy is implemented, or if other MACs adopt a similar policy, then it could limit the payment we receive for these services.

In addition, Medicare has implemented a policy referred to as Medically Unbelievable Edits, which limit the number of units of a service that can be billed at any one time. Some Medically Unbelievable Edits have already been established for the services that we offer, and Medicare is considering adding Medically Unbelievable Edits for some other services that we offer. Under these edits, Medicare will not pay us for any services, if we bill for more units of service than are permitted under the Medically Unbelievable Edits limit established by Medicare. This could affect the amount that we are paid for services that we bill to the Medicare Program.

In the Proposed Physician Fee Schedule Rule, which would implement changes for 2011, CMS proposed instituting a new requirement that all laboratory requisitions and orders had to be signed by the ordering physician. This would be a change from current requirements that do not mandate a physician signature, but do require that the physician indicate his intent in the patient’s medical record. If CMS does go forward and implement this requirement, it could further complicate the billing and documentation process for the Company.

Medicare also regulates who we are permitted to bill for our services. In most instances, we must bill directly to, and are paid by, Medicare or its contractors for the services that we furnish to Medicare beneficiaries. However, because of recent interpretations by Medicare, ordering physicians are permitted to order diagnostic services, such as those that we provide, which the service provider then bills to the physician or his group practice. The ordering physician, in turn, then bills and is paid by the Medicare Program. In response to these arrangements, Medicare has enacted an “anti-markup” provision that requires physicians to bill Medicare at their acquisition price for the services, rather than at the higher Medicare fee schedule amount. However, even under the anti-markup provision, physicians are permitted to bill Medicare at the full fee schedule amount if the services were performed by a physician who “shares a practice” with the ordering physician. The services will be considered to have been done by a physician who shares a practice with the ordering physician, so long as they were done in the same building where the ordering physician maintains a practice. This interpretation of the anti-markup provision, as well as other provisions, may lead more physicians to decide to provide these services “in house,” which could affect our revenues.

Under Medicare regulations, we are also sometimes required to bill other entities for the services that we provide. In 1999, Medicare announced a policy that applies to anatomic pathology specimens for hospital patients. This policy would require us to bill the technical component to the hospital and the professional component to Medicare for all anatomic pathology services that we provide to hospital patients. However, in 2000, the U.S. Congress prevented this policy from going into effect for all “covered hospitals,” which were those hospitals that had arrangements with independent laboratories in effect as of July 22, 1999, the date that CMS had first announced the policy. That “grandfather provision” was originally scheduled to be effective for two years, but it has been extended repeatedly by the U.S. Congress and remains in effect. The “grandfather provision” is currently scheduled to expire on December 31, 2010.

Education Requirements of the Deficit Reduction Act of 2005

The federal Deficit Reduction Act of 2005, or DRA, contains, among other things, requirements concerning False Claims Act education that state Medicaid programs must impose on participating providers as well as other entities. The DRA requires organizations that make or receive Medicaid payments of at least $5 million annually in a state to establish an education plan for their employees, managers, contractors and agents, which must include written policies and detailed guidance on the federal False Claims Act, state false claims laws, and the rights and protections afforded whistleblowers under the False Claims Act and its state counterparts.

Food and Drug Administration Regulation

Pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, the Food and Drug Administration, or FDA, has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by laboratories such as ours. Specifically, the manufacturers and suppliers of reagents, which we obtain for use in diagnostic tests, are subject to regulation by the FDA and are required to, among other things, register their establishments with the FDA, to conform manufacturing operations to the FDA’s quality system regulation, or QSR, and to comply with certain reporting and other record-keeping requirements. The FDA also regulates the sale or distribution, in interstate commerce, of products classified as medical devices under the FDCA, including in vitro diagnostic test kits. Such devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute or pursuant to the FDA’s exercise of enforcement discretion.

The FDA has not usually attempted to regulate standard laboratory diagnostic tests developed and validated by laboratories for their own use, known as laboratory-developed tests or LDTs; rather, it has stated it will exercise its enforcement discretion over such tests. However, more recently, the FDA has expressed some concern about the use of certain LDTs, including new, sophisticated molecular diagnostics or genetic testing, and has suggested greater FDA oversight of such tests may be appropriate. One of our laboratories uses some LDTs and, therefore, some of the tests that we offer could be subject to the FDA requirements if the FDA were to act in this area. The FDA regularly considers the application of additional regulatory controls over the development and use of LDTs by laboratories such as ours, and with the recent change in political administration at the FDA, more robust enforcement, (including inspections, warning letters, and other agency inquiries) of the applicable pre- and post-market requirements for LDTs is possible.

The comprehensive health care reform legislation enacted in 2010 contains a provision that creates a new 2.3 percent excise tax applicable to the sale of medical devices. Because we purchase and utilize certain products in our laboratory that could be considered medical devices, it is possible that some of these products could be subject to this excise tax. Because this legislation is new and insufficient guidance exists as to its applicability, we are currently unable to determine the impact this provision will have on our business.

State Requirements

Corporate Practice of Medicine

Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensing proceedings. We do not employ physicians in any states where the prohibition against the corporate practice of medicine applies to our laboratories. Our arrangements with providers in corporate practice of medicine states are described above under “— Corporate Structure” and “— Contracts and Relationships with Providers.”

Direct Billing Laws

While we often cannot bill physicians for our services when those services are covered under a government program, where permissible, we do in some cases bill referring physicians for services that are not covered under a government program. Laws and regulations in several states currently preclude us from billing referring physicians, either by requiring us to bill directly the third-party payor or other person ultimately responsible for the service or by prohibiting or limiting the referring physician’s or other purchaser’s ability to “markup” its acquisition cost for that service. An increase in the number of states that impose similar restrictions could adversely affect us by encouraging physicians to furnish such services directly or by causing physicians to refer services to another laboratory for testing.

State Laboratory Licensing

In addition to CLIA requirements, we are subject to various state laws regulating the operation of our laboratories, as well as the receipt by our laboratories of out-of-state specimens. If a laboratory is out of compliance with a state’s statutory or regulatory standards, the applicable state agency may suspend, limit, revoke or annul the laboratory’s license, censure the holder of the license or assess civil money penalties. In certain instances, statutory or regulatory noncompliance may also result in a laboratory’s being found guilty of a misdemeanor.

Each of Florida, New York, Alabama, New Hampshire, Nevada, Massachusetts and Georgia require in-state laboratories to be licensed under the laws and regulations of such states. Because New York State’s regulation of laboratories is more stringent than the federal CLIA standards, New York State is exempt from CLIA. However, New York State maintains its own regulatory framework, which establishes standards for day-to-day operation of a clinical laboratory, physical facilities requirements, equipment and quality control. New York law also mandates proficiency testing for laboratories licensed under New York state law, regardless of whether or not such laboratories are located in New York. Each of our laboratories is licensed and accredited by the appropriate state agency in the state in which it operates.

Other States’ Laboratory Testing

Florida, New York, Pennsylvania, California and Maryland each require out-of-state laboratories that accept specimens from those states to be licensed. We have obtained licenses in these states and believe we are in material compliance with applicable licensing laws.

We may become aware from time to time of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Physician Licensing

Many of the states from which we solicit specimens require that a physician interpreting specimens from that state be licensed by that particular state, irrespective of where the services are provided. If our pathologists read specimens from states for which they are not properly licensed, our pathologists could be considered to be engaged in the unlicensed practice of medicine and could face fines or other penalties, which we could be required to pay on behalf of our pathologists. We are not aware of any states from which we do not have required pathologist licenses.

Other Regulatory Requirements

Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical and biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste. Historically, our costs associated with handling and disposal of such wastes have not been material.

The Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries. We have instituted policies and procedures to comply with the OSHA requirements, and we regularly monitor the implementation of our safety programs.

Compliance Infrastructure

Compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations. We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we have created a Compliance Committee and have designated a Compliance Officer to assist with reviews of regulatory compliance procedures and policies throughout our business. Our executive management team is responsible for the oversight and operation of our compliance efforts. The Compliance Officer is responsible for administering and monitoring compliance with our Standards of Conduct. We provide periodic training programs to our personnel to promote the observance of our policies, which are designed to ensure compliance with the statutes and regulations applicable to us.

Intellectual Property

Our intellectual property consists primarily of trademarks and trade secrets. The marks AURORA DIAGNOSTICS and CONNECTDX THE INFORMATION GATEWAY and Design are our most recognizable trademarks. Those trademarks are registered with the U.S. Patent and Trademark Office, or USPTO, along with the mark CUNNINGHAM PATHOLOGY ASSOCIATES P.A. and Design. We have submitted applications to the USPTO for registration of the marks DERMDX, GASTRODX, TREATMENTDX, URODX and WOMEN’SDX. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from using or registering confusingly similar trademarks. Our intellectual property also includes the copyright in and to our Tiger TCPC software, which is registered with the U.S. Copyright Office.

Properties and Facilities

We lease our corporate headquarters at 11025 RCA Center Drive, Suite 300, Palm Beach Gardens, FL 33410 (approximately 8,500 square feet), and we lease 34 other facilities: 12 in Florida, one in New York, two in Nevada, one in New Jersey, two in Arizona, four in Michigan, one in New Hampshire, one in Massachusetts, one in Minnesota, one in Texas, one in Georgia, four in Alabama, two in South Carolina and one in North Carolina. These facilities are used for laboratory operations, administrative, billing and collections operations and storage space. The 34 facilities have lease terms expiring from 2010 to 2019. We also own one commercial condominium in Florida, which is used as a draw station and satellite laboratory.

Insurance

We maintain liability insurance for our services. As a general matter, providers of diagnostic services may be subject to lawsuits alleging medical malpractice or other similar legal claims. Some of these suits may involve claims for substantial damages, and the results may be material to our results of operations and cash flows in the period in which the impact of such claims is determined or the claims are paid. We believe our insurance coverage is sufficient to protect us from material liability for such claims, and we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs. However, we must renew our insurance policies annually, and we may not be able to maintain adequate liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities or at all.

Employees

As of October 15, 2010, we had 1,010 employees. We employ 84 pathologists, 782 laboratory technicians and staff, 35 corporate office personnel and 109 sales, marketing and client service personnel. In addition to our 84 employed pathologists, we have contractual arrangements with a physician practice under which 16 pathologists exclusively practice medicine as independent contractors at our Alabama laboratory. None of our employees are subject to collective bargaining agreements. We consider our relationships with our employees to be good.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may be named in other various claims, disputes, legal actions and other proceedings involving malpractice, employment and other matters. A negative outcome in certain of the ongoing litigation could harm our business, financial condition, liquidity or results of operations. Further, prolonged litigation, regardless of which party prevails, could be costly, divert management’s attention or result in increased costs of doing business.

MANAGEMENT AND BOARD OF DIRECTORS

The following table sets forth the name, age and position of each of our executive officers and directors as of September 30, 2010.

Name	Age	Position(s)

James C. New	65	Chairman of our Board of Directors, Chief Executive Officer and President
Martin J. Stefanelli	49	Chief Operating Officer, Vice President and Secretary
Gregory A. Marsh	50	Chief Financial Officer, Vice President and Treasurer
Fred Ferrara	43	Chief Information Officer
Michael J. Null	40	Vice President, Sales and Marketing
Thomas S. Roberts(1)	47	Director
Christopher Dean(2)	37	Director
Peter J. Connolly(3)	37	Director
Mark M. King(2)	50	Director
Christopher J. Bock(3)	40	Director
Blair Tikker(1)	54	Director
James M. Emanuel(4)	62	Director

(1)	Member of our Compensation Committee.
(2)	Member of our Nominating and Corporate Governance Committee.
(3)	Member of our Audit Committee.
(4)	Member of our Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

James C. New Chairman, Chief Executive Officer and President	Mr. New has served as our Chairman, Chief Executive Officer and President since 2006. Prior to joining us, Mr. New was a private investor from 2003 to 2006. Mr. New served as the President, Chief Executive Officer and Chairman of AmeriPath, an anatomic pathology laboratory company, from January 1996 through 2003. Prior to joining AmeriPath, Mr. New served as the President, Chief Executive Officer, and a director of RehabClinics, an outpatient rehabilitation company. The Board has concluded that Mr. New should serve as a director and our Chairman because he is our Chief Executive Officer and President. We and the Board benefit from his extensive experience in managing anatomic pathology companies. In addition, Mr. New’s substantial ownership interest in us aligns his interests with those of our other shareholders.

Martin J. Stefanelli Chief Operating Officer, Vice President and Secretary	Mr. Stefanelli has served as our Chief Operating Officer, Vice President and Secretary since 2006. Prior to joining us, Mr. Stefanelli served as the President and Chief Operating Officer of Asterand, a tissue-based research services provider for the pharmaceutical and biotechnology industry, from 2004 to 2006. Mr. Stefanelli served as the Executive Vice President and Chief Operating Officer of AmeriPath, an anatomic pathology laboratory company, from June 2003 to November 2004, and prior to joining AmeriPath, Mr. Stefanelli was employed for thirteen years by DIANON Systems, an anatomic and clinical pathology laboratory company.

Gregory A. Marsh Chief Financial Officer, Vice President and Treasurer	Mr. Marsh has served as our Chief Financial Officer, Vice President and Treasurer since November 2007. Prior to joining us, Mr. Marsh served as an executive officer at CardioNet and PDSHeart, each a cardiovascular diagnostic healthcare provider. He served as the Chief Financial Officer of PDSHeart from 2003 to 2005 and then Chief Operating Officer from 2005 until March 2007, when the company was acquired by CardioNet. Mr. Marsh then served as the Chief Financial Officer of CardioNet until November 2007. From 1996 until 2003, Mr. Marsh was employed by AmeriPath, an anatomic pathology laboratory company, serving as Vice President, Chief Financial Officer and Secretary from 2001 to 2003 and Vice President, Corporate Controller from 1996 to 2001.

Fred Ferrara Chief Information Officer	Mr. Ferrara has served as our Chief Information Officer since 2006. Mr. Ferrara served as the Director of Information Technology at LabCorp Inc., an anatomic pathology laboratory company, from 2003 until he joined Aurora in 2006. Mr. Ferrara joined LabCorp upon its acquisition of DIANON Systems, where Mr. Ferrara had been employed since 1997.

Michael J. Null Vice President, Sales and Marketing	Mr. Null has served as our Vice President, Sales & Marketing since April 2007. Prior to joining us, Mr. Null served as the Vice President of Sales and Marketing at Asterand, a tissue-based research services provider for the pharmaceutical and biotechnology industry, from 2002 to 2007. He served as a senior account manager and business development manager at Renaissance, a global IT consulting and staffing company, from 1997 to 2002. Prior to joining Renaissance, Mr. Null was employed for four years by DIANON Systems, an anatomic and clinical pathology laboratory company.

Thomas S. Roberts Director	Mr. Roberts has served as one of our directors since 2006 and currently serves as a Managing Director of Summit Partners, a growth equity firm. Mr. Roberts joined Summit Partners in 1989. Mr. Roberts also served in the past as the Chairman and Director of AmeriPath, an anatomic pathology laboratory company. The Board has concluded that Mr. Roberts should serve as a director because of his significant executive experience as well as the fact that his relationship with Summit Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

Christopher Dean Director	Mr. Dean has served as one of our directors since 2006 and currently serves as a Managing Director of Summit Partners, a growth equity firm. Mr. Dean joined Summit Partners in 2001. The Board has concluded that Mr. Dean should serve as a director because of his significant executive experience as well as the fact that his relationship with Summit Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

Peter J. Connolly Director	Mr. Connolly has served as one of our directors since 2006 and currently serves as a Principal at Summit Partners, a growth equity firm. Prior to joining Summit Partners in 2004, Mr. Connolly was employed by Goldman, Sachs & Co., an investment banking firm and Deloitte LLP, an accounting and consulting firm. The Board has concluded that Mr. Connolly should serve as a director because of his significant executive experience as well as the fact that his relationship with Summit Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

Mark M. King Director	Mr. King has served as one of our directors since June 2009 and is a Co-Founder and Managing Director of KRG Capital Partners, a private equity investment firm. Prior to forming KRG Capital Partners in 1996, Mr. King led many industry consolidating transactions and co-founded and was President and Vice Chairman of Industrial Services Technologies, Inc., a provider of maintenance services in the refinery, fertilizer and chemicals industries. The Board has concluded that Mr. King should serve as a director because of his significant executive experience as well as the fact that his relationship with KRG Capital Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

Christopher J. Bock Director	Mr. Bock has served as one of our directors since June 2009 and is a Managing Director of KRG Capital Partners, a private equity investment firm. Mr. Bock joined KRG Capital Partners in 1997. The Board has concluded that Mr. Bock should serve as a director because of his significant executive experience as well as the fact that his relationship with KRG Capital Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

Blair Tikker Director	Mr. Tikker has served as one of our directors since June 2009 and is a Managing Director of KRG Capital Partners, a private equity investment firm. Mr. Tikker joined KRG Capital Partners in 2007. Prior to joining KRG Capital Partners, Mr. Tikker was employed by a number of hospital systems, physician groups and managed care companies. Mr. Tikker served as the CEO of HMS Healthcare, a hospital information systems provider, from 2001 until 2005. The Board has concluded that Mr. Tikker should serve as a director because of his significant executive experience as well as the fact that his relationship with KRG Capital Partners, which has a substantial ownership interest in us, aligns his interests with those of our other shareholders.

James M. Emanuel Director	Mr. Emanuel has served as one of our directors since May 2010. Mr. Emanuel has engaged in consulting and private investment activities since his retirement from Lincare, Inc., a national provider of respiratory therapy services for patients with pulmonary disorders, where he served as Chief Financial Officer from January 1984 to June 1997. Mr. Emanuel also served as Chief Financial Officer and a director of Lincare Holdings Inc. from November 1990 to June 1997. Mr. Emanuel has served as a director of SRI/Surgical Express Inc. since 1996 in addition to serving on private company boards. The Board has concluded that Mr. Emanuel should serve as a director because of his significant executive experience.

Board Composition and Election of Directors

Board Composition

Our Board of Directors is currently composed of 8 members, consisting of seven non-employee members and our current Chairman, Chief Executive Officer and President, James C. New. The number of directors on our Board of Directors will be determined from time to time by resolution of our Board of Directors.

To supplement the recent election of our sole independent director Mr. Emanuel, we expect to elect one or more additional independent directors not more than 90 days after the completion of this offering and to elect additional independent directors not more than one year after the completion of this offering.

Under the NASDAQ Global Market standards, a director will only qualify as an “independent director” if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board of Directors has determined that Mr. Emanuel is an “independent director” as defined under the NASDAQ Global Market standards.

There are no family relationships among any of our directors or executive officers.

Election and Classification of Directors

In accordance with the terms of our certificate of incorporation and bylaws, our Board of Directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the Class I directors will be Mr. King, Mr. Connolly and Mr. New, and their term will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be Mr. Tikker, Mr. Dean and Mr. Emanuel, and their term will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be Mr. Bock and Mr. Roberts, and their term will expire at the annual meeting of stockholders to be held in fiscal year 2013.

At each annual meeting of stockholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of his or her election and qualification until the third annual meeting following his or her election or special meeting held in lieu thereof. The number of directors may be changed only by resolution of our Board of Directors or a 66.67 percent vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of management.

Board Committees

Committees of our Board of Directors

Our Board of Directors has established three committees prior to the effectiveness of our registration statement:

•	the audit committee;

•	the nominating and corporate governance committee; and

•	the compensation committee.

Although the NASDAQ Global Market standards require that all members of our board committees and a majority our Board of Directors be independent, under special phase-in rules applicable to initial public offerings, we have twelve months from the date of listing to comply with these requirements. We currently expect to achieve compliance with the NASDAQ Global Market majority board independence and committee independence requirements by electing a new independent director prior to completion of this offering and adding additional independent directors to our Board of Directors before the expiration of the phase-in period and, for affected committees, replacing directors who are not independent with one or more of the new independent directors we expect to elect. If we do not comply with these requirements before the expiration of the phase-in period, we will be subject to disciplinary sanctions by the NASDAQ Global Market, which may include suspension of trading in the common stock or delisting of the common stock from the NASDAQ Global Market.

We believe that our audit and compensation committees will meet the current requirements of the Sarbanes-Oxley Act of 2002 and the NASDAQ Global Market standards as they become applicable to us and that our nominating and corporate governance committee will meet the current requirements of the NASDAQ Global Market standards as they become applicable to us. The audit committee, compensation committee and nominating and corporate governance committee will adopt written charters that will be available on our website prior to completion of the offering.

Audit Committee.  Our audit committee’s responsibilities include:

•	selecting and engaging our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	approving (or, as permitted, pre-approving) the audit and non-audit services to be performed by our independent registered public accounting firm;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls over financial reporting, our disclosure controls and procedures and our critical accounting policies;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of business conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

Our audit committee is comprised of Messrs. Emanuel, Connolly and Bock. Mr. Emanuel is the chairperson of the audit committee. Our Board of Directors has determined that Mr. Emanuel is an independent director for audit committee service as defined in Rule 10A-3 under the Exchange Act. Mr. Emanuel has been designated as the audit committee financial expert, as defined in Item 407(d) of Regulation S-K under the Securities Act. Although the NASDAQ Global Market standards require that the audit committee be comprised solely of independent directors, under special phase-in rules applicable to initial public offerings, we have twelve months from the date of listing to comply with this requirement. As described more fully under “Committees of our Board of Directors” above, we expect to be in compliance before the expiration of the phase-in period.

Compensation Committee.  Our compensation committee’s responsibilities include:

•	reviewing and recommending to our Board of Directors compensation and benefit plans for our executive officers and compensation policies for members of our Board of Directors and Board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting performance goals for our officers and reviewing their performance against these goals and setting compensation based on such review;

•	evaluating the competitiveness of our executive compensation plans and periodically reviewing executive succession plans;

•	administering our benefit plans and the issuance of stock options and other awards under our equity incentive plans;

•	preparing the compensation committee report that the SEC requires in our annual proxy statement;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members including compliance of the compensation committee with its charter.

Our compensation committee is comprised of Messrs. Emanuel Roberts and Tikker. Mr. Roberts is the chairperson of the compensation committee. Although the NASDAQ Global Market standards require that the compensation committee be comprised solely of independent directors, under special phase-in rules applicable to initial public offerings, we have twelve months from the date of listing to comply with this requirement. As described more fully under “Committees of our Board of Directors” above, we expect to be in compliance before the expiration of the phase-in period.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee responsibilities include:

•	evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	overseeing an annual evaluation of management succession planning;

•	administering a policy for considering stockholder nominees for election to our Board of Directors;

•	evaluating and recommending candidates for election to our Board of Directors;

•	overseeing our Board of Directors’ performance and self-evaluation process;

•	reviewing our corporate governance principles and providing recommendations to our Board of Directors regarding possible changes; and

•	reviewing and evaluating, at least annually, the performance of the nominating/corporate governance committee and its members including compliance of the nominating/corporate governance committee with its charter.

The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our Board of Directors concerning corporate governance matters.

Our nominating and corporate governance committee is comprised of Messrs. Emanuel, Dean and King. Mr. Dean is the chairperson of the nominating and corporate governance committee. Although the NASDAQ Global Market standards require that the nominating and corporate governance committee be comprised solely of independent directors, under special phase-in rules applicable to initial public offerings, we have twelve months from the date of listing to comply with this requirement. As described more fully under “Committees of our Board of Directors” above, we expect to be in compliance before the expiration of the phase-in period.

Compensation Committee Interlocks and Insider Participation

During 2008 and 2009, we did not have a compensation committee. Following the completion of this offering, none of our compensation committee members will be an officer or employed by us.

Code of Business Conduct and Ethics

Our Board of Directors has adopted procedures and policies to comply with the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC and the NASDAQ Global Market, including a code of business conduct and ethics applicable to our officers, directors and employees. Upon completion of this offering, our code of conduct and ethics will be available on our website.

Indemnification of Officers and Directors and Limitation of Liability

Our certificate of incorporation and bylaws limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	voting or assenting to unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law. Any amendment to or repeal of the provisions of our bylaws or certificate of incorporation will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise, prior to any amendment or repeal or adoption of an inconsistent provision.

Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification. We maintain liability insurance that insures our directors and officers against losses and that insures us against our obligations to indemnify our directors and officers.

In connection with this offering, we expect to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In the paragraphs that follow, we provide an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our named executive officers, and the material factors that we considered in making those decisions. Following this Compensation Discussion and Analysis, you will find a series of tables containing specific data about the compensation earned or paid in fiscal year 2009 to the following individuals, whom we refer to as our named executive officers:

•	James C. New, Chairman of our Board of Directors, and our Chief Executive Officer and President;

•	Gregory A. Marsh, our Chief Financial Officer, Vice President and Treasurer;

•	Fred Ferrara, our Chief Information Officer;

•	Michael J. Null, our Vice President, Sales and Marketing; and

•	Martin J. Stefanelli, our Chief Operating Officer, Vice President and Secretary.

Objectives of our Compensation Program; How We Set Compensation

Our compensation objectives as a privately-held company were to recruit and retain a talented team of employees to grow and develop our business and to reward those employees for accomplishments related to our growth and development.

Historically, we did not have a compensation committee and our Board of Directors determined the compensation for our Chief Executive Officer and, based on the recommendations of our Chief Executive Officer, the rest of our management team. In setting compensation, Mr. New and our Board of Directors did not seek to allocate long-term and current compensation, or cash and non-cash compensation, in any particular percentage. Instead, they reviewed each element of compensation independently and determined the appropriate amount for each element, as discussed below. Neither management nor our Board of Directors engaged a compensation consultant during fiscal year 2009. Our historical compensation-setting processes have been effective for a privately-held company. As we transition to a public company, we intend to adjust some of our practices to further align the interests of our management team with our stockholders.

In anticipation of our initial public offering, we have established a compensation committee. The compensation committee, with input from our Chief Executive Officer, will set and determine the compensation of our executive officers in later years. In this regard, our compensation committee will, among other things, review and recommend to our Board of Directors compensation and benefit plans for our executive officers, review the terms of employment agreements and arrangements with our officers, set performance goals for our officers, review their performance against these goals and set compensation based on such review, evaluate the competitiveness of our executive compensation plans, periodically review executive succession plans, and administer our benefit plans and the issuance of stock options and other awards under our equity incentive plans. The compensation committee will have sole authority to evaluate our Chief Executive Officer’s performance in light of corporate objectives and to set our Chief Executive Officer’s compensation based on the achievement of corporate objectives. Within twelve months from the date of our listing on the NASDAQ Global Market, each member of the compensation committee will be “independent” for purposes of the NASDAQ Global Market standards, a “non-employee director” for purposes of Rule 16b-3 of the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code.

2009 Elements of Compensation

The key elements of compensation for our named executive officers in fiscal year 2009 were base salary and annual cash bonuses. We also are party to an employment agreement with each of Messrs. New, Marsh, Ferrara, Null and Stefanelli. These agreements provide the executive with certain benefits as described in greater detail below.

Base Salaries.  We intend for base salaries to reward core competence in the executive role relative to skill, experience and contributions to us. We negotiated the base salaries individually with each executive, with a focus on the executive’s experience in his respective field and expected contribution to us. In general, we adjust base salaries in connection with performance reviews and/or changes to the scope of a named executive officer’s responsibilities. In 2009, none of our named executive officers received salary increases over 2008 levels. The 2009 annual base salaries for our named executive officers were as follows: Mr. New, $400,000; Mr. Marsh, $294,000; Mr. Ferrara, $222,600; Mr. Null, $225,750; and Mr. Stefanelli, $315,000. The named executive officers have not received base salary increases in 2010.

Annual Cash Bonuses.  Annual bonuses reward our named executive officers for their contribution to our financial goals and focus our named executive officers on both short- and long-term objectives. Annual bonuses are earned based on the achievement of certain pre-determined performance goals. On an annual basis, or at the commencement of an executive officer’s employment with us, our Board of Directors set a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. The target bonuses for each of our executive officers are as follows, reflected as a percentage of base salary: Mr. New, 100 percent; Mr. Marsh; 50 percent; Mr. Ferrara, 40 percent; Mr. Null, 35 percent; and Mr. Stefanelli,75 percent. Our Board of Directors set such target bonuses after negotiation with each individual and consideration of Mr. New’s recommendation and the expected role of each of our executives. The actual amount of the bonus is based on the extent to which we and the executive meet or exceed predetermined goals under the performance metrics, which goals are set by our Board of Directors prior to the beginning of the performance year in connection with the annual budgetary process, as discussed below.

For 2009, annual cash incentive bonus opportunities for our named executive officers were based on achieving pre-established performance goals relating to net revenue, EBITDA, cash flow from operations, management of acquisition programs (measured by the acquisition of companies with annualized EBITDA at pre-determined levels), and management of our covenants in connection with our credit facilities. Each of these performance metrics is an important driver of our business and our rationale for selecting these performance metrics is as follows:

•	We select net revenue and EBITDA to focus the executive on supporting, improving and growing our business;

•	Cash from operations is a direct measure of our profitability and financial performance;

•	Acquisitions of companies with annualized EBITDA at pre-determined levels focuses the executive on identifying acquisitions which meet our financial goals and positively affect our covenant position; and

•	As discussed elsewhere in this prospectus, our agreement and the related instruments governing borrowings under our new credit facilities contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios, as well as certain additional restrictions. Any breach of covenants in our new credit facilities could result in a default under our new credit agreement. Accordingly, maintenance of these covenants is important to us.

From the above list, our Board of Directors assigned certain objectives to each named executive officer based on his role with us, and assigned a weight to each metric, as reflected in the table below.

Name	Performance Objective and Weight

Mr. New	• Net revenue (15%)
• EBITDA (50%)
• Acquisition Management (10%)
• Management of Bank Covenants (25%)
Mr. Stefanelli	• Net revenue (15%)
• EBITDA (50%)
• Acquisition Management (10%)
• Management of Bank Covenants (25%)
Mr. Marsh	• Net revenue (10%)
• Cash flow from Operations (60%)
• Acquisition Management (5%)
• Management of Bank Covenants (25%)
Mr. Ferrara	• Net revenue (50%)
• EBITDA (40%)
• Cash flow from Operations (10%)
Mr. Null	• Net revenue (50%)
• EBITDA (40%)
• Cash flow from Operations (10%)

The following table provides the targets (in millions) for each of the performance objectives and actual performance in fiscal year 2009.

Objective	Target Goal	FY 2009 Actual

Net Revenue	$173.8	$171.6
EBITDA	$57.2	$45.1
Cash flow from Operations	$30.6	$36.4
Acquisition Management	Targets’ Annualized EBITDA of $4.0	Targets’ Annualized EBITDA of $6.4
Management of covenants(1)	N/A	100%

(1)	The achievement of the “Management of Covenants” objective is generally measured by whether or not we breached any of the covenants under our credit facilities.

With the exception of the “Management of Covenants” objective, the achievement of which is either zero percent or one hundred percent, for each increment of one percent that actual performance falls below our target goal, the executive’s target bonus would be reduced by ten percent. Likewise, for each increment of one percent that actual performance exceeds our target goal, the executive’s target bonus would be increased by ten percent, with a maximum of 110 percent. For example, if we had achieved 90 percent of our target goal, then the executive would have received zero percent of his target bonus, and if we had achieved 110 percent of our target goal, then the executive would have received two hundred percent of his target bonus. Linear interpolation is used to determine payouts between the ranges. The following table provides details regarding the awards earned by named executive officers in 2009.

	Target	Target Bonus	Actual Bonus Earned	Actual Bonus Earned
Name	Bonus ($)	(% of Base Salary)	($)	(% of Base Salary)

Mr. New	$400,000	100%	$381,000	95%
Mr. Stefanelli	$236,250	75%	$225,000	71%
Mr. Marsh	$147,000	50%	$233,000	79%
Mr. Ferrara	$89,040	40%	$81,000	36%
Mr. Null	$79,013	35%	$72,000	32%

In addition to the bonus described above, in June 2009, Mr. Marsh received a $10,000 cash bonus in recognition of his role in connection with KRG Capital Partners’ investment in Aurora Holdings and their acquisition of GSO Capital Partners’ equity interest in Aurora Holdings. This bonus was not based on any pre-established performance metrics. Instead, the cash award was determined by our Board of Directors on a discretionary basis after the closing of the transaction, based on Mr. Marsh’s performance in connection with, and the success of, the transaction.

Long-Term Equity Incentives.  In prior years (most recently 2008), our Board of Directors granted certain equity interests in Aurora Holdings to our named executive officers pursuant to our New Plan. The New Plan provided for grants of Class D-1, Class D-2 and Class D-3 Units, which we refer to collectively as the Class D Units, to our employees. The terms of the Class D Units were governed by the Aurora Holdings LLC Agreement, and, generally, the Class D Units represent the right of the holder to receive a portion of the proceeds in the event of liquidation of Aurora Holdings. The Class D units generally vested over a period of time, subject to the named executive officer’s continued employment with us. All of such units held by our named executive officers were fully-vested by December 31, 2008. None of our named executive officers received Class D units, or any other equity grants, in 2009. In connection with the Reorganization Merger discussed elsewhere in this prospectus, the Class D Units held by our named executive officers will be exchanged for shares of our common stock or cancelled without consideration.

Other Benefits.  Our named executive officers participate in various health and welfare programs that are generally made available to all salaried employees. Our named executive officers also participate in our executive-level life insurance program. Mr. New receives reimbursements related to his country club memberships, as well as Company-paid premiums for an individual life insurance policy.

Employment Arrangements

We maintain employment agreements with each of Messrs. New, Marsh, Ferrara, Null and Stefanelli. The employment agreements guarantee certain benefits, such as bonus and benefit plans, to the executives during their employment with us. In addition, the employment agreements provide certain benefits to the executives upon their termination of employment by us without cause, by the executive for good reason, or by reason of their death or disability. For a description of the employment agreements, see the narrative following the Summary Compensation table and “Potential Payments upon Termination of Employment” and “Potential Payments upon Change in Control” later in this prospectus.

Tax Treatment of our Compensation Program

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to its named executive officers. In fiscal year 2009, as a privately-held company, Section 162(m) of the Internal Revenue Code did not apply to us. To the extent that we compensate our named executive officers in excess of the $1 million limit in the future, our compensation committee will consider whether we should design our compensation programs to meet the qualified performance-based requirements. To maintain flexibility in compensating our executives, we expect that the compensation committee will reserve the right to use its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes that such payments are appropriate.

Modifications to Compensation Program for Fiscal 2010

In 2010, we engaged an independent compensation consultant, Towers Watson, to assist with a review of compensation practices for our named executive officers against market practices and to assist with the development of a long-term incentive program after our initial public offering of our common stock. The Board of Directors reviewed the market data to determine whether any significant changes to the base salaries and annual incentive opportunities for our named executive officers were needed for fiscal 2010 to generally align our compensation of our executive team with the market. Effective October 1, 2010, the Compensation Committee increased Mr. Ferrara’s base salary from $222,600 to $233,700 and Mr. Null’s base salary from $225,750 to $237,040. The Compensation Committee also determined that no changes to current target annual bonus opportunities for executive officers were warranted at this time, with the exception of Mr. Null’s target bonus, which was increased from 35% to 40% of his base salary, effective calendar year 2011.

On August 25, 2010, our Board of Directors adopted the Aurora Diagnostics, Inc. 2010 Incentive Plan and the Independent Directors Compensation Plan, the terms of which are described below under “— 2010 Incentive Plan and Independent Directors Compensation Plan.” In addition, on September 27, 2010, the Compensation Committee approved the grant of stock options to each of our named executive officers, which grant will be effective on the date we price our initial public offering of our common stock. The stock options will have an exercise price equal to the fair market value of our common stock on the date of grant, and will vest in three equal annual installments beginning on the first anniversary of the date of grant. The stock options were granted under, and pursuant to the terms and conditions of, the 2010 Incentive Plan. The number of stock options granted to each of our named executive officers is outlined later in this prospectus under “— 2010 Incentive Plan and Independent Directors Compensation Plan.”

Lastly, on September 27, 2010, we entered into new employment agreements with each of our named executive officers effective upon the closing of this offering. The agreements provide the executives with substantially similar economic terms and benefits as the prior agreements, with the following exceptions: (i) the new employment agreements provide each named executive officer other than Mr. New with increased severance following the executive’s termination of employment by us without cause or by the executive for good reason within twelve months following a change in our control, and (ii) the new employment agreements provide that in the event that any excise tax is due under Section 280G of the Internal Revenue Code, the executive will receive either the full payments and benefits and pay the excise tax himself, or the payments cut-back to the extent necessary to avoid the imposition of the excise tax, whichever amount yields the more favorable result to the executive. The specific terms of each executive’s increased severance following a change in our control is outlined later in this prospectus under “— Potential Payments upon Termination of Employment.”

Summary Compensation

The following table sets forth the cash and other compensation that we paid to our named executive officers, or that was otherwise earned by our named executive officers, for their services in all capacities during the last fiscal year.

Summary Compensation Table

				Non-Equity
				Incentive Plan	All Other
Name and Principal Position	Year	Salary ($)	Bonus($)	Compensation ($)(1)	Compensation ($)(2)	Total ($)

James C. New	2009	400,000	—	381,000	45,154	826,154
Chairman of our Board of Directors, Chief Executive Officer and President
Martin J. Stefanelli	2009	315,000	—	225,000	630	540,630
Chief Operating Officer, Vice President and Secretary
Gregory A. Marsh	2009	294,000	10,000(3)	233,000	630	537,630
Chief Financial Officer, Vice President and Treasurer
Fred Ferrara	2009	222,600	—	81,000	287	303,887
Chief Information Officer
Michael J. Null	2009	225,750	—	71,915	84,261	381,926
Vice President, Sales and Marketing

(1)	Reflects the dollar amount of annual performance-based bonuses earned by our named executive officers in 2009.
(2)	Reflects premiums paid in accordance with the executive-level life insurance plan. Also includes (i) for Mr. New, reimbursement of $19,087 related to country club memberships and $23,295 in premiums paid for a separate life insurance policy; and (ii) for Mr. Null, $83,986 relating to our forgiveness of a note extended to him in connection with his relocation to Florida, as further described in “Certain Relationships and Related Party Transactions — Related Party Loans”).
(3)	Reflects the $10,000 bonus Mr. Marsh received in recognition of his role in connection with KRG Capital Partners’ investment, including KRG Capital Partners’ acquisition of GSO Capital Partners’ equity interest in Aurora Holdings. For more information regarding the annual bonuses, see the “— 2009 Elements of Compensation — Annual Cash Bonuses.”

2009 Grants of Plan-Based Awards

The following table sets forth each plan-based award granted to our named executive officers during 2009. No equity awards were granted to our named executive officers during 2009.

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards(1)
	Threshold	Target	Maximum
Name	($)	($)	($)

Mr. New	—	400,000	800,000
Mr. Stefanelli	—	236,250	472,500
Mr. Marsh	—	147,000	294,000
Mr. Ferrara	—	89,040	178,080
Mr. Null	—	79,013	158,026

(1)	Reflects potential payout opportunities under the annual bonus plan. The actual amount earned by each named executive officer is reflected in the “Non-Equity Incentive Compensation” column of the Summary Compensation table.

Employment Agreements.  We maintain employment agreements with each of Messrs. New, Marsh, Stefanelli, Ferrara and Null, the term of which will continue until terminated by the executive or us. Pursuant to the agreements, the initial annual base salaries are subject to increases from time to time in the sole discretion of our Board of Directors, and the executives have the opportunity to earn performance bonuses on an annual basis as determined by our Board of Directors. The executives are also entitled to participate in any employee benefit plans that we may from time to time have in effect for our executive-level personnel. In addition, the employment agreements provide certain benefits to the executives upon their termination of employment by us. For a description of such benefits, see “— Potential Payments Upon Termination of Employment,” below.

Potential Payments upon Termination of Employment

Payments Made Upon Any Termination of Employment.  Regardless of the manner in which a named executive officer’s employment terminates, he is entitled to receive amounts earned during his term of employment including accrued but unpaid base salary through the date of termination, accrued but unpaid annual bonus, unreimbursed employment-related expenses owed to the executive officer under our policies and accrued but unpaid vacation pay. The executive is also entitled to all accrued benefits under any of our employee benefit programs (in accordance with the terms of such programs). These payments do not differ from payments made upon termination to all employees.

Payments Made Upon Termination Without Cause or Good Reason.  Each of the employment agreements provides that if the executive is terminated without Cause, or the executive terminates his employment with us for Good Reason, the executive will be entitled to receive:

•	his base salary for a specified period (in the case of Mr. New, 24 months, in the case of Messrs. Stefanelli, Ferrara and Null, 12 months, and in the case of Mr. Marsh, 12 months if his termination occurs prior to a “qualifying transaction” (as defined below) or 18 months if his termination occurs within one year following a “qualifying transaction”), payable in equal installments in accordance with our regular payroll practices;

•	in the case of Mr. New, an amount equal to two times the average of his previous three annual bonuses, payable in installments in accordance with our regular payroll practices;

•	any unpaid bonus for the previous fiscal year and a pro rata portion of his bonus for the then-current fiscal year; and

•	in the case of Mr. New, continued health care coverage for a period of 24 months.

As previously discussed under “— Modifications to Compensation Program for Fiscal 2010,” on September 27, 2010, we entered into new employment agreements with each of our named executive officers. Effective upon the closing of this offering, the new agreements provide each named executive officer other than Mr. New with increased severance following the executive’s termination of employment by us without cause or by the executive for good reason within twelve months following a change in our control, as follows:

•	in the case of Mr. Marsh, the sum of (i) two times his base salary, and (ii) an amount equal to two times the average of his previous three annual bonuses, payable in installments in accordance with our regular payroll practices; and

•	in the case of Messrs. Stefanelli, Ferrara and Null, one and one-half times his base salary, payable in installments in accordance with our regular payroll practices.

In addition, the new employment agreements provide that in the event that any excise tax is due under Section 280G of the Internal Revenue Code, the executive will receive either the full payments and benefits and pay the excise tax himself, or the payments cut-back to the extent necessary to avoid the imposition of the excise tax, whichever amount yields the more favorable result to the executive.

Cause generally means the executive’s (i) conviction or plea of no contest for or indictment on a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud, which involves a material matter, with respect to us or any of our customers or suppliers, (ii) substantial and repeated failure to perform his duties, (iii) gross negligence or willful misconduct that is harmful to us, (iv) conduct tending to bring us into substantial public disgrace or disrepute (not applicable to Mr. Null) and (v) breach of the restrictive covenants in the employment agreement.

Good Reason generally means, without the executive’s prior written consent, (i) a reduction in, or failure to pay when due, the executive’s base salary, (ii) a material diminution in the executive’s titles or duties inconsistent with his position, (iii) failure to pay any annual bonus when due and, in the case of Mr. New, any reduction in his annual bonus opportunity, (iv) a material reduction in the employee benefits offered to the executive that is not also applicable to our other executive employees and (v) a change in the executive’s principal office to a location more than 50 miles from Palm Beach Gardens, Florida.

Restrictive Covenants.  Each of the agreements contains confidentiality and customer and employee nonsolicitation covenants that apply during the executive’s employment with us and for a certain period of time after his termination of employment (24 months in the case of Mr. New, and 12 months in the case of Messrs. Marsh, Stefanelli, Ferrara and Null).

The following table summarizes the approximate value of the termination payments and benefits that each of our named executive officers would receive if he had terminated employment at the close of business on December 31, 2009. The table does not include certain amounts that the named executive officer would be entitled to receive under certain plans or arrangements that do not discriminate in scope, terms or operation, in favor of our executive officers and that are generally available to all salaried employees, such as our 401(k) plan.

Summary of Termination Payments and Benefits

			In Connection
			with a
		Before Change	Change in
		in Control	Control
		Termination	Termination	For Cause/
		w/o Cause or for	w/o Cause or for	Voluntary
Name	Benefit	Good Reason ($)	Good Reason ($)(6)	Termination ($)	Death ($)	Disability ($)

Mr. New	Continued Base Salary(1)	800,000	800,000	—	—	—
	Continued Health and Dental Coverage(2)	53,044	53,044	—	—	—
	2x Average Bonus(3)	360,667	360,667	—	—	—
	Pro-Rated Bonus(4)	381,000	381,000	—	—	—
	Transaction Bonus(5)	—	400,000
Total		1,594,711	1,994,711	—	—	—
Mr. Stefanelli	Continued Base Salary(1)	315,000	315,000	—	—	—

			In Connection
			with a
		Before Change	Change in
		in Control	Control
		Termination	Termination	For Cause/
		w/o Cause or for	w/o Cause or for	Voluntary
Name	Benefit	Good Reason ($)	Good Reason ($)(6)	Termination ($)	Death ($)	Disability ($)

	Pro-Rated Bonus(4)	225,000	225,000	—	—	—
Total		540,000	540,000	—	—	—
Mr. Marsh	Continued Base Salary(1)	294,000	441,000	—	—	—
	Pro-Rated Bonus(4)	233,000	233,000	—	—	—
	Transaction Bonus(5)	—	220,500	—	—	—
Total		527,000	894,500	—	—	—
Mr. Ferrara	Continued Base Salary(1)	222,600	222,600	—	—	—
	Pro-Rated Bonus(4)	81,000	81,000	—	—	—
Total		303,600	303,600	—	—	—
Mr. Null	Continued Base Salary(1)	225,750	225,750	—	—	—
	Pro-Rated Bonus(4)	72,000	72,000	—	—	—
Total		297,750	297,750	—	—	—

(1)	Reflects an amount equal to the applicable multiple of the executive’s then-current base salary, payable in installments over 24 months, in the case of Mr. New, or 12 months, in the case of Messrs. Marsh, Stefanelli, Ferrara and Null. Mr. Marsh’s multiple of salary is 1x, in the event of his termination of employment prior to a “qualifying transaction”, or 1.5x, in the event of his termination of employment within one year following the effective date of a “qualifying transaction.”

(2)	Reflects Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA, payments by us for medical and dental coverage based on 2009 rates for 24 months.

(3)	Reflects an amount equal to two times the average of the bonuses Mr. New received in 2006 (on an annualized basis), 2007 and 2008, payable in installments over 24 months.

(4)	Reflects a pro-rated bonus for the year in which the executive terminates employment. The pro-ration is based on the executive’s and our performance relative to the pre-approved objectives.

(5)	Reflects 100 percent of Mr. New’s annual base salary and 50 percent of the sum of Mr. Marsh’s current annual base salary plus his current target bonus, payable in a lump sum.

(6)	As discussed above, effective upon the closing of this offering, the new employment agreements provide each named executive officer other than Mr. New with increased severance following the executive’s termination of employment by us without cause or by the executive for good reason within twelve months following a change in our control. The dollar values in this table reflect the severance payable under the prior agreements.

Potential Payments upon Change in Control

In connection with a “qualifying transaction,” Mr. New would be entitled to receive a lump sum payment equal to 100 percent of his then-current annual base salary, and Mr. Marsh would be entitled to receive a lump sum payment equal to 50 percent of the sum of his then-current annual base salary plus his then-current target bonus, regardless of whether their employment was terminated. If a “qualifying transaction” had occurred on or before December 31, 2009, Mr. New and Mr. Marsh would have received $400,000 and $220,500, respectively. A “qualifying transaction” generally means either (i) the sale or other disposition of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, or (ii) a transaction or series of related transactions the result of which is that the holders of our outstanding voting securities immediately prior to such transaction are (after giving effect to such transaction) no longer, in the aggregate, the “beneficial owners” (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act) of more than 50 percent of the voting power of our outstanding voting securities, and Summit Partners and the KRG Capital Partners, in the aggregate, are no longer entitled to appoint a majority of the managers to the board of managers of Aurora Holdings (excluding a public offering and certain other issuances by us). Mr. Marsh’s benefit will terminate immediately prior to this offering.

None of our other named executive officers would have received any payments if a change in control had occurred on December 31, 2009, absent their termination of employment.

Equity Incentive Plan During 2009

We maintain our New Plan, which provides for grants of Class D units of Aurora Holdings to our employees. The terms of the Class D units of Aurora Holdings were governed by the Aurora Holdings LLC Agreement and, generally, the Class D units of Aurora Holdings are entitled to distributions following distributions to which the Class A, Class A-1, Class B and Class C units of Aurora Holdings are entitled. Our Board of Directors administers the New Plan. The Class D units generally vest over a period of time, subject to the employee’s continued employment with us. We will not grant any further awards under the New Plan. In connection with the Reorganization Merger, the Class D units of Aurora Holdings held by our employees will either be exchanged for shares of our common stock or cancelled without consideration. See “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

Director Compensation During 2009

The members of our Board of Directors did not receive any cash, equity or any other compensation for services rendered during 2009.

2010 Incentive Plan and Independent Directors Compensation Plan

On August 25, 2010, our Board adopted, and on           our stockholders approved, the Aurora Diagnostics, Inc. 2010 Incentive Plan, which we refer to as the 2010 Plan. In addition, on August 25, 2010, our Board adopted the Aurora Diagnostics, Inc. Independent Directors Compensation Plan, which will operate as a sub-plan of the 2010 Plan. A summary of each of the 2010 Plan and the Independent Directors Compensation Plan is set forth below.

Summary of the 2010 Plan

Purpose.  The purpose of the 2010 Plan is to promote our success by linking the personal interests of our employees, officers, directors and consultants to those of its stockholders, and by providing participants with an incentive for outstanding performance. The 2010 Plan is also intended to enhance our ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.

Administration.  The 2010 Plan will be administered by the Compensation Committee. The Compensation Committee will have the authority to:

•	designate participants;

•	grant awards;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof;

•	establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2010 Plan; and

•	make all other decisions and determinations that may be required under the 2010 Plan.

The full Board may at any time elect instead to administer the 2010 Plan. If it does so, it will have all the powers of the Compensation Committee under the 2010 Plan.

Eligibility.  The 2010 Plan permits the grant of incentive awards to employees, officers, non-employee directors, and consultants of the company and its affiliates as selected by the Compensation Committee. As of October 15, 2010, the number of eligible participants is approximately 1,000. The number of eligible participants may increase over time based upon our future growth.

Awards to Non-Employee Directors.  Awards granted under the 2010 Plan to our non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. We will grant equity awards to our non-employee directors under our Independent Directors Compensation Plan, which operates as a subplan to the 2010

Plan. For more information regarding the Independent Directors Compensation Plan, see “— Summary of Independent Directors Compensation Plan,” below.

Permissible Awards.  The 2010 Plan authorizes the granting of awards in any of the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the Internal Revenue Code;

•	stock appreciation rights (SARs), which give the holder the right to receive the difference (payable in cash or common stock, as specified in the award certificate) between the fair market value per share of common stock on the date of exercise over the base price of the award;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee;

•	restricted or deferred stock units, which represent the right to receive shares of our common stock (or an equivalent value in cash or other property, as specified in the award certificate) in the future, based upon the attainment of stated vesting or performance criteria in the case of restricted stock units;

•	performance awards, which are awards payable in cash or common stock upon the attainment of specified performance goals (any award that may be granted under the 2010 Plan may be granted in the form of a performance award);

•	dividend equivalents, which entitle the holder of a full-value award to cash payments (or an equivalent value payable in common stock or other property) equal to any dividends paid on the shares of common stock underlying the full-value award;

•	other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants; and

•	cash-based awards, including performance-based annual bonus awards.

Shares Available for Awards.  Subject to adjustment as provided in the 2010 Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to awards granted under the 2010 Plan is 2,000,000. Subject to adjustment as provided in the 2010 Plan, the aggregate number of shares of our common stock reserved and available for issuance pursuant to incentive stock options granted under the 2010 Plan is 2,000,000.

Share Counting.  The 2010 Plan provides that shares subject to awards issued under the 2010 Plan will be added back to plan share reserve only to the extent that the awards terminate, expire unexercised, are cancelled, forfeited, lapse for any reason or ultimately are settled in cash. The following shares will count against the 2010 Plan share reserve: (i) shares withheld or repurchased from an award or delivered by a participant to satisfy minimum tax withholding requirements; (ii) shares delivered to us in satisfaction of the exercise price of an option; (iii) shares originally subject to an option or SAR that are not issued upon exercise of the option or SAR for any reason, including by reason of net-settlement of the award; and (iv) shares subject to an award other than an option or SAR that are not issued for any reason, including by reason of failure to achieve maximum performance goals.

Limitations on Transfer; Beneficiaries.  A participant may not assign or transfer an award other than by will or the laws of descent and distribution; provided, however, that the Compensation Committee may permit other transfers (other than transfers for value) where it concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Treatment of Awards Upon Change in Control.  Unless otherwise provided in an award certificate or any special plan document governing an award:

(A) upon the occurrence of a change in control of us (as defined in the 2010 Plan) in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Compensation Committee or our board:

•	all outstanding options and SARs will become fully vested and exercisable;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•	the pay out level under outstanding performance-based awards shall be determined and deemed to have been earned as of the effective date of the change in control based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the length of time within the performance period elapsed prior to the change in control, and

(B) with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within one year after the effective date of the change in control, a participant’s employment is terminated without “Cause” or the participant resigns for “Good Reason” (as such terms are defined in the 2010 Plan), then:

•	all of that participant’s outstanding options and SARs will become fully vested and exercisable;

•	all time-based vesting restrictions on that participant’s outstanding awards will lapse as of the date of termination; and

•	the pay out level under all of that participant’s performance-based awards that were outstanding immediately prior to effective time of the change in control shall be determined and deemed to have been earned as of the date of termination based upon an assumed achievement of all relevant performance goals at the “target” level, and the awards will payout on a pro rata basis, based on the length of time within the performance period elapsed prior to the date of termination.

Adjustments.  In the event of a transaction between us and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the 2010 Plan will be adjusted proportionately, and the Compensation Committee shall make such adjustments to the 2010 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding shares of our common stock into a lesser number of shares, the authorization limits under the 2010 Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Termination and Amendment.  Our Board or the Compensation Committee may, at any time and from time to time, terminate or amend the 2010 Plan, but if an amendment would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. In addition, our Board or the Compensation Committee may condition any amendment on the approval our stockholders for any other reason. No termination or amendment of the 2010 Plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award.

The Compensation Committee may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by our stockholders, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended. No termination or amendment of an outstanding award may, without the written consent of the holder, reduce or diminish the value of such award.

Prohibition on Repricing.  As indicated above under “Termination and Amendment,” outstanding stock options cannot be repriced, directly or indirectly, without stockholder approval. The exchange of an “underwater” option (i.e., an option having an exercise price in excess of the current market value of the underlying stock) for another award would be considered an indirect repricing and would, therefore, require stockholder approval.

Certain U.S. Federal Income Tax Effects of Awards Granted under the 2010 Incentive Plan

The U.S. federal income tax discussion set forth below is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the 2010 Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. State and local income tax consequences are not discussed, and may vary from locality to locality.

Nonstatutory Stock Options.  There will be no federal income tax consequences to the optionee or to the company upon the grant of a nonstatutory stock option under the 2010 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock received upon exercise of the option at the time of exercise over the exercise price, and we will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options.  There will be no federal income tax consequences to the optionee or to us upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and we will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

SARs.  A participant receiving a SAR under the 2010 Plan will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the SAR, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant, and we will be allowed a corresponding federal income tax deduction at that time.

Restricted Stock.  Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the stock as of that date (less any amount he or she paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. If the participant files an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted or Deferred Stock Units.  A participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or other property) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock or property), and we will be allowed a corresponding federal income tax deduction at that time.

Cash-Based Performance Awards.  A participant will not recognize income, and we will not be allowed a tax deduction, at the time a cash-based performance award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, a participant will recognize ordinary income equal to the cash received, and we will be allowed a corresponding federal income tax deduction at that time.

Tax Withholding.  We have the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy federal, state, and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2010 Plan.

Summary of Independent Directors Compensation Plan

Our Independent Directors Compensation Plan, which we refer to as the Independent Directors Plan, will operate as a sub-plan of the 2010 Plan. Under the Independent Directors Plan and subject to such plan’s conditions and restrictions, each of our current independent directors will receive an initial grant of nonqualified stock options to purchase 10,000 shares of our common stock, which we refer to as the “initial option grant,” on the date on which we price our initial public offering of our common stock. Going forward, each new independent director that is elected or appointed to the board will receive the initial option grant on the date he or she joins the board of directors. In addition, on the day following the day of each annual meeting of our stockholders, each independent director in service on such date will receive an option to purchase 5,000 shares of our common stock, which we refer to as the “annual option grant.” An independent director will not be entitled to receive an annual option grant for the year in which he or she receives the initial option grant. The stock options will have an exercise price equal to the fair market value of our common stock on the date of grant, and will vest in three equal annual installments beginning on the first anniversary of the grant date, or upon the earlier occurrence of a change in our control.

We will pay each of our independent directors $5,000 for each meeting of the board of directors attended (whether in-person or telephonic). In addition, each non-Chair member of a committee will receive $1,500 for each committee meeting attended (whether in-person or telephonic), and each Chair of a committee will receive $2,500 for attendance at his or her respective committee meeting (whether in-person or telephonic). If an independent director attends a board meeting and a committee meeting on a single day, he or she will receive a meeting fee for each meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors. If a director is also one of our officers, we will not pay any compensation to such person for services rendered as a director.

Benefits to Named Executive Officers and Others

The Compensation Committee has approved the grant of stock options to our Named Executive Officers and our independent directors to be effective as of the date we price our initial public offering of our common stock, as reflected in the table below.

Number of Shares Subject to
Stock Options

Named Executive Officers:
James C. New	70,000
Martin J. Stefanelli	100,000
Gregory A. Marsh	80,000
Fred Ferrara	70,000
Michael J. Null	70,000
All Current Executive Officers as a Group	390,000
All Current Directors, who are not Executive Officers, as a Group(1)	10,000
All Employees (Including All Current Officers Who Are Not Executive Officers) as a Group	120,000

(1)	Only our independent directors will receive the stock options grants.

Since its inception, no shares have been issued under the 2010 Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer. Other than Mr. Stefanelli, no person has been issued five percent or more of the total amount of shares reserved for issuance under the 2010 Plan.

Because future awards will be made at the discretion of the Compensation Committee, we cannot determine the benefits or amounts that will be received in the future by the above-listed persons or groups pursuant to the 2010 Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock, as of          2010, after giving effect to the Reorganization Merger but prior to this offering, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, whom we know beneficially owns more than 5 percent of our outstanding common stock; and

•	each selling stockholder.

See “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on           shares of our common stock outstanding as of          , which assumes:

•	the Reorganization Merger; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table assumes the underwriters’ over-allotment option is not exercised:

Number
	Number of				of
	Shares	Percent			Shares
	Prior to	Prior to		Number	After	Percent
	this	this		of Shares	this	After this
Name and Address of Beneficial Owner(1)(2)	Offering	Offering		Offered	Offering	Offering

Summit Ventures VI-A, L.P.(3)			%				%
Summit Ventures VI-B, L.P.(3)
Summit Partners VI (GP), L.P.(3)
Summit VI Entrepreneurs Fund, L.P.(3)
Summit VI Advisors Fund, L.P.(3)
Summit Investors VI, L.P.(3)
Summit Partners Private Equity Fund VII-A, L.P.(3)
Summit Partners Private Equity Fund VII-B, L.P.(3)
Summit Partners PE VII, L.P.(3)
KRG Capital Fund IV, L.P.(4)
KRG Capital Fund IV-A, L.P.(4)
KRG Capital Fund IV (PA), L.P.(4)

Number
	Number of			of
	Shares	Percent		Shares
	Prior to	Prior to	Number	After	Percent
	this	this	of Shares	this	After this
Name and Address of Beneficial Owner(1)(2)	Offering	Offering	Offered	Offering	Offering

KRG Capital Fund IV (FF), L.P.(4)
KRG Co-Investment, L.L.C.(4)
Directors and Executive Officers:
James C. New
Martin J. Stefanelli
Fred Ferrara
Michael Null
Gregory A. Marsh
Thomas S. Roberts(5)
Christopher Dean(5)
Peter J. Connolly(5)
Mark M. King(6)
Christopher J. Bock(6)
Blair Tikker(6)
James M. Emanuel
All Directors and Executive Officers as a group (12 persons)

*	Less than 1 percent.

(1)	Unless otherwise specified, the address of each beneficial owner listed in the table below is c/o Aurora Diagnostics, Inc. 11025 RCA Center Drive, Suite 300, Palm Beach Gardens, FL 33410.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable.

(3)	Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P. is also the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. Summit Partners, L.P., through an investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Christopher J. Dean, Bruce R. Evans, Charles J. Fitzgerald, Craig D. Frances, Walter G. Kortschak, Sotiris T.F. Lyritzis, Martin J. Mannion, Harrison B. Miller, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address of each of the Summit Partners entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(4)	KRG Capital Management, L.P. is the general partner of each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P. and KRG Capital Fund IV (FF), L.P. KRG Capital Management, L.P., through an eleven (11) person investment committee with respect to the Class IV series of funds, including Mark M. King, Christopher J. Bock and Blair J. Tikker, has voting and dispositive authority over the shares held by each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P., KRG Capital Fund IV (FF), L.P. and KRG Co-Investment L.L.C. and, therefore, beneficially owns such shares. Decisions of the investment committee are made by a vote of the majority of its members and no individual member of the investment committee has voting or dispositive authority over the shares. Mark M. King, Christopher J. Bock and Blair J. Tikker are members of KRG Capital, LLC with respect to the Class IV series of funds, which is the general partner of KRG Capital Management, L.P., and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. Affiliates of Mark M. King and Christopher J. Bock, individually, are members of KRG Co-Investment, LLC, and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. The address of each of the KRG Capital Partners entities is 1515 Arapahoe Street, Tower 1, Suite 1500, Denver, CO 80202.

(5)	Represents (a) shares of common stock held by Summit Ventures VI-A, L.P.; (b) shares of common stock held by Summit Ventures VI-B, L.P.; (c) shares of common stock held by Summit Partners VI (GP), L.P.; (d) shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; (e) shares of common stock held by Summit VI Advisors Fund, L.P.; (f) shares of common stock held by Summit Investors VI, L.P.; (g) shares of common stock held by Summit Partners Private Equity Fund VII-A, L.P.; (h) shares of common stock held by Summit Partners Private Equity Fund VII-B, L.P.; and (i) shares of common stock held by Summit Partners PE VII, L.P. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P. is also the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners

Private Equity Fund VII-B, L.P. Summit Partners, L.P., through an investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Christopher J. Dean, Bruce R. Evans, Charles J. Fitzgerald, Craig D. Frances, Walter G. Kortschak, Sotiris T.F. Lyritzis, Martin J. Mannion, Harrison B. Miller, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each, along with Peter Connolly, disclaims beneficial ownership of the shares held by Summit Partners. The address of each of the Summit Partners entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)	Represents (a) shares of common stock held by KRG Capital Fund IV, L.P.; (b) shares of common stock held by KRG Capital Fund IV-A, L.P.; (c) shares of common stock held by KRG Capital Fund IV (PA), L.P.; (d) shares of common stock held by KRG Capital Fund IV (FF), L.P.; and (e) shares of common stock held by KRG Co-Investment, L.L.C. KRG Capital Management, L.P. is the general partner of each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P. and KRG Capital Fund IV (FF), L.P. KRG Capital Management, L.P., through an eleven (11) person investment committee with respect to the Class IV series of funds, including Mark M. King, Christopher J. Bock and Blair J. Tikker, has voting and dispositive authority over the shares held by each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P., KRG Capital Fund IV (FF), L.P. and KRG Co-Investment L.L.C. and, therefore, beneficially owns such shares. Decisions of the investment committee are made by a vote of the majority of its members and no individual member of the investment committee has voting or dispositive authority over the shares. Mark M. King, Christopher J. Bock and Blair J. Tikker are members of KRG Capital, LLC with respect to the Class IV series of funds, which is the general partner of KRG Capital Management, L.P., and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. Affiliates of Mark M. King and Christopher J. Bock, individually, are members of KRG Co-Investment, LLC, and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. The address of each of the KRG Capital Partners entities is 1515 Arapahoe Street, Tower 1, Suite 1500, Denver, CO 80202.

The following table assumes the underwriters’ over-allotment option is exercised:

Number of
	Shares	Percent			Number of
	Prior to	Prior to		Number of	Shares	Percent
Name and Address of	this	this		Shares	After this	After this
Beneficial Owner(1)(2)	Offering	Offering		Offered	Offering	Offering

Summit Ventures VI-A, L.P.(3)			%				%
Summit Ventures VI-B, L.P.(3)
Summit Partners VI (GP), L.P.(3)
Summit VI Entrepreneurs Fund, L.P.(3)
Summit VI Advisors Fund, L.P.(3)
Summit Investors VI, L.P.(3)
Summit Partners Private Equity Fund VII-A, L.P.(3)
Summit Partners Private Equity Fund VII-B, L.P.(3)
Summit Partners PE VII, L.P.(3)

Number of
	Shares	Percent		Number of
	Prior to	Prior to	Number of	Shares	Percent
Name and Address of	this	this	Shares	After this	After this
Beneficial Owner(1)(2)	Offering	Offering	Offered	Offering	Offering

KRG Capital Fund IV, L.P.(4)
KRG Capital Fund IV-A, L.P.(4)
KRG Capital Fund IV(PA), L.P.(4)
KRG Capital Fund IV(FF), L.P.(4)
KRG Co-Investment, L.L.C.(4)
Directors and Executive Officers:
James C. New
Martin J. Stefanelli
Fred Ferrara
Michael Null
Gregory A. Marsh
Thomas S. Roberts(5)
Christopher Dean(5)
Peter J. Connolly(5)
Mark M. King(6)
Christopher J. Bock(6)
Blair Tikker(6)
James M. Emanuel
All Directors and Executive Officers as a group (12 persons)

*	Less than 1 percent.

(1)	Unless otherwise specified, the address of each beneficial owner listed in the table below is c/o Aurora Diagnostics, Inc. 11025 RCA Center Drive, Suite 300, Palm Beach Gardens, FL 33410.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable.

(3)	Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P. is also the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. Summit Partners, L.P., through an investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Christopher J. Dean, Bruce R. Evans, Charles J. Fitzgerald, Craig D. Frances, Walter G. Kortschak, Sotiris T.F. Lyritzis, Martin J. Mannion, Harrison B. Miller, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address of each of the Summit Partners entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(4)	KRG Capital Management, L.P. is the general partner of each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P. and KRG Capital Fund IV (FF), L.P. KRG Capital Management, L.P., through an eleven (11) person investment committee with respect to the Class IV series of funds, including Mark M. King, Christopher J. Bock and Blair J. Tikker, has voting and dispositive authority over the shares held by each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P., KRG Capital Fund IV (FF), L.P. and KRG Co-Investment L.L.C. and, therefore, beneficially owns such shares. Decisions of the investment committee are made by a vote of the majority of its members and no individual member of the investment committee has voting or dispositive authority over the shares. Mark M. King, Christopher J. Bock and Blair J. Tikker are members of KRG Capital, LLC with respect to the Class IV series of funds, which is the general partner of KRG Capital Management, L.P., and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. Affiliates of Mark M. King and Christopher J. Bock, individually, are members of KRG Co-Investment, LLC, and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. The address of each of the KRG Capital Partners entities is 1515 Arapahoe Street, Tower 1, Suite 1500, Denver, CO 80202.

(5)	Represents (a) shares of common stock held by Summit Ventures VI-A, L.P.; (b) shares of common stock held by Summit Ventures VI-B, L.P.; (c) shares of common stock held by Summit Partners VI (GP), L.P.; (d) shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; (e) shares of common stock held by Summit VI Advisors Fund, L.P.; (f) shares of common stock held by Summit Investors VI, L.P.; (g) shares of common stock held by Summit Partners Private Equity Fund VII-A, L.P.; (h) shares of common stock held by Summit Partners Private Equity Fund VII-B, L.P.; and (i) shares of common stock held by Summit Partners PE VII, L.P. Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P. is also the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. Summit Partners, L.P., through an investment committee currently composed of Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Christopher J. Dean, Bruce R. Evans, Charles J. Fitzgerald, Craig D. Frances, Walter G. Kortschak, Sotiris T.F. Lyritzis, Martin J. Mannion, Harrison B. Miller, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each, along with Peter Connolly, disclaims beneficial ownership of the shares held by Summit Partners. The address of each of the Summit Partners entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)	Represents (a) shares of common stock held by KRG Capital Fund IV, L.P.; (b) shares of common stock held by KRG Capital Fund IV-A, L.P.; (c) shares of common stock held by KRG Capital Fund IV (PA), L.P.; (d) shares of common stock held by KRG Capital Fund IV (FF), L.P.; and (e) shares of common stock held by KRG Co-Investment, L.L.C. KRG Capital Management, L.P. is the general partner of each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P. and KRG Capital Fund IV (FF), L.P. KRG Capital Management, L.P., through an eleven (11) person investment committee with respect to the Class IV series of funds, including Mark M. King, Christopher J. Bock and Blair J. Tikker, has voting and dispositive authority over the shares held by each of KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (PA), L.P., KRG Capital Fund IV (FF), L.P. and KRG Co-Investment L.L.C. and, therefore, beneficially owns such shares. Decisions of the investment committee are made by a vote of the majority of its members and no individual member of the investment committee has voting or dispositive authority over the shares. Mark M. King, Christopher J. Bock and Blair J. Tikker are members of KRG Capital, LLC with respect to the Class IV series of funds, which is the general partner of KRG Capital Management, L.P., and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. Affiliates of Mark M. King and Christopher J. Bock, individually, are members of KRG Co-Investment, LLC, and each disclaims beneficial ownership of the shares held by KRG Capital Management, L.P. The address of each of the KRG Capital Partners entities is 1515 Arapahoe Street, Tower 1, Suite 1500, Denver, CO 80202.

Relationship with Selling Stockholders

All of the shares offered by the selling stockholders were issued to them in the Reorganization Merger. For additional information with respect to the selling stockholders and their relationship with us please see “Certain Relationships and Related Party Transactions,” “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Executive Compensation — Compensation Discussion and Analysis,” the following is a description of transactions since January 1, 2007, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5 percent of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Tax Receivable Agreement

Prior to this offering, we intend to complete the Reorganization Merger described under “Prospectus Summary — Corporate History and Organizational Structure” and “Organizational Structure — Reorganization Merger.”

Aurora Diagnostics, Inc. will enter into the Tax Receivable Agreement with our Principal Equityholders. The Tax Receivable Agreement will generally provide for the annual payment by Aurora Diagnostics, Inc. to our Principal Equityholders of 85 percent of certain cash tax savings, if any, in U.S. federal, state, local and foreign income tax realized by Aurora Diagnostics, Inc. after the completion of this offering as a result of:

•	favorable tax attributes associated with amortizable goodwill and other intangibles held by Aurora Holdings and created by its previous acquisitions;

•	any step-up in tax basis in our assets resulting from the Reorganization Merger and payments under the Tax Receivable Agreement to our Principal Equityholders; and

•	tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and our use of the portion of our payments under the Tax Receivable Agreement constituting imputed interest or amortizable tax basis. We expect that, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the Tax Receivable Agreement in respect of tax attributes resulting from past acquisitions described above, as well as from payments under the Tax Receivable Agreement, will aggregate $      million and range from approximately $      million to $      million per year over the next 15 years. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments from these tax attributes.

Although we do not believe that the IRS would challenge the tax benefits giving rise to payments under the Tax Receivable Agreement, our Principal Equityholders will not reimburse or indemnify us for any payments previously made if such tax benefits are subsequently disallowed or for any other claims made by the IRS, except that excess payments made to our Principal Equityholders will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the Tax Receivable Agreement that are greater than our actual cash tax savings.

During the first year following the Reorganization Merger, the Tax Receivable Agreement will provide for the payment of up to $1.0 million to our Principal Equityholders to offset income taxes incurred in connection with the Reorganization Merger. Subsequent payments under the Tax Receivable Agreement will be reduced by the amount of such payment to our Principal Equityholders.

We have the right (with the consent of our independent directors) to terminate the Tax Receivable Agreement. If we exercise this right, then our Principal Equityholders would be entitled to a lump sum amount in lieu of the payments otherwise provided under the agreement. That lump sum amount would be calculated by determining a present value for the total amount that would otherwise be payable under the agreement, using a discount rate and assumptions as to income tax rates and as to our ability to utilize the tax benefits (including the assumption that we will have sufficient taxable income to fully utilize the tax benefits). If the assumptions used in this calculation turn out not to be true, we may pay more or less than the specified percentage of certain cash tax savings realized by us after the completion of this offering. This lump sum amount must be paid in cash or be deferred, with interest, until all amounts payable under our credit facilities in existence as of the date of termination of the Tax Receivable Agreement have been paid. Any such acceleration can occur only at our election. Should we elect to terminate the Tax Receivable Agreement, we do not expect that the net impact of any such acceleration upon our overall financial condition would be materially adverse as compared to our existing obligations. The ultimate impact of a decision by us to accelerate will depend on what the ongoing payments would have been under the Tax Receivable Agreement absent acceleration, which will in turn depend on the various factors mentioned above.

If we default on any of our material obligations under the Tax Receivable Agreement, then, unless our Principal Equityholders seek specific performance of the Tax Receivable Agreement, our Principal Equityholders have the option to accelerate payments due under the Tax Receivable Agreement and require us to make a lump sum payment representing all past due and future payments under the Tax Receivable Agreement, discounted to present value.

In addition, the Tax Receivable Agreement provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the deductions arising from the tax benefits covered by the Tax Receivable Agreement. As a result, upon a change of control, we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of our cash tax savings.

Related Party Loans

On November 17, 2006, we entered into master promissory notes with each of James C. New, our Chairman, Chief Executive Officer and President, Martin J. Stefanelli, our Chief Operating Officer, Vice President and Secretary, Michael Null, our Vice President-Sales and Marketing, and Fred Ferrara, our Chief Information Officer, under which these executive officers were obligated to repay us, as of March 31, 2010, an amount in aggregate of approximately $1.9 million plus accrued interest. These arrangements were entered into to facilitate the purchases of Class C Aurora Holdings Units by these executive officers and were secured by a pledge of such units, as evidenced by a pledge agreement between us and these executive officers.

On March 7, 2008, we entered into promissory notes with each of the same executive officers, under which these executive officers were obligated to repay us, as of March 31, 2010, an amount in aggregate of approximately $350,000 plus accrued interest. These notes were secured by a pledge of Class X capital of Aurora Holdings then held by each these executive officers, which was evidenced by a pledge agreement between us and these executive officers. These arrangements were entered into to facilitate the purchases of Aurora Holdings’ Class X capital by these executive officers.

In accordance with the terms of these promissory notes, we required the prepayment of all amounts due thereunder from our executive officers in connection with or prior to this offering. All such amounts were prepaid by the executive officers on April 28, 2010.

In connection with our employment of Michael Null, our Vice President-Sales and Marketing, we entered into a letter agreement with Mr. Null in May 2008 and a related promissory note issued by Mr. Null on October 21, 2008, in the aggregate amount of $100,000, to facilitate Mr. Null’s relocation to our corporate headquarters. Pursuant to the letter agreement, a portion of the principal and interest under the note was forgiven each month, and Mr. Null was entitled to a gross-up for taxes accruing as a result thereof. The balance of the note and all accrued interest were forgiven on April 28, 2010.

On June 2, 2006, we entered into a former term loan facility with a party related to a former member of Aurora Holdings, GSO Capital Partners, with total available borrowings up to $145.0 million. This term loan facility required the related party to provide financing in connection with our operations and certain business acquisitions and had a maturity date of June 2, 2013. GSO Capital Partners extended credit to us in the form of:

•	term loans in aggregate principal amounts not in excess of $140.0 million, and

•	revolving loans, in aggregate principal amounts not in excess of $5.0 million.

This former term loan facility was collateralized by substantially all of Aurora Holdings’ assets and guaranteed by all of its subsidiaries. Interest was paid in arrears at LIBOR plus 3.75%. The interest rate was determined at the date of funding the term loans and was fixed for a period of three to six months at our option. After this initial interest rate period, the loan converted to a variable rate note at the greater of prime rate or the federal funds’ effective rate plus 0.50% plus a factor of 2.75%. Principal payments on the loans were due as net cash proceeds from either the sale of assets or the sale of equity was available.

During 2007, we borrowed an additional $128.8 million under this facility.

In December 2007, we entered into other former term loan facilities with a syndicate of lenders providing for a loan commitment up to $255.0 million. These former term loan facilities provided, among other things, funds for the repayment of the outstanding balance of the term loan facility with our related party described above. In connection with our repayment of the term loan facility with our related party, that loan facility was terminated.

Registration Rights Agreement

We are party to a Registration Rights Agreement with certain of our Principal Equityholders. Under the Registration Rights Agreement, our Principal Equityholders have certain registration rights with respect to our common stock.

Management Services Agreement

On June 2, 2006, we, through a wholly-owned subsidiary of Aurora Holdings, and two members of Aurora Holdings, Summit Partners and GSO Capital Partners, entered into a Management Services Agreement, or the Management Services Agreement. On June 12, 2009, the Management Services Agreement was amended to substitute KRG Capital Partners for GSO Capital Partners. The Management Services Agreement called for the members of Aurora Holdings and their affiliates to provide certain financial and management advisory services in connection with the general business planning and forecasting and acquisition and divestiture strategies. In exchange for the services, we paid an annual fee equal to 1.0% of revenues, plus expenses to Aurora Holdings’ members. As of December 31, 2008 and 2009, $0.6 million and $0.4 million, respectively, of management fees under the Management Services Agreement are reflected in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The consolidated statement of operations includes management fees of $0.6 million, $1.6 million and $1.8 million for the respective years ended December 31, 2007, 2008 and 2009. During 2007, 2008 and 2009, we paid management fees totaling $0.4 million, $1.3 million and $1.9 million, respectively. The Management Services Agreement will be terminated prior to the completion of this offering.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Further, in connection with this offering, we expect to enter into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management and Board of Directors — Indemnification of Officers and Directors and Limitation of Liability.”

Board of Directors

Prior to the completion of this offering, Summit Partners had the right to appoint three of our directors and KRG Capital Partners had the right to appoint three of our directors. These rights terminate upon the closing of this offering, and while the nominees of Summit Partners and KRG Capital Partners will remain on our Board of Directors following the completion of this offering, we will have no contractual obligation to retain them.

Participation in Directed Share Program

We expect that certain of our directors, officers, employees, business associates and related persons will purchase           shares of our common stock offered hereby in the directed share program established by us in connection with this offering. For further information, see “Underwriters–Directed Share Program.”

Related Person Transaction Review Procedures

Our Board of Directors has adopted a written policy and procedures, effective upon completion of this offering, for review and approval or ratification of transactions involving us and “related persons” (our directors and executive officers and their immediate family members or our shareholders owning five percent or greater of our outstanding common stock and their immediate family members). The policy covers any related person transaction that meets the minimum threshold for disclosure in a proxy statement under the SEC’s rules. Upon completion of this offering, a copy of our procedures may be found on our Web site, www.auroradx.com.

Related person transactions must be approved in advance by our nominating and corporate governance committee whenever possible or ratified as promptly as possible thereafter. We will disclose in our proxy statement any transactions that are found to be directly or indirectly material to a related person.

Prior to entering into a transaction with us, a related person must provide the details of the transaction to our Chief Financial Officer, including the relationship of the person to us, the dollar amount involved, and whether the related person or his or her family member has or will have a direct or indirect interest in the transaction. Our Chief Financial Officer will evaluate the transaction to determine if we or the related person has a direct or indirect material interest in the transaction. If so, then our Chief Financial Officer will notify our Chief Executive Officer and submit the facts of the transaction to our nominating and corporate governance committee for its review. Our nominating and corporate governance committee may approve a transaction only if these review procedures have been followed and our nominating and corporate governance committee determines that the transaction is not detrimental to us and does not violate our policies.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries. Because these are only summaries, they do not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, as well as the relevant portions of the Delaware General Corporation Law. The description of our capital stock reflects changes to our capital structure that will occur upon the completion of this offering.

Capital Stock

Our authorized capital stock consists of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share. In connection with the Reorganization Merger, we will amend our certificate of incorporation as part of the Reorganization Merger so as to provide for the appropriate number of authorized shares of common stock to complete this offering and the Reorganization Merger.

Immediately following the Reorganization Merger, we will have approximately      holders of record of our common stock. Of the authorized shares of our capital stock,      shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

After the completion of this offering we expect to have           shares of our common stock outstanding, and no shares of preferred stock outstanding, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Common Stock

Voting.

Holders of our common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval.

Upon completion of this offering, our Principal Equityholders will control approximately      percent of the voting power of our common stock. Accordingly, our Principal Equityholders can exercise significant influence over our business policies and affairs and can control any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of noncontrolling stockholders.

Dividends.

The holders of common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of legally available funds.

Liquidation or Dissolution.

Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Other Provisions.

None of the common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. Upon the completion of this offering, all outstanding shares of common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to           shares of preferred stock. Our Board of Directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the completion of this offering.

Corporate Opportunity

Our certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply against certain of our Principal Equityholders, or any of our directors who are employees of such Principal Equityholders, in a manner that would prohibit them from investing in competing businesses or doing business with our clients.

In the event that any Principal Equityholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we do not have any expectancy in that corporate opportunity, and the Principal Equityholder does not have any duty to communicate or offer that corporate opportunity to us and may pursue or acquire that corporate opportunity for itself or direct that opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Principal Equityholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Principal Equityholder, we will not have any expectancy in that corporate opportunity unless that corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Principal Equityholders and/or one or more of their respective affiliates from which we are expected to benefit, our amended and restated certificate of incorporation will provide that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any Principal Equityholder will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between us and the Principal Equityholder and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our Board of Directors who do not have a material financial interest in the transaction or (ii) an affirmative vote of a majority of the members of a committee of our Board of Directors consisting of members who do not have a material financial interest in the transaction;

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock.

See “Risk Factors — We are controlled by our Principal Equityholders whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.”

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.  Our Board of Directors has the ability to authorize undesignated shares of our preferred stock, which allows our Board of Directors to issue shares of our preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by our Chairman, Chief Executive Officer or President, or by a resolution adopted by a majority of our Board of Directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Elimination of Stockholder Action by Written Consent.  Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors.  Our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least 66.67 percent of our outstanding common stock. For more information, see “Management and Board of Directors — Board Composition and Election of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute.  We have opted out of Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.

Amendment of Certain Provisions in Our Organizational Documents.  The amendment of any of the above provisions, except for the provision relating to undesignated shares of our preferred stock, would require approval by holders of at least 66.67 percent of our then outstanding common stock.

The provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or the stockholders; acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and executive officers, and that we may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. Upon completion of this offering, we expect that we will have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     .

NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol ‘‘ARDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. These factors could also make it more difficult to raise funds through future offerings of common stock.

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of approximately           shares of our common stock, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Of these shares,           shares of our common stock to be sold in this offering, or           shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below.

Except with respect to shares of our common stock offered by our selling stockholders in this offering, including shares of our common stock to be sold by the selling stockholders if the underwriters exercise their over-allotment option, all of our officers and directors and substantially all of our stockholders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining           shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after 180 days from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months, may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described below, approximately           shares our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period contained in Rule 144, and, in the case of non-affiliates, without the availability of current public information. Subject to the lock-up period, approximately           shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, the selling stockholders, all of our directors and officers and the holders of approximately      percent of our outstanding stock on a fully diluted basis immediately prior to this offering have agreed to enter into lock-up agreements as described below under “Underwriters.”

Registration Agreement

We are party to a Registration Agreement with certain of our Principal Equityholders that grants registration rights to such Principal Equityholders. Under certain circumstances, these persons can require us to file registrations statements that permit them to re-sell their shares. See “Certain Relationships and Related Party Transactions — Registration Agreement.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF COMMON STOCK

General

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder (as defined below) that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, or other financial institutions, partnerships or other pass-through entities, holders of 10 percent or more of our common stock, U.S. expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of owning and disposing of our common stock in your particular situation.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock if that person is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual within the meaning of Section 7701(b) of the Internal Revenue Code;

•	a foreign corporation within the meaning of Section 7701(a) of the Internal Revenue Code or other foreign entity taxable as a foreign corporation under U.S. federal income tax law; or

•	a foreign estate or trust within the meaning of Section 7701(a) of the Internal Revenue Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we suggest you consult your own tax advisor.

Distributions

If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in our common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in our common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of our common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30 percent rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may establish entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed IRS Form W-8BEN (or a successor form) with us prior to the payment of a dividend. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, are also attributable to a non-U.S. holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s taxpayer identification number. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or a lower rate if specified by an applicable tax treaty.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, the gain is also attributable to a non-U.S. holder’s U.S. permanent establishment. In such a case, unless an applicable tax treaty provides otherwise, the non-U.S. holder generally will be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described in “— Distributions” above.

•	A non-U.S. holder who is an individual holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses realized in the taxable year of the sale or other disposition.

•	At any time during the shorter of the 5-year period ending on the date of a sale or other disposition of our stock or the period that the non-U.S. holder held our common stock, our company is classified as a United States Real Property Holding Corporation and, if our common stock is treated as “regularly traded on an established securities market,” only if the non-U.S. holder owns or is treated as owning more than 5 percent of our common stock at any time within such period. A United States Real Property Holding Corporation is generally defined as a corporation, the fair market value of whose real property interests equals or exceeds 50 percent of the fair market value of its U.S. real property interests, its interests in real property located outside the United States and any other of its assets used or held for use in a trade or business. Our company believes it is not and does not anticipate becoming a United States Real Property Holding Corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 28 percent), on certain payments on common stock. A non-U.S. holder of our common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person,

•	a foreign person that derives 50 percent or more of its gross income for specified periods from the conduct of a trade or business in the United States,

•	a “controlled foreign corporation” as defined in the Internal Revenue Code, or

•	a foreign partnership that at any time during its tax year either (1) has one or more U.S. persons that, in the aggregate, own more than 50 percent of the income or capital interests in the partnership or (2) is engaged in the conduct of a trade or business in the United States.

Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established (generally, such certification is made on IRS Form W-8BEN). Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is timely filed with the IRS.

Recently-Enacted Federal Tax Legislation

On March 18, 2010, President Obama signed the “Hiring Incentives to Restore Employment (HIRE) Act,” or the HIRE Act. The HIRE Act includes a revised version of a bill introduced in late October 2009 in both the House and the Senate, the “Foreign Account Tax Compliance Act of 2009” or the FATCA Bill.

Under the HIRE Act, foreign financial institutions (which include hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) must comply with new information reporting rules with respect to their U.S. account holders and investors (which would include certain equity and debt holders of such institutions, as well as certain account holders and investors in foreign entities with U.S. owners) or confront a new withholding tax on U.S.-source payments made to them. A foreign financial institution or other foreign entity that does not comply with the HIRE Act’s reporting requirements generally will be subject to a new 30 percent withholding tax with respect to any “withholdable payments” made after December 31, 2012. For this purpose, “withholdable payments” are U.S.-source payments otherwise subject to nonresident withholding tax (including dividends paid on our common stock) and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers (including the gross proceeds from the disposition of our common stock). The new HIRE Act’s withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The U.S. Treasury is authorized to provide rules for implementing the HIRE Act’s withholding regime with the existing nonresident withholding tax rules. The HIRE Act also imposes new information reporting requirements and increases related penalties for U.S. persons.

Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any United States persons who directly or indirectly own more than 10 percent of the entity.

Withholding under the HIRE Act will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and the U.S. Treasury is authorized to provide additional exceptions.

As noted above, the new HIRE Act’s withholding and information reporting requirements generally will apply to withholdable payments made after December 31, 2012. You are urged to consult with your tax advisors regarding these new provisions.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is a summary of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, UBS Securities LLC, and Barclays Capital Inc. are serving as the representatives and joint book-running managers, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated
UBS Securities LLC
Barclays Capital Inc.
RBC Capital Markets Corporation
BMO Capital Markets Corp.
Lazard Capital Markets LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the initial public offering price. Any underwriter may allow a concession not in excess of $      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions paid by us would be $     . We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share		Total
	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Total	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $     , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock, giving effect to the reimbursement of certain expenses by the selling stockholders and the underwriters. The underwriters and the selling stockholders have agreed to reimburse us for a portion of our expenses.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “ARDX.”

We, the selling stockholders, all of our directors and officers and the holders of approximately           percent of our outstanding common stock on a fully diluted basis immediately prior to this offering have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC, and Barclays Capital Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for the common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC, and Barclays Capital Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Subject to certain exceptions, the lock-up restrictions described in the immediately preceding paragraph do not apply to us or the holders referenced above, as follows:

•	the sale of shares common stock to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant, or the conversion of a security outstanding on the date of this prospectus, of which the underwriters have been advised in writing;

•	transactions by such holders relating to shares of common stock, or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift;

•	distributions by such holders of shares of common stock or any security convertible into common stock to limited partners or stockholders of the transferor and transfers of shares of common stock to an affiliate (as defined under the Securities Act);

•	the transfer of shares of common stock that occur pursuant to a will, other testamentary document or applicable laws of descent;

•	transfers of shares of common stock pursuant to a qualified domestic order or in connection with a divorce settlement;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of common stock during this 180-day restricted period; or

•	any issuance or transfer in connection with the Reorganization Merger;

provided that, in the case of each of the fourth, fifth, sixth, seventh and ninth types of transactions described above, each recipient or transferee agrees to be subject to the restrictions described in the preceding paragraph and that no filing under Section 16(a) of the Exchange Act, reporting a change in beneficial ownership of shares of common stock, is required or voluntarily made in connection with these transactions during this 180-day restricted period. In addition, in the case of each of the third and eleventh types of transactions described above, no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with these transactions during this 180-restricted period.

Notwithstanding the foregoing, in the event that any shares of common stock held by either Summit Partners or KRG Capital Partners are released from such lock-up restrictions by the representatives, a pro rata portion of shares of the common stock held by the other of the Summit Partners or KRG Capital Partners will be immediately and fully released from any remaining lock-up restrictions.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common stock to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our common stock to the public” in relation to any shares common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us, and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Certain Relationships

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement. In particular, affiliates of Morgan Stanley & Co. Incorporated, UBS Securities LLC, Barclays Capital Inc., RBC Capital Markets Corporation and BMO Capital Markets Corp., underwriters in this offering, are lenders under our new credit facilities. Our new secured credit facilities were negotiated on an arms’ length basis and contain customary terms pursuant to which the lenders receive customary fees. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Lazard Frères & Co. referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection with this referral.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the initial offering price, up to           shares of our common stock offered hereby for certain of our directors, officers, employees, business associates, and related persons. The shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered to the general public on the same basis as the other shares offered hereby. Any shares purchased in the directed share program will be subject to a 180-day lock-up period and, accordingly, subject to the exceptions described above with respect to the lock-ups, may not be resold during such 180-day period.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price to earnings ratios, price to sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

Alston & Bird LLP will pass upon the legality of the shares of our common stock to be issued in this offering. Shearman & Sterling LLP will pass upon legal matters in connection with this offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Aurora Holdings, at December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The consolidated financial statements of South Texas Dermatopathology Laboratory, P.A. and Subsidiaries at November 20, 2009 and for the period from January 1, 2009 through November 20, 2009 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The financial statements of Twin Cities Dermatopathology, P.A. at March 7, 2008 and December 31, 2007 and for the period from January 1, 2008 through March 7, 2008 and for the year ended December 31, 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The financial statements of Laboratory Medicine Consultants, Ltd. at December 10, 2007 and for the period from January 1, 2007 through December 10, 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The consolidated financial statements of Greensboro Pathology Associates, P.A. and Subsidiary at October 4, 2007 and for the period from January 1, 2007 through October 4, 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The consolidated financial statements of Mark & Kambour, M.D., P.A. and Subsidiary at October 11, 2007 and for the period from January 1, 2007 through October 11, 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The financial statements of Cunningham Pathology, LLC at April 30, 2007 and for the period from January 1, 2007 through April 30, 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

The financial statements of Pathology Solutions, LLC at March 12, 2010 and for the period from January 1, 2010 through March 12, 2010 and for the years ended December 31, 2009, 2008 and 2007 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.auroradx.com. Our internet site is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Aurora Diagnostics Holdings, LLC*
Consolidated Financial Statements
As of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009

Aurora Diagnostics Holdings, LLC*
Unaudited Consolidated Financial Statements
As of June 30, 2010 and for the six months ended June 30, 2010

Unaudited Consolidated Condensed Balance Sheet as of June 30, 2010	F-30
Unaudited Consolidated Condensed Statements of Operations for the six months ended June 30, 2010 and 2009	F-31
Unaudited Consolidated Condensed Statement of Members’ Equity and Comprehensive Income (Loss) for the six months ended June 30, 2010	F-32
Unaudited Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2010 and 2009	F-33
Notes to Consolidated Condensed Financial Statements	F-34

South Texas Dermatopathology Laboratory, P.A. and Subsidiaries
Consolidated Financial Statements

Twin Cities Dermatopathology, P.A.
Financial Statements

Laboratory Medicine Consultants, LTD.
Financial Statements

Greensboro Pathology Associates, P.A. and Subsidiary
Consolidated Financial Statements

Mark & Kambour, M.D., P.A. and Subsidiary
Consolidated Financial Statements

Cunningham Pathology, LLC
Financial Statements

Pathology Solutions, LLC
Financial Statements

Independent Auditor’s Report	F-100
Balance Sheets as of March 12, 2010 and December 31, 2009, 2008 and 2007	F-101
Statements of Operations and Members’ Equity and Comprehensive Income for the period from January 1, 2010 through March 12, 2010 and for the years ended December 31, 2009, 2008 and 2007	F-102
Statements of Cash Flows for the period from January 1, 2010 through March 12, 2010 and for the years ended December 31, 2009, 2008 and 2007	F-103
Notes to Financial Statements	F-104

Schedule II — Valuation and Qualifying Accounts	F-109

*	The financial statements of Aurora Diagnostics, Inc. have been omitted as the entity has not commenced operations and has no activities except in connection with its formation. The members of Aurora Diagnostics Holdings, LLC will exchange their equity interests for equity interests in Aurora Diagnostics, Inc. in connection with the Company’s Reorganization Merger described in the Registration Statement. In accordance with Article 3-05 of Regulation S-X and SAB Topic I.J, the financial statements of significant acquisitions are presented in the Registration Statement and include the required periods preceding the date of acquisition by Aurora Diagnostics Holdings, LLC.

Report of Independent Registered Public Accounting Firm

To the Members
Aurora Diagnostics Holdings, LLC

We have audited the accompanying consolidated balance sheets of Aurora Diagnostics Holdings, LLC as of December 31, 2009 and 2008, and the related consolidated statements of operations, members’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule of Aurora Diagnostics Holdings, LLC. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aurora Diagnostics Holdings, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 of the consolidated financial statements, Aurora Diagnostics Holding, LLC changed its method of accounting for business combinations during the year ended December 31, 2009.

/s/ McGladrey & Pullen, LLP
Ft. Lauderdale, Florida
March 26, 2010

Aurora Diagnostics Holdings, LLC

Consolidated Balance Sheets

	December 31,
	2008	2009
	($ in thousands)
Assets
Current Assets
Cash and cash equivalents	$7,278	$27,424
Accounts receivable, net	15,256	16,106
Prepaid expenses and other assets	1,894	2,031
Prepaid income taxes	—	133
Deferred tax assets	2,099	2,026

Total current assets	26,527	47,720

Property and Equipment, net	6,702	7,580

Other Assets:
Deferred debt issue costs, net	5,022	3,932
Deposits and other noncurrent assets	215	17,149
Goodwill	250,340	271,725
Intangible assets, net	126,710	114,638

	382,287	407,444

	$415,516	$462,744

Liabilities and Members’ Equity
Current Liabilities
Current portion of long-term debt	$10,010	$11,596
Current portion of fair value of contingent consideration	—	804
Accounts payable and accrued expenses	3,042	4,850
Accrued compensation	5,319	7,124
Accrued interest	3,442	3,047
Current portion of acquisition related liability	1,456	592
Fair value of derivative	—	125
Income taxes payable	164	—

Total current liabilities	23,433	28,138
Long-term debt, net of current portion	217,303	205,056
Acquisition related liability, net of current portion	656	—
Deferred tax liabilities, net	10,375	10,190
Fair value of contingent consideration, net of current portion	—	2,296
Fair value of derivative	2,573	—
Commitments and Contingencies
Members’ Equity
Member Contributions
Class A member units, 85,000 units issued and outstanding	$146,250	$146,250
Class A-1 member units, 21,382 units issued and outstanding as of December 31, 2009 and no units issued and outstanding as of December 31, 2008	—	50,282
Class B member units, 10,000 units issued and outstanding	(412)	(2,333)
Class C member units, 5,000 units issued and outstanding	1,870	1,870
Class D member units, 10,000 issued and outstanding	1,164	316
Class X, no member units authorized under LLC agreement	6,708	6,708
Accumulated Other Comprehensive Loss	(2,573)	(125)
Equity Transaction Costs	(1,750)	(4,825)
Retained Earnings	9,919	18,921

Total Members’ Equity	$161,176	$217,064

	$415,516	$462,744

See Notes to Consolidated Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Statements of Operations
Years Ended December 31, 2007, 2008 and 2009

	2007	2008	2009
	($ in thousands)

Net Revenues	$63,451	$157,850	$171,565

Operating costs and expenses:
Cost of services	27,480	66,382	71,778
Selling, general and administrative expenses	15,172	33,194	36,854
Provision for doubtful accounts	2,378	8,037	9,488
Intangible asset amortization expense	5,721	14,308	14,574
Management fees	644	1,559	1,778
Impairment of goodwill and other intangible assets	—	—	8,031
Acquisition and business development costs	374	676	1,074
Equity based compensation expense	—	1,164	—

Total operating costs and expenses	51,769	125,320	143,577

Income from operations	11,682	32,530	27,988

Other income (expense):
Interest expense	(7,114)	(21,577)	(18,969)
Write-off of deferred debt issue costs	(3,451)	—	—
Other income	124	125	28

Total other expense, net	(10,441)	(21,452)	(18,941)

Income before income taxes	1,241	11,078	9,047
Provision for income taxes	762	408	45

Net income	$479	$10,670	$9,002

See Notes to Consolidated Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Statement of Members’ Equity and Comprehensive Income
Years Ended December 31, 2007, 2008 and 2009

			Accumulated
		Member	Other	Equity	Retained	Total
	Member	Contributions	Comprehensive	Transaction	(Deficit)	Members’
	Units	(Distributions)	Income (Loss)	Costs	Earnings	Equity
			($ in thousands)

Balance, December 31, 2006	100,000	$32,564	$—	$—	$(1,230)	$31,334
Member contributions	—	116,705	—	—	—	116,705
Equity transaction costs	—	—	—	(2,000)	—	(2,000)
Member notes receivable	—	(1,441)	—	—	—	(1,441)
Net income	—	—	—	—	479	479

Balance, December 31, 2007	100,000	147,828	—	(2,000)	(751)	145,077
Member contributions	—	7,379	—	—	—	7,379
Adjustment to equity transaction costs	—	—	—	250	—	250
Equity compensation	10,000	1,164	—	—	—	1,164
Fair value of derivative	—	—	(2,573)	—	—	(2,573)
Member notes receivable	—	(379)	—	—	—	(379)
Tax distributions	—	(412)	—	—	—	(412)
Net income	—	—	—	—	10,670	10,670

Balance, December 31, 2008	110,000	155,580	(2,573)	(1,750)	9,919	161,176
Contributions from members	21,382	50,322	—	—	—	50,322
Equity transaction costs	—	—	—	(3,075)	—	(3,075)
Fair value of derivative	—	—	2,448	—	—	2,448
Tax distributions	—	(2,809)	—	—	—	(2,809)
Net income	—	—	—	—	9,002	9,002

Balance, December 31, 2009	131,382	$203,093	$(125)	$(4,825)	$18,921	$217,064

See Notes to Consolidated Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2008 and 2009

	2007	2008	2009
	($ in thousands)

Cash Flows From Operating Activities
Net income	$479	$10,670	$9,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,386	16,137	17,060
Amortization of deferred debt issue costs	224	978	1,090
Amortization of original issue discount on debt	22	274	305
Deferred income taxes	(885)	(1,094)	(1,568)
Equity based compensation	—	1,164	—
Write-off of deferred debt issue costs	3,451	—	—
Impairment of goodwill and other intangible assets	—	—	8,031
Changes in assets and liabilities, net of working capital acquired in business combinations:
(Increase) decrease in:
Accounts receivable	(113)	(1,048)	(287)
Prepaid expenses	(1,110)	(256)	64
Increase (decrease) in:
Accounts payable and accrued expenses	(1,481)	401	1,815
Accrued compensation	(485)	1,445	1,544
Accrued interest	1,796	1,566	(395)
Taxes payable	1,543	(1,267)	(298)

Net cash provided by operating activities	9,827	28,970	36,363

Cash Flows From Investing Activities
Purchase of property and equipment	(2,135)	(2,746)	(2,961)
Increase in deposits and other noncurrent assets	(60)	31	(16,934)
Payment of contingent notes	(1,929)	(12,531)	(12,668)
Businesses acquired, net of cash acquired	(299,357)	(31,026)	(16,698)

Net cash used in investing activities	(303,481)	(46,272)	(49,261)

Cash Flows From Financing Activities
Borrowings under former term loan facility	128,835	—	—
Repayments under former term loan facility	(135,385)	—	—
Repayments of subordinated notes payable	(327)	(2,916)	(3,045)
Net borrowings under revolver	25	(24)	(1)
Borrowings under new term loan facilities	201,300	22,100	—
Repayments under new term loan facilities	—	(7,800)	(8,200)
Equity transaction costs	—	(1,750)	(3,075)
Payment of deferred debt issuance and public offering costs	(9,244)	(176)	(148)
Contributions from members, net of tax distributions	115,264	6,588	47,513

Net cash provided by financing activities	300,468	16,022	33,044

Net increase (decrease) in cash	6,814	(1,280)	20,146
Cash and cash equivalents, beginning	1,744	8,558	7,278

Cash and cash equivalents, ending	$8,558	$7,278	$27,424

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$5,184	$20,736	$17,857

Cash tax payments, including member tax distributions	$163	$3,325	$4,577

Supplemental Schedule of Noncash Investing and Financing Activities
Notes receivable for membership interests	$1,441	$379	$—

Capital lease obligations	$—	$—	$280

See Notes to Consolidated Financial Statements.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Aurora Diagnostics Holdings, LLC and subsidiaries (the “Company”) was organized in the State of Delaware as a limited liability company on June 2, 2006 to operate as a diagnostic services company. The practices provide physician-based general anatomic and clinical pathology, dermapathology, molecular diagnostic services and other esoteric testing services to physicians, hospitals, clinical laboratories and surgery centers. The Company’s operations consist of one reportable segment.

The Company operates in a highly regulated industry. The manner in which licensed physicians can organize to perform and bill for medical services is governed by state laws and regulations. Businesses like the Company often are not permitted to employ physicians or to own corporations that employ physicians or to otherwise exercise control over the medical judgments or decisions of physicians.

In states where the Company is not permitted to directly own a medical services provider or for other commercial reasons, it performs only non-medical administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. In those states, the Company conducts business through entities that it controls, and it is these affiliated entities that employ the physicians who practice medicine. In such states, the Company generally enters into a contract that restricts the owner of the affiliated entity from transferring their ownership interests in the affiliated entity and otherwise provides the Company or its designee with a controlling voting or financial interest in the affiliated entity and its laboratory operations. This controlling financial interest generally is obtained pursuant to a long-term management services agreement between the Company and the affiliated entity. Under the management services agreement, the Company exclusively manages all aspects of the operation other than the provision of medical services. Generally, the affiliated entity has no operating assets because the Company acquired all of its operating assets at the time it acquired the related laboratory operations. In accordance with the relevant literature, these affiliated entities are included in the consolidated financial statements of Aurora Diagnostics Holdings, LLC.

Summary of Significant Accounting Policies

Principles of Consolidation:  The accompanying consolidated financial statements of the Company include the accounts of Aurora Diagnostics Holdings, LLC, its wholly-owned subsidiaries and companies in which the Company has a controlling financial interest by means other than the direct record ownership of voting stock. All accounts and transactions between the entities have been eliminated in consolidation.

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair Value of Financial Instruments:  On January 1, 2008, the Company adopted a new standard related to the accounting for financial assets and liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually.

On January 1, 2009, the Company adopted authoritative guidance for its nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. The adoption of the guidance did impact the Company’s disclosure requirements related to the Company’s 2009 acquisition as described in Note 2 and the impairment of the Company’s intangible assets and goodwill described in Note 5.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

standard became effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

The fair value accounting standards clarify the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:  Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations, financial position and cash flows. In 2007, 2008 and 2009, approximately 28%, 28% and 25%, respectively, of the Company’s consolidated net revenues were generated by Medicare and Medicaid programs.

Segment Reporting:  The Company operates throughout the United States in one reportable segment, the medical laboratory industry. Medical laboratories offer a broad range of testing services to the medical profession. The Company’s testing services are categorized based upon the nature of the test: general anatomic pathology, dermatopathology, molecular diagnostic services and other esoteric testing services to physicians, hospitals, clinical laboratories and surgery centers. Our revenues consist of payments or reimbursements for these services. Revenues from private insurance, including managed care organizations and commercial payors, Medicare and Medicaid and physicians and individual patients represented approximately 61%, 25%, and 14%, respectively, of revenue for the year ended December 31, 2009.

Cash and Cash Equivalents:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. The Company maintains its cash balances at high quality financial institutions. The Company’s balances in its accounts may periodically exceed amounts insured by the Federal Deposit Insurance Corporation, of up to $250,000 at December 31, 2008 and 2009. The Company does not believe it is exposed to any significant credit risk and has not experienced any losses.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Goodwill:  Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired. The Company reviews goodwill for impairment at the reporting unit level annually or, when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a two- step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

allocated to the reporting unit. If the fair value of the reporting unit exceeds the carrying value, no further analysis or write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value.

Intangible Assets:  Intangible assets, acquired as the result of a business combination, are recognized at fair value, as an asset apart from goodwill if the asset arises from contractual or other legal rights, or if it is separable. Intangible assets, principally representing the fair value of customer relationships, health care facility agreements and non-competition agreements acquired, are capitalized and amortized on the straight-line method over their expected useful life, which generally ranges from 4 to 18 years.

Long-Lived Assets:  The Company recognizes impairment losses for long-lived assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company continually assesses whether an impairment in the carrying value of the intangible assets has occurred. If the undiscounted future cash flows over the remaining amortization period of an intangible asset indicate the value assigned to the intangible asset may not be recoverable, the Company reduces the carrying value of the intangible asset. The Company would determine the amount of any such impairment by comparing anticipated discounted future cash flows from acquired businesses with the carrying value of the related assets. In performing this analysis, the Company considers such factors as current results, trends and future prospects, in addition to other relevant factors.

Distributions to Members and Allocation of Profits and Losses:  Profits and losses are allocated to the members in accordance with certain provisions contained in the Company’s Amended and Restated Limited Liability Company Agreement, dated June 12, 2009 (the “LLC Agreement”). Distributions are also made in accordance with the terms of the LLC Agreement.

Equity-Based Compensation:  During 2008, the Company adopted a new Equity Incentive Plan (the “New Plan”) to replace the Company’s original Equity Incentive Plan. The original Equity Incentive Plan for the grant of membership options to key employees, directors and consultants to purchase Class A membership interests was cancelled upon adoption of the New Plan. No options had been issued under the original plan. This New Plan provides awards of membership interest units in the Company. These interests are denominated as Class D-1, Class D-2, and Class D-3 units. During 2008, the Company authorized and issued 4,000 D-1 units; 3,000 D-2 units; and 3,000 D-3 units. Compensation expense for awards and related tax effects are recognized as they vest. All membership interest units issued in 2008 were fully vested as of December 31, 2008.

The fair value of each membership interest unit granted is valued using a Black-Scholes-Merton pricing model at the time the units are granted. That amount is fully amortized at the time the units vest. The valuation technique incorporates assumptions for the expected volatility of the unit price, the expected term of the unit, expected dividends, forfeitures and risk-free interest rate for the expected term of the unit. Expected volatility is based on historical volatility of an appropriate industry sector index. An appropriate industry sector index is one that is representative of the industry sector in which the nonpublic entity operates. The expected term of the unit is based on historical experience and represents the time periods units actually remain outstanding. The risk-free interest rate takes into account the time-value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. The Company estimated forfeitures based on historical experience and shall revise this estimate in subsequent periods if actual forfeitures differ from those estimated.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The fair value of each membership interest unit granted in 2008 was estimated using the following assumptions:

2008

Expected life	3 years
Volatility percentage	20.2%
Interest rate	3.1%
Dividends	—
Forfeiture rate	—

There were no membership interest units granted or forfeited during the year ended December 31, 2009.

Deferred Debt Issue Costs:  During 2007, the Company incurred approximately $2.9 million of debt issue costs associated with the former term loan facility and $0.4 million in costs paid to the former lender in connection with the new term loan facility. In December 2007, the Company obtained a new term loan facility and used a portion of the proceeds to pay off and terminate the former term loan facilities. As a result, the Company wrote off $3.5 million of unamortized deferred debt issue costs.

During 2007 and 2008, the Company incurred approximately $5.9 million and $0.2 million, respectively, of debt issue costs in connection with its new term loan facilities. These deferred debt issue costs are being amortized to interest expense using the effective interest method. Amortization expense was $0.2 million, $1.0 million and $1.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Deferred debt issue costs as of December 31, 2008 and 2009 consist of the following (in thousands):

	2008	2009

Deferred debt issue costs	$6,080	$6,080
Less accumulated amortization	(1,058)	(2,148)

Deferred debt issue costs, net	$5,022	$3,932

Income Taxes:  The Company is a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes, the income attributable to the limited liability company is distributed to the members in accordance with the terms of the operating agreement. In addition, tax distributions related to the income allocated to each member are paid out quarterly. However, certain of the Company’s subsidiaries are structured as corporations, file separate returns, and therefore are subject to federal and state income taxes. The provision for income taxes, for these subsidiaries, is reflected in the Company’s consolidated financial statements and includes federal and state taxes currently payable and changes in deferred tax assets and liabilities excluding the establishment of deferred tax assets and liabilities related to the acquisitions. Deferred income taxes represent the estimated future tax effects resulting from temporary difference between financial statements carrying values and the tax reporting basis of the related assets and liabilities. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Derivative Financial Instruments:  The Company uses derivative financial instruments to manage its interest rate risk. The Company records derivatives as either an asset or liability measured at its fair value. The fair value is based upon quoted market prices obtained from third-party institutions. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

designated as part of a hedge transaction and, if it is, the type of hedge transaction based on the specific qualifying conditions as prescribed by the FASB standards on accounting for derivative instruments and hedging activities. If it is determined the derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting and any deferred gains or losses are recorded in the consolidated statements of operations.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company’s policy is to place cash in highly-rated financial institutions. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payers and their dispersion across many different geographic regions. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments, and payment is primarily dependent on submitting appropriate documentation.

Reclassifications:  Certain prior year amounts have been reclassified to conform to the 2009 presentation. The results of these reclassifications had no effect on consolidated members’ equity or net income.

New Accounting Standards:  On January 1, 2009, the Company adopted a new accounting standard issued by the FASB related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). Among the significant changes, this standard requires a redefining of the measurement date of a business combination, expensing direct transaction costs as incurred, capitalizing in-process research and development costs as an intangible asset and recording a liability for contingent consideration at the measurement date with subsequent re-measurements recorded in the results of operations. This standard also requires costs for business restructuring and exit activities related to the acquired company to be included in the post-combination financial results of operations and also provides new guidance for the recognition and measurement of contingent assets and liabilities in a business combination. In addition, this standard requires several new disclosures, including the reasons for the business combination, the factors that contribute to the recognition of goodwill, the amount of acquisition related third-party expenses incurred, the nature and amount of contingent consideration, and a discussion of pre-existing relationships between the parties. The application of this standard was material for business combinations completed in 2009, as further described in Note 2. The standard is likely to have a significant effect on the way the Company allocates the purchase price of certain future business combinations, including the recognition and measurement of assets acquired and liabilities assumed and the expensing of direct transaction costs and costs to integrate the acquired business.

On January 1, 2009, the Company adopted a new accounting standard issued by the FASB related to the disclosure of derivative instruments and hedging activities. This standard expanded the disclosure requirements about an entity’s derivative financial instruments and hedging activities, including qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

Effective June 30, 2009, the Company adopted a newly issued accounting standard related to accounting for and disclosure of subsequent events in its consolidated financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the Company to disclose that it has evaluated subsequent events through the date of the filing or issue date. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States of

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

America (“GAAP”) recognized by the FASB in the preparation of financial statements. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued new accounting guidance on when an entity should be included in consolidated financial statements. The new guidance amends the evaluation criteria to identify the primary beneficiary of a variable interest entity, or “VIE”, and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity-method investments, and collaboration arrangements. The guidance is applicable to all new and existing VIEs. This standard is effective for the Company as of January 1, 2010 and the Company does not expect the impact of its adoption to be material to its consolidated financial statements.

In December 2009, the FASB issued an amendment to the accounting guidance on how a company determines when an entity is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under the guidance, a controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance becomes effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and will be applied by the Company for all interim and annual periods beginning January 1, 2010. The Company does not expect the impact of the adoption of this amended guidance to be material to its consolidated financial statements.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements. Among these amendments, entities will be required to provide enhanced disclosures about transfers into and out of the Level 1(fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the new standard is effective for the Company for interim and annual reporting periods beginning after December 31, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for the Company for interim and annual reporting periods beginning after December 31, 2010. The Company does not expect that the adoption of this new standard will have a material impact on its consolidated financial statements.

Subsequent Events:  The Company has evaluated all subsequent events through the date of issuance of the consolidated financial statements.

Note 2.	Acquisitions

2007 Acquisitions

During 2007, the Company acquired substantially all of the assets of three pathology practices, and 100% of the equity of five pathology practices for an aggregate purchase price (including acquisition costs) of $319.8 million and additional consideration in the form of contingent notes. The aggregate purchase price included cash of $306.1 million and subordinated unsecured notes payable of $13.7 million. The cash portion of the purchase price was funded primarily with proceeds from member contributions and the Company’s current and former term loan facilities of $115.3 million and $190.8 million, respectively.

In connection with one acquisition in 2007, the Company agreed to assume up to $4.0 million to be paid to four retired physicians. The obligation is to be paid over three to five years. As of December 31, 2009, this acquisition

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

related liability has a remaining balance of approximately $0.6 million. During 2008 and 2009, the Company paid $1.9 million and $1.5 million, respectively, related to this liability.

2008 Acquisitions

During 2008, the Company acquired 100 percent of the equity of one pathology practice, for an aggregate purchase price (including acquisition costs) of $27.3 million and additional consideration in the form of contingent notes. The purchase price was funded primarily with proceeds from the issuance of Class A, C, and X membership interests of $7.3 million and the Company’s new term loan facility of $20.0 million.

During 2008, the Company finalized its allocation of the purchase price for the 2008 acquisition and 2007 acquisitions resulting in an adjustment to goodwill of approximately $1.1 million related to professional fees and other acquisition costs.

2009 Acquisitions

On December 31, 2009, the Company paid cash totaling $17.0 million to acquire 100% of the equity of two pathology practices. These acquisitions were consummated on January 1, 2010 and therefore, the cash paid totaling $17.0 million was included in Deposits and other non-current assets in the accompanying consolidated balance sheet as of December 31, 2009.

In November 2009, the Company acquired 100% of the equity of one pathology practice for an aggregate cash purchase price of $15.3 million. In addition, the Company issued contingent consideration, payable over three years based on the acquiree’s future performance. The Company has estimated the fair value of the contingent consideration and recorded a related liability in the accompanying consolidated balance sheets as of December 31, 2009 of $3.1 million. The cash portion of the purchase price was funded primarily with proceeds from the issuance of Class A-1 membership interests. The estimated fair value of the assets acquired and liabilities assumed in connection with the 2009 acquisition are preliminary and are expected to be finalized in 2010.

On January 1, 2009, the Company adopted a new accounting standard issued by the FASB related to accounting for business combinations using the acquisition method of accounting (previously referred to as the purchase method). In connection with this adoption, during 2009, the Company has expensed $0.6 million of transaction costs associated with its completed acquisitions and business development costs in the accompanying consolidated statements of operations.

Goodwill is calculated as the purchase premium after adjusting for the fair value of net assets acquired and represents the strategic benefits, including enhanced financial and operational scale, market diversification, leveraged combined networks and improved competitive positioning, arising from the integration of the acquired entities.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the consideration for the acquisitions made in 2007, 2008 and 2009. Total consideration for 2009 acquisitions excludes contingent consideration payable, with a fair value of approximately $3.1 million (in thousands):

	Date	Cash	Subordinated	Total
Location	Acquired	Paid	Notes Issued	Consideration

Michigan	February 2, 2007	$16,319	$—	$16,319
Georgia	March 21, 2007	2,925	897	3,822
Alabama	April 30, 2007	43,320	12,761	56,081
Michigan	May 30, 2007	16,723	—	16,723
North Carolina	October 4, 2007	144,663	—	144,663
Florida	October 11, 2007	18,704	—	18,704
Nevada	December 10, 2007	49,336	—	49,336
Florida	December 10, 2007	14,126	—	14,126

Total 2007 Acquisitions		$306,116	$13,658	$319,774

Minnesota	March 7, 2008	27,301	—	27,301

Total 2008 Acquisitions		$27,301	$—	$27,301

Texas	November 20, 2009	15,340	—	15,340

Total 2009 Acquisitions		$15,340	$—	$15,340

Contingent Consideration

In connection with the acquisitions, the Company has agreed to pay additional consideration in future periods, based upon the attainment of stipulated levels of operating earnings by each of the acquired entities, as defined in their respective agreements. For all acquisitions prior to January 1, 2009, the Company does not accrue contingent consideration obligations prior to the attainment of the objectives and the amount owed becomes fixed and determinable. For the years ended December 31, 2007, 2008 and 2009, the Company paid consideration under contingent notes of $1.9 million, $12.5 million and $12.7 million, respectively.

As of December 31, 2009, assuming the practices, including the one acquired in November 2009, achieve the maximum level of stipulated operating earnings, the maximum principal amount of contingent consideration payable, over the next three to five years is approximately $101 million. A lesser amount will be paid for earnings below the maximum level of stipulated earnings or no payments will be made if the practices do not achieve the minimum level of stipulated earnings as outlined in their respective agreements. Any such payments in the future for acquisitions completed prior to January 1, 2009 would be accounted for as additional purchase price and increase goodwill. For acquisitions completed during 2009, future payments will be reflected in the change in the fair value of the contingent consideration.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The following tables summarize the estimated aggregate fair value of the assets acquired and liabilities assumed in connection with the acquisitions in 2008 and 2009 (in thousands):

	2008	2009

Cash	$531	$162
Accounts receivable	622	563
Other assets	23	73
Property and equipment	108	125
Intangible assets	9,610	3,922
Goodwill	17,275	15,327

Assets acquired	28,169	20,172

Accounts payable and accrued expenses	254	12
Accrued compensation	614	264
Fair value of contingent consideration	—	3,100
Deferred tax liabilities	—	1,456

Liabilities assumed	868	4,832

Net assets acquired	$27,301	$15,340

Net assets acquired	$27,301	$15,340
Less:
Cash acquired	(531)	(162)

Cash paid for acquisitions, net of cash acquired	26,770	15,178
Acquisition costs and acquisition-related liability paid	4,256	1,520

Total businesses acquired and related costs, net of cash acquired	$31,026	$16,698

Pro-Forma Information (Unaudited)

The accompanying consolidated financial statements include the results of operations of the acquisitions from the date acquired through December 31, 2009.

The following unaudited pro forma information presents the consolidated results of the Company’s operations and the results of the 2009 acquisition for the years ended December 31, 2008 and 2009, after giving effect to amortization, depreciation, interest, income tax, and the reduced level of certain specific operating expenses (primarily compensation and related expenses attributable to former owners) as if the acquisition had been consummated on January 1, 2008. Such unaudited pro forma information is based on historical unaudited financial information with respect to the 2009 acquisition and does not include operational or other changes which might have been effected by the Company. The unaudited pro forma information for the years ended December 31, 2008 and 2009 presented below is for illustrative purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands):

	Pro Forma December 31,
	2008	2009

Net Revenues	$165,282	$178,849

Net Income	$11,847	$10,662

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma information presents the consolidated results of the Company’s operations and the results of the 2008 acquisition for the years ended December 31, 2007 and 2008, after giving effect to amortization, depreciation, interest, income tax, and the reduced level of certain specific operating expenses (primarily compensation and related expenses attributable to former owners) as if the acquisition had been consummated on January 1, 2007. Such unaudited pro forma information is based on historical unaudited financial information with respect to the 2008 acquisition and does not include operational or other changes which might have been effected by the Company. The unaudited pro forma information for the years ended December 31, 2007 and 2008 presented below is for illustrative purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands):

	Pro Forma December 31,
	2007	2008

Net Revenues	$72,032	$159,252

Net Income	$3,041	$11,076

Note 3.	Property and Equipment

Property and equipment as of December 31, 2008 and 2009 consists of the following (in thousands):

	Estimated Useful
	Life (Years)	2008	2009

Laboratory, office and data processing equipment	5	$4,026	$5,524
Building and leasehold improvements	5 – 15	2,626	3,009
Furniture and fixtures	5	478	550
Software	3	1,714	2,504
Vehicles	3	331	431

		9,175	12,018
Less accumulated depreciation		(2,506)	(4,993)

		6,669	7,025
Construction in progress		33	555

		$6,702	$7,580

Depreciation expense was $0.7 million, $1.8 million and $2.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Note 4.	Accounts Receivable

Accounts receivable consist of the following as of December 31, 2008 and 2009 (in thousands):

	2008	2009

Accounts receivable	$23,453	$24,659
Less: Allowance for doubtful accounts	(8,197)	(8,553)

Accounts receivable, net	$15,256	$16,106

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

Note 5.	Goodwill and Intangible Assets

The following table presents adjustments to goodwill during 2008 and 2009 (in thousands):

	2008	2009

Goodwill, beginning of period	$219,429	$250,340
Acquisitions	17,275	15,327
Contingent notes*	12,531	12,668
Goodwill impairment	—	(6,610)
Other acquisition costs	1,105	—

Goodwill, end of period	$250,340	$271,725

*	Related to acquisitions completed prior to January 1, 2009.

Intangible assets as of December 31, 2008 and 2009 and the related accumulated amortization are set forth in the table below (in thousands):

		Weighted
		Average
		Amortization	December 31, 2008
	Range	Period		Accumulated
	(Years)	(Years)	Cost	Amortization	Net

Amortizing intangible assets:
Customer relationships	7 – 10	9	$102,810	$(14,796)	$88,014
Health care facility agreements	4 – 18	15	41,370	(4,642)	36,728
Noncompete agreements	5	5	3,030	(1,062)	1,968

Total intangible assets			$147,210	$(20,500)	$126,710

		Weighted
		Average
		Amortization	December 31, 2008
	Range	Period		Accumulated
	(Years)	(Years)	Cost	Amortization	Net

Amortizing intangible assets:
Customer relationships	7 – 10	9	$103,089	$(23,414)	$79,675
Health care facility agreements	4 – 18	14	41,370	(7,951)	33,419
Noncompete agreements	4 – 5	5	3,098	(1,554)	1,544

Total intangible assets			$147,557	$(32,919)	$114,638

Amortization expense related to intangible assets was $5.7 million, $14.3 million and $14.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

For purposes of testing goodwill for impairment each of the Company’s acquired practices is considered a separate reporting unit. To estimate the fair value of the reporting units, the Company utilizes a discounted cash flow model as the primary approach to value supported by a market approach guideline public company method (the

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

‘‘GPC Method”) which is used as a reasonableness test. The Company believes that a discounted cash flow analysis is the most appropriate methodology to test the recorded value of long-term assets with a demonstrated long-lived value. The results of the discounted cash flow provide reasonable estimates of the fair value of the reporting units because this approach is based on each respective unit’s actual results and reasonable estimates of future performance, and also takes into consideration a number of other factors deemed relevant by management, including but not limited to, expected future market revenue growth and operating profit margins. The Company has consistently used these approaches in determining the value of goodwill. The Company considers the GPC Method as an adequate reasonableness test which utilizes market multiples of industry participants to corroborate the discounted cash flow analysis. The Company believes this methodology is consistent with the approach that any strategic market participant would utilize if they were to value one of the Company’s reporting units.

The following assumptions were made by management in determining the fair value of the reporting units and related intangibles as of September 30, 2009: (a) the discount rates ranged between 13.0% and 15.0%, based on relative size and perceived risk of the reporting unit (b) an average compound annual growth rate (“CAGR”) of 7.5% during the five year forecast period; and (c) earnings before interest, taxes, depreciation, and amortization (“EBITDA”), with an average reporting unit level margin of 38.9%. These assumptions are based on: (a) the actual historical performance of the reporting units and (b) management’s estimates of future performance of the reporting units.

The Company also considers the economic outlook for the healthcare services industry and various other factors during the testing process, including hospital and physician contract changes, local market developments, changes in third-party payor payments, and other publicly available information.

As of September 30, 2009, the Company tested goodwill and intangible assets for potential impairment and recorded a non-cash impairment expense of $8.0 million resulting from a write down of $6.6 million in the carrying value of goodwill and a write down of $1.4 million in the carrying value of intangible assets. The write down of the goodwill and intangible assets related to one reporting unit. Regarding this reporting unit, the Company believes events occurred and circumstances changed that more likely than not reduced the fair value of the intangible assets and goodwill below their carrying amounts. These events during 2009 consisted primarily of the loss of significant customers present at the acquisition date, which adversely affected the current year and expected future revenues and operating profit of the reporting unit.

As of December 31, 2009, estimated future amortization expense is as follows (in thousands):

Year Ending
December 31,

2010	$14,999
2011	14,683
2012	13,829
2013	13,411
2014	12,430
Thereafter	45,286

$114,638

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

Note 6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2008 and 2009 consist of the following (in thousands):

	2008	2009

Accounts payable	$837	$2,945
Accrued management fees	560	430
Other accrued expenses	1,645	1,475

	$3,042	$4,850

Note 7.	Long-Term Debt

In 2006, the Company entered into its former term loan facility with a related party (the “Former Lender”) with total available borrowings up to $145.0 million. The agreement was executed on June 2, 2006, and had a maturity date of June 2, 2013. The agreement called for the Former Lender to provide financing in connection with the operations and certain business acquisitions by the Company. The Former Lender extended credit in the form of: (a) term loans in aggregate principal amounts not in excess of $140.0 million, and (b) revolving loans, in aggregate principal amounts not in excess of $5.0 million. The agreement was collateralized by substantially all of the Company’s assets and guaranteed by all of the Company’s subsidiaries. Interest was paid in arrears at LIBOR plus 3.75%. The interest rate was determined at the date of funding the term notes and was fixed for a period of three to six months at the option of the Company. After this initial interest rate period, the loan converted to a variable rate note at the greater of prime rate or the Federal funds’ effective rate plus 0.50% plus a factor of 2.75%. Principal payments on the loans were due as net cash proceeds from either the sale of assets or the sale of equity was available. During 2007, the Company borrowed an additional $128.8 million under this facility.

In December 2007, the Company entered into a new term loan facility with a syndicate of lenders (the “Lenders”) providing for a loan commitment up to $255.0 million. The agreement called for the Lenders to provide financing to repay the outstanding balance of the former term loan facility, fund working capital and make acquisitions of certain businesses. The Lenders’ commitment includes: (a) a revolver loan, not in excess of $5.0 million and (b) a term loan, with a first and second lien, not in excess of $165.0 million and $85.0 million, respectively. The Lenders’ unfunded term loan commitment expired on April 30, 2008. As of December 31, 2009, the Company has $132.6 million and $76.5 million outstanding under the first lien and second lien, respectively. The funded, first lien term loan, balance as of April 30, 2008 was subject to quarterly principal payments beginning on September 30, 2008 through September 30, 2012. Total principal paid for the years ended December 31, 2008 and 2009 was $7.8 and $8.2 million, respectively, including mandatory and voluntary payments.

All loans under the new term loan facility mature in December 2012. The new term loan facility is collateralized by substantially all of the Company’s assets and guaranteed by all of the Company’s subsidiaries. For the revolver and first lien term loan, interest is at the prime rate plus 3.25% or LIBOR plus 4.25%. For the second lien term loan, interest is at the prime rate plus 6.75% or LIBOR plus 7.75%. As of December 31, 2009, the effective interest rates were 4.5% and 8.0% for the first lien and second lien, respectively. Other principal payments on the term loans may be due from time to time from annual excess cash flow and net cash proceeds from either the sale of assets or equity. The proceeds from this term loan facility were used to refinance the Company’s former term loan facility and acquire two businesses in December 2007 and one business in March 2008.

The new term loan facility was issued with an original issue discount of $1.7 million. The original issue discount is being amortized into loan interest expense using the effective interest method. For the years ended December 31, 2008 and 2009, the Company recorded $0.3 million and $0.3 million, respectively, of amortization as interest expense.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The new term loan facility requires the Company to comply on a quarterly basis with certain financial covenants, including a fixed charge coverage ratio calculation, a maximum total leverage ratio calculation, a maximum senior debt leverage ratio calculation and minimum level of earnings before interest, taxes, depreciation and amortization, (“EBITDA”) which become more restrictive over time. In addition, the new term loan facility includes negative covenants restricting or limiting the Company’s ability to, without prior approval of the lenders, among other things, incur, assume or permit to exist additional indebtedness or guarantees; incur liens and engage in sale leaseback transactions; make loans and investments; declare dividends, make payments or redeem or repurchase capital stock; engage in mergers, acquisitions and other business combinations; prepay, redeem or purchase certain indebtedness; amend or otherwise alter terms of our indebtedness; sell assets; transaction with affiliates and alter the business it conducts. As of December 31, 2009, the Company is in compliance with all loan covenants.

On March 21, 2007 in conjunction with an acquisition transaction, the Company entered into a subordinated, unsecured contingent note with a prior owner of one of the Company’s acquired practices. The payment amount is determined by the practice’s cumulative EBITDA over a three-year period, with a minimum payment not to be less than $1.0 million and a maximum payment not to exceed $2.0 million. Payment amounts include a 5.5% interest rate factor, thus the Company has recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5%. The original discount of $0.1 million is being amortized into interest expense over the term of the contingent note using the interest method.

On April 30, 2007 in conjunction with an acquisition transaction, the Company entered into a subordinated, unsecured contingent note with prior owners of one of the Company’s acquired practices. The payment amount is determined by the practice’s cumulative EBITDA over a five-year period, with a minimum payment not to be less than $15.0 million and a maximum payment not to exceed $30.0 million. Payment amounts include a 5.5% interest rate factor, thus the Company recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5%. The original discount of $2.2 million will be amortized into interest expense over the term of the contingent note using the interest method.

On November 17, 2006, the Company entered into a subordinated, unsecured note payable with a prior owner of one of the Company’s acquired practices with the principal amount of $1.0 million to assist in the financing of an acquisition. The note had a three-year term and principal payments were due in equal quarterly installments of $0.08 million. Interest was paid quarterly at the prime rate.

Long-term debt consists of the following as of December 31, 2008 and 2009 (in thousands):

	2008	2009

Term loan, first lien	$140,766	$132,566
Term loan, second lien	76,534	76,534
Revolver loan	1	—
Subordinated unsecured contingent note dated March 21, 2007	614	316
Subordinated unsecured contingent note dated April 30, 2007	10,481	8,072
Subordinated unsecured note payable dated November 17, 2006	320	—
Capital lease obligations	—	262

	228,716	217,750
Less:
Original issue discount, net	(1,403)	(1,098)
Current portion	(10,010)	(11,596)

Long-term debt, net of current portion	$217,303	$205,056

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2009, future maturities of long-term debt are as follows (in thousands):

Year Ending
December 31,

2010	$11,596
2011	13,145
2012	192,899
2013	64
2014	46

$217,750

Interest Rate Derivative:

In January 2008, the Company entered into a 2-year interest rate swap transaction which involves the exchange of floating for fixed rate interest payments without the exchange of the underlying principal amount. The interest rate swap has a notional amount of $125.0 million and a fixed rate of interest of 3.57%. The swap resets every 90 days and ended on January 10, 2010. The Company receives interest on the notional amount if the LIBOR rate exceeds 3.57% and pays interest if the LIBOR rate is below 3.57%. For the years ended December 31, 2008 and 2009, the interest settlement amount was $0.09 million and $3.3 million, respectively, which is reflected in interest expense in the consolidated statement of operations. The change in fair value of the derivative instrument of $2.6 million and $2.4 million, for the years ended December 31, 2008 and 2009, respectively, is recognized in other comprehensive income. Accrued interest includes a swap receivable of $0.3 million and a swap payable of $0.9 million as of December 31, 2008 and 2009, respectively.

Note 8.	Related Party Transactions

Acquisition Target Consulting Agreement:  On June 2, 2006, and as subsequently amended on August 1, 2009, the Company and an entity owned by two members of the Company entered into a professional services agreement to provide certain acquisition target identification consulting services to the Company. In exchange for these services, the entity will be paid a monthly retainer of $0.02 million, plus reimbursable expenses. The entity also earns a success fee of $0.05 million for each identified acquisition consummated by the Company. During the years ended December 31, 2007, 2008 and 2009, a total of approximately $0.5 million, $0.3 million and $0.3 million respectively, was paid to the entity. There was a remaining payable of $0.02 million as of December 31, 2009.

Management and Financial Advisory Agreement:  On June 2, 2006, the Company, through its wholly-owned subsidiary, and two members of the Company entered into a management services agreement (the “Agreement”). On June 12, 2009 the Agreement was amended to substitute a new member for one of the original members. The Agreement calls for the members and their affiliates to provide certain financial and management advisory services in connection with the general business planning and forecasting and acquisition and divestiture strategies of the Company. In exchange for the services, the Company will pay an annual fee equal to 1.0% of revenues, plus expenses to the members (“Management Fees”).

As of December 31, 2008 and 2009, $0.6 million and $0.4 million, respectively, of these Management Fees are reflected in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The consolidated statement of operations includes Management Fees of $0.6 million, $1.6 million and $1.8 million for the respective years ended December 31, 2007, 2008 and 2009. During 2007, 2008 and 2009, the Company paid management fees totaling $0.4 million, $1.3 million and $1.9 million, respectively.

Facilities Lease Agreements:  The Company leases five of its facilities from entities owned by physician employees or affiliated physicians who are also former owners of the acquired practices. The leases provide for

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

monthly aggregate payments of $0.07 million and expire in August and September 2011, March 2012, December 2013, and April 2017. Rent expense incurred and paid to the related entities was $0.3 million, $0.6 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Former Term Loan Facility:  The Company’s former term loan facility, as described in Note 7, was with a financial entity owned by a member of the Company. The rates and terms of the former term loan facility were comparable with arms’ length third party transactions.

Unsecured Promissory Note:  On October 21, 2008, the Company entered into an unsecured promissory note with an officer and member of the Company. The note is a two-year note and accrues interest at 3.2%. The remaining balance of the note receivable at December 31, 2009 was $0.04 million.

Note 9.	Members’ Equity

The Company has multiple classes of membership interests, including A, A-1, B, C, X, D-1, D-2 and D-3 units. Profits and losses are generally allocated among the members in accordance with the methodology for computing capital accounts as described in the Company’s LLC Agreement. Proceeds distributable to the members in connection with the liquidation, or payable in connection with a sale, of the Company are distributed or paid based on the number and class of units and interests held by each member. The various interests and units share in the proceeds for a liquidation and/or sale in different relative amounts based on the aggregate amount of the distributions and/or payments. The Class A, A-1, C and X interests receive priority distributions and/or payments equal to the amount of their original contributed capital. Following these priority distributions, any amounts that are distributed or payable to the various membership interests is based on the allocations set forth in the LLC Agreement.

As of December 31, 2009, the Company has authorized 85,000 Class A membership units, all of which are issued and outstanding; 10,000 Class B membership units, all issued and outstanding; and 5,000 Class C membership units, all issued and outstanding. In connection with the acquisition during 2008, the Company issued Class X capital for total consideration of $7.1 million. As discussed in Note 13, during 2008, the Company issued 10,000 equity incentive interests in the classes of D-1, D-2, and D-3. During 2009, the Company issued 21,382 A-1 class membership interests for total consideration of $50.3 million. In connection with the A -1 issuance the Company incurred $3.1 million of costs which were recorded as a reduction in members’ equity.

Pursuant to subscription agreements with certain executives of the Company, 5,000 Class C membership units were issued during 2006 at $6.8376 per unit, for a total initial capital contribution of $0.03 million. During 2007, the executives made total capital contributions of $2.9 million, of which $1.4 million was paid in cash, with the remaining balances to be paid under promissory notes from the executives. These notes receivable for membership interests bear interest at 5%, are collateralized by the membership units and have a due date of June 2, 2011. During 2008, the executives made total capital contributions of $0.8 million, of which $0.4 million was paid in cash, with the remaining balances to be paid under promissory notes from the executives. These notes receivable for membership interests bear interest at 5%, are collateralized by the membership units and have a due date of March 7, 2013. Interest of $0.05 million, $0.1 million, and $0.1 million on the executive notes receivable was credited to contributed capital as earned during the years ended December 31, 2007, 2008 and 2009, respectively.

During 2007, the Company accrued $2.0 million of equity transaction costs in connection with the member contributions for the A membership interests. During 2008, the Company renegotiated and paid $1.75 million to settle this liability. The $0.25 million revision of the original estimate was recorded as an increase to members’ equity during 2008.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The following is a table detailing the changes in members’ equity by type of membership interest for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	Class A	Class A-1	Class B	Class C	Class D-1	Class X	Members’ Equity

Balance, December 31, 2006	$32,162	$—	$—	$402	$—	$—	$32,564
Member contributions	113,823	—	—	2,882	—	—	116,705
Member notes receivable	—	—	—	(1,441)	—	—	(1,441)

Balance, December 31, 2007	145,985	—	—	1,843	—	—	147,828
Member contributions	265	—	—	54	1,164	7,060	8,543
Member notes receivable	—	—	—	(27)	—	(352)	(379)
Tax distributions	—	—	(412)	—	—	—	(412)

Balance, December 31, 2008	146,250	—	(412)	1,870	1,164	6,708	155,580
Contributions from members	—	50,322	—	—	—	—	50,322
Tax distributions	—	(40)	(1,921)	—	(848)	—	(2,809)

Balance, December 31, 2009	$146,250	$50,282	$(2,333)	$1,870	$316	$6,708	$203,093

Note 10.	Commitments and Contingencies

During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability. The Company may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician practices, the prior conduct of such practices, or the employment (and restriction on competition of ) physicians. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. During 2009, the Company received a claim for a refund in the amount of $0.2 million related to payments received for services provided. The Company believes that the claim is without merit and intends to vigorously defend its position. The ultimate outcome of this claim cannot presently be determined, however in Management’s opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the consolidated financial statements as of December 31, 2009.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Employment Agreements:  The Company has employment agreements with its executive officers and certain physician employees, the terms of which expire at various times through December 2014. Such agreements provide for minimum salary levels that may be adjusted annually for cost-of-living changes, and may contain incentive bonuses that are payable if specified management goals are attained. Under certain of the agreements, in the event employment is terminated (other than voluntarily by the employee or the Company for cause or upon the death of

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

the employee), the Company is committed to pay certain benefits, including specified monthly severance for periods from six months to two years from the date of termination. Certain employment agreements were modified in 2008 for the equity incentive awards described in Note 13.

Self-Insured Health Benefits:  Effective June 1, 2009, the Company began providing health care benefits to the majority of its employees through a partially self-insured plan. The Company records its estimate of the ultimate cost of, and reserves for, health care benefits based on computations using the Company’s loss history as well as industry statistics. In determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The amount reserved for estimated claims was $0.8 million as of December 31, 2009. The ultimate cost of health care benefits will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims.

Operating Leases:  The Company leases various office and medical laboratory facilities and equipment under non-cancelable lease agreements with terms ranging from two to ten years and expiring through April 2017. The terms of some of the facility leases call for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was $1.1 million, $2.5 million, and $2.7 million for the years ended December 31, 2007, 2008, and 2009, respectively. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives are recorded on a straight-line basis over the term of the lease.

Aggregate future minimum annual rentals under the lease agreements as of December 31, 2009 are as follows (in thousands):

Year Ending
December 31,

2010	$2,389
2011	2,300
2012	1,974
2013	1,657
2014	1,239
Thereafter	6,219

$15,778

Note 11.	Fair Value of Financial Instruments

Recurring Fair Value Measurements

The fair value of the Company’s interest rate swap agreements was recorded as a liability of approximately $2.6 million and $0.1 million, as of December 31, 2008 and 2009, respectively. The interest rate swap is the only derivative financial instrument. The fair value of the derivative instrument was estimated by obtaining quotations from the financial institution that is a counter party to the instrument. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swap and therefore is considered a Level 2 item. The fair value is an estimate of the net amount that the Company would have to pay on December 31, if the agreements were canceled or transferred to other parties.

Non-Recurring Fair Value Measurements

Certain assets that are measured at fair value on a non-recurring basis, including property and equipment and intangible assets, are adjusted to fair value only when the carrying values are greater than their fair values. As described in Note 5, Goodwill and Intangible Assets, the Company completed its annual impairment evaluation and

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

recorded a write off of goodwill and intangibles related to one reporting unit to reflect its current estimated fair value. The fair value was derived with fair value models utilizing unobservable inputs that therefore is considered a Level 3 item.

As of December 31, 2008 and 2009 the carrying amounts of cash, accounts receivable, accounts payable, accrued interest and accrued expenses approximate fair value based on the short maturity of these instruments.

	2008	2009

Long-term debt (including current portion of long-term debt)	$228,716	$217,750

The Company uses quoted market prices and yields for the same or similar types of borrowings in active markets when available to determine the fair value of the Company’s debt. The fair values of all other debt were estimated using the present value of expected future cash flows which incorporates the Company’s risk profile. These fair values are considered Level 2 items.

Note 12.	Income Taxes

The provision for income taxes for certain of the Company’s subsidiaries structured as corporations for the years ended December 31, 2007, 2008 and 2009 consist of the following (in thousands):

	2007	2008	2009

Current:
Federal	$1,496	$1,143	$1,074
State	151	359	539

Total current provision	1,647	1,502	1,613

Deferred:
Federal	(885)	(1,053)	(1,458)
State	—	(41)	(110)

Total deferred benefit	(885)	(1,094)	(1,568)

Total provision for income taxes	$762	$408	$45

A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes for four of the Company’s subsidiaries structured as corporations consists primarily of state income taxes and permanent differences.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

The following is a summary of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009, respectively (in thousands):

	2008	2009

Accrued wages	$18	$25
Allowance for doubtful accounts	1,586	1,809
Acquisition related liability	495	192

Current deferred tax assets:	$2,099	$2,026

Noncurrent deferred tax assets:
Acquisition related liability	223	9
Noncurrent deferred tax liabilities:
Property and equipment	(163)	(225)
Change from cash to accrual basis of accounting by the businesses acquired	(783)	(517)
Intangible assets acquired	(9,652)	(9,457)

Noncurrent deferred tax liabilities, net	$(10,375)	$(10,190)

Total deferred tax liabilities, net	$(8,276)	$(8,164)

Note 13.	Equity Based Compensation

During 2008, the Company issued equity incentive units (“Units”) in accordance with the new Equity Incentive Plan. The units represent the right of the holder to receive a portion of proceeds in the event of liquidation of the company as defined in the LLC Agreement. The 10,000 units issued in July 2008 were fully vested as of December 31, 2008. The units have no exercise price and no expiration. Compensation cost of $1.2 million has been recognized in the results of operations as of December 31, 2008. The weighted average value is $120 per unit. During 2009, no equity incentive units were issued or forfeited.

Note 14.	Defined Contribution Plan

Effective March 1, 2007, the Company established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer up to 100% of their compensation in accordance with IRS guidelines. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company is required to match a portion of the employees’ contribution. For 2007, 2008 and 2009, the rate of Company match was 25%, up to $1,000 per participating employee. Total expense recorded for the Company’s match was $0.06 million for 2007, $0.1 million for 2008 and $0.1 million for 2009. Also, in connection with certain acquisitions, the Company assumed the responsibility under certain defined contribution plans. Total expense recorded for the Company’s match to these plans was $0.4 million for 2007, $0.06 million for 2008 and $0.08 million for 2009.

Note 15.	Subsequent Events

On March 12, 2010, the Company issued Class Z capital to existing members for total consideration of $8.5 million. In the event the Company completes a qualifying capital raise or debt refinancing within six months, the Class Z interests will receive a preferred return equal to the members’ initial contribution plus interest. Interest accrues at an annual rate of 12% for the first three months and 16% for the next three months and is payable upon a qualifying capital raise or debt refinancing. In the event the Company does not complete a qualifying capital raise or

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Financial Statements — (Continued)

debt refinancing within six months, the Class Z membership interests will convert to Class A-1 membership interests at the same valuation as the original Class A-1 membership interests.

Subsequent to year end, the Company paid contingent note amounts of $6.3 million related to acquisitions completed prior to January 1, 2009. These contingent note payments resulted in increases to goodwill.

On January 1, 2010, the Company acquired 100% of the equity of two pathology practices for an aggregate cash purchase price of $17.0 million. These acquisitions were consummated on January 1, 2010 and therefore, the cash paid totaling $17.0 million was included in Deposits and other non-current assets as of December 31, 2009. On March 12, 2010 the Company acquired 100% of the membership interests of a pathology practice for an aggregate cash purchase price of $22.5 million. In each transaction, the Company issued contingent consideration payable over three to five years based on the acquirees’ future performance. The maximum amount of the deferred contingent cash consideration is $32.8 million payable over three to five years. The Company funded the cash portion of the acquisitions using $31.0 million cash primarily related to Class A-1 member contributions and an additional $8.5 million related to Class Z member contributions. The Company will estimate the fair value of the contingent consideration and record a related liability as of the date of each acquisition, once the estimated fair values of the assets acquired and liabilities assumed in connection with these acquisitions are finalized.

Aurora Diagnostics Holdings, LLC

Consolidated Condensed Balance Sheets

	June 30,	December 31,
	2010	2009
	(unaudited)
	($ in thousands)

Assets
Current Assets
Cash and cash equivalents	$2,618	$27,424
Accounts receivable, net	24,038	16,106
Prepaid expenses and other assets	4,988	2,031
Prepaid income taxes	—	133
Deferred tax assets	2,284	2,026

Total current assets	33,928	47,720

Property and Equipment, net	8,952	7,580

Other Assets:
Deferred debt issue costs, net	7,981	3,932
Deposits and other noncurrent assets	131	17,149
Goodwill	331,552	271,725
Intangible assets, net	116,268	114,638

	455,932	407,444

	$498,812	$462,744

Liabilities and Members’ Equity
Current Liabilities
Current portion of long-term debt	$11,962	$11,596
Current portion of fair value of contingent consideration	6,227	804
Accounts payable and accrued expenses	7,135	4,850
Accrued compensation	6,732	7,124
Accrued interest and other current liabilities	1,878	3,764

Total current liabilities	33,934	28,138
Long-term debt, net of current portion	223,024	205,056
Deferred tax liabilities	11,368	10,190
Fair value of contingent consideration, net of current portion	14,439	2,296
Members’ Equity	216,047	217,064

	$498,812	$462,744

See Notes to Consolidated Condensed Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Condensed Statements of Operations
(unaudited)

	Six Months Ended June 30,
	2010	2009
	($ in thousands)

Net Revenues	$101,105	$85,178

Operating costs and expenses:
Cost of services	45,929	34,810
Selling, general and administrative	23,078	18,395
Provision for doubtful accounts	6,028	4,790
Intangible asset amortization	7,898	7,255
Management fees	1,062	877
Acquisition and business development costs	433	224

Total operating costs and expenses	84,428	66,351

Income from operations	16,677	18,827

Other income (expense):
Interest expense	(7,587)	(9,550)
Write-off of deferred debt issue costs	(4,527)	—
Loss on extinguishment of debt	(2,296)	—
Other income (expense)	5	22

Total other expense, net	(14,405)	(9,528)

Income before income taxes	2,272	9,299
Provision for income taxes	1,231	47

Net income (loss)	$1,041	$9,252

See Notes to Consolidated Condensed Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Condensed Statement of Members’ Equity and Comprehensive Income
Six Months Ended June 30, 2010 (unaudited)

			Accumulated
		Member	Other	Equity		Total
	Member	Contributions	Comprehensive	Transaction	Retained	Members’
	Units	(Distributions)	Income (Loss)	Costs	Earnings	Equity
	($ in thousands)

Balance, December 31, 2009	131,382	$203,093	$(125)	$(4,825)	$18,921	$217,064
Components of comprehensive income
Net income	—	—	—	—	1,041	1,041
Fair value of derivative	—	—	125	—	—	125

Total comprehensive income	—	—	125	—	1,041	1,166
Contributions from members	—	8,500	—	—	—	8,500
Distributions to members	—	(8,500)	—	—	—	(8,500)
Tax distributions	—	(1,967)	—	—	—	(1,967)
Dividend distributions	—	(216)	—	—	—	(216)

Balance, June 30, 2010	131,382	$200,910	$—	$(4,825)	$19,962	$216,047

See Notes to Consolidated Condensed Financial Statements.

Aurora Diagnostics Holdings, LLC

Consolidated Condensed Statements of Cash Flows
Six Months Ended June 30, 2010 and 2009 (unaudited)

	2010	2009
	($ in thousands)

Cash Flows From Operating Activities
Net income	$1,041	$9,252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,574	8,430
Amortization of deferred debt issue costs	596	531
Amortization of original issue discount on debt	181	148
Deferred income taxes	(1,018)	—
Write-off of deferred debt issue costs	4,527	—
Loss on extinguishment of debt	2,296	—
Changes in assets and liabilities, net of working capital acquired in business combinations:
(Increase) decrease in:
Accounts receivable	(4,818)	(899)
Prepaid expenses	(523)	31
Increase (decrease) in:
Accounts payable and accrued expenses	777	492
Accrued compensation	(764)	20
Accrued interest	(2,463)	(7)
Taxes payable	1,407	(652)

Net cash provided by operating activities	10,813	17,346

Cash Flows From Investing Activities
Purchase of property and equipment	(1,879)	(1,064)
Change in deposits and other noncurrent assets	42	22
Payment of contingent notes	(14,701)	(9,005)
Businesses acquired, net of cash acquired	(21,229)	(824)

Net cash used in investing activities	(37,767)	(10,871)

Cash Flows From Financing Activities
Borrowings under former revolver	—	(1)
Repayments under former term loan facility	(209,100)	(3,600)
Repayments of subordinated notes payable	(337)	(459)
Borrowings under new revolver	5,000	—
Borrowings under new term loan facilities	225,000	—
Deferred public offering costs	(2,431)	—
Equity transaction costs	—	(3,009)
Payment of deferred debt issue costs	(13,801)	—
Contributions from members, net of tax and other distributions	(2,183)	49,208

Net cash provided by financing activities	2,148	42,139

Net (decrease) increase in cash	(24,806)	48,614
Cash and cash equivalents, beginning	27,424	7,278

Cash and cash equivalents, ending	$2,618	$55,892

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$9,174	$9,091

Cash tax payments, including member tax distributions	$2,868	$1,703

See Notes to Consolidated Condensed Financial Statements.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:  Aurora Diagnostics Holdings, LLC and subsidiaries (the “Company”) was organized in the State of Delaware as a limited liability company on June 2, 2006 to operate as a diagnostic services company. The Company’s practices provide physician-based general anatomic and clinical pathology, dermapathology, molecular diagnostic services and other esoteric testing services to physicians, hospitals, clinical laboratories and surgery centers. The Company’s operations consist of one reportable segment.

The Company operates in a highly regulated industry. The manner in which licensed physicians can organize to perform and bill for medical services is governed by state laws and regulations. Businesses like the Company often are not permitted to employ physicians or to own corporations that employ physicians or to otherwise exercise control over the medical judgments or decisions of physicians.

In states where the Company is not permitted to directly own a medical services provider or for other commercial reasons, it performs only non-medical administrative and support services, does not represent to the public or its clients that it offers medical services and does not exercise influence or control over the practice of medicine. In those states, the Company conducts business through entities that it controls, and it is these affiliated entities that employ the physicians who practice medicine. In such states, the Company generally enters into a contract that restricts the owner of the affiliated entity from transferring their ownership interests in the affiliated entity and otherwise provides the Company or its designee with a controlling voting or financial interest in the affiliated entity and its laboratory operations. This controlling financial interest generally is obtained pursuant to a long-term management services agreement between the Company and the affiliated entity. Under the management services agreement, the Company exclusively manages all aspects of the operation other than the provision of medical services. Generally, the affiliated entity has no operating assets because the Company acquired all of its operating assets at the time it acquired the related laboratory operations. In accordance with the relevant literature, these affiliated entities are included in the consolidated financial statements of Aurora Diagnostics Holdings, LLC.

The accompanying consolidated balance sheet as of December 31, 2009, which was derived from the audited financial statements as of December 31, 2009 of Aurora Diagnostics Holdings, LLC and the accompanying unaudited condensed consolidated financial statements as of and for the period ended June 30, 2010 have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, they do not include all of the information and related footnotes that would normally be required by accounting principles generally accepted in the United States of America for complete financial reporting. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair statement of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2010.

Recent accounting pronouncements:  In February 2010, the FASB issued FASB Accounting Standards Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. Topic 855 removes the requirement for a U.S. Securities and Exchange Commission (“SEC”) filer to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. This update was effective upon issuance for the Company. The Company’s adoption of this update did not have a significant impact upon its financial statements.

In January 2010, the FASB issued FASB Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Topic 820 that will provide for more robust disclosures about the: (1) different classes of assets and liabilities measured at fair value, (2) valuation techniques and inputs used, (3) activity in Level 3 fair value

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

measurements, and (4) transfers between Levels 1, 2, and 3. This update is effective for interim and annual reporting periods beginning after December 15, 2009 and the Company adopted this update on January 1, 2010. The adoption of this update did not have a significant impact upon the Company’s financial statements.

Note 2.	Acquisitions

2010 Acquisitions

On January 1, 2010, the Company acquired 100% of the equity of two pathology practices for an aggregate cash purchase price of $17.0 million. These acquisitions were funded on December 31, 2009 and therefore, the cash paid totaling $17.0 million was included in Deposits and other non-current assets as of December 31, 2009. On March 12, 2010 the Company acquired 100% of the membership interests of a pathology practice for an aggregate cash purchase price of $22.5 million. In each transaction, the Company issued contingent consideration payable over three to five years based on the acquirees’ future performance. The Company has estimated the fair value of the contingent consideration and recorded a related liability in the accompanying consolidated condensed balance sheets as of June 30, 2010 of $17.5 million. The Company funded the cash portion of the acquisitions using $31.0 million cash primarily related to Class A-1 member contributions and an additional $8.5 million related to Class Z member contributions.

Intangible assets, acquired as the result of a business combination, are recognized at fair value, as an asset apart from goodwill if the asset arises from contractual or other legal rights, or if it is separable. Intangible assets, principally representing the fair value of customer relationships, health care facility agreements and non-competition agreements acquired, are capitalized and amortized on the straight-line method over their useful life, which generally ranges from 4 to 18 years. The estimated values of the assets acquired, liabilities assumed, and contingent consideration for the 2010 acquisitions are preliminary and are expected to be finalized in 2010.

For the six month periods ended June 30, 2010, the Company expensed $0.4 million of transaction costs associated with its completed acquisitions and business development.

The following table summarizes the consideration for the acquisitions made in 2010, excluding contingent consideration payable with a fair value of approximately $17.5 million (in thousands):

	Date	Cash
Location	Acquired	Paid

Florida	January 1, 2010	$7,975
Michigan	January 1, 2010	9,000
New Jersey	March 12, 2010	22,500

Total 2010 Acquisitions		$39,475

Assuming the 2010 acquisitions achieve maximum earnings during the consideration period, the maximum contingent consideration payable would be $39.9 million.

Contingent Consideration

In connection with the acquisitions, the Company has agreed to pay additional consideration in future periods, based upon the attainment of stipulated levels of operating earnings by each of the acquired entities, as defined in their respective agreements. For all acquisitions prior to January 1, 2009, the Company does not accrue contingent consideration obligations prior to the attainment of the objectives and the amount owed becomes fixed and determinable. For the six months ended June 30, 2010 and 2009, the Company paid consideration under contingent notes of $15.0 million and $9.1 million, respectively.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

As of June 30, 2010, assuming the practices achieve the maximum level of stipulated operating earnings, the maximum principal amount of contingent consideration payable, over the next three to five years is approximately $123.7 million. A lesser amount will be paid for earnings below the maximum level of stipulated earnings or no payments will be made if the practices do not achieve the minimum level of stipulated earnings as outlined in their respective agreements. Any such payments in the future for acquisitions completed prior to January 1, 2009 would be accounted for as additional purchase price and increase goodwill. For acquisitions completed after December 31, 2008, future payments will be reflected in the change in the fair value of the contingent consideration.

The following tables summarize the estimated aggregate fair value of the assets acquired and liabilities assumed in connection with the acquisitions in 2010 (in thousands):

Cash	$1,858
Accounts receivable	3,114
Other assets	78
Property and equipment	1,170
Intangible assets	9,527
Goodwill	45,126

Assets acquired	60,873

Accounts payable and accrued expenses	1,529
Accrued compensation	365
Fair value of contingent consideration	17,566
Deferred tax liabilities	1,939

Liabilities assumed	21,399

Net assets acquired	$39,474

Net assets acquired	$39,474
Less:
Cash acquired	(1,858)
Deposits and other noncurrent assets	(16,976)

Cash paid for acquisitions, net of cash acquired	20,640
Acquisition costs and acquisition-related liability paid	589

Total businesses acquired and related costs, net of cash acquired	$21,229

Acquired Accounts receivable is net of $0.6 million Allowance for doubtful accounts.

Pro-forma information (Unaudited)

The accompanying consolidated condensed financial statements include the results of operations for the acquisitions from the date acquired through June 30, 2010. Acquisitions in 2010 contributed $15.4 million of net revenue and $2.9 million of net income for the six months ended June 30, 2010.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

The following unaudited pro forma information presents the consolidated results of the Company’s operations and the results of the 2009 and 2010 acquisitions for the six months ended June 30, 2010 and 2009, after giving effect to amortization, depreciation, interest, income tax, and the reduced level of certain specific operating expenses (primarily compensation and related expenses attributable to former owners) as if the acquisition had been consummated on January 1, 2009. Such unaudited pro forma information is based on historical unaudited financial information with respect to the 2009 and 2010 acquisitions and does not include operational or other changes which might have been effected by the Company. The unaudited pro forma information for the periods ended June 30, 2010 and 2009 presented below is for illustrative purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future (in thousands):

	Pro Forma
	Six Months Ended June 30,
	2010	2009

Net revenues	$104,303	$105,207

Net income (loss)	$2,555	$13,609

Note 3.	Accounts Receivable

Accounts receivable consist of the following as of June 30, 2010 and December 31, 2009 (in thousands):

	June 30,	December 31,
	2010	2009

Accounts receivable	$34,851	$24,659
Less: Allowance for doubtful accounts	(10,813)	(8,553)

Accounts receivable, net	$24,038	$16,106

Note 4.	Goodwill and Intangible Assets

The following table presents adjustments to goodwill during 2010 and 2009 (in thousands):

	June 30,	December 31,
	2010	2009

Goodwill, beginning of period	$271,725	$250,340
Acquisitions	45,126	15,327
Contingent notes*	14,701	12,668
Goodwill impairment	—	(6,610)

Goodwill, end of period	$331,552	$271,725

*	Related to acquisitions completed prior to January 1, 2009.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

Intangible assets as of June 30, 2010 and December 31, 2009 and the related accumulated amortization are set forth in the table below (in thousands):

		Weighted Average	June 30, 2010
	Range	Amortization Period		Accumulated
	(Years)	(Years)	Cost	Amortization	Net

Amortizing intangible assets:
Customer relationships	7 – 10	9	$111,867	$(29,264)	$82,603
Health care facility agreements	4 – 18	14	41,370	(9,606)	31,764
Noncompete agreements	4 – 5	5	3,848	(1,947)	1,901

Total intangible assets			$157,085	$(40,817)	$116,268

		Weighted Average	December 31, 2009
	Range	Amortization Period		Accumulated
	(Years)	(Years)	Cost	Amortization	Net

Amortizing intangible assets:
Customer relationships	7 – 10	9	$103,089	$(23,414)	$79,675
Health care facility agreements	4 – 18	14	41,370	(7,951)	33,419
Noncompete agreements	4 – 5	5	3,098	(1,554)	1,544

Total intangible assets			$147,557	$(32,919)	$114,638

As of June 30, 2010, estimated future amortization expense is as follows (in thousands):

Year Ending
December 31,

Remainder of 2010	$8,014
2011	15,711
2012	14,857
2013	14,439
2014	13,458
2015	12,616
Thereafter	37,173

$116,268

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

Note 5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of June 30, 2010 and December 31, 2009 consist of the following (in thousands):

	June 30	December 31,
	2010	2009

Accounts payable	$4,568	$2,945
Other accrued expenses	2,567	1,905

	$7,135	$4,850

Accounts payable and accrued expenses include management fees payable of $1.3 million and $0.4 million, respectively, as of June 30, 2010 and December 31, 2009. Approximately $0.8 million of legal expenses, largely related to the Company’s credit facility and initial public offering activities, are reflected in the June 30, 2010 Accounts payable and accrued expenses.

Note 6.	Long-Term Debt

On November 17, 2006, the Company entered into a subordinated, unsecured note payable with a prior owner of one of the Company’s acquired practices with the principal amount of $1.0 million to assist in the financing of an acquisition. The note had a three-year term and principal payments were due in equal quarterly installments of $0.08 million. Interest was paid quarterly at the prime rate.

On March 21, 2007 in conjunction with an acquisition transaction, the Company entered into a subordinated, unsecured contingent note with a prior owner of one of the Company’s acquired practices. The payment amount was determined by the practice’s cumulative EBITDA over a three-year period, with a minimum payment not to be less than $1.0 million and a maximum payment not to exceed $2.0 million. Payment amounts included a 5.5% interest rate factor, thus the Company recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5%. The original discount of $0.1 million was being amortized into interest expense over the term of the contingent note using the interest method.

On April 30, 2007 in conjunction with an acquisition transaction, the Company entered into a subordinated, unsecured contingent note with prior owners of one of the Company’s acquired practices. The payment amount is determined by the practice’s cumulative EBITDA over a five-year period, with a minimum payment not to be less than $15.0 million and a maximum payment not to exceed $30.0 million. Payment amounts include a 5.5% interest rate factor, thus the Company recorded the contingent note in the original purchase price at its minimum payment amount, discounted by the interest rate factor of 5.5%. The original discount of $2.2 million is being amortized into interest expense over the term of the contingent note using the interest method.

In December 2007, the Company entered into a term loan facility with a syndicate of lenders (the “Lenders”) providing for a loan commitment up to $255.0 million. The agreement called for the Lenders to provide financing to repay the outstanding balance of the former term loan facility, fund working capital and make acquisitions of certain businesses. The Lenders’ commitment included: (a) a revolver loan, not in excess of $5.0 million and (b) a term loan, with a first and second lien, not in excess of $165.0 million and $85.0 million, respectively.

The term loan facility was collateralized by substantially all of the Company’s assets and guaranteed by all of the Company’s subsidiaries. For the revolver and first lien term loan, interest was at the prime rate plus 3.25% or LIBOR plus 4.25%. For the second lien term loan, interest was at the prime rate plus 6.75% or LIBOR plus 7.75%. The proceeds from this term loan facility were used to refinance the Company’s former term loan facility and acquire two businesses in December 2007 and one business in March 2008. The term loan facility was issued with an original issue discount of $1.7 million. The original issue discount was being amortized into loan interest expense using the effective interest method This term loan facility was terminated on May 26, 2010.

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

On May 26, 2010, the Company entered into a new $335.0 million credit facility with Barclays Bank PLC and certain other lenders. This new credit facility includes a $225.0 million senior secured first lien term loan facility with a maturity date of 6 years after the closing of the new financing. The new credit facility also includes a $110.0 million senior secured first lien revolving credit facility (of which $50.0 million was available upon the closing of the new credit facility and $60.0 million will be available upon the completion of an initial public offering within nine months of closing the new credit facility) that matures 4 years after the closing of the new financing. The Company’s new term loan facility bears interest, at the Company’s option, at a rate initially equal to the prime rate plus 3.25 percent per annum or LIBOR (subject to a floor of 2.00 percent) plus 4.25 percent per annum. The Company’s new credit facility was used to refinance the existing credit facilities, to redeem Aurora Holdings’ Class Z capital plus accrued dividends, and will also be used for acquisitions, working capital and general corporate purposes. The Company recorded a non-cash write-off of the remaining unamortized original issue discount, prepaid administration fees, and debt issue costs of approximately $4.5 million related to its existing credit facilities during the period ending June 30, 2010. In connection with the new credit facility, the Company repaid all amounts outstanding under the credit facility entered into during December 2007 and incurred a $2.3 million prepayment penalty.

Long-term debt consists of the following as of June 30, 2010 and December 31, 2009 (in thousands):

	June 30,	December 31,
	2010	2009

Former term loan, first lien	$—	$132,566
Former term loan, second lien	—	76,534
New term loan	225,000	—
New revolver loan	5,000	—
Subordinated unsecured contingent note dated March 21, 2007	—	316
Subordinated unsecured contingent note dated April 30, 2007	8,072	8,072
Capital lease obligations	241	262

	238,313	217,750
Less:
Original issue discount, net	(3,327)	(1,098)
Current portion	(11,962)	(11,596)

Long-term debt, net of current portion	$223,024	$205,056

As of June 30, 2010, estimated future debt principal payments are as follows (in thousands):

Year Ending
December 31,

Remainder of 2010	$8,690
2011	4,988
2012	5,146
2013	2,314
2014	2,300
2015	2,250
Thereafter	212,625

$238,313

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

Note 7.	Related Party Transactions

Acquisition Target Consulting Agreement:  On June 2, 2006, and as subsequently amended on August 1, 2009, the Company and an entity owned by two members of the Company entered into a professional services agreement to provide certain acquisition target identification consulting services to the Company. In exchange for these services, the entity is paid a monthly retainer of $0.02 million, plus reimbursable expenses. The entity also earns a success fee of $0.05 million for each identified acquisition consummated by the Company. During the six months ended June 30, 2010 and 2009, $0.2 million and $0.1 million, respectively, was paid to the entity. There was a remaining payable of $0.03 million and $0.02 million as of June 30, 2010 and December 31, 2009, respectively.

Management and Financial Advisory Agreement:  On June 2, 2006, the Company, through its wholly-owned subsidiary, and two members of the Company entered into a management services agreement (the “Agreement”). On June 12, 2009 the Agreement was amended to substitute a new member for one of the original members. The Agreement calls for the members and their affiliates to provide certain financial and management advisory services in connection with the general business planning and forecasting and acquisition and divestiture strategies of the Company. In exchange for the services, the Company will pay an annual fee equal to 1.0% of revenues, plus expenses to the members (“Management Fees”).

As of June 30, 2010 and December 31, 2009, $1.3 million and $0.4 million, respectively, of these Management Fees are reflected in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The accompanying consolidated condensed statements of operations include Management Fees of $1.1 million and $0.9 million for the six months ended June 30, 2010 and 2009, respectively.

Facilities Lease Agreements:  The Company leases seven of its facilities from entities owned by physician employees or affiliated physicians who are also former owners of the acquired practices. The leases provide for monthly aggregate base payments of $0.09 million and expire in August and September 2011, March and December 2012, December 2013, December 2014, and April 2017. Rent paid to the related entities was $0.7 million and $0.4 million for the six months ended June 30, 2010 and 2009, respectively.

Unsecured Promissory Note:  On October 21, 2008, the Company entered into an unsecured promissory note with an officer and member of the Company. The note was a two-year note and accrued interest at 3.2%. The remaining balance of the note receivable was repaid on May 26, 2010.

Note 8.	Members’ Equity

On March 12, 2010, the Company issued Class Z capital to existing members for total consideration of $8.5 million. In the event the Company completed a qualifying capital raise or debt refinancing within six months, the Class Z interests would receive a preferred return equal to the members’ initial contribution plus dividends. Dividends were to accrue at an annual rate of 12% for the first three months and 16% for the next three months and were payable upon a qualifying capital raise or debt refinancing. In the event the Company did not complete a qualifying capital raise or debt refinancing within six months, the Class Z membership interests would convert to Class A-1 membership interests at the same valuation as the original Class A-1 membership interests. On May 26, 2010 the Company completed a qualifying debt refinancing. On that date, the members were paid the preferred return equal to their original contribution of $8.5 million plus dividends of $0.2 million.

Note 9.	Commitments and Contingencies

During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

Company’s medical malpractice insurance coverage will be adequate to cover any such liability. The Company may also, from time to time, be involved with legal actions related to the acquisition of and affiliation with physician practices, the prior conduct of such practices, or the employment (and restriction on competition of ) physicians. There can be no assurance any costs or liabilities for which the Company becomes responsible in connection with such claims or actions will not be material or will not exceed the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. During 2009, the Company received two claims for refunds in the amount of $1.2 million related to payments received for services provided. In June 2010, the Company settled both claims for a total of $0.3 million. Net revenue for the six months ended June 30, 2010 in the accompanying consolidated condensed financial statements reflected a reduction of $0.3 million for these settlements.

Healthcare regulatory environment:  The healthcare industry, in general, and the services the Company provides are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Note 10.	Fair Value of Financial Instruments

Non-Recurring Fair Value Measurements

Certain assets that are measured at fair value on a non-recurring basis, including property and equipment and intangible assets, are adjusted to fair value only when the carrying values are greater than their fair values. The fair values were derived with fair value models utilizing unobservable inputs and are therefore considered Level 3 items.

Fair Value of Other Financial Instruments

As of June 30, 2010 and December 31, 2009 the carrying amounts of cash, accounts receivable, accounts payable, accrued interest and accrued expenses approximate fair value based on the short maturity of these instruments.

	2010	2009

Long-term debt (including current portion of long-term debt)	$238,313	$217,750

The Company uses quoted market prices and yields for the same or similar types of borrowings in active markets when available to determine the fair value of the Company’s debt. The fair values of all other debt were estimated using the present value of expected future cash flows which incorporates the Company’s risk profile. These fair values are considered Level 2 items.

Note 11.	Income Taxes

The Company is a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes and the income attributable to the limited liability company is distributed to the members in accordance with the terms of the operating agreement. However, certain of the Company’s subsidiaries are structured as corporations, file separate returns, and therefore are subject to federal and state income taxes. The provision for income taxes, for these subsidiaries, is reflected in the Company’s consolidated financial statements and includes federal and state taxes currently payable and changes in deferred tax assets and liabilities excluding the establishment of deferred tax assets and liabilities related to acquisitions. For the current year, the Company’s estimated, consolidated effective tax rate is approximately 54%. The provision for federal and state taxes was $1.2 million and $0.05 million for the six months ended June 30, 2010 and 2009, respectively. Approximately

Aurora Diagnostics Holdings, LLC

Notes to Consolidated Condensed Financial Statements — (Continued)

$0.8 million of the 2010 provision relates to subsidiaries structured as corporations, subject to federal and state income taxes, and acquired after June 30, 2009.

Note 12.	Subsequent Events

On April 29, 2010, the Company filed Form S-1 with the SEC to initiate an initial public offering. In connection with the offering, the Company will enter into the Reorganization Merger, including the creation or acquisition of amortizable tax assets in connection with the offering and the Reorganization Merger, and the creation of liabilities in connection with entering into a Tax Receivable Agreement concurrent with the completion of the offering. The Company also created an incorporated entity in Delaware on April 23, 2010. These transactions are more fully described in the Form S-1. Subsequent amendments to the Form S-1 were filed on June 18, 2010 and July 14, 2010.

On July 6, 2010, the Company paid $4.2 million related to a subordinated, unsecured contingent note entered into during 2007.

On October 8, 2010 the Company acquired 100% of the equity of Biopsy Diagnostics, LLC for approximately $14.0 million in cash and contingent consideration of up to a maximum of $9.2 million payable over four years. Biopsy Diagnostics, LLC is a pathology practice located in South Carolina.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying consolidated balance sheet of South Texas Dermatopathology Laboratory, P.A. and Subsidiaries as of November 20, 2009, and the related consolidated statement of operations, stockholders’ equity and cash flows for the period from January 1, 2009 to November 20, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of South Texas Dermatopathology Laboratory, P.A. and Subsidiaries as of November 20, 2009, and the results of their consolidated operations and their cash flows for the period from January 1, 2009 to November 20, 2009 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
April 9, 2010

South Texas Dermatopathology Laboratory, P.A. and Subsidiaries
Consolidated Balance Sheet
November 20, 2009

($ in thousands)

Assets
Current Assets
Cash	$162
Accounts receivable, net	563
Cash surrender value of life insurance	195
Other assets	67
Total current assets	987
Property and Equipment, net	1,034

$2,021

Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable	$967
Accounts payable	14
Accrued compensation	205
Income tax payable	139
Deferred tax liabilities, current portion	143

Total current liabilities	1,468

Deferred Income Taxes, less current portion	321

Commitments and Contingencies
Stockholders’ Equity
Common Shares, $1 par value per share, 100,000 shares authorized and 1,000 shares issued and outstanding	1
Additional paid-in capital	3
Retained earnings	228

Total stockholders’ equity	232

$2,021

See Notes to Consolidated Financial Statements.

South Texas Dermatopathology Laboratory, P.A. and Subsidiaries
Consolidated Statement of Operations
For the Period From January 1, 2009 through November 20, 2009

($ in thousands)

Net Revenues	$7,328

Operating costs and expenses:
Cost of services	5,127
Selling, general and administrative expenses	1,482
Depreciation expense	73

Total operating costs and expenses	6,682

Income from operations	646
Interest expense	(52)

Income before income taxes	594
Provision for income taxes	215

Net income	$379

See Notes to Consolidated Financial Statements.

South Texas Dermatopathology Laboratory, P.A. and Subsidiaries
Consolidated Statement of Stockholders’ Equity
For the Period From January 1, 2009 through November 20, 2009

	Common Stock
	Outstanding		Additional		Total
		Par	Paid-In	Retained	Shareholders’
	Shares	Value	Capital	Earnings	Equity
	($ in thousands, except shares)

Balance, December 31, 2008	1,000	$1	$3	$(151)	$(147)
Net income	—	—	—	379	379

Balance, November 20, 2009	1,000	$1	$3	$228	$232

See Notes to Consolidated Financial Statements.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries
Consolidated Statement of Cash Flows
 For the period from January 1, 2009 through November 20, 2009

($ in thousands)

Cash Flows From Operating Activities
Net income	$379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	73
Deferred income taxes	66
Changes in assets and liabilities:
Increase in:
Accounts receivable	(81)
Other assets	(46)
Increase in:
Income tax payable	139
Accounts payable	14
Accrued compensation	22

Net cash provided by operating activities	566

Cash Flows From Investing Activities
Purchase of property and equipment	(54)

Net cash used in investing activities	(54)

Cash Flows From Financing Activities
Repayment of debt	(412)

Net cash used in financing activities	(412)

Net increase in cash	100

Cash:
Beginning	62

Ending	$162

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$52

Cash tax payments	$10

See Notes to Consolidated Financial Statements.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  South Texas Dermatopathology Laboratory, P.A. (the “Company”) was organized in the State of Texas as a professional business corporation in 1983, to operate as a pathology laboratory company.

The Company engages in the business of providing anatomic pathology and cytology services to physicians.

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation:  The accompanying consolidated financial statements of the Company include the accounts of South Texas Dermatopathology Laboratory, P.A., S&D Texas Holdings, LLC, and STD Capital, L.P. All accounts and transactions between the entities have been eliminated in consolidation.

S & D Texas Holdings, LLC (“S & D”) has been consolidated based on S & D being a variable interest entity (“VIE”) and the Company being the primary beneficiary. S & D owns commercial real estate in Texas which is held for lease. Accounting principles generally accepted in the United States of America requires an entity to consolidate a VIE under certain conditions having to do with the VIE’s activities, related risks and rewards, and the equity investment of its owners. Management of the Company has determined that the conditions requiring consolidation of a VIE have been met. As of November 20, 2009, total assets and total liabilities of S & D were approximately $925,000 and approximately $1,057,000, respectively. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair value of Financial Instruments:  On January 1, 2008, the Company adopted a new standard related to the accounting for financial assets and liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually.

On January 1, 2009, the Company adopted authoritative guidance for its nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. The adoption of the guidance did not materially impact the Company’s disclosure requirements.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value.

This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard became effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

The fair value accounting standards clarify the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable in active markets.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Level 3:  Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ended November 20, 2009, Medicare and BlueCross/Blue Shield provided approximately 45% and 18% of the Company’s net revenues, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation’s (“FDIC”). These amounts are guaranteed by the FDIC up to $250,000 as of November 20, 2009. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 39 years.

Income Taxes:  Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductive temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in taxes laws and rates on the date of enactment. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

New Accounting Standards:  Effective June 30, 2009, the Company adopted a newly issued accounting standard related to accounting for and disclosure of subsequent events in its consolidated financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the Company to disclose that it has evaluated subsequent events through the date of the filing or issue date. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States of America (“GAAP”) recognized by the FASB in the preparation of financial statements. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued new accounting guidance on when an entity should be included in consolidated financial statements. The new guidance amends the evaluation criteria to identify the primary beneficiary of a variable interest entity, or “VIE,” and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity-method investments, and collaboration arrangements. The guidance is applicable to all new and existing VIEs. This standard is effective for the Company as of January 1, 2010 and the Company does not expect the impact of its adoption to be material to its consolidated financial statements.

Subsequent Events:  The Company has evaluated all subsequent events through April 9, 2010, the date of issuance of the consolidated financial statements.

Note 2.	Accounts Receivable

Accounts receivable consist of the following as of November 20, 2009 (in thousands):

Accounts receivable and unbilled receivables	$843
Less: allowance for bad debt	(280)

Accounts receivable, net	$563

Note 3.	Property and Equipment

Property and equipment as of November 20, 2009 consist of the following (in thousands):

	Estimated Useful
	Life (Years)

Buildings and improvements	5 – 39	$954
Vehicles	5 – 7	31
Furniture and fixtures	7	158
Laboratory, office and data processing equipment	3 – 5	631
Software	3	47

		1,821
Less accumulated depreciation		(984)

		837
Land		197

		$1,034

Depreciation expense was approximately $73,000 for the period from January 1, 2009 to November 20, 2009.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 4.	Notes Payable

On April 25, 2005, the Company entered into a mortgage note for the purchase of its building and land. The agreement was collateralized by substantially all of the Company’s assets and guaranteed by owners of the Company. Interest was paid in arrears at 5.5%, and the note’s original maturity date was April 25, 2020. In December 2009, the physician employee stockholders paid off the mortgage note in full.

Note 5.	Related Party Transactions

The Company has employment agreements with certain of its stockholders who are physician employees which expire at various times. Bonuses are discretionary and are based upon the reasonable value of the physicians’ contribution. Under certain of the agreements, in the event employment is terminated due to death, retirement or disability, the employee will receive an additional compensation for up to 60 days. For the period from January 1, 2009 through November 20, 2009, the Company paid salaries and bonuses to stockholders who are physician employees of approximately $1.24 million and $2.16 million, respectively.

Note 6.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Note 7.	Fair Value of Financial Instruments

Certain assets that are measured at fair value on a non-recurring basis, including property and equipment are adjusted to fair value only when the carrying values are greater than their fair values.

As of November 20, 2009 the carrying amounts of cash, accounts receivable, accounts payable, and accrued compensation approximate their fair value based on the short maturity of these instruments.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 8.	Income Taxes

The provision for income taxes for the period ended November 20, 2009 consists of the following (in thousands):

Current:
Federal	$139
State	10

Total current provision	149

Deferred:
Federal	65
State	1

Total deferred benefit	66

Total provision for income taxes	$215

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are summarized below as of November 20, 2009:

Accrued wages	$72
Allowance for doubtful accounts	(197)
Other	(18)

Current deferred tax liabilities, net	(143)
Non current deferred tax liabilities:
Property and equipment	$(321)
Noncurrent deferred tax liabilities, net	—

(321)
Total deferred tax liabilities, net	$(464)

Note 9.	Employee Benefit Plan

The Company has a profit sharing 401(k) Plan covering substantially all of its employees. Eligible participants may elect to defer a percentage of their compensation not to exceed the maximum amount of elective contribution determined by law. The employer may elect to make a qualified matching contribution for a plan year. Contributions are based on the sole discretion of the Company. During the year ended November 20, 2009, the Company contributed approximately $4,500 to the plan on behalf of its employees.

South Texas Dermatopathology, Laboratory P.A. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 10.	Cash Surrender Value Life Insurance

The Company purchased insurance on the lives of its two physician stockholders. As beneficiary, the Company receives the cash surrender value if the policy is terminated and, upon death of the insured, receives all of the benefits payable. The cash value of the life insurance policies was approximately $195,000 as of November 20, 2009. Subsequent to November 2009, the policies were terminated and the cash surrender value was distributed to the physician employee stockholders.

Note 11.	Subsequent Event

On November 20, 2009, the Company was acquired from its stockholders by Aurora Diagnostics Holdings, LLC.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying balance sheets of Twin Cities Dermatopathology, P.A. as of March 7, 2008 and December 31, 2007, and the related statements of operations, stockholder’s equity, and cash flows for the period from January 1, 2008 through March 7, 2008 and for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Twin Cities Dermatopathology, P.A. as of March 7, 2008 and December 31, 2007 and, the results of its operations and its cash flows for the period January 1, 2008 through March 7, 2008 and for the year then ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
April 9, 2010

Twin Cities Dermatopathology, P.A.

Balance Sheets

	March 7, 2008		December 31, 2007
	($ in thousands)

Assets
Current Assets
Cash		$892	$1,413
Accounts receivable, net		620	565
Prepaid expenses		9	9

Total current assets		1,521	1,987
Property and Equipment, net		106	95

	$	,1,627	$2,082

Liabilities and Stockholder’s Equity
Current Liabilities
Accounts payable		$81	$53
Accrued compensation		249	228

Total current liabilities		330	281

Stockholder’s Equity
Common Shares, $ .01 par value per share, 5,000 shares authorized and 500 shares issued and outstanding		—	—
Retained earnings		1,297	1,801

Total stockholder’s equity		1,297	1,801

		$1,627	$2,082

See Notes to Financial Statements.

Twin Cities Dermatopathology, P.A.

Statements of Operations
Period from January 1, 2008 through March 7, 2008
and For the Year Ended December 31, 2007

	January 1, 2008
	Through	Year Ended
	March 7, 2008	December 31, 2007
	($ in thousands)

Net Revenues	$1,293	$8,409

Operating costs and expenses:
Cost of services	562	2,633
Selling, general and administrative expenses	98	411
Depreciation expense	7	88

Total operating costs and expenses	667	3,132

Income from operations	626	5,277
Interest income	3	23

Net income	$629	$5,300

See Notes to Financial Statements.

Twin Cities Dermatopathology, P.A.

Statement of Stockholder’s Equity
For the period from January 1, 2008 through March 7, 2008
and For the Year Ended December 31, 2007

	Common Stock Outstanding			Total
		Par	Retained	Stockholder’s
	Shares	Value	Earnings	Equity
	($ in thousands, except shares)

Balance, December 31, 2006	500	$—	$1,550	$1,550
Distributions	—	—	(5,049)	(5,049)
Net income	—	—	5,300	5,300

Balance, December 31, 2007	500	—	1,801	1,801
Distributions	—	—	(1,133)	(1,133)
Net income	—	—	629	629

Balance, March 7, 2008	500	$—	$1,297	$1,297

See Notes to Financial Statements.

Twin Cities Dermatopathology, P.A.

Statements of Cash Flows
For the period from January 1, 2008 through March 7, 2008
and For the Year Ended December 31, 2007

	January 1, 2008
	Through	Year Ended
	March 7, 2008	December 31, 2007
	($ in thousands)

Cash Flows From Operating Activities
Net income	$629	$5,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7	88
Allowance for bad debt	67	16
Changes in assets and liabilities:
(Increase) Decrease in:
Accounts receivable	(122)	(11)
Prepaid expenses	—	8
Increase in:
Accounts payable	28	20
Accrued compensation	21	32

Net cash provided by operating activities	630	5,453

Cash Flows From Investing Activities
Purchase of property and equipment	(18)	(42)

Net cash used in investing activities	(18)	(42)

Cash Flows From Financing Activities
Distributions	(1,133)	(5,049)

Net cash used in financing activities	(1,133)	(5,049)

Net increase (decrease) in cash	(521)	362
Cash, beginning	1,413	1,051

Cash, ending	$892	$1,413

See Notes to Financial Statements.

Twin Cities Dermatopathology, P.A.

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Twin Cities Dermatopathology, P.A. (the “Company”) was organized in the State of Minnesota as a professional business corporation in January 1990 to operate as a pathology laboratory.

The Company engages in the business of providing anatomic pathology and cytology services to physicians in the state of Minnesota.

A summary of the Company’s significant accounting policies follows:

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair value of Financial Instruments:  The Company’s financial instruments consist mainly of cash, accounts receivable, and accounts payable. The carrying amounts of the Company’s cash, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ended March 7, 2008 and year ended December 31, 2007, Medicare provided 15% and 20% of net revenues, respectively, and Blue Cross/Blue Shield, provided 15% of net revenues in each period, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest-bearing accounts with a financial institution that guaranteed by the Federal Deposit Insurance Corporation’s (“FDIC”) up to $100,000 as of March 7, 2008. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Income Taxes:  The Company is a subchapter S Corporation for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes. The income attributable to the Company is distributed to the stockholder.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

Twin Cities Dermatopathology, P.A.

Notes to Financial Statements — (Continued)

New Accounting Standards:  In July 2006, the Financial Accounting Standards Board (“FASB”) issued a new standard related to the accounting for uncertainty in income taxes. The standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In October 2008, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company was not required to adopt the new standard for these financial statements. The Company does not expect the adoption of this statement will materially impact its financial statements.

In September 2006, the FASB issued a new standard related to all assets and liabilities being measured and reported on a fair value basis. The standard requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. In February 2008, the FASB deferred the effective date of the new standard for one year for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2008.

The new standard establishes a hierarchy ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

a. Level 1:  Quoted market prices in active markets for identical assets or liabilities.

b. Level 2:  Observable market based inputs or unobservable inputs corroborated by market data.

c. Level 3:  Unobservable inputs not corroborated by market data.

The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

Note 2.	Accounts Receivable

Accounts receivable consist of the following as of (in thousands):

	March 7, 2008	December 31, 2007

Accounts receivable and unbilled receivables	$818	$696
Less: allowance for bad debts	(198)	(131)

Accounts receivable, net	$620	$565

Twin Cities Dermatopathology, P.A.

Notes to Financial Statements — (Continued)

Note 3.	Property and Equipment

Property and equipment consist of the following as of (in thousands):

	Estimated Useful	March 7,	December 31,
	Life (Years)	2008	2007

Laboratory, office and data processing equipment	5	$686	$669
Leasehold improvements	10	34	34
Furniture and fixtures	5	70	69
Software	3	181	181
		971	953
Less accumulated depreciation		(865)	(858)

		$106	$95

Depreciation expense was approximately $7,000 for the period from January 1, 2008 to March 7, 2008 and $88,000 for the year ended December 31, 2007.

Note 4.	Related Party Transactions

The Company has an employment agreement with its sole stockholder, who is also a physician employee, the terms of which renew automatically for consecutive twelve-month periods. The agreement provides for a minimum salary level, adjusted annually for cost-of-living changes. For the period from January 1, 2008 through March 7, 2008 and year ended December 31, 2007, the Company paid salaries of approximately $67,000 and $373,000, respectively, under this agreement.

Note 5.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Operating Leases:  The Company leases office and medical laboratory facilities and equipment under non-cancelable lease agreements with terms ranging from two to ten years and expiring through 2011. The terms of some of the facility leases call for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was approximately $9,200 for the period from January 1, 2008 through March 7, 2008 and $55,000 for the year ended December 31, 2007. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives is recorded on a straight-line basis over the term of the lease.

Twin Cities Dermatopathology, P.A.

Notes to Financial Statements — (Continued)

Aggregate future minimum annual rentals under the lease agreements are as of March 7, 2008 are as follows (in thousands):

2009	$55
2010	55
2011	55
2012	14

$179

Note 6.	Employee Benefit Plan

The Company has a defined contribution plan covering substantially all of its employees. Eligible participants may elect to defer a percentage of their compensation not to exceed the maximum amount of elective contribution determined by law. The Company may elect to make a matching contribution based on a percentage determined by the Company of the employee’s annual elective contributions or a percentage of the employee’s annual compensation. The Company contributed approximately $1,200 and $114,000 for the period from January 1, 2008 to March 7, 2008 and for the year ended December 31, 2007, respectively, to the plan.

Note 7.	Subsequent Events

On March 7, 2008, the Company was acquired from its stockholder by Aurora Diagnostics Holdings, LLC.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying balance sheet of Laboratory Medicine Consultants, LTD. (the “Company”) as of December 10, 2007, and the related statement of operations and stockholders’ deficit and cash flows for the period from January 1, 2007 to December 10, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laboratory Medicine Consultants, LTD. as of December 10, 2007, and the results of its operations and its cash flows for the period from January 1, 2007 to December 10, 2007 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
April 9, 2010

Laboratory Medicine Consultants, LTD.

Balance Sheet
December 10, 2007

($ in thousands)
Assets
Current Assets
Cash	$56
Accounts receivable, net	3,258

Total current assets	3,314
Property and Equipment, net	490
Deferred Tax Assets	2,308

$6,112

Liabilities and Members’ Equity
Current Liabilities
Notes payable	$—
Accounts payable	309
Post employment obligation, current portion	1,888
Accrued compensation	150
Income taxes payable	51
Deferred tax liabilities	951
Total current liabilities	3,349

Post employment obligation, less current portion	5,146

Commitments and Contingencies
Stockholders’ Deficit
Common Shares, $10.00 par value, 3,225 shares authorized;	25
2,500 shares issued and outstanding
Retained earnings	(2,408)

Total stockholders’ deficit	(2,383)

$6,112

See Notes to Financial Statements.

Laboratory Medicine Consultants, LTD.

Statement of Operations
For the period from January 1, 2007 through December 10, 2007

($ in thousands)
Net Revenues	$17,562
Operating costs and expenses:
Cost of services	14,272
Selling, general and administrative expenses	1,314
Depreciation expense	191

Total operating costs and expenses	15,777

Income from operations	1,785

Interest expense	14
Income before income taxes	1,771
Provision for income taxes	650

Net income	$1,121

See Notes to Financial Statements.

Laboratory Medicine Consultants, LTD.

Statement of Stockholders’ Deficit
For the period from January 1, 2007 through December 10, 2007

	Common Stock
	Outstanding
		Par	Accumulated	Total Stockholders’
	Shares	Value	Deficit	Deficit
	($ in thousands, except shares)

Balance, December 31, 2006	2,500	$25	$(3,529)	$(3,504)
Net income	—	—	1,121	1,121

Balance, December 10, 2007	2,500	$25	$(2,408)	$(2,383)

See Notes to Financial Statements.

Laboratory Medicine Consultants, LTD.

Statement of Cash Flows
For the period from January 1, 2007 through December 10, 2007

($ in thousands)
Cash Flows From Operating Activities
Net income	$1,121
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	191
Deferred income taxes	599
Changes in assets and liabilities:
Increase in:
Accounts receivable	411
Increase (decrease) in:
Accounts payable	(636)
Post employment obligation	(687)
Accrued compensation	(123)
Income taxes payable	51

Net cash provided by operating activities	927

Cash Flows From Investing Activities
Purchase of property and equipment	(99)

Net cash used in investing activities	(99)

Cash Flows From Financing Activities
Repayment of notes payable	(908)

Net cash used in financing activities	(908)

Net decrease in cash	(80)
Cash:
Beginning	136

Ending	$56

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$14

Cash tax payments	$—

See Notes to Financial Statements.

Laboratory Medicine Consultants, LTD.

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  The Company is an independent multi-specialty anatomic and clinical pathology laboratory located in Las Vegas, Nevada. As an independent laboratory, in operation since 1969, the Company serves independent physicians and hospitals throughout Nevada.

The Company is organized under Nevada law as a C corporation for tax purposes.

A summary of the Company’s significant accounting policies follows:

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair Value of Financial Instruments:  The Company’s financial instruments consist mainly of cash, accounts receivable and accounts payable. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ending December 10, 2007, Medicare and Cigna provided 15% and 12% of the Company’s net revenues, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation’s (“FDIC”). These amounts are guaranteed by the FDIC up to $100,000 as of December 10, 2007. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 5 to 8 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Income Taxes:  Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductive temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in taxes laws and rates on the date of enactment.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state

Laboratory Medicine Consultants, LTD.

Notes to Financial Statements — (Continued)

governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

New Accounting Standards:  In July 2006, the Financial Accounting Standards Board (“FASB”) issued a new standard related to the accounting for uncertainty in income taxes. The standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In October 2008, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company was not required to adopt the new standard for these financial statements. The Company does not expect the adoption of this statement will have a material impact on its financial statements.

In September 2006, the FASB issued a new standard related to all assets and liabilities being measured and reported on a fair value basis. The standard requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. In February 2008, the FASB deferred the effective date of the new standard for one year for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2008.

The standard establishes a hierarchy ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs corroborated by market data.

•	Level 3: Unobservable inputs not corroborated by market data.

The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

Note 2.	Accounts Receivable

Accounts receivable as of December 10, 2007 consists of the following (in thousands):

Accounts receivable and unbilled receivables	$4,863
Less: allowance for doubtful accounts	(1,605)

Accounts receivable, net	$3,258

Laboratory Medicine Consultants, LTD.

Notes to Financial Statements — (Continued)

Note 3.	Property and Equipment

Property and equipment as of December 10, 2007 consists of the following (in thousands):

	Estimated Useful
	Life (Years)
Laboratory, office and data processing equipment	5-7	$1,138
Leasehold improvements	8	224
Furniture and fixtures	5	169

		1,531
Less accumulated depreciation		(1,041)

		$490

Depreciation expense was approximately $191,000 for the period ended December 10, 2007.

Note 4.	Post Employment Obligation

As of December 10, 2007, the Company has a salary continuation program with its four retired former stockholders and remaining active stockholders. Under the terms of the Company’s Amended and Restated Stockholders Agreement, the stockholders, upon retirement, death or other specified events, are entitled to 25% of a full stockholder salary and distribution, 1.75% of the Company’s adjusted gross annual revenues, health insurance, and malpractice “tail” insurance coverage for four years following retirement. The equity stockholders are eligible for the benefit after completing their sixth year as a stockholder and are fully vested after the tenth year. The Company calculates the present value of these future payments based on average stockholder salary and distribution levels, longevity and a discount rate (7.35% as of December 10, 2007). The Company accrued an aggregate of $7 million related to this post employment benefit as of December 10, 2007, of which $1.9 million is payable within one year.

Note 5.	Notes Payable

During the period ended December 10, 2007, the Company paid in full and terminated a $700,000 line of credit with a bank and a $207,872 commercial term loan. Total interest expense for the period ended December 10, 2007 was approximately $24,000. These debt agreements were secured by substantially all of the Company’s assets.

Note 6.	Employee Benefit Plan

The Company has a defined contribution plan covering substantially all of its employees. Eligible participants may elect to defer a percentage of their compensation not to exceed the maximum amount of elective contribution determined by law. The employer may elect to make a qualified matching contribution for a plan year. The qualified matching contribution is the lesser of a percentage determined by the Company of the participant’s elective contributions for that plan year or a percentage of the employee’s compensation for that plan year. For the period ended December 10, 2007, the Company did not make any contributions towards the defined contribution plan.

Note 7.	Commitments and Contingencies

During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the

Laboratory Medicine Consultants, LTD.

Notes to Financial Statements — (Continued)

Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Employment Agreements:  The Company has employment agreements with its physician employees, the terms of which expire at various times. Such agreements provide for minimum salary levels including various benefits, as well as for discretionary bonus compensations. Under certain of the agreements, in the event employment is terminated, the employee is entitled to receive only the compensation accrued but unpaid as of the date of termination. The Company paid bonuses of approximately $61,000 to its employees for the period ended December 10, 2007, under the agreements.

Self-Insured Health Benefits:  During 2007, the Company provided health care benefits to the majority of its employees through a partially self-insured plan. The Company records its estimate of the ultimate cost of, and reserves for, health care benefits based on computations using the Company’s loss history as well as industry statistics. In determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The amount reserved for estimated claims was $69,583 as of December 10, 2007 which is included in accounts payable in the accompanying balance sheet. The ultimate cost of health care benefits will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims.

Operating Leases:  The Company leases its laboratory and business office from an unrelated entity under a 20 year lease that began in October 2000 and ends on May 31, 2020. Rent expense including taxes and common utility charges was approximately $220,000 for the period ended December 10, 2007.

Aggregate future minimum annual rentals under the lease agreements as of December 10, 2007 are as follows (in thousands):

Year Ended
December 10,
2008	$202
2009	202
2010	202
2011	202
2012	202
Thereafter	1,617

$2,627

Laboratory Medicine Consultants, LTD.

Notes to Financial Statements — (Continued)

Note 8.	Income Taxes

The provision for income taxes for the period ended December 10, 2007 consists of the following:

Current:
Federal	$51
State	—

Total current provision	51

Deferred:
Federal	599
State	—

Total deferred provision	599

Total provision for income taxes	$650

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are summarized below as of December 10, 2007:

Allowance for doubtful accounts	$(1,108)
Accrued wages	75
Accounts payable	82

Current deferred tax liabilities, net	(951)

Property and equipment	(84)
Post-employment obligation	2,392

Noncurrent deferred tax assets, net	2,308

Total deferred tax assets, net	$1,357

Note 9.	Subsequent Events

On December 10, 2007, the Company was acquired from its stockholders by Aurora Diagnostics Holdings, LLC. In conjunction with the sale to Aurora Diagnostics Holdings, LLC, the portion of the Company’s post employment benefit program for active (non-retired) stockholders, and its related obligation of $3.3 million, was terminated.

Subsequent to December 10, 2007, the Company was notified of claims made by certain retired stockholders relating to the Company’s post-employment benefit program and the sale of the Company to Aurora Diagnostics Holdings, LLC. The Company intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the accompanying financial statements.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying consolidated balance sheet of Greensboro Pathology Associates, P.A. and Subsidiary as of October 4, 2007, and the related consolidated statement of operations, stockholders’ equity and cash flows for the period from January 1, 2007 to October 4, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greensboro Pathology Associates, P.A. and Subsidiary as of October 4, 2007, and the results of their operations and their cash flows for the period from January 1, 2007 to October 4, 2007 in conformity with accounting principles generally accepted In the United States of America.

West Palm Beach, Florida
April 9, 2010

Greensboro Pathology Associates, P.A. and Subsidiary

Consolidated Balance Sheet
October 4, 2007

($ in thousands)
Assets
Current Assets
Cash	$2,386
Accounts receivable, net	4,069
Other assets	73

Total current assets	6,528

Property and Equipment, net	2,163

$8,691

Liabilities and Stockholders’ Equity
Current Liabilities
Note payable	$2,566
Accounts payable	460
Accrued compensation	1,913

Total current liabilities	4,939

Commitments and Contingencies
Stockholders’ Equity
Common Shares, $10.00 par value per share, 10,000 shares authorized; 80 shares issued and outstanding	1
Additional paid-in capital	7
Retained earnings	3,744

Total stockholders’ equity	3,752

$8,691

See Notes to Consolidated Financial Statements.

Greensboro Pathology Associates, P.A. and Subsidiary

Consolidated Statement of Operations
For the Period From January 1, 2007 through October 4, 2007

($ in thousands)
Net Revenues	$25,968

Operating costs and expenses:
Cost of service	19,478
Selling, general and administrative expenses	2,185
Depreciation expense	422

Total operating costs and expenses	22,085

Income from operations	3,883
Interest expense	(139)

Net income	$3,744

See Notes to Consolidated Financial Statements.

Greensboro Pathology Associates, P.A. and Subsidiary

Consolidated Statement of Stockholders’ Equity
For the Period From January 1, 2007 through October 4, 2007

	Common Stock		Additional		Total
	Outstanding		Paid-In	Retained	Stockholders’
	Shares	Par Value	Capital	Earnings	Equity
	($ in thousands, except shares)

Balance, December 31, 2006	80	$1	$7	$3,240	$3,248
Distributions	—	—	—	(3,240)	(3,240)
Net income	—	—	—	3,744	3,744

Balance, October 4, 2007	80	$1	$7	$3,744	$3,752

See Notes to Consolidated Financial Statements.

Greensboro Pathology Associates, P.A. and Subsidiary

Consolidated Statement of Cash Flows.
For the period from January 1, 2007 through October 4, 2007

($ in thousands)
Cash Flows From Operating Activities
Net income	$3,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	422
Allowance for bad debt	1,213
Changes in assets and liabilities:
Increase (decrease) in:
Accounts receivable	(893)
Other assets	23
Increase (decrease) in:
Accounts payable	(283)
Accrued compensation	1,141

Net cash provided by operating activities	5,367

Cash Flows From Investing Activities
Purchase of property and equipment	(188)

Net cash used in investing activities	(188)

Cash Flows From Financing Activities
Repayment of debt	(367)
Distribution	(3,240)

Net cash used in financing activities	(3,607)

Net increase in cash	1,572
Cash:
Beginning	814

Ending	$2,386

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$137

See Notes to Consolidated Financial Statements.

Greensboro Pathology Associates, P.A. and Subsidiary

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Greensboro Pathology Associates, P.A. and Subsidiary (the “Company”) was organized in the State of North Carolina as a professional business corporation during February 1998 to operate as a pathology laboratory. During 2004, the Company elected to be treated as an S-Corporation.

The Company engages in the business of providing anatomic pathology and cytology services to physicians in the State of North Carolina.

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation:  The accompanying consolidated financial statements of the Company include the accounts of Greensboro Pathology Associates, P.A. and its wholly-owned subsidiary. All accounts and transactions between the entities have been eliminated in consolidation.

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair Value of Financial Instruments:  The Company’s financial instruments consist mainly of cash, accounts receivable, accounts payable and note payable. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

At October 4, 2007, approximately $2.6 million of the Company’s note payable bears interest at a variable market rate, and thus, the carrying amounts approximate fair value. As of October 4, 2007, $2.1 million of the note payable outstanding was subjected to an interest rate swap agreement (derivative) which is reflected at fair value in the financial statements of approximately $19,000 included in other assets on the accompanying consolidated balance sheet as of October 4, 2007. The interest rate swap agreement was terminated subsequent to October 4, 2007, in conjunction with the repayment of the note payable as further discussed in Notes 4 and 8.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ending October 4, 2007, Medicare and BlueCross/Blue Shield provided 19% and 28% of the Company’s net revenues, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation’s (“FDIC”). These amounts are guaranteed by the FDIC up to $100,000 as of October 4, 2007. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated

Greensboro Pathology Associates, P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 11 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Income Taxes:  The Company is a subchapter S Corporation for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes. The income attributable to the Company is distributed to the stockholders in accordance with their proportionate share of earnings.

Derivative Financial Instruments:  The Company has adopted the accounting standard issued by the Financial Accounting Standards Board (“FASB”) related to disclosure of derivative instruments and hedging activities. The standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. During 2007, the Company entered into an interest rate swap agreement with the bank to eliminate the impact of changes in interest rates on its debt. The Company has recorded the fair value of the swap agreement in other assets on the accompanying consolidated balance sheet as of October 4, 2007, and as additional financing expense related to the changes in the carrying amount of the swap agreement in the accompanying consolidated statement of income for the period from January 1, 2007 through October 4, 2007.

Provided that the Company does not default on its financing arrangements, continues its schedule of debt service payments through the loan maturity dates and does not settle the interest rate swap agreement, there will be no future cash outlay or recovery for the fair value of the swap agreement.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

New Accounting Standards:  In July 2006, the FASB issued a new standard related to the accounting for uncertainty in income taxes. The standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In October 2008, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company was not required to adopt the new standard for these consolidated financial statements. The Company does not expect the adoption of this statement will impact its consolidated financial statements.

In September 2006, the FASB issued a new standard related to all assets and liabilities being measured and reported on a fair value basis. The standard requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. In February 2008, the FASB deferred the effective date of the standard for one year for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the consolidated financial statements on a recurring basis for fiscal years beginning after November 15, 2008.

Greensboro Pathology Associates, P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The standard establishes a hierarchy ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs corroborated by market data.

•	Level 3: Unobservable inputs not corroborated by market data.

The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

Note 2.	Accounts Receivable

Accounts receivable consists of the following as of October 4, 2007 (in thousands):

Accounts receivable and unbilled receivables	$7,932
Less: allowance for bad debt	(3,863)

Accounts receivable, net	$4,069

Note 3.	Property and Equipment

Property and equipment as of October 4, 2007 consists of the following (in thousands):

	Estimated Useful
	Life (Years)

Leasehold improvements	11	$1,646
Furniture and fixtures	7	3,934
Laboratory, office and data processing equipment	3 – 5	1,217
Software	3	320

		7,117
Less accumulated depreciation		(4,954)

		$2,163

Depreciation expense was approximately $422,000 for the period from January 1, 2007 to October 4, 2007.

Note 4.	Note Payable

In 2002, the Company entered into a note payable with a financial institution. The note was secured by all tangible assets of the Company and accrued interest at LIBOR plus 2%. In July 2004, the Company entered into an interest rate swap agreement with a fixed effective rate of 6.42%. Principal and fixed rate interest were paid monthly. The note was paid in full with proceeds from the sale of the Company to Aurora Diagnostics Holdings, LLC as further discussed in Note 8.

Note 5.	Related Party Transactions

The Company has employment agreements with certain of its stockholders’ who are physician employees which expire at various times. Bonuses are discretionary and may be paid to make total annual compensation equal to the reasonable value of the physicians’ contribution. Under certain of the agreements, in the event employment is terminated due to death, retirement or disability, the employee will receive an additional compensation for up to one year. For the period from January 1, 2007 through October 4, 2007, the Company paid salaries and bonuses of approximately $2.4 million and $6.2 million, respectively.

Greensboro Pathology Associates, P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 6.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Operating Leases:  The Company leases an office and medical laboratory facility under a non-cancelable lease agreement maturing December 31, 2012. The terms of the facility lease calls for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was approximately $454,000 for the period ended October 4, 2007. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives is recorded on a straight-line basis over the term of the lease.

Aggregate future minimum annual rentals under the lease agreements as of October 4, 2007 are as follows (in thousands):

Year Ending
October 4,

2008	$630
2009	639
2010	654
2011	674
2012	869

$3,466

Employment Agreements:  The Company has employment agreements with its physician employees, the terms of which expire at various times. Such agreements provide for minimum salary levels determined by the board of directors. Bonuses are discretionary and may be paid to make total annual compensation equal to the reasonable value of the physicians’ contribution. Under certain of the agreements, in the event employment is terminated due to death, retirement or disability, the employee will receive an additional compensation for up to one year.

Note 7.	Employee Benefit Plan

The Company has a profit sharing 401(K) Plan covering substantially all of its employees. Eligible participants may elect to defer a percentage of their compensation not to exceed the maximum amount of elective contribution determined by law. The employer may elect to make a qualified matching contribution for a plan year. The Company guarantees 3% of compensation to each employee under the 401(K) Plan. The profit sharing contribution is discretionary by the Company. For the period from January 1, 2007 to October 4, 2007, the Company contributed approximately $651,000 towards the profit sharing 401 (K).

Note 8.	Subsequent Event

On October 4, 2007, the Company was acquired from its stockholders’ by Aurora Diagnostics Holdings, LLC.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying consolidated balance sheet of Mark & Kambour, M.D., P.A. and Subsidiary as of October 11, 2007, and the related consolidated statement of operations, stockholders’ equity and cash flows for the period from January 1, 2007 to October 11, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mark & Kambour, M. D., P.A. and Subsidiary as of October 11, 2007, and the results of their operations and their cash flows for the period from January 1, 2007 to October 11, 2007 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
April 9, 2010

Mark & Kambour, M.D., P.A. and Subsidiary

Consolidated Balance Sheet
October 11, 2007

($ in thousands)

Assets
Current Assets
Cash	$992
Accounts receivable, net	1,754
Other assets	72
Total current assets	2,818
Deposits	23
Property and Equipment, net	321

$3,162

Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable	$—
Accounts payable	214
Accrued compensation	204

Total current liabilities	418

Commitments and Contingencies
Stockholders’ Equity
Common shares, $1.00 par value per share, 1,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	14
Retained earnings	2,729
Total stockholders’ equity	2,744

$3,162

See Notes to Consolidated Financial Statements.

Mark & Kambour, M.D., P.A. and Subsidiary

Consolidated Statement of Operations
For the Period From January 1, 2007 through October 11, 2007

($ in thousands)

Net Revenues	$8,284
Operating costs and expenses:
Cost of services	4,596
Selling, general and administrative expenses	523
Depreciation expense	76

Total operating costs and expenses	5,195

Income from operations	3,089
Interest expense	10

Net income	$3,079

See Notes to Consolidated Financial Statements.

Mark & Kambour, M.D., P.A. and Subsidiary

Consolidated Statement of Stockholders’ Equity
For the Period From January 1, 2007 through October 11, 2007

	Common Stock
	Outstanding		Additional		Total
		Par	Paid-In	Retained	Shareholders’
	Shares	Value	Capital	Earnings	Equity
	($ in thousands, except shares)

Balance, December 31, 2006	1,000	$1	$14	$1,074	$1,089
Distributions	—	—	—	(1,424)	(1,424)
Net income	—	—	—	3,079	3,079

Balance, October 11, 2007	1,000	$1	$14	$2,729	$2,744

See Notes to Consolidated Financial Statements.

Mark & Kambour, M.D., P.A. and Subsidiary

Consolidated Statement of Cash Flows
 For the period from January 1, 2007 through October 11, 2007

($ in thousands)

Cash Flows From Operating Activities
Net income	$3,079
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76
Allowance for bad debt	152
Changes in assets and liabilities:
Increase in:
Accounts receivable	(843)
Other assets	(34)
Deposits	(20)
Increase in:
Accounts payable	120
Accrued compensation	127
Net cash provided by operating activities	2,657
Cash Flows From Investing Activities
Purchase of property and equipment	(67)
Net cash used in investing activities	(67)
Cash Flows From Financing Activities
Repayment of note payable	(224)
Distributions	(1,424)
Net cash used in financing activities	(1,648)
Net increase in cash	942
Cash:
Beginning	50
Ending	$992

Supplemental Disclosures of Cash Flow Information
Cash interest payments	$10

See Notes to Consolidated Financial Statements.

Mark & Kambour, M.D., P.A. and Subsidiary

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Mark & Kambour, M.D., P.A. and Subsidiary (the “Company”) was organized in the State of Florida as a sub-chapter S corporation during May 1989 to operate as a pathology laboratory company.

The Company engages in the business of providing anatomic pathology services to physicians in the State of Florida.

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation:  The accompanying consolidated financial statements of the Company include the accounts of Mark & Kambour M.D., P.A., and its wholly-owned subsidiary, MA Courier Services, Inc. All accounts and transactions between the entities have been eliminated in consolidation.

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair Value of Financial Instruments:  The Company’s financial instruments consist mainly of cash, accounts receivable and accounts payable. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ending October 11, 2007, Medicare and BlueCross/Blue Shield provided 22% and 13% of the Company’s net revenues, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation’s (“FDIC”). These amounts are guaranteed by the FDIC up to $100,000 as of October 11, 2007. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 7 years.

Income Taxes:  The Company is a subchapter S Corporation for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes. The income attributable to the Company is distributed to the stockholders in accordance with their proportionate share of earnings.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state

Mark & Kambour, M.D., P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

government agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

New Accounting Standards:  In July 2006, the Financial Accounting Standards Board (“FASB”) issued a new standard related to the accounting of uncertainty in income taxes. The standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In October 2008, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company was not required to adopt the new standard for these consolidated financial statements. The Company does not expect the adoption of this statement will impact its consolidated financial statements.

In September 2006, the FASB issued a new standard related to all assets and liabilities being measured and reported on a fair value basis. The standard requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. In February 2008, the FASB deferred the effective date of the standard for one year for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the consolidated financial statements on a recurring basis for fiscal years beginning after November 15, 2008.

The standard establishes a hierarchy ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs corroborated by market data.

•	Level 3: Unobservable inputs not corroborated by market data.

The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

Note 2.	Accounts Receivable

Accounts receivable as of October 11, 2007 consist of the following (in thousands):

Accounts receivable and unbilled receivables	$2,139
Less: Allowance for bad debt	(385)

Accounts receivable, net	$1,754

Mark & Kambour, M.D., P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 3.	Property and Equipment

Property and equipment as of October 11, 2007 consist of the following (in thousands):

	Estimated Useful
	Life (Years)

Furniture and fixtures	7	$12
Laboratory, office and data processing equipment	5 – 7	578
Software	3	79

		669
Less accumulated depreciation		(348)

		$321

Depreciation expense was approximately $76,000 for the period from January 1, 2007 to October 11, 2007.

Note 4.	Note Payable

During the period ended October 11, 2007, the Company paid in full a commercial term loan with outstanding balance of $224,016. Interest expense for the period ended October 11, 2007 was approximately $9,700. The note payable was secured by substantially all the Company’s assets.

Note 5.	Related Party Transaction

The Company has employment agreements with certain of its stockholders’ who are physician employees of which expire at various times. Bonuses are discretionary and may be paid based upon the reasonable value of the physicians’ contribution. For the period from January 1, 2007 through October 11, 2007, the Company paid salaries and bonuses to these physicians of approximately $475,000.

Note 6.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Employment Agreements:  The Company has employment agreements with its physician employees, the terms of which expire at various times. Such agreements provide for minimum salary levels determined by the board of directors. Bonuses are discretionary and may be paid based upon the reasonable value of the physicians’ contribution. Under certain of the agreements, in the event employment is terminated due to death, retirement or disability, the employee will receive additional compensation for up to one year.

Mark & Kambour, M.D., P.A. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Operating Leases:  As of October 11, 2007, the Company leases an office and medical laboratory facility under a month-to-month agreement until a new facility is completed. On May 29, 2007, the Company entered into a construction agreement with a contractor for a new leased facility in Coral Gables, FL. Total costs are expected to be approximately $425,000. Through October 11, 2007, no payments have been made by the Company under the agreement.

In May 2007, the Company executed a non-cancelable lease to begin September 21, 2007, maturing September 30, 2012 for the new facility. The terms of the facility lease call for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was approximately $48,000 for the period ended October 11, 2007.

Aggregate future minimum annual rentals under the lease agreements as of October 11, 2007 are as follows (in thousands):

Year Ending
October 11,

2008	$117
2009	121
2010	126
2011	127
2012	95

$586

Note 7.	Subsequent Event

On October 11, 2007, the Company was acquired from its stockholders’ by Aurora Diagnostics Holdings, LLC.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying balance sheet of Cunningham Pathology, LLC as of April 30, 2007, and the related statement of operations and members’ equity and cash flows for the period from January 1, 2007 to April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cunningham Pathology, LLC as of April 30, 2007, and the results of its operations and its cash flows for the period from January 1, 2007 through April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
June 18, 2010

Cunningham Pathology, LLC

Balance Sheet
April 30, 2007

($ in thousands)

Assets
Current Assets
Cash	$642
Accounts receivable, net	1,558
Prepaid expenses	93

Total current assets	2,293
Property and Equipment, net	2,422
Deposits	18

$4,733

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$252
Accrued compensation	272
Mortgage payable	1,157
Line of credit	—

Total current liabilities	1,681
Commitments and Contingencies
Members’ Equity	3,052

$4,733

See Notes to Financial Statements.

Cunningham Pathology, LLC

Statement of Operations and Members’ Equity
 For the period from January 1, 2007 through April 30, 2007

($ in thousands)

Net Revenues	$7,520
Operating costs and expenses:
Cost of services	4,806
Selling, general and administrative expenses	584
Depreciation expense	176

Total operating costs and expenses	5,566
Income from operations	1,954

Other income (expense):
Interest expense	(20)
Other income	5
Total other expense	(15)

Net income	1,939
Members’ Equity, Beginning of Year	2,329
Distributions	(1,216)

Members’ Equity, End of Year	$3,052

See Notes to Financial Statements.

Cunningham Pathology, LLC

Statement of Cash Flows
For the period from January 1, 2007 through April 30, 2007

($ in thousands)

Cash Flows From Operating Activities
Net income	$1,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	176
Allowance for bad debt	13
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(332)
Prepaid expenses	247
Increase in:
Accounts payable	(61)
Accrued compensation	129
Net cash provided by operating activities	2,111
Cash Flows From Investing Activities
Purchase of property and equipment	(45)

Net cash used in investing activities	(45)

Cash Flows From Financing Activities
Repayment of line of credit	(205)
Principal payments on mortgage	(10)
Distributions paid	(1,210)
Net cash used in financing activities	(1,425)

Net increase in cash	641
Cash:
Beginning	1

Ending	$642

Supplemental Schedule of Noncash Investing and Financing Activities
Member distribution of property	$6

Interest paid	$22

See Notes to Financial Statements.

Cunningham Pathology, LLC

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Cunningham Pathology, LLC (the “Company”) was organized in the State of Delaware as a limited liability company on December 10, 1998 to operate as a pathology laboratory company.

The Company engages in the business of providing anatomic pathology and cytology services to physicians in the state of Alabama.

A summary of the Company’s significant accounting policies follows:

Variable Interest Entity:  Accounting principles generally accepted in the United States of America require the consolidation of the financial statements of a variable interest entity (“VIE”) with the financial statements of its primary beneficiary. These consolidation requirements apply to the Company and management of the Company has elected to adopt the guidance. An entity is considered a VIE when equity investors in the entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. The primary beneficiary of a VIE is the entity that is subject to a majority of the risk of loss or entitled to receive a majority of the VIE’s residual returns, or both. In determining whether it is the primary beneficiary of a VIE, a company with a variable interest must also treat a variable interest held by a related party the same as its own interest. The Company has consolidated the financial statements of Cunningham Investment Group, LLC, the entity from which the Company leases certain of its facilities, in the accompanying financial statements as required by this guidance based on the Company being the primary beneficiary. The Company has included $1,160,000 of assets and $1,157,173 of liabilities attributed to Cunningham Investment Group, LLC in the consolidated financial statements at April 30, 2007. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

Accounting Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Fair Value of Financial Instruments:  The Company’s financial instruments consist mainly of cash, accounts receivable and accounts payable. The carrying amounts of the Company’s cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

Revenue Recognition and Accounts Receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. For the period ending April 30, 2007, Medicare and BlueCross/Blue Shield provided 19% and 57% of the Company’s net revenues, respectively.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in non-interest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation (“FDIC”). These amounts are

Cunningham Pathology, LLC

Notes to Financial Statements — (Continued)

guaranteed by the FDIC up to $100,000 as of April 30, 2007. The Company has not experienced any losses on such accounts.

Property and Equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Income Taxes:  The Company is a Delaware limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes, the income attributable to the limited liability company is distributed to the members in accordance with the terms of the operating agreement.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

New Accounting Standards:  In July 2006, the Financial Accounting Standards Board (“FASB”) issued a new standard related to the accounting for uncertainty in income taxes. The standard prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will also be required. In October 2008, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company was not required to adopt the new standard for these financial statements. The Company does not expect the adoption of this statement will have a material impact on its financial statements.

In September 2006, the FASB issued a new standard related to all assets and liabilities being measured and reported on a fair value basis. The standard requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. In February 2008, the FASB deferred the effective date of the standard for one year for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2008.

The standard establishes a hierarchy ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market based inputs or unobservable inputs corroborated by market data.

•	Level 3: Unobservable inputs not corroborated by market data.

The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

Cunningham Pathology, LLC

Notes to Financial Statements — (Continued)

Note 2.	Accounts Receivable

Accounts receivable as of April 30, 2007 consist of the following (in thousands):

Accounts receivable and unbilled receivables	$3,938
Less: allowance for doubtful accounts	(2,380)

Accounts receivable, net	$1,558

Note 3.	Property and Equipment

Property and equipment as of April 30, 2007 consists of the following (in thousands):

	Estimated Useful
	Life (Years)

Laboratory, office and data processing equipment	5–7	$2,869
Building	39	$1,191
Leasehold improvements	8	293
Furniture and fixtures	5	188
Software	3	230
Vehicles	5	194
		4,965
Less accumulated depreciation		(3,018)

		1,947
Land		475
		2,422

Depreciation expense was approximately $176,000 for the four-month period ended April 30, 2007.

Note 4.	Line of Credit

During June 2006, the Company entered into a $1 million line of credit with a bank with interest at LIBOR plus 2%. On March 15, 2007, the outstanding balance of approximately $205,000 under the line of credit was paid in full and the line was terminated.

On February 23, 1999, the Company entered into a mortgage note for the purchase of its building and land. The agreement was collateralized by substantially all of the Company’s assets. Interest was paid in arrears at 6.875% and the note’s original maturity date was February 23, 2014. The Company will continue to make monthly payments at $11,800 with a final balloon payment of $613,168 due on the maturity date.

Note 5.	Employee Benefit Plan

The Company has a defined contribution plan covering substantially all of its employees. Eligible participants may elect to defer a percentage of their compensation not to exceed the maximum amount of elective contribution determined by law. The employer may elect to make a qualified matching contribution for a plan year. The qualified matching contribution is the lesser of a percentage determined by the Company of the participant’s elective contributions for that plan year or a percentage of the employee’s compensation for that plan year. For the period ended April 30, 2007, the Company contributed approximately $536,000 toward the defined contribution plan.

Cunningham Pathology, LLC

Notes to Financial Statements — (Continued)

Note 6.	Related Party Transactions

The Company leases office space from Cunningham Investment Group LLC, which is owned by the physician employees. The lease provides for monthly aggregate minimum payments of approximately $18,000 and will expire in April 2009. Rent expense incurred and paid to the related entity was approximately $72,000 for the period ending April 30, 2007.

Note 7.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare Regulatory Environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Employment Agreements:  The Company has employment agreements with its physician employees, the terms of which expire at various times. Such agreements provide for minimum salary levels including various benefits, as well as for discretionary bonus compensations. Under certain of the agreements, in the event employment is terminated (other than voluntarily by the employee or the Company for cause or upon the death of the employee), the Company is committed to pay a full monthly salary for a period of three months. The Company paid bonuses of approximately $275,000 to its physician employees for the period ended April 30, 2007.

Operating Leases:  The Company leases various office and medical laboratory facilities and equipment under non-cancelable lease agreements with terms ranging from two to ten years and expiring through 2010. The terms of the facility leases call for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was approximately $119,000 for the period ended April 30, 2007. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives is recorded on a straight-line basis over the term of the lease.

Aggregate future minimum annual rentals under the lease agreements as of April 30, 2007 are as follows (in thousands):

Year Ended April 30,
2008	$251
2009	242
2010	12

$505

Note 8.	Subsequent Events

On April 30, 2007, the Company was acquired from its members by Aurora Diagnostics Holdings, LLC. Payments in excess of the guaranteed minimum under the promissory notes are contingent on the performance of the Company.

Independent Auditor’s Report

To the Members
Aurora Diagnostics Holdings, LLC
Palm Beach Gardens, Florida

We have audited the accompanying balance sheets of Pathology Solutions, LLC as of March 12, 2010, December 31, 2009, December 31, 2008, and December 31, 2007 and the related statements of operations, member’s equity, and cash flows for the period from January 1, 2010 through March 12, 2010 and for the years ended December 31, 2009, December 31, 2008, and December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pathology Solutions, LLC as of March 12, 2010, December 31, 2009, December 31, 2008, and December 31, 2007 and, the results of its operations and its cash flows for the period January 1, 2010 through March 12, 2010 and for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

West Palm Beach, Florida
June 18, 2010

Pathology Solutions, LLC

Balance Sheets

	March 12,	December 31,	December 31,	December 31,
	2010	2009	2008	2007
	($ in thousands)

Assets
Current Assets
Cash	$487	$675	$2,368	$165
Investments in trading securities	—	616	459	—
Accounts receivable, net	2,525	2,586	2,162	1,384
Other current assets	30	33	10	16

Total current assets	3,042	3,910	4,999	1,565
Property and Equipment, net	712	693	371	213

	$3,754	$4,603	$5,370	$1,778

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$463	$346	$502	$112
Accrued compensation	103	44	17	41
Other accrued expenses	30	10	296	235

Total current liabilities	596	400	815	387

Members’ Equity	3,158	4,203	4,555	1,391

	$3,754	$4,603	$5,370	$1,778

See Notes to Financial Statements.

Pathology Solutions, LLC

Statements of Operations and Members’ Equity and Comprehensive Income
Period from January 1, 2010 through March 12, 2010
and For the Years Ended December 31, 2009, 2008 and 2007

	Period
	January 1, 2010
	through	Year Ended	Year Ended	Year Ended
	March 12, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	($ in thousands)

Net Revenues	$3,198	$16,464	$8,191	$4,444

Operating costs and expenses:
Cost of services	1,177	6,923	2,925	1,923
Selling, general and administrative expenses	299	2,500	1,062	702
Depreciation expense	53	176	95	50

Total operating costs and expenses	1,529	9,599	4,082	2,675

Income from operations	1,669	6,865	4,109	1,769
Nonoperating income (expense):
Interest income	—	29	19	4
Other income (expense)	12	323	7	(8)

Other income	12	352	26	(4)
Net income	$1,681	$7,217	$4,135	$1,765

Statements of Members’ Equity and Comprehensive Income
Balance, beginning	$4,203	$4,555	$1,391	$77
Contributions	—	—	—	50
Distributions	(2,726)	(7,569)	(911)	(505)
Net income	1,681	7,217	4,135	1,765
Accumulated other comprehensive income	—	—	(60)	4

Balance, ending	$3,158	$4,203	$4,555	$1,391

Pathology Solutions, LLC

Statements of Cash Flows
Period from January 1, 2010 through March 12, 2010
and For the Years Ended December 31, 2009, 2008 and 2007

	Period
	January 1, 2010
	through	Year Ended	Year Ended	Year Ended
	March 12, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	($ in thousands)

Cash Flows From Operating Activities
Net income	$1,681	7,217	4,135	1,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	53	176	95	50
Net unrealized loss (gain) on trading securities	34	(67)	21	—
Allowance for bad debt	(128)	(56)	230	213
Changes in assets and liabilities:
(Increase) Decrease in:
Accounts receivable	189	(369)	(1,007)	(1,364)
Other assets	2	(23)	6	(16)
Increase (Decrease) in:
Accounts payable	117	(155)	390	100
Accrued compensation	59	28	(25)	22
Other accrued expenses	20	(287)	2	192

Net cash provided by operating activities	2,027	6,464	3,847	962

Cash Flows From Investing Activities
Net trading securities	582	(89)	(480)	—
Purchase of property and equipment	(71)	(499)	(253)	(165)

Net cash provided by (used in) investing activities	511	(588)	(733)	(165)

Cash Flows From Financing Activities
Payments on line of credit	—	—	—	(180)
Capital contributions	—	—	—	50
Distributions to members	(2,726)	(7,569)	(911)	(505)

Net cash used in financing activities	(2,726)	(7,569)	(911)	(635)

Net increase (decrease) in cash	(188)	(1,693)	2,203	162
Cash, beginning	675	2,368	165	3

Cash, ending	$487	675	2,368	165

See Notes to Financial Statements.

Pathology Solutions, LLC

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Pathology Solutions, LLC (the “Company”) was organized on March 4, 2005 in the State of New Jersey as a limited liability company to operate as an anatomic pathology laboratory.

The Company engages in the business of providing anatomic pathology services to physicians in the Mid-Atlantic region of the United States.

A summary of the Company’s significant accounting policies follows:

Accounting estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Due to the inherent uncertainties in this process, actual results could differ from those estimates.

Cash:  The Company considers deposits and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Daily bank deposits are held in noninterest bearing accounts with a financial institution that are insured by the Federal Deposit Insurance Corporation’s (“FDIC”). The Company has not experienced any losses on such accounts.

Fair value of financial instruments:  The Company has adopted Fair Value Measurement and Disclosure guidance for all assets and liabilities that are recognized or disclosed at fair value in the financial statements. The guidance defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principle or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, the guidance expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value or observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs that are not corroborated by market data.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to the guidance. Valuations performed maximize the use of observable inputs and minimize the use of unobservable inputs. At each reporting period, all financial assets and liabilities approximated fair value due to the short-term nature of these accounts.

Investments in marketable equity securities:  The Company’s investments in marketable equity securities are recorded at fair value and are classified as trading. Fair value is based on quoted market prices, level 1 inputs in the fair value hierarchy. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. At each balance sheet date, unrealized gains and losses from trading securities are recognized in income or loss until realized from sales. During 2009, the Company had a realized gain on sale of marketable equity securities of approximately $230,000 which is included in the other income on the accompanying statement of operations.

Pathology Solutions, LLC

Notes to Financial Statements — (Continued)

Revenue recognition and accounts receivable:  The Company recognizes revenue at the time services are performed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision for doubtful accounts and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the Company’s provision for doubtful accounts and impact its results of operations and financial position. Blue Cross/Blue Shield and Medicare provided the following of the Company’s net revenues for the periods ended:

	March 12,	December 31,	December 31,	December 31,
	2010	2009	2008	2007

Blue Cross/Blue Shield	33%	27%	29%	28%
Medicare	13%	31%	28%	21%

Property and equipment:  Property and equipment is stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. Depreciation is calculated on a straight-line basis, over the estimated useful lives of the respective assets, which range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the term of the related lease, or the useful life of the asset.

Distributions to members and allocation of profits and losses:  Profits and losses are allocated to the members in accordance with certain provisions contained in the Company’s Limited Liability Company Agreement. Distributions are also made in accordance with the terms of the LLC Agreement.

Income taxes:  The Company is a New Jersey limited liability company for federal and state income tax purposes, in accordance with the applicable provisions of the Internal Revenue Code. Accordingly, the Company is generally not subject to income taxes. The income attributable to the limited liability company is distributed to the members in accordance with the terms of the operating agreement.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Concentration of credit risk:  Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company’s payors. While the Company has receivables due from federal and state governmental agencies, the Company does not believe such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments and payment is primarily dependent on submitting appropriate documentation.

Subsequent events:  The Company has evaluated all subsequent events through June 18, 2010, the date of issuance of the consolidated financial statements.

Pathology Solutions, LLC

Notes to Financial Statements — (Continued)

Note 2.	Accounts Receivable

Accounts receivable consist of the following as of (in thousands):

	March 12,	December 31,	December 31,	December 31,
	2010	2009	2008	2007

Accounts receivable and unbilled receivables	$2,805	$2,994	$2,625	$1,618
Less: allowance for doubtful accounts	(280)	(408)	(463)	(234)

Accounts receivable, net	$2,525	$2,586	$2,162	$1,384

Note 3.	Property and Equipment

Property and equipment consist of the following as of (in thousands):

	Estimated
	useful life	March 12,	December 31,	December 31,	December 31,
	(years)	2010	2009	2008	2007

Transportation equipment	5	$142	$127	$35	$17
Leasehold improvements	5	73	69	—	—
Furniture and fixtures	7	42	42	7	3
Equipment	3 - 5	801	762	481	253
Software	3	56	42	21	19

		1,114	1,042	544	292
Less accumulated depreciation		(402)	(349)	(173)	(79)

		$712	$693	$371	$213

Depreciation expense was approximately $53,000 for the period from January 1, 2010 to March 12, 2010 and $176,000, $95,000, and $50,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 4.	Commitments and Contingencies

During the ordinary course of business, the Company may become subject to legal actions and proceedings. The Company may have liability with respect to its employees and its pathologists. Medical malpractice claims are generally covered by insurance. While the Company believes the outcome of any such legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity, if the Company is ultimately found liable under any medical malpractice claims, there can be no assurance the Company’s medical malpractice insurance coverage will be adequate to cover any such liability.

Healthcare regulatory environment:  The healthcare industry, in general, and the services the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a portion of the Company’s revenue is from payments by government-sponsored health programs, including Medicare, and is subject to audit and adjustments by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or change in the interpretation of the coding of services or the amounts payable for the Company’s services under these programs could have a material adverse effect on the Company’s financial position and results of operations.

Pathology Solutions, LLC

Notes to Financial Statements — (Continued)

Employment Agreements:  The Company has employment agreements with its physician employees, the terms which expire at various times. Such agreements provide for minimum salary levels including various benefits.

Operating leases:  The Company leased an office and medical laboratory facility under a non-cancelable lease agreement from January 2007 through May 2009. In June 2009, the Company entered into a lease at a new facility with annual renewable terms expiring in September 2012. The terms of the facility lease call for the Company to pay for certain taxes or common utility charges. Rent expense including these taxes and common utility charges was approximately $30,000 for the period from January 1, 2010 through March 12, 2010 and $80,000, $50,000, and $45,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives is recorded on a straight-line basis over the term of the lease.

Aggregate future minimum annual rentals under the lease agreement are as follows (in thousands):

Year Ending December 31,

2010	$68
2011	72
2012	56
Thereafter	0

$196

Note 5.	Related Party Transactions

The Company utilizes certain services of entities owned by the majority member for management fees. Total cost of these services was approximately $0 for the period from January 1, 2010 through March 12, 2010 and $485,000, $68,000, and $20,000 for the years ended December 31, 2009, 2008, and 2007, respectively. These related party amounts are included in selling, general and administrative expenses in the accompanying statements of operations.

Note 6.	Employee Benefit Plans

The Company maintained a defined benefit pension plan covering substantially all of the Company’s eligible employees which was established on January 1, 2006 and terminated March 15, 2009. Benefits were based on the years of service and compensation. The Company’s plan was funded in conformity with the funding requirements of the Employee Retirement Income Security Act “ERISA” and the Internal Revenue Code. The Company made contributions to the plan of approximately $233,000 for the period from January 1, 2009 through March 15, 2009 and $238,000 and $46,000 for the years ended December 31, 2008 and 2007, respectively.

A summary of fair value of plan assets, projected benefit obligations, and funded status at December 31, 2009, 2008 and 2007 is as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Fair value of plan assets	$—	$524,210	$284,700
Projected benefit obligations	—	580,660	281,000

Funded status at end of years	$—	$(56,450)	$3,700

Pathology Solutions, LLC

Notes to Financial Statements — (Continued)

Amounts recognized in the balance sheets consist of:

	December 31,	December 31,	December 31,
	2009	2008	2007

Current assets	$—	$—	$3,700
Current liabilities	—	56,450	—

	$—	$56,450	$3,700

On February 18, 2009, the Company adopted a resolution to terminate the pension plan as of March 15, 2009. All assets of the plan were distributed on June 17, 2009, resulting in a settlement gain of $137,900 which was utilized to offset amounts previously recorded in other comprehensive income. The assets associated with the defined benefit pension plan were contributed to the Company’s Profit Sharing Plan during the year ended December 31, 2009.

The Profit Sharing Plan covers substantially all of its employees. Eligible participants are 21 years of age and have worked at least 1,000 hours during a consecutive 12 month period. The Company may elect to make a discretionary contribution in each plan year. For the period ended March 12, 2010 and for the year ended December 31, 2009, the Company contributed approximately $0 and $145,000, respectively, to the Profit Sharing Plan.

Note 7.	Subsequent Events

On March 12, 2010, the Company was acquired by Aurora Diagnostics Holdings, LLC in exchange for $22.5 million and certain unsecured contingent promissory notes with maximum principal payment amounts of $11.5 million contingent on the performance of the Company.

Aurora Diagnostics Holdings, LLC

Schedule II — Valuation and Qualifying Accounts

Years Ended December 31, 2007, 2008 and 2009
(in thousands)

		Charged to		Net
	Beginning	Statement of	Other	Write Offs and	Ending
Description	Balance	Operations	Increases(1)	Other Adjustments	Balance

Allowance for Doubtful Accounts:
Year ended December 31, 2007	$421	$2,378	$4,743	$(1,256)	$6,286
Year ended December 31, 2008	$6,286	$8,037	$81	$(6,207)	$8,197
Year ended December 31, 2009	$8,197	$9,488	$240	$(9,372)	$8,553

(1)	Represents the Allowance for Doubtful Accounts recorded in connection with the application of acquisition accounting for the 2007, 2008 and 2009 acquisitions.

          Shares

Common Stock

Prospectus
, 2010

Joint Book-Running Managers

Morgan Stanley

UBS Investment Bank

Barclays Capital

Co-Managers
RBC Capital Markets
BMO Capital Markets
Lazard Capital Markets

Until          , 2010 all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$10,695
FINRA filing fee	15,500
Listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*
Total	*

*	To be filed by Amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. We currently maintain a directors’ and officers’ liability insurance policy.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we expect to enter into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of our company or any of its affiliated enterprises. Under these agreements, we would not be required to provide indemnification for matters including:

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our securities or a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty;

•	indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our Board of Directors or required by law;

•	indemnification for settlements the director or officer enters into without our written consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement that we file.

The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

•	Form of Certificate of Incorporation of Aurora Diagnostics, Inc.; and

•	Form of By-laws of Aurora Diagnostics, Inc.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock issued by us within the past three years. Also included is the consideration, if any, received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which we claimed an exemption from registration.

(a) Issuances of Capital Stock

On April 23, 2010, we issued 100 shares of our common stock to James C. New, our Chairman, Chief Executive Officer and President, for nominal consideration of $100. No underwriters were involved in the foregoing sale of securities and the transaction did not involve any form of public solicitation or general advertising. Furthermore, the transaction involved only one purchaser, a sophisticated, accredited investor who, as a significant holder of our equity securities and our Chairman, Chief Executive Officer and President, had access to the type of information normally provided in a statutory prospectus. Furthermore, in connection with the transaction, the investor agreed not to improperly resell or distribute the securities to the public. Accordingly, the securities were issued to a U.S. investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. In connection with the Reorganization Merger, these shares will be cancelled.

In connection with the Reorganization Merger, we will issue           shares of our common stock to Summit Partners,           shares of our common stock to KRG Capital Partners and           shares of our common stock to the Management Equityholders. These transactions will not involve any form of public solicitation or general advertising. Furthermore, these transactions will involve only a small number of purchasers, and each such purchaser will be a sophisticated, accredited investor who, as a significant holder of our equity securities with representatives on our Board of Directors, will have access to the type of information normally provided in a statutory prospectus. Furthermore, in connection with these transactions, the investors will agree not to improperly resell or distribute the securities to the public. Accordingly, the securities will be issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration is required.

In connection with the Reorganization Merger, we will issue           shares of our common stock to Summit Partners and           shares of our common stock to the Management Equityholders. These transactions will not involve any form of public solicitation or general advertising. Furthermore, these transactions will involve only a small number of purchasers, and each such purchaser will be a sophisticated, accredited investor who, as a significant holder of our equity securities with representatives on our Board of Directors, will have access to the type of information normally provided in a statutory prospectus. Furthermore, in connection with these transactions, the investors will agree not to improperly resell or distribute the securities to the public. Accordingly, the securities will be issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration is required.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:  The list of exhibits is set forth immediately following the signature pages to this Registration Statement and is incorporated herein by reference.

(b) Financial Statements Schedules:  Schedule II—Valuation and Qualifying Accounts on page F-85 is incorporated herein by reference.

Item 17.	Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palm Beach Gardens, State of Florida on October 22, 2010.

AURORA DIAGNOSTICS, INC.

/s/  Gregory A. Marsh
By: Gregory A. Marsh, its Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* James C. New	Chief Executive Officer and Director (principal executive officer)	October 22, 2010

/s/ Gregory A. Marsh Gregory A. Marsh	Chief Financial Officer (principal financial and accounting officer)	October 22, 2010

* Thomas S. Roberts	Director	October 22, 2010

* Christopher Dean	Director	October 22, 2010

* Peter J. Connolly	Director	October 22, 2010

* Mark M. King	Director	October 22, 2010

* Christopher J. Bock	Director	October 22, 2010

* Blair Tikker	Director	October 22, 2010

* James M. Emanuel	Director	October 22, 2010

*/s/ Gregory A. Marsh Gregory A. Marsh Attorney in Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1*	—	Form of Underwriting Agreement
3.1	—	Form of Certificate of Incorporation of Aurora Diagnostics, Inc.
3.2	—	Form of Bylaws of Aurora Diagnostics, Inc.
4.1*	—	Specimen Stock Certificate of Aurora Diagnostics, Inc.’s Common Stock, par value $0.01 per share
5.1*	—	Opinion of Alston & Bird LLP
10.1	—	Form of Registration Rights Agreement of Aurora Diagnostics, Inc., by and among Aurora Diagnostics, Inc. and the other parties named therein
10.2	—	Form of Tax Receivable Agreement, among Aurora Diagnostics, Inc. and the other parties named therein
10.4	—	Form of Merger Agreement, by and among Aurora Diagnostics, Inc., Aurora Diagnostics Holdings, LLC and the other parties named therein
10.5**	—	Credit and Guaranty Agreement, by and among Aurora Diagnostics LLC as Borrower, Aurora Diagnostics Holdings, LLC and certain subsidiaries and affiliates of Aurora Diagnostics, LLC as Guarantors, the various lenders party thereto, Barclays Bank PLC as Administrative Agent and Collateral Agent, Barclays Capital, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC as Joint Lead Arrangers and Joint Bookrunners, Morgan Stanley Senior Funding, Inc. as Syndication Agent and UBS Securities LLC as Documentation Agent
10.6	—	Employment Agreement by and between Aurora Diagnostics, Inc. and James C. New
10.7	—	Employment Agreement by and between Aurora Diagnostics, Inc. and Gregory A. Marsh
10.8	—	Employment Agreement by and between Aurora Diagnostics, Inc. and Fred Ferrara
10.9	—	Employment Agreement by and between Aurora Diagnostics, Inc. and Michael J. Null
10.10	—	Employment Agreement by and between Aurora Diagnostics, Inc. and Martin J. Stefanelli
10.11**	—	Form of Management Agreement by and between Aurora Diagnostics, LLC and certain of our affiliated practice subsidiaries
10.12**	—	Form of Nominee Agreement by and between Aurora Diagnostics, LLC and certain of our affiliated practice subsidiaries
10.13**	—	Form of Non-Alienation Agreement by and between Aurora Diagnostics, LLC and certain of our affiliated practice subsidiaries
10.14**	—	Form of Services Agreement by and between Aurora Diagnostics, LLC and certain of our affiliated practice subsidiaries
10.15	—	Aurora Diagnostics, Inc. Independent Directors Compensation Plan
10.16	—	Aurora Diagnostics, Inc. 2010 Incentive Plan
10.17	—	Form of Nonstatutory Stock Option Certificate under the Aurora Diagnostics, Inc. 2010 Incentive Plan
21.1	—	List of subsidiaries of Registrant
23.1	—	Consent of McGladrey & Pullen, LLP
23.2	—	Consent of McGladrey & Pullen, LLP
24.1**	—	Power of Attorney (included in Part II of this registration statement)

*	To be filed by amendment.

**	Filed previously.